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Annual Report 2025

kimcorealty.com

KIMCO REALTY

Lincoln Square
Philadelphia, Pennsylvania

Kimco Realty® (NYSE:KIM) is a real estate investment trust (REIT) and leading owner and operator of high-quality, open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The Company's portfolio is strategically concentrated in the first-ring suburbs of the top major metropolitan markets, including high-barrier-to-entry coastal markets and Sun Belt cities. Its tenant mix is focused on essential, necessity-based goods and services that drive multiple shopping trips per week.

Publicly traded on the NYSE since 1991 and included in the S&P 500 Index, the Company has specialized in shopping center ownership, management, acquisitions, and value-enhancing redevelopment activities for more than 65 years. With a proven commitment to corporate responsibility, Kimco Realty is a recognized industry leader in this area. As of December 31, 2025, the Company owned interests in 565 U.S. shopping centers and mixed-use assets comprising 100 million square feet of gross leasable space. For further information, please visit www.kimcorealty.com.



FARM FRESH
PRODUCE
SPROUTS
FARMERS MARKET

Dear Fellow Stockholders and Associates,

In 2025, Kimco delivered record operating performance while further strengthening the resilience and long-term growth potential of our portfolio. We achieved all-time highs in pro-rata portfolio and pro-rata small shop occupancy, expanded our signed-but-not-open pipeline to a record level, and generated strong earnings growth. At the same time, we advanced a disciplined capital allocation strategy and reinforced the strength of our balance sheet.

Net income available to Kimco's common shareholders per diluted share increased 49% in 2025. Funds From Operations ("FFO") per diluted share grew 6.7% in 2025, marking our second consecutive year of growth exceeding 5%. Same-property net operating income ("NOI") rose 3.0% year-over-year in 2025, supported by accelerating rent commencements and sustained tenant demand. Pro-rata portfolio occupancy ended the year at 96.4%, matching our all-time high, while pro-rata small shop occupancy reached a record 92.7%.

Funds From Operations ("FFO") per diluted share grew 6.7% in 2025, marking our second consecutive year of growth exceeding 5%.

These results were achieved amid a period marked by fluctuating geopolitics, shifting tariffs, and most notably, a considerable surge in AI investment, all leading to uneven public market sentiment and volatility in capital flows across the REIT space. During this period of dislocation, we opportunistically repurchased shares near 52-week lows at an implied FFO yield of approximately 9%, taking advantage of a disconnect between public market valuations and continued cap rate compression in private markets.

While we do not have control over public market dynamics, we have consistently executed on the core fundamentals of our business, which remain exceedingly strong. Our performance reflects the durability of a portfolio of essential, grocery-anchored retail properties, concentrated in high-barrier suburban markets, and supported by a strong balance sheet — a combination designed to generate consistent cash flow across a variety of economic conditions.


ALDI
FOOD MARKET

Covina Town Square
Covina, California

Operating Momentum and Embedded Growth

With virtually no new supply and limited availability of vacant high quality retail space, leasing activity remained robust throughout 2025. We leased more than 12 million square feet during the year, with the fourth quarter producing the strongest new leasing volume in over a decade. In addition to the record pro-rata small shop occupancy we achieved, pro-rata anchor occupancy ended the year at 97.9%, up 90 basis points sequentially, supported by a record number of anchor leases signed in the fourth quarter.

Importantly, this leasing activity translated into forward-looking cash flow visibility. Our signed-but-not-open pipeline spread expanded to a record 390 basis points, representing approximately $73 million of future annual base rent. These commencements provide clear line of sight into embedded NOI growth through 2026 and beyond.

Although portfolio occupancy stands near record levels, we continue to see incremental opportunity. Anchor occupancy remains notably below pre-pandemic highs, representing additional revenue potential as spaces are repositioned and leased. On the small shop side, our focused initiatives addressing long-term vacancies and select anchor space repositionings have continued to drive incremental gains that should push occupancy higher. Another positive portfolio attribute is our solid tenant credit quality, as exposure to challenged retailers is limited. Retention levels continue to hover around 90%, further reinforcing the strength of demand for well-located open-air centers.

Redevelopment and densification initiatives represent another internal growth lever. In 2025, we completed 21 redevelopment and repositioning projects, generating a stabilized blended yield of 13.4%, and continued to advance multifamily entitlements within select mixed-use environments. Our focus on first-ring suburban locations positions Kimco to unlock the highest and best use of our real estate, with multifamily entitlements representing a significant long-term value creation opportunity. In many of our markets, surrounding density has increased significantly, and our centers offer opportunities to integrate complementary residential components that enhance traffic, merchandising, and long-term asset value. In 2025, we secured entitlements for 1,817 multifamily units, increasing our total entitled multifamily pipeline to approximately 10,300 units across the portfolio. We also began construction on The Chester, a 214-unit project at Westlake Shopping Center in Daly City, California, while the Coulter Place multifamily project at Suburban Square in Ardmore, Pennsylvania is nearing completion. These projects allow us to unlock embedded value within existing high-barrier locations while strengthening the portfolio's growth trajectory.

In addition to the record pro-rata small shop occupancy we achieved, pro-rata anchor occupancy ended the year at 97.9%, up 90 basis points sequentially, supported by a record number of anchor leases signed in the fourth quarter.




River Oaks Shopping Center
Houston, Texas

Capital Allocation as a Growth Lever

Capital allocation remains central to our strategy of continuously refining and strengthening the portfolio. In 2025, we advanced our new capital recycling initiative – monetizing lower-growth assets at attractive private market valuations and redeploying proceeds into higher-growth opportunities at a positive spread.

In 2025, we advanced our new capital recycling initiative – monetizing lower-growth assets at attractive private market valuations and redeploying proceeds into higher-growth opportunities at a positive spread.

A key component of this initiative is our deep reservoir of flat growth, long-term ground leases, which represent approximately 9% of our total annual pro-rata base rent. Due to the high credit quality nature of the ground leased tenants, they are highly valued in private markets with a deep buyer pool. Recycling this capital into grocery-anchored shopping centers at higher cap rates and growth profiles enhances both the current yield and long-term earnings potential.

Our Structured Investment Program further differentiates Kimco. By providing mezzanine financing and securing rights of first offer or refusal, we gain proprietary access to high-quality assets while earning attractive current yields and generating target investment returns in the double-digit IRR range. As of year-end 2025, investments that have been realized under our Structured Investment Program generated an average unlevered IRR of 11.9%. This platform provides a recurring source of investment opportunity that is less dependent on competitive bidding environments and strengthens our long-term acquisition pipeline. During 2025, we successfully acquired two high-quality, grocery-anchored shopping centers in core markets through this program.

Disciplined recycling, combined with thoughtful acquisitions and structured investments along with opportunistic share repurchases, enables us to allocate capital toward the highest risk-adjusted returns available while improving the portfolio's overall growth profile.


NORTH
NORTH
ITALIA

Mary Brickell Village
Miami, Florida


Wegmans
ALLIED
UNIVERSAL

Stonebridge at Potomac Town Center
Woodbridge, Virginia

Balance Sheet Strength and Financial Flexibility

In 2025, we achieved an important milestone with the receipt of an A-level credit rating from both Moody's and S&P. Together with our previous A- rating from Fitch, Kimco is among a select group of REITs with A-/A3 ratings from the three largest rating agencies.

We ended the year with over $2.2 billion of immediate liquidity and consolidated net debt to EBITDA of approximately 5.4x. Our maturity schedule remains well laddered, and the addition of a new commercial paper program in 2026 further enhances financial flexibility.

A strong balance sheet provides resilience and optionality. It enables proactive capital recycling, supports redevelopment initiatives, and positions us to navigate economic cycles while maintaining financial discipline.

Operating Model Evolution

As our portfolio has grown in scale and complexity, we have continued to refine how we operate to support stronger execution and long-term growth.

In 2025, we established the Office of Innovation and Transformation ("OIT") to enhance enterprise integration and operational efficiency. OIT is focused on improving data visibility, streamlining processes, and utilizing technology, including artificial intelligence and advanced data analytics, to improve leasing insights, capital allocation decisions, and operational efficiency across the portfolio. We continue to expand our use of AI-driven tools to support tenant prospecting, portfolio analysis, and internal decision-making, allowing our teams to operate more efficiently and identify opportunities more quickly. These efforts are intended to strengthen productivity, reduce inefficiencies, and reinforce margin durability over time.

In early 2026, we announced the transition from a regional operating model to a more functionally aligned, asset-centric structure. This evolution is designed to flatten the organization, clarify accountability at the asset level, and enable faster decision-making across leasing, asset management, and capital deployment. By aligning functions nationally while maintaining strong local market expertise, we believe we can execute more consistently across markets, gain market share of new store opening plans, and respond more quickly to opportunity.

Positioned for Sustainable Growth

As we enter 2026, we do so with strong operating momentum and clear visibility into embedded growth. Accelerating rent commencements, limited new supply, and sustained tenant demand position the portfolio for continued earnings progression.

As we enter 2026, we do so with strong operating momentum and clear visibility into embedded growth. Accelerating rent commencements, limited new supply, and sustained tenant demand position the portfolio for continued earnings progression.

With our foundation in essential, grocery-anchored retail located primarily in first-ring suburban markets — areas characterized by dense populations, strong household incomes, and significant barriers to new retail supply — and supported by a strong balance sheet and multiple internal and external growth levers, Kimco is designed to perform across cycles while compounding value over time.

On behalf of our Board of Directors and the entire Kimco team, thank you for your continued trust and partnership.

Conor C. Flynn
Chief Executive Officer

Ross Cooper
President, Chief Investment Officer

Glenn G. Cohen
Executive Vice President, Chief Financial Officer

David Jamieson
Executive Vice President, Chief Operating Officer

EBITDA (a non-GAAP financial measure within the meaning of the rules of the SEC) is generally calculated by the Company as net income/(loss) before interest, depreciation and amortization, provision/benefit for income taxes, gains/losses on sale of operating properties, losses/gains on change of control, profit participation from other investments, pension valuation adjustments, gains/losses on marketable securities and impairment charges.

Our method of calculating EBITDA may be different from methods used by other REITs and, accordingly, may not be comparable to such measures used by other REITs. We believe that EBITDA is an important metric in determining the success of our business as a real estate owner and operator. See the reconciliation to the applicable GAAP measure below.

In addition, we present a ratio of Net Debt to EBITDA, which is calculated using the non-GAAP measures: (1) Total debt outstanding reduced by the Company's cash and cash equivalents, and (2) Annualized EBITDA, each as reconciled to the applicable GAAP measures below.

Non-GAAP Measure: EBITDA

(Unaudited, dollars in thousands)

	Three Months Ended December 31, 2025
Net income	$153,310
Interest	84,354
Depreciation and amortization	154,045
Gain on sale of properties	(19,149)
Impairment charges (including real estate joint ventures)	898
Recovery for loan losses, net	(3,348)
Profit participation from other investments, net	(1,006)
Gain on derivative/marketable securities, net	(494)
Provision from income taxes	1,091
Consolidated EBITDA	$369,701
Consolidated Debt	$8,185,933
Consolidated Cash	(212,794)
Consolidated Net Debt	$7,973,139
Annualized Consolidated EBITDA	$1,478,804
Net Debt to Consolidated EBITDA	5.4x

Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 1-10899 (Kimco Realty Corporation)

Commission file number 333-269102-01 (Kimco Realty OP, LLC)

KIMCO REALTY CORPORATION
KIMCO REALTY OP, LLC

(Exact name of registrant as specified in its charter)

Maryland (Kimco Realty Corporation) **Delaware (Kimco Realty OP, LLC)**	**13-2744380** **92-1489725**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 North Broadway, Suite 201, Jericho, NY 11753
(Address of principal executive offices) (Zip Code)

(516) 869-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Kimco Realty Corporation

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share.	KIM	New York Stock Exchange
Depositary Shares, each representing one one-thousandth of a share of 5.125% Class L Cumulative Redeemable Preferred Stock, $1.00 par value per share.	KIMprL	New York Stock Exchange
Depositary Shares, each representing one one-thousandth of a share of 5.250% Class M Cumulative Redeemable Preferred Stock, $1.00 par value per share.	KIMprM	New York Stock Exchange
Depositary Shares, each representing one one-thousandth of a share of 7.250% Class N Cumulative Convertible Preferred Stock, $1.00 par value per share.	KIMprN	New York Stock Exchange

Kimco Realty OP, LLC

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Kimco Realty Corporation Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Kimco Realty Corporation Yes ☐ No ☑ **Kimco Realty OP, LLC** Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Kimco Realty Corporation Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Kimco Realty Corporation Yes ☑ No ☐ **Kimco Realty OP, LLC** Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Kimco Realty Corporation:

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

Kimco Realty OP, LLC:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Kimco Realty Corporation ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Kimco Realty Corporation ☑ **Kimco Realty OP, LLC** ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Kimco Realty Corporation ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Kimco Realty Corporation ☐ **Kimco Realty OP, LLC** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Kimco Realty Corporation Yes ☐ No ☑ **Kimco Realty OP, LLC** Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Kimco Realty Corporation was approximately $14.2 billion based upon the closing price on the New York Stock Exchange for such equity on June 30, 2025.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of February 10, 2026, Kimco Realty Corporation had 674,066,654 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference to the Kimco Realty Corporation's definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on May 21, 2026.

Index to Exhibits begins on page 51.

KIMCO REALTY CORPORATION
KIMCO REALTY OP, LLC

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2025

EXPLANATORY NOTE

This report combines the Annual Reports on Form 10-K for the year ended December 31, 2025, of Kimco Realty Corporation (the "Parent Company") and Kimco Realty OP, LLC ("Kimco OP"). Unless stated otherwise or the context requires, references to "Kimco Realty Corporation" or the "Parent Company" mean Kimco Realty Corporation and its subsidiaries, and references to "Kimco Realty OP, LLC" or "Kimco OP" mean Kimco Realty OP, LLC and its subsidiaries. The terms the "Company", "we", "our" or "us" refer to the Parent Company and its business and operations conducted through its directly or indirectly owned subsidiaries, including Kimco OP; and in statements regarding qualification as a Real Estate Investment Trust ("REIT") for U.S. federal income tax purposes, such terms refer solely to the Parent Company. References to "shares" and "shareholders" refer to the shares and shareholders of the Parent Company and not the limited liability company interest of Kimco OP.

The Parent Company is a REIT and is the managing member of Kimco OP. As of December 31, 2025, the Parent Company owned 99.79% of the outstanding limited liability company interests (the "OP Units") in Kimco OP. Noncontrolling OP Unit interests are owned by third parties and certain officers and directors of the Company.

Substantially all of the Parent Company's assets are held by, and substantially all of the Parent Company's operations are conducted through, Kimco OP (either directly or through its subsidiaries), as the Parent Company's operating company, and the Parent Company is the managing member of Kimco OP. Management operates the Parent Company and Kimco OP as one business. The management of the Parent Company consists of the same individuals as the management of Kimco OP. These individuals are officers of the Parent Company and employees of Kimco OP.

Stockholders' equity and Members' capital are the primary areas of difference between the Consolidated Financial Statements of the Parent Company and those of Kimco OP. Kimco OP's Members' capital currently includes OP Units owned by the Parent Company and noncontrolling OP Units owned by third parties and certain officers and directors of the Company. OP Units owned by outside members are accounted for within members' capital on Kimco OP's financial statements and in noncontrolling interests in the Parent Company's financial statements.

The Parent Company consolidates Kimco OP for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in Kimco OP. Therefore, while stockholders' equity, members' capital and noncontrolling interests differ as discussed above, the assets and liabilities of the Parent Company and Kimco OP are the same on their respective financial statements.

The Company believes combining the Annual Reports on Form 10-K of the Parent Company and Kimco OP into this single report provides the following benefits:

- Enhances investors' understanding of the Parent Company and Kimco OP by enabling investors to view the businesses as a whole in the same manner as management views and operates the businesses;
- Eliminates duplicative disclosure and provides a more concise and readable presentation because a substantial portion of the disclosure applies to both the Parent Company and Kimco OP; and
- Creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and Kimco OP, there are sections in this Annual Report that separately discuss the Parent Company and Kimco OP, including separate financial statements (but combined footnotes), separate controls and procedures sections, and separate Exhibit 31 and 32 certifications. In the sections that combine disclosure for the Parent Company and Kimco OP, unless context otherwise requires, this Annual Report refers to actions or holdings of Parent Company and/or Kimco OP as being the actions or holdings of the Company (either directly or through its subsidiaries, including Kimco OP).

TABLE OF CONTENTS


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FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K ("Form 10-K"), together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "commit," "anticipate," "estimate," "project," "will," "target," "plan," "forecast" or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond the Company's control and could materially affect actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, (i) financial disruption, changes in trade policies and tariffs, geopolitical challenges or economic downturn, including general adverse economic and local real estate conditions, (ii) the impact of competition, including the availability of acquisition or development opportunities and the costs associated with purchasing and maintaining assets, (iii) the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business, (iv) the reduction in the Company's income in the event of multiple lease terminations by tenants or a failure of multiple tenants to occupy their premises in a shopping center, (v) the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience, (vi) the availability of suitable acquisition, disposition, development, redevelopment and merger opportunities, and the costs associated with purchasing and maintaining assets and risks related to acquisitions not performing in accordance with our expectations, (vii) the Company's ability to raise capital by selling its assets, (viii) disruptions and increases in operating costs due to inflation and supply chain disruptions, (ix) risks associated with the development of mixed-use commercial properties, including risks associated with the development, and ownership of non-retail real estate, (x) changes in governmental laws and regulations, including, but not limited to, changes in data privacy, environmental (including climate change), safety and health laws, and management's ability to estimate the impact of such changes, (xi) valuation and risks related to the Company's joint venture and preferred equity investments and other investments, (xii) collectability of mortgage and other financing receivables, (xiii) impairment charges, (xiv) criminal cybersecurity attack disruptions, data loss or other security incidents and breaches, (xv) risks related to artificial intelligence, (xvi) impact of natural disasters and weather and climate-related events, (xvii) pandemics or other health crises, (xviii) our ability to attract, retain and motivate key personnel, (xix) financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms to the Company, (xx) the level and volatility of interest rates and management's ability to estimate the impact thereof, (xxi) changes in the dividend policy for the Company's common and preferred stock and the Company's ability to pay dividends at current levels, (xxii) unanticipated changes in the Company's intention or ability to prepay certain debt prior to maturity and/or maintain certain debt until maturity, (xxiii) the Company's ability to continue to maintain its status as a REIT for U.S. federal income tax purposes and potential risks and uncertainties in connection with its UPREIT structure, and (xxiv) other risks and uncertainties identified under Item 1A, "Risk Factors" and elsewhere in this Form 10-K and in the Company's other filings with the Securities and Exchange Commission ("SEC"). Accordingly, there is no assurance that the Company's expectations will be realized. The Company disclaims any intention or obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to refer to any further disclosures the Company makes or related subjects in the Company's quarterly reports on Form 10-Q and current reports on Form 8-K that the Company files with the SEC. Certain forward-looking and other statements in this Annual Report on Form 10-K, or other locations, such as our corporate website, contain various corporate responsibility standards and frameworks (including standards for the measurement of underlying data) and the interests of various stakeholders. As such, such information may not be, and should not be interpreted as necessarily being, "material" under the federal securities laws for SEC reporting purposes, even if we use the word "material" or "materiality" in this document. Corporate Responsibility information is also often reliant on third-party information or methodologies that are subject to evolving expectations and best practices, and our approach to and discussion of these matters may continue to evolve as well. For example, our disclosures may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control.

PART I

Item 1. Business

Overview

The Company is the leading owner and operator of high-quality, open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The executive officers are engaged in the day-to-day management and operation of real estate exclusively with the Company, with nearly all operating functions, including leasing, asset management, maintenance, construction, legal, finance and accounting, administered by the Company. The Company's mission is to create destinations for everyday living that inspire a sense of community and deliver value to our many stakeholders.

The Company began operations through its predecessor, The Kimco Corporation, which was organized in 1966 upon the contribution of several shopping center properties owned by its principal stockholders. In 1973, these principals formed the Company as a Delaware corporation, and, in 1985, the operations of The Kimco Corporation were merged into the Company. The Company completed its initial public stock offering (the "IPO") in November 1991, and, commencing with its taxable year which began January 1, 1992, elected to qualify as a REIT in accordance with Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet several organizational and operational requirements and is required to distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes for any year less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. The Company reorganized into an UPREIT structure in January 2023. If, as the Company believes, it is organized and operates in such a manner so as to qualify and remain qualified as a REIT under the Code, the Company generally will not be subject to U.S. federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income, as defined in the Code. The Company maintains certain subsidiaries that made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"). This permits the Company to engage in certain business activities that a REIT may not conduct directly, by conducting such business activities through such TRSs. A TRS is subject to federal and state taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. In 1994, the Company's predecessor reorganized as a Maryland corporation. In March 2006, the Company was added to the S&P 500 Index, an index containing the stock of 500 Large Cap companies, most of which are U.S. corporations. The Company's common stock, Class L Depositary Shares, Class M Depositary Shares, and Class N Depositary Shares are traded on the New York Stock Exchange ("NYSE") under the trading symbols "KIM", "KIMprL", "KIMprM" and "KIMprN", respectively.

The Company is a self-administered REIT and has owned and operated open-air shopping centers for over 65 years. The Company has not engaged, nor does it expect to retain, any REIT advisors in connection with the operation of its properties. The Company's ownership interests in real estate consist of its consolidated portfolio and portfolios where the Company owns an economic interest, such as properties in the Company's investment real estate management programs, where the Company partners with institutional investors and also retains management.

The Company began to expand its operations through the development of real estate and the construction of shopping centers but revised its growth strategy to focus on the acquisition and redevelopment of existing shopping centers that include a grocery component. Additionally, the Company has developed, and continues to develop, various residential and mixed-use operating properties, as well as obtain entitlements to embark on additional projects of this nature through re-development opportunities.

On January 2, 2024, RPT Realty ("RPT") merged with and into the Company, with the Company continuing as the surviving public company (the "RPT Merger"), pursuant to the definitive merger agreement (the "Merger Agreement") between the Company and RPT, entered into on August 28, 2023. The RPT Merger added 56 open-air shopping centers, 43 of which were wholly-owned and 13 of which were owned through a joint venture, comprising 13.3 million square feet of gross leasable area ("GLA"). In addition, as a result of the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture. See Footnote 2 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

The Company has implemented its investment real estate management format through the establishment of various institutional joint venture programs, in which the Company has noncontrolling interests. The Company earns management fees, acquisition fees, disposition fees as well as promoted interests based on achieving certain performance metrics.

In addition, the Company has capitalized on its established expertise in retail real estate by establishing other ventures in which the Company owns a smaller equity interest and provides management, leasing and operational support for those properties. The Company has also provided preferred equity capital to real estate professionals and, from time to time, provides real estate capital, retail real estate financing and management services to both healthy and distressed retailers. The Company has also made selective investments in secondary market opportunities where a security or other investment is, in management's judgment, priced below the value of the underlying assets, however, these investments are subject to volatility within the equity and debt markets.

At December 31, 2025, the Parent Company is the managing member of Kimco OP and owns 99.79% of the limited liability company interests of, and exercises exclusive control over, Kimco OP as described in detail in the Explanatory Note to this Form 10-K.

As of December 31, 2025, the Company had interests in 565 shopping center properties, aggregating 100.2 million square feet of GLA, located in 29 states. In addition, the Company had 66 other property interests, primarily including net leased properties, preferred equity investments, and other investments, totaling 5.4 million square feet of GLA.

Economic Uncertainty

The economy continues to face challenges, which could adversely impact the Company and its tenants, including elevated inflation and interest rates, tenant bankruptcies, tariffs or other trade restrictions, geopolitical uncertainties and government shutdowns. These factors could slow economic growth and materially increase the cost of goods and services offered by the Company's tenants, leading to lower profits. To the extent our tenants are unable to pass these costs on to their customers, our tenants' operations could be adversely impacted, which could result in tenant bankruptcies, amongst other things, and could weaken demand by those tenants for our real estate and adversely impact the Company. In addition, these challenges could negatively affect the overall demand for retail space, including the demand for leasable space in the Company's properties. Any of these factors could materially adversely impact the Company's business, financial condition, results of operations or stock price. The Company continues to monitor economic, financial, and social conditions and will assess its asset portfolio for any impairment indicators. If the Company determines that any of its assets are impaired, the Company would be required to take impairment charges, and such amounts could be material.

Business Objective and Strategies

The Company has developed a strong nationally diversified portfolio of open-air, grocery anchored shopping centers located in drivable first-ring suburbs primarily within 19 major metropolitan Sun Belt and coastal markets, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. As of December 31, 2025, the Company derived 82% of its proportionate share of annualized base rental revenues from these top major metro markets. The Company's shopping centers provide essential, necessity-based goods and services to the local communities and are primarily anchored by a grocery store, home improvement center, off-price retailer, discounter and/or service-oriented tenant.

The Company's focus on high-quality locations has led to significant opportunities for value creation through the reinvestment in its assets to add density, replace outdated shopping center concepts, and better meet changing consumer demands. In order to add density to existing properties, the Company has obtained multi-family entitlements for 14,196 units, of which 3,505 units have been constructed as of December 31, 2025. The Company continues to place strategic emphasis on live/work/play environments and in reinvesting in its existing assets, while building shareholder value.

The Company's focus on open-air shopping centers designed to deliver elevated retail experiences and drive superior tenant performance is demonstrated by the Company's Lifestyle Collection™. Each upscale property in this curated portfolio features thoughtfully designed common areas, experiential programming, premium fashion and lifestyle brands, and elevated food and beverage offerings alongside everyday essentials - resulting in increased foot traffic, longer dwell times, and stronger tenant sales. Every center in the Lifestyle Collection is intentionally crafted to reflect the unique identity and aspirations of our brand partners, catering to a sophisticated consumer base through a thoughtfully composed tenant mix and a strong sense of place. Beyond the individual assets, the Lifestyle Collection serves as a gateway to the Company's broader national footprint, offering growth-minded brands a seamless path to scale within the open-air retail space. This integrated approach strengthens long-term partnerships and maximizes visibility, impact, and success for our tenants across the evolving retail landscape.

The strength and security of the Company's balance sheet remains central to its strategy. The Company's strong balance sheet and liquidity position are evidenced by its investment grade unsecured debt ratings (A-/A-/A3) by three major ratings agencies. The Company maintains one of the longest weighted average debt maturity profiles in the REIT industry, now at 7.9 years. The Company expects to continue to operate in a manner that fosters strong debt and fixed charge coverage metrics.

Business Objective

The Company's primary business objective is to be the premier owner and operator of open-air, grocery-anchored shopping centers, and mixed-use assets, in the U.S. The Company believes it can achieve this objective by:

- increasing the value of its existing portfolio of properties and generating higher levels of portfolio growth;
- increasing cash flows for reinvestment and/or for distribution to shareholders while maintaining conservative payout ratios;

- maintaining strong debt metrics and its A-/A-/A3 unsecured debt ratings;
- continuing growth in desirable demographic areas with successful retailers, primarily focused on grocery anchors; and
- increasing the number of entitlements for residential use.

Business Strategies

The Company believes it is well positioned to achieve sustainable growth, with its strong core portfolio and its recent acquisitions allowing the Company to achieve higher occupancy levels, increased rental rates and rental growth in the future. To further achieve the Company's business objectives it has identified the following strategic goals:

- Capitalizing on efficiencies and advantages of scale to serve as the best-in-class operator for tenants.
- Providing essential, necessity-based goods and services to local communities.
- Maintaining a strong balance sheet with ample liquidity.
- Expanding a nationally diversified portfolio located in the high barrier to entry, first-ring suburbs within key major metropolitan Sun Belt and coastal markets.
- Unlocking the highest and best use of real estate through its entitlement program and redevelopment projects through a disciplined capital allocation strategy.
- Leading in corporate responsibility, delivering value to investors, tenants, employees and communities.
- Investing in selective transactions through the Company's structured investment portfolio.
- Utilizing data and technology to enhance operational efficiencies.

The Company has identified the following four strategic pillars, which the Company believes positions it for sustainable growth in the future.

High Quality, Diversified Portfolio	• Well positioned, grocery anchored portfolio in major Sun Belt and coastal markets, with 91% of the portfolio within the Sun Belt and/or coastal markets • Highly diversified tenant base led by healthy mix of essential, necessity-based tenants and omni channel retailers • Provide critical last-mile solution to its diverse pool of tenants
Accretive Capital Allocation	• Generate additional internal and external growth through accretive acquisitions and (re)development • Growth through a curated collection of mixed-use projects and redevelopments • Opportunistic acquisition and structured investment platform ("Plus") business focused on accretive unique opportunities
Significant Financial Strength	• Maintain a strong balance sheet and liquidity position with an emphasis on reduced leverage and a sustainable and growing dividend • Over $2.2 billion of immediate liquidity, including the Company's $2.0 billion unsecured revolving credit facility • 7.9-year consolidated weighted average debt maturity profile • Over 525 unencumbered properties, representing approximately 91% of the centers in the Company's portfolio
Corporate Responsibility Leadership	• Over 65 years of delivering value to investors, tenants, employees, and communities • Corporate Responsibility approach is aligned with core business strategy • Proactive approach to assessing, disclosing and managing climate, reputational and other risks

The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2025, no single open-air shopping center accounted for more than 1.2% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.3% of the Company's total shopping center GLA. Furthermore, at December 31, 2025, the Company's single largest tenant represented only 3.8%, and the Company's five largest tenants aggregated to only 10.9%, of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest.

As one of the original participants in the growth of the shopping center industry and the nation's largest owner and operator of open-air shopping centers, the Company has established close relationships with major national and regional retailers and maintains a broad network of industry contacts. Management is associated with and/or actively participates in many shopping center and REIT industry organizations. Notwithstanding these relationships, there are numerous regional and local commercial developers, real estate companies, financial institutions and other investors who compete with the Company for the acquisition of properties and other investment opportunities and in seeking tenants who will lease space in the Company's properties.

The Company's executive and senior management teams are seasoned real estate operators with extensive retail and public company leadership experience. The Company's management has a deep industry knowledge and well-established relationships with retailers, brokers, and vendors through many years of operational and transactional experience, as well as significant capital markets capabilities. The Company believes that management's expertise, experience, reputation, and key relationships in the retail real estate industry provides it with a significant competitive advantage in attracting new business opportunities.

Government Regulation

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, international tariffs and other trade restrictions, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property and the Americans with Disabilities Act of 1990.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law, which included certain modifications to U.S. tax law, including certain provisions that affect the taxation of REITs and their investors. The OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017 and were generally set to expire for taxable years beginning after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for "qualified REIT dividends" for individuals and other non-corporate taxpayers. The OBBBA also increased the percentage limit under the REIT asset test applicable to TRSs (the permissible value of TRS securities that a REIT may hold) from 20% to 25% of the value of the REIT's total assets for taxable years beginning after December 31, 2025. The OBBBA did not have a material impact on the Company's financial condition and/or results of operations.

In addition, see Item 1A. Risk Factors for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" together with our audited consolidated financial statements and the related notes thereto for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Human Capital Resources

The Company believes that its associates are one of its strongest resources. The Company is committed to best practices in all phases of the associate life cycle, including recruitment, training, development and promotion. By cultivating high levels of associate satisfaction, management's goal is to ensure the Company remains a significant driving force in commercial real estate well into the future.

The Company is an equal opportunity employer committed to hiring, developing, and supporting a collaborative workforce. The Company takes steps to support its commitment that employment decisions (including how persons are recruited, hired, assigned and promoted) are not made on the basis of any legally protected characteristic. All of our employees must adhere to a Code of Business Conduct and Ethics that sets standards for appropriate behavior and includes required, regular internal training on preventing, identifying, reporting and stopping any type of discrimination and/or retaliation.

To attract and retain high performing individuals, we are committed to partnering with our associates to provide opportunities for their professional development and promote their health and well-being. We offer a broad range of benefits, and we believe our compensation package and benefits are competitive with others in our industry. In addition to base salary, many of our associates participate in an annual bonus plan and receive annual equity awards. Our benefits programs include a robust offering of medical, dental, vision, life, disability and a number of exciting ancillary benefits, all of which require modest associate contributions or are offered at no cost to associates. The Company also provides a Safe Harbor 401(k) program with both pretax and Roth offerings including a robust, fully vested matching contribution.

The Company has earned Great Place to Work certification for eight consecutive years and has been recognized as a recipient of Best Workplaces in Real Estate, Best Workplaces in New York, and Best Workplaces for Millennials.

The Company operates under a hybrid work model, which balances valuable face-to-face interactions with individual preferences for ideal work conditions. By focusing on communication, collaboration, and innovation, and by encouraging associates to be deliberate in where and how they choose to work, the model results in an engaged, satisfied and efficient workforce.

The Company's executive and management team promotes a true "open door" environment in which all feedback and suggestions are welcome. Whether it be through regular face-to-face discussion, all employee calls, department meetings, frequent training sessions, Coffee Connections with the executive team, use of our BRAVO recognition program, participation in our leadership development programs, or suggestions through the Company's internet portal, associates are encouraged to be inquisitive and share ideas. Those ideas have resulted in a number of programs and benefit enhancements.

The Company promotes physical and mental health, including access to a national gym membership program and no cost access to numerous health and wellness applications for associates and their family members. It supports an internal Wellness Council and hosts regular wellness and nutrition seminars and health screenings.

Engaging in the community is important to the Company and its associates. Across the Company's numerous offices, associates host volunteer and social activities. The Company promotes and supports associate volunteerism with two volunteer days off per year and a Company matching program in support of each associate's charitable endeavors. Employees may participate in KIMunity Councils focused in the areas of culture, charitable and in-kind giving, wellness, sustainability, and tenant engagement.

The Company's executive offices are located at 500 North Broadway, Suite 201, Jericho, NY 11753, a mixed-use property that is wholly-owned by the Company, and its telephone number is 516-869-9000 or 1-800-764-7114. Nearly all corporate functions, including legal, data processing, finance and accounting are administered by the Company from its executive offices in Jericho, New York and supported by the Company's regional offices. As of December 31, 2025, a total of 710 persons were employed by the Company, of which 32% were located in our corporate office with the remainder located in 30 offices throughout the United States or working remotely. The average tenure of our employees was 10.1 years.

Corporate Responsibility Programs

The Company strives to build a thriving and viable business, one that succeeds by delivering long-term value for its stakeholders. We believe that the Company's Corporate Responsibility programs are aligned with its core business strategy of creating destinations for everyday living that inspire a sense of community and deliver value to its many stakeholders.

The Company's Board of Directors sets the objectives for Company's overall Corporate Responsibility programs and oversees enterprise risk management. The Nominating and Corporate Governance Committee of the Board of Directors is responsible for overseeing the Company's efforts with regard to the Company's Corporate Responsibility matters.

As a real estate portfolio owner, the Company works to monitor physical and transition risks as well as opportunities posed to its business by climate change and quantifies and discloses the climate information regarding its activities. Climate risks and opportunities are generally evaluated at both the corporate and individual asset level. The following table summarizes relevant climate risks identified as a part of the Company's ongoing risk assessment process. The Company may be subject to other climate risks not included below.

Climate Risk	Description
Physical Risk	
Acute Hazards - Windstorms	Increased frequency and intensity of windstorms, such as hurricanes, could lead to property damage, loss of property value, increased operating and capital costs and insurance premiums, and interruptions to business operations.
Acute Hazards - Flooding	Change in rainfall conditions leading to increased frequency and severity of flooding could lead to property damage, loss of property value, increased operating and capital costs and insurance premiums, and interruptions to business operations.
Acute Hazards and Chronic Stressors - Wildfires	Change in fire potential could lead to permanent loss of property, stress on human health (air quality) and stress on ecosystem services.
Chronic Stressors - Sea Level Rise	Rising sea levels could lead to storm surge and other potential impacts for low-lying coastal properties leading to damage, loss of property value, increased operating and capital costs and insurance premiums, and interruptions to business operations.
Chronic Stressors - Heat and Water Stress	Increases in temperature could lead to droughts and decreased available water supply could lead to higher utility usage and supply interruptions.
Transition Risk	
Policy and Legal	Regulations at the federal, state and local levels, in addition to stakeholder adherence to international regulations, could impose additional operating and capital costs associated with utilities, energy efficiency, building materials and building design.
Reputation and Market	Increased interest among retail tenants in building efficiency, sustainable design criteria and "green leases," which incorporate provisions intended to promote sustainability at the property, could result in decreased demand for outdated space. Potential for fluctuating costs for carbon intensive raw materials used to construct and renovate properties.
Technology	Increasing market and regulatory expectations may result in increased investment in upgrading technology and assets, including training and startup costs.

The Company's approach in mitigating these risks includes, but is not limited to (i) carrying additional insurance coverage relating to flooding and windstorms, (ii) maintaining a geographically diversified portfolio, which limits exposure to event driven risks, (iii) creating a form "green lease" for its tenants, which incorporates varied criteria that align landlord and tenant sustainability priorities as well as establishing green construction criteria and (iv) implementing emergency preparedness and operational energy and water efficiency programs.

In 2020, the Company issued $500.0 million in 2.70% notes due 2030 in its first green bond offering. The net proceeds were allocated to finance or refinance eligible green projects, aligned with the Green Bond Principles, 2018 as administered by the International Capital Market Association. As of June 30, 2024, the Company reached full allocation of the $500.0 million green bond. Additionally, the Company's $2.0 billion Credit Facility is a green credit facility, which incorporates rate adjustments associated with attainment (or non-attainment) of Scope 1 and 2 greenhouse gas ("GHG") emissions reductions. The Company, at December 31, 2025, also has a credit agreement in which $310.0 million in term loans have rate adjustments that are also tied to the attainment (or non-attainment) of Scope 1 and 2 GHG emissions. During 2025, the Company attained the Scope 1 and 2 GHG emissions targets and achieved the maximum interest rate adjustment to its Credit Facility and certain of its term loans.

Additional information about our approach to corporate responsibility, including our corporate responsibility targets, is available in our Corporate Responsibility Report, which can be found on the Company's website. Such information is not incorporated by reference into, and is not part of, this annual report on Form 10-K.

Information About Our Executive Officers

The following table sets forth information with respect to the executive officers of the Company as of December 31, 2025:

Name	Age	Position	Joined Kimco
Conor C. Flynn	45	Chief Executive Officer and Director	2003
Ross Cooper	43	President, Chief Investment Officer and Director	2006
Glenn G. Cohen	61	Executive Vice President, Chief Financial Officer	1995
David Jamieson	45	Executive Vice President, Chief Operating Officer	2007

Available Information

The Company's website is located at *http://www.kimcorealty.com*. The information contained on our website does not constitute part of this Form 10-K. On the Company's website you can obtain, free of charge, a copy of this Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable, after we file such material electronically with, or furnish it to, the SEC. The public may read and obtain a copy of any materials we file electronically with the SEC at *http://www.sec.gov*.

Item 1A. Risk Factors

We are subject to certain business and legal risks, including, but not limited to, the following:

Risks Related to Our Business and Operations

Adverse global market and economic conditions may impede our ability to generate sufficient income and maintain our properties.

Our properties consist primarily of open-air shopping centers, including mixed-use assets, and other retail properties. Our performance, therefore, is generally linked to economic conditions in the market for retail space. The economic performance and value of our properties is subject to all of the risks associated with owning and operating real estate, including, but not limited to:

- changes in the national, regional and local economic climate;
- local conditions, including an oversupply of, or a reduction in demand for, space in properties like those that we own or operate;
- changes in demand for retail spaces, such as smaller store sizes as retailers reduce inventory and develop new prototypes;
- customers' use of e-commerce and online store sites;
- the attractiveness of our properties to tenants;
- market disruptions due to global pandemics or other health epidemics;
- the ability of tenants to pay rent, particularly national tenants with leases in multiple locations;
- tenants who may declare bankruptcy and/or close stores;
- competition from other available properties to attract and retain tenants;
- changes in market rental rates;
- the need to periodically pay for costs to repair, renovate and re-let space;
- ongoing consolidation in the retail sector;
- the excess amount of retail space in a number of markets;
- changes in operating costs, including costs for maintenance, insurance and real estate taxes;
- the expenses of owning and operating properties, which are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties;
- changes in laws and government policy and regulations, including those governing usage, zoning, the environment and taxes;
- changes in property taxes including from impacts of inflation as property values are reassessed;
- acts of terrorism and war and acts of God, including physical and weather-related damage to our properties;
- the continued service and availability of key personnel; and
- the risk of functional obsolescence of properties over time.

Competition may limit our ability to purchase new properties or generate sufficient income from tenants and may decrease the occupancy and rental rates for our properties.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. Open-air shopping centers, including mixed-use assets, or other retail shopping centers with more convenient locations or better rents may attract tenants or cause them to seek more favorable lease terms at or prior to renewal. Retailers at our properties may face increasing competition from other retailers, e-commerce, outlet malls, discount shopping clubs, and other forms of marketing goods, such as direct mail and internet marketing, all of which could (i) reduce rents payable to us, (ii) reduce our ability to attract and retain tenants at our properties; or (iii) lead to increased vacancy rates at our properties. We may fail to anticipate the effects of changes in consumer buying practices, particularly of growing online sales and the resulting retailing practices and space needs of our tenants or a general downturn in our tenants' businesses, which may cause tenants to close stores or default in payment of rent.

We face competition in the acquisition or development of real property from others engaged in real estate investment that could increase our costs associated with purchasing and maintaining assets. Some of these competitors may have greater financial resources than we do. This could result in competition for the acquisition of properties for tenants who lease or consider leasing space in our existing and subsequently acquired properties and for other investment or development opportunities.

Our performance depends on our ability to collect rent from tenants, our tenants' financial condition and our tenants maintaining leases for our properties.

At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants may delay a number of lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close stores or declare bankruptcy. Any of these actions, which have impacted us and will continue to impact us from time to time, could result in the termination of tenants' leases and the loss of rental income attributable to these tenants' leases. In the event of a default by a tenant, we may experience delays and costs in enforcing our rights as landlord under the terms of the leases.

In addition, multiple lease terminations by tenants, or a failure by multiple tenants to occupy their premises in a shopping center could result in lease terminations or significant reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all, and our rental payments from our continuing tenants could significantly decrease. The occurrence of any of the situations described above, particularly involving a substantial tenant with leases in multiple locations, could have a material adverse effect on our financial condition, results of operations and cash flows.

A tenant that files for bankruptcy protection may not continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from the tenant or the lease guarantor, or their property, unless the bankruptcy court permits us to do so. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. As a result, it is likely that we would recover substantially less than the full value of any unsecured claims we hold, if at all.

Current geopolitical challenges could impact the U.S. economy and consumer spending and our results of operations and financial condition. The success of our business, and the success of our tenants in operating their businesses and their corresponding ability to pay us rent continue to be significantly impacted by many current economic challenges, which impact the performance of their businesses, including, but not limited to, inflation, labor shortages, including as a result of changes in immigration laws or their enforcement, tariffs or other trade restrictions, supply chain constraints, decreasing consumer confidence and discretionary spending, and elevated energy prices and interest rates.

E-commerce and other changes in consumer buying practices present challenges for many of our tenants and may require us to modify our properties, diversify our tenant composition and adapt our leasing practices to remain competitive.

Many of our tenants face strong competition from e-commerce and other sources that could cause them to reduce their size, limit the number of locations and/or suffer a general downturn in their businesses and ability to pay rent. We may also fail to anticipate the effects of changes in consumer buying practices, particularly of online sales and the resulting change in retailing practices and space needs of our tenants, which could have an adverse effect on our results of operations and cash flows. We are focused on anchoring and diversifying our properties with tenants that are more resistant to competition from e-commerce (e.g., groceries, essential retailers, restaurants and service providers), but there can be no assurance that we will be successful in modifying our properties, diversifying our tenant composition and/or adapting our leasing practices.

Our expenses may remain constant or increase, even if income from our real estate portfolio decreases, which could adversely affect our financial condition, results of operations and cash flows.

Costs associated with our business, such as common area expenses, utilities, insurance, real estate taxes, mortgage payments, and corporate expenses are relatively inflexible and generally do not decrease in the event that a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause our revenues to decrease. In addition, elevated or increased inflation could result in higher operating costs. If we are unable to lower our operating costs when revenues decline and/or are unable to pass along cost increases to our tenants, our financial condition, results of operations and cash flows could be adversely impacted.

We may be unable to sell our real estate property investments when appropriate or on terms favorable to us.

Real estate property investments are illiquid and generally cannot be disposed of quickly. The capitalization rates at which properties may be sold could be higher than historic rates, thereby reducing our potential proceeds from sale. In addition, the Code includes certain restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on terms favorable to us within a time frame that we would need. All of these factors reduce our ability to respond to changes in the performance of our investments and could adversely affect our business, financial condition and results of operations.

Certain properties we own have a low tax basis, which may result in a taxable gain on sale. We may utilize like-kind exchanges qualifying under Section 1031 of the Code ("1031 Exchanges") to mitigate taxable income; however, there can be no assurance that we will identify properties that meet our investment objectives for acquisitions. In the event that we do not utilize 1031 Exchanges, we may be required to distribute the gain proceeds to shareholders or pay income tax, which may reduce our cash flow available to fund our commitments.

From time to time, we acquire or develop properties or acquire other real estate related companies, and this creates risks.

We acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategies. We may not succeed in consummating desired acquisitions or in completing developments on time or within budget. When we do pursue a project or acquisition, we may not succeed in leasing newly developed or acquired properties at rents sufficient to cover the costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management's attention from other activities. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in poorer than anticipated performance. We may also abandon acquisition or development opportunities that management has begun pursuing and consequently fail to recover expenses already incurred and will have devoted management's time to a matter not consummated. Furthermore, our acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware of at the time of the acquisition. In addition, development of our existing properties presents similar risks.

Newly acquired or re-developed properties may have characteristics or deficiencies currently unknown to us that affect their value or revenue potential. It is also possible that the operating performance of these properties may decline under our management. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, our ability to manage our growth effectively will require us to successfully integrate our new acquisitions into our existing management structure. We may not succeed with this integration or effectively manage additional properties, particularly in secondary markets. Also, newly acquired properties may not perform as expected.

We face risks associated with the development of mixed-use commercial properties.

We operate, are currently developing, and may in the future develop, properties either alone or through joint ventures and preferred equity investments with other persons that are known as "mixed-use" developments. This means that, in addition to the development of retail space, the project may also include space for residential, office, hotel or other commercial purposes. We have less experience in developing and managing non-retail real estate than we do with retail real estate. As a result, if a development project includes a non-retail use, we may seek to develop that component ourselves, sell the rights to that component to a third-party developer with experience developing properties for such use or partner with such a developer. If we do not sell the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of commercial real estate generally, but also to specific risks associated with the development and ownership of non-retail real estate. In addition, even if we sell the rights to develop the other component or elect to participate in the development through a joint venture and preferred equity investments, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations necessitating that we complete the other component ourselves, including providing any necessary financing. In the case of residential properties, these risks include competition for prospective residents from other operators whose properties may be perceived to offer a better location or better amenities or whose rent may be perceived as a better value given the quality, location and amenities that the resident seeks. We will also compete against condominiums and single-family homes that are for sale or rent. In the case of office properties, the risks also include changes in space utilization by tenants due to technology, economic conditions and business culture, declines in financial condition of these tenants and competition for credit worthy office tenants. In the case of hotel properties, the risks also include elevated or increased inflation and utilities that may not be offset by increases in room rates. We are also dependent on business and commercial travelers and tourism. Because we have less experience with residential, office and hotel properties than with retail properties, we expect to retain third parties to manage our residential and other non-retail components as deemed warranted. If we decide to not sell or participate in a joint venture or preferred equity investment and instead hire a third-party manager, we would be dependent on them and their key personnel who provide services to us, and we may not find a suitable replacement if the management agreement is terminated, or if key personnel leave or otherwise become unavailable to us.

Construction projects are subject to risks that materially increase the costs of completion.

From time to time, we decide to develop a vacant land parcel or redevelop existing properties, which subjects us to risks and uncertainties associated with construction and development. These risks include, but are not limited to, risks related to obtaining all necessary zoning, land-use, building occupancy and other governmental permits and authorizations, risks related to the environmental concerns of government entities or community groups, risks related to changes in economic and market conditions, especially in an inflationary environment, between development commencement and stabilization, risks related to construction labor disruptions, adverse weather, natural disasters, acts of God or shortages of materials and labor, which could cause construction delays and risks related to increases in the cost of labor and materials, which could cause construction costs to be greater than projected and adversely impact the amount of our development fees or our financial condition, results of operations and cash flows.

Supply chain disruptions and unexpected construction expenses and delays could impact our ability to timely deliver spaces to tenants and/or our ability to achieve the expected value of a construction project or lease, thereby adversely affecting our profitability.

The construction and building industry, similar to many other industries, is experiencing worldwide supply chain disruptions due to a multitude of factors that are beyond our control. Materials, parts and labor have also increased in cost over the past year or more, sometimes significantly and over a short period of time. We may incur costs for a property renovation or tenant buildout that exceeds our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property or tenant space on schedule due to supply chain disruptions or labor shortages, including as a result of changes in immigration laws or their enforcement, which could result in increased debt service expense or construction costs. Additionally, some tenants may have the right to terminate their leases if a renovation project is not completed on time. The time frame required to recoup our renovation and construction costs and to realize a return on such costs can often be significant and materially adversely affect our profitability.

International trade disputes, including U.S. trade tariffs and retaliatory tariffs, could adversely impact our business.

International trade disputes, including threatened or implemented tariffs imposed by the U.S. and threatened or implemented tariffs imposed by foreign countries in retaliation, have adversely impacted and in the future could adversely impact our business. Many of our tenants sell imported goods, and tariffs or other trade restrictions have materially increased costs for these tenants and could continue to materially increase costs in the future. To the extent our tenants are unable to pass these costs on to their customers, our tenants' operations have been, and in the future could be, adversely impacted, which among other things, could weaken demand by those tenants for our real estate. If the operations of potential future tenants are similarly adversely impacted, overall demand for our real estate may also weaken. In addition, international trade disputes, including those related to tariffs, have resulted and in the future could result in inflationary pressures that directly impact our costs, such as costs for steel, lumber and other materials applicable to our redevelopment projects. Trade disputes have adversely impacted global supply chains which could further increase costs for us and our tenants or delay delivery of key inventories and supplies.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Investigation of a property may reveal non-compliance with the ADA. The requirements of the ADA, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. From time to time, we have made changes to properties to comply with the ADA, and future compliance with the ADA may require expensive changes to our properties.

We do not have exclusive control over our joint venture and preferred equity investments, such that we are unable to ensure that our objectives will be pursued.

We have invested in some properties as a co-venturer or a partner, instead of owning directly. In these investments, we do not have exclusive control over the development, financing, leasing, management and other aspects of these investments. As a result, the co-venturer or partner might have interests or goals that are inconsistent with ours, take action contrary to our interests or otherwise impede our objectives. These investments involve risks and uncertainties. The co-venturer or partner may fail to provide capital or fulfill its obligations, which may result in certain liabilities to us for guarantees and other commitments. Conflicts arising between us and our partners may be difficult to manage and/or resolve, and it could be difficult to manage or otherwise monitor the existing business arrangements. The co-venturer or partner also might become insolvent or bankrupt, which may result in significant losses to us.

In addition, joint venture arrangements may decrease our ability to manage risk and implicate additional risks, such as:

- our joint venture partner having potentially inferior financial capacity or diverging business goals and strategies, which could lead to actions not aligned with our interests;
- our inability to take actions with respect to the joint venture activities that we believe are favorable to us if our joint venture partner does not agree;
- our inability to control the legal entity that has title to the real estate associated with the joint venture;
- our lenders may not be easily able to sell our joint venture assets and investments or may view them less favorably as collateral, which could negatively affect our liquidity and capital resources;
- our joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our debt and equity; and
- our joint venture partners' business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.

Our joint venture and preferred equity investments generally own real estate properties for which the economic performance and value are subject to all the risks associated with owning and operating real estate as described above.

We may not be able to recover our investments in mortgage and other financing receivables or other investments, which may result in significant losses to us.

Our investments in mortgage and other financing receivables are subject to specific risks relating to the borrower and the underlying collateral. In the event of a default by a borrower, it may be necessary for us to foreclose our mortgage or engage in costly negotiations. Delays in liquidating defaulted mortgage loans and repossessing and selling the underlying properties could reduce our investment returns. Furthermore, in the event of default, the actual value of the property collateralizing the mortgage may decrease. A decline in real estate values will adversely affect the value of our loans and the value of the properties collateralizing our loans.

Our mortgage receivables may be or become subordinated to mechanics' or materialmen's liens or property tax liens. In these instances, we may need to protect a particular investment by making payments to maintain the current status of a prior lien or discharge it entirely. Where that occurs, the total amount we recover may be less than our total investment, resulting in a loss. In the event of a major loan default or several loan defaults resulting in losses, our investments in mortgage receivables would be materially and adversely affected.

The economic performance and value of our other investments, which we do not control, are subject to risks associated with owning and operating retail businesses, including:

- changes in the national, regional and local economic climate;
- the adverse financial condition of some large retailing companies;
- increasing use by customers of e-commerce and online store sites; and
- ongoing consolidation in the retail sector.

The Company is required under generally accepted accounting principles in the United States of America (“GAAP”) to provide allowances for credit losses, under the current expected credit loss model (“CECL”), on certain financial assets carried at amortized cost, such as loans held-for-investment and held-to-maturity debt securities, including related future funding commitments and accrued interest receivable. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement takes place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter. This differs significantly from the “incurred loss” model previously required under GAAP, which delayed recognition until it was probable a loss had been incurred. The CECL model has affected, and will continue to affect, how we determine our credit loss provision and has required us, and could continue to require us, to significantly increase our allowance for credit losses and recognize provisions for credit losses earlier in the lending cycle. Moreover, the CECL model creates more volatility in the level of our credit loss provisions. If we are required to materially increase our future level of credit loss allowances for any reason, such increase could adversely affect our business, results of operations and financial condition.

Our real estate assets may be subject to impairment charges.

We periodically assess whether there are any indicators that the value of our real estate assets may be impaired. A property’s value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Impairment charges upon recognition could have a material adverse effect on our results of operations in the period in which the charge is taken.

We may not be able to recover our investments, which may result in significant losses to us.

There can be no assurance that we will be able to recover the current carrying amount of all of our properties and investments and those of our unconsolidated joint ventures in the future. Our failure to do so would require us to recognize impairment charges for the period in which we reached that conclusion, which could materially and adversely affect our financial condition, results of operations and cash flows.

We have completed our efforts to exit Mexico and Canada, however, we cannot predict the impact of laws and regulations affecting these international operations, including the United States Foreign Corrupt Practices Act, or the potential that we may face regulatory sanctions.

Our international operations had included properties in Mexico and Canada and are subject to a variety of United States and foreign laws and regulations, including the United States Foreign Corrupt Practices Act and foreign tax laws and regulations. Although we have completed our efforts to exit our investments in Mexico and Canada, we cannot assure you that our past practices will continue to be found to be in compliance with such laws or regulations. In addition, we cannot predict the manner in which such laws or regulations might be administered or interpreted, or when, or the potential that we may face regulatory sanctions or tax audits as a result of our former international operations.

Cybersecurity attacks and incidents could materially impact our business, financial condition and results of operations.

Our information technology ("IT") networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. While we maintain some of our own critical IT networks and related systems, we also depend on third parties to provide important software, technologies, tools and a broad array of services and operational functions, including payroll, human resources, electronic communications and finance functions. In the ordinary course of our business, we and our third-party service providers collect, process, transmit and store sensitive information and data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information.

We, and our third-party service providers, like all businesses, are subject to cyberattacks and security incidents that threaten the confidentiality, integrity, and availability of our IT systems and information resources. Cyberattacks and security incidents include intentional or unintentional acts by employees, customers, contractors or third parties, who seek to gain unauthorized access to our or our service providers' systems to disrupt operations, corrupt data, or steal confidential or personal information through malware, computer viruses, ransomware, software or hardware vulnerabilities, social engineering (e.g., phishing attachments to e-mails) or other vectors.

Cyberattacks are becoming more challenging to identify, investigate and remediate, because attackers increasingly use techniques and tools, including artificial intelligence, that circumvent controls, avoid detection, and remove or obscure forensic evidence, including as a result of the intensification of state-sponsored cybersecurity attacks during periods of geopolitical conflict. There can be no assurance that our cybersecurity risk management program, security controls and security processes, or those of our third-party service providers will be fully implemented, complied with, or effective or that security breaches or disruptions will not materially impact our business. For example, scanning tools deployed in our IT environment allows us to identify and track certain known security vulnerabilities, but we cannot guarantee that patches or mitigating measures will be applied before vulnerabilities can be exploited by a threat actor.

We have experienced cybersecurity incidents that to date have not resulted in, and are not expected to result in, a material impact on the Company's business operations or financial results. For example, we are regularly subject to phishing attempts, certain of our third-party service providers have experienced incidents, and in February 2023, the Company experienced a criminal ransomware attack affecting data contained on legacy servers of Weingarten Realty Investors ("WRI"), which the Company acquired in August 2021. Although none of these incidents materially impacted the Company, we cannot guarantee that material incidents will not occur in the future. Moreover, we have acquired in the past and may acquire in the future companies with cybersecurity vulnerabilities or unsophisticated security measures, which could expose us to significant cybersecurity, operational, and financial risks.

A cyber incident could materially affect our operations and financial condition by:

- disrupting the proper functioning of our networks and systems and, therefore, our operations and/or those of certain of our tenants;
- resulting in misstated financial reports, violations of loan covenants and/or missed reporting deadlines;
- resulting in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- resulting in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;
- resulting in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;
- requiring significant management attention and resources to remediate systems, fulfill compliance requirements and/or to remedy any damages that result;
- subjecting us to regulatory enforcement, including investigative costs and fines or penalties;
- subjecting us to litigation claims for negligence, breach of contract or other agreements or other causes of action, potentially resulting in remedies such as damages, credits, penalties or termination of leases or other agreements; or
- damaging our reputation among our tenants, investors and associates.

In addition, federal and state governments and agencies have enacted, and continue to develop, broad data protection legislation, regulations, and guidance that require companies to increasingly implement, monitor and enforce reasonable cybersecurity measures.

These governmental entities and agencies are aggressively investigating and enforcing such legislation, regulations and guidance across industry sectors and companies. We may be required to expend significant capital and other resources to address an attack or incident and our insurance may not cover some or all of our losses resulting from an attack or incident. These losses may include payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services, in addition to any remedies or relief that may result from legal proceedings. The incurrence of these losses, costs or business interruptions may adversely affect our reputation as well as our financial condition, results of operations and cash flows.

Artificial intelligence presents risks and challenges that can impact our business, including by posing security risks to our confidential information, proprietary information, and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We have adopted generative artificial intelligence tools into our systems for specific use cases, subject to the artificial intelligence use policies that have been established by our legal and information security teams, and we are continuing to evaluate additional uses for generative artificial intelligence. Moreover, artificial intelligence or machine learning models may create incomplete, inaccurate, or otherwise flawed outputs, some of which may appear correct. Due to these issues, these models could lead us to make flawed decisions that could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, and legal liability. Our vendors or other third-party partners may incorporate generative artificial intelligence tools into their services and deliverables without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or a privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information, and our reputation and the public perception of the effectiveness of our security measures could be harmed. Additionally, the incorporation of artificial intelligence by our clients, vendors, contractors and other third parties into their products or services, with or without our knowledge, could give rise to issues pertaining to ethical, data privacy, information security and intellectual property considerations.

Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. In addition, uncertainty in the legal regulatory regime relating to artificial intelligence may require significant resources to modify and maintain business practices to comply with applicable law, the nature of which cannot be determined at this time. Legal and regulatory obligations related to artificial intelligence may prevent or limit our ability to use artificial intelligence in our business, lead to regulatory fines or penalties, require implementation of costly compliance measures, or require us to change our business practices. If we cannot use artificial intelligence, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

We may be subject to liability under environmental laws, ordinances and regulations.

Under various federal, state, and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances. The Company has environmental insurance coverage on certain of its properties, however, this coverage may not be sufficient to cover any or all expenses associated with the aforementioned risks.

Natural disasters, severe weather conditions and the effects of climate change could have an adverse impact on our financial condition, results of operations and cash flows.

Our operations are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, tornados, earthquakes, snowstorms, floods and fires, and the frequency of these natural disasters and severe weather conditions may increase due to climate change. The occurrence of natural disasters, severe weather conditions and the effects of climate change, including extreme temperatures or changes to meteorological or hydrological patterns, can delay new development or redevelopment projects, decrease the attractiveness of locations, increase investment costs to repair or replace damaged properties (or make repair or replacement impossible), increase operation costs, including the cost of energy at our properties, increase costs for future property insurance, negatively impact the tenant demand for lease space and cause substantial damages or losses to our properties, which could exceed any applicable insurance coverage. The incurrence of any of these losses, costs or business interruptions may adversely affect our financial condition, results of operations and cash flows.

We anticipate the potential effects of climate change will increasingly impact the decisions and analysis we make with respect to our properties, since climate change considerations can impact the relative desirability of locations and the cost of operating and insuring real estate properties. In addition, changes in government legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our development or redevelopment projects without a corresponding increase in revenues, which may adversely affect our financial condition, results of operations and cash flows. Transition impacts of climate change may subject us to increased regulations, reporting requirements (such as California's climate disclosure rules), standards, or expectations regarding the environmental impacts of our or our tenants' business. Failure to disclose accurate information in a timely manner may also adversely affect our reputation, business, or financial performance. For more information on potential climate-related risks, please refer to our disclosures titled "Corporate Responsibility Programs" above.

Pandemics or other health crises may adversely affect our tenants' financial condition and the profitability of our properties.

Our business and the businesses of our tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the COVID-19 pandemic.

Such events could result in the complete or partial closure of one or more of our tenants' manufacturing facilities or distribution centers, temporary or long-term disruption in our tenants' supply chains from local and international suppliers, and/or delays in the delivery of our tenants' inventory.

The profitability of our properties depends, in part, on the willingness of customers to visit our tenants' businesses. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid our properties, which could adversely affect foot traffic to our tenants' businesses and our tenants' ability to adequately staff their businesses. Such events could adversely impact tenants' sales and/or cause the temporary closure of our tenants' businesses, which could severely disrupt their operations and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Financial disruption, geopolitical challenges, or economic downturn could materially and adversely affect the Company's business.

Worldwide financial markets have experienced periods of extraordinary disruption and volatility, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. Moreover, many companies have experienced reduced liquidity and uncertainty as to their ability to raise capital during such periods of market disruption and volatility. In the event that these conditions recur or result in a prolonged economic downturn, our results of operations, financial condition or liquidity could be materially and adversely affected. These market conditions may affect the Company's ability to access debt and equity capital markets. In addition, as a result of recent financial events, we may face increased regulation.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which may adversely affect us.

From time to time, we use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk. These and similar hedging arrangements involve risks, including the risks that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that the amount of income we earn from hedging transactions may be limited by federal tax provisions governing REITs, and that these arrangements may reduce the benefits to us if interest rates decline. Developing and implementing an interest rate risk strategy is complex, and there can be no assurance that our hedging activities will be completely effective at insulating us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial effect on our results of operations or financial condition. Further, should we choose to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our obligations under such agreement.

We are subject to risks and costs arising from disclosures, commitments, evaluations and other items related to sustainability or corporate responsibility.

Scrutiny from investors and other stakeholders on how companies address a variety of sustainability-related matters, such as climate and human capital management, has increased in recent years. We engage in certain initiatives, including disclosures, to address such matters and related stakeholder expectations; however, such initiatives can be costly and may not have the desired effect. For example, as part of our sustainability efforts, we have adopted certain corporate responsibility goals, including GHG emissions reduction targets and other initiatives. If we cannot meet these goals fully or on time, we may face reputational damage. Moreover, many corporate responsibility initiatives leverage methodologies and data that are complex, and in some cases subjective or prone to error or misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many corporate responsibility matters. For example, various relevant third-party standards continue to evolve, including those regarding the monitoring and accounting of GHG emissions and reductions, including the standards and/or targets issued by the GHG

Protocol. Our approach to corporate responsibility matters evolves, and we cannot guarantee that our approach will align with any particular stakeholder's expectations or preferences or will meet the expectations or requirements of the various third-party standards. We continue to evaluate our strategy and goals and may choose to update our targets and goals. We may face reputational damage, including impacts to any related ratings, or additional costs in the event our sustainability procedures, goals or standards do not meet the standards set by various constituencies, and any failure to successfully navigate competing stakeholder interests may also result in adverse impacts to our business. Both advocates and opponents to certain corporate responsibility matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives, and corporate responsibility matters have attracted negative commentary and regulatory attention in the broader business sector. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to corporate responsibility matters. For example, while some policymakers (such as the State of California) have adopted or are considering adopting requirements for various disclosures or actions on climate or other sustainability matters, policymakers in other jurisdictions have adopted laws to constrain consideration of such matters in certain circumstances. Increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such corporate responsibility matters may also impact our suppliers or customers, which may adversely impact our business, financial condition, or results of operations.

Our success depends largely on the continued service and availability of key personnel.

We depend on the deep industry knowledge and efforts of key personnel, including our executive officers, to manage our day-to-day operations and strategic business direction. Our ability to attract, retain and motivate key personnel may significantly impact our future performance, and if any of our executive officers or other key personnel depart the Company, for any reason, we may not be able to easily replace such individual. The loss of the services of our executive officers and other key personnel could have a material adverse effect on our financial condition, results of operations and cash flows.

Retail operating conditions may adversely affect our results of operations.

A retail property's revenues and value may be adversely affected by a number of factors, many of which apply to real estate investment generally, but which also include trends in the retail industry and perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property. Our retail properties are public locations, and any incidents of crime or violence, including acts of terrorism, could result in a reduction of business traffic to tenant stores in our properties. Any such incidents may also expose us to civil liability or harm our reputation. In addition, to the extent that the investing public has a negative perception of the retail sector, the value of our retail properties may be negatively impacted.

Our Umbrella Partnership Real Estate Investment Trust ("UPREIT") structure may result in potential conflicts of interest with members of Kimco OP, whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law in connection with their management of the corporation. At the same time, we, as managing member of Kimco OP, our operating company, have fiduciary duties under Delaware law to our operating company and to its members in connection with the management of our operating company. Our duties as managing member of our operating company and to its members may come into conflict with the duties of our directors and officers to the corporation and our stockholders. While the operating agreement contains provisions limiting the fiduciary duties of the managing member to the operating company and its members, the provisions of Delaware law that allow for such limitations have not been fully tested in a court of law.

Risks Related to Our Debt and Equity Securities

We may be unable to obtain financing through the debt and equity markets, which could have a material adverse effect on our growth strategy, our financial condition and our results of operations.

From time to time, we have accessed the credit and/or equity markets to obtain additional debt or equity financing. We cannot assure you that we will be able to obtain additional debt or equity financing in the future or that we will be able to obtain financing on terms favorable to us. The inability to obtain financing on a timely basis could have negative effects on our business, such as:

- we could have difficulty acquiring or developing properties, which would materially adversely affect our investment strategy;
- our liquidity could be adversely affected;
- we may be unable to repay or refinance our indebtedness;
- we may need to make higher interest and principal payments or sell some of our assets on terms unfavorable to us to fund our indebtedness; or
- we may need to issue additional capital stock, which could further dilute the ownership of our existing stakeholders.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on terms favorable to us, if at all, and could significantly reduce the market price of our publicly traded securities.

We are subject to financial covenants that may restrict our operating and acquisition activities.

Our Credit Facility, bank term loans and the indentures under which our senior unsecured debt is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios and limitations on our ability to incur debt, make dividend payments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain acquisition transactions that might otherwise be advantageous. In addition, failure to meet any of the financial covenants could cause an event of default under our Credit Facility, bank term loans and the indentures and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

We have a substantial amount of indebtedness and may need to incur more indebtedness in the future.

We have substantial indebtedness. The level of indebtedness could have adverse consequences on our business, such as:

- requiring the Company to use a substantial portion of our cash flow from operations to service our indebtedness, which reduces the available cash flow to fund working capital, capital expenditures, development projects, and other general corporate purposes and reduce cash for distributions;
- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures, or other debt service requirements or for other purposes;
- increasing our costs of incurring additional debt;
- subjecting us to floating interest rates;
- limiting our ability to compete with other companies that are not as leveraged, as we may be less capable of responding to adverse economic and industry conditions;
- restricting the Company from making strategic acquisitions, developing properties, or exploiting business opportunities;
- restricting the way in which we conduct our business due to financial and operating covenants in the agreements governing our existing and future indebtedness;
- exposing the Company to potential events of default (if not cured or waived) under covenants contained in our debt instruments that could have a material adverse effect on our business, financial condition, and results of operations;
- increasing our vulnerability to a downturn in general economic conditions; and
- limiting our ability to react to changing market conditions in its industry.

The impact of any of these potential adverse consequences could have a material adverse effect on our results of operations, financial condition, and liquidity.

We are exposed to interest rate risk, and there can be no assurance that we will manage or mitigate this risk effectively.

We are exposed to interest rate risk, primarily through our unsecured revolving credit facility. Borrowings under our unsecured revolving credit facility and commercial paper program bear interest at a floating rate, and as a result, elevated or increased interest rates will increase the amount of interest we must pay. Our interest rate risk may materially change in the future if we increase our borrowings under this facility. A significant increase in interest rates could also make it more difficult to find alternative financing on desirable terms. Increases in interest rates on any of our variable-rate debt would result in an increase in interest expense, which could have an adverse effect on our results of operations, financial condition, and liquidity. For additional information with respect to interest rate risk, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K.

Changes in market conditions could adversely affect the market price of our publicly traded securities.

The market price of our publicly traded securities depends on various market conditions, which may change from time-to-time. Among the market conditions that may affect the market price of our publicly traded securities are the following:

- the extent of institutional investor interest in us;
- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;
- the attractiveness of the securities of REITs in comparison to securities issued by other entities, including securities issued by other real estate companies;
- our financial condition and performance;
- the market's perception of our growth potential, potential future cash dividends and risk profile;
- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for our shares; and

- general economic and financial market conditions.

We may change the dividend policy for our common stock in the future.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend on our earnings, operating cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, including preferred stock, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our Board of Directors deems relevant or are requirements under the Code or state or federal laws. Any negative change in our dividend policy could have a material adverse effect on the market price of our common stock.

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in our best interest, and as a result may depress the market price of our securities.

Our charter contains certain ownership limits. Our charter contains various provisions that are intended to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT**.** For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, and more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

- discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or
- result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Risks Related to Our Status as a REIT and Related U.S. Federal Income Tax Matters

Loss of our tax status as a REIT or changes in U.S. federal income tax laws, regulations, administrative interpretations or court decisions relating to REITs could have significant adverse consequences to us and the value of our securities.

We have elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. We believe that we are organized and operate in a manner that has allowed us to qualify and will allow us to remain qualified as a REIT under the Code. However, there can be no assurance that we have qualified or will continue to qualify as a REIT for U.S. federal income tax purposes.

Qualification as a REIT involves the application of highly technical and complex Code provisions, for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service (the "IRS") and U.S. Department of the Treasury. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, regulations, administrative interpretations or court decisions could significantly and negatively change the tax laws with respect to qualification as a REIT, the U.S. federal income tax consequences of such qualification or the desirability of an investment in a REIT relative to other investments.

In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, the composition of our assets and the sources of our gross income. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Furthermore, we own a direct or indirect interest in certain subsidiary REITs which have elected to be taxed as REITs for U.S. federal income tax purposes under the Code. Provided that each subsidiary REIT qualifies as a REIT, our interest in such subsidiary REIT will be treated as a qualifying real estate asset for purposes of the REIT asset tests. To qualify as a REIT, the subsidiary REIT must independently satisfy all of the REIT qualification requirements. The failure of a subsidiary REIT to qualify as a REIT could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus our ability to qualify as a REIT.

If we were to lose our REIT status, we would face serious tax consequences that would substantially reduce the funds available to pay distributions to stockholders for each of the years involved because:

- we would not be allowed a deduction for dividends to stockholders in computing our taxable income, and we would be subject to the regular U.S. federal corporate income tax;
- we could possibly be subject to a federal alternative minimum tax or increased state and local taxes;

- unless we were entitled to relief under statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified; and
- we would not be required to make distributions to stockholders.

Our failure to qualify as a REIT or new legislation or changes in U.S. federal income tax laws, including with respect to qualification as a REIT or the tax consequences of such qualification, could also impair our ability to expand our business or raise capital and have a materially adverse effect on the value of our securities.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.

To qualify as a REIT, we generally must distribute annually to our stockholders at least 90% of our REIT taxable income determined without regard to the dividends paid deduction and, excluding any net capital gain, and we will be subject to regular U.S. federal corporate income taxes to the extent we distribute for any year less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. While we have historically satisfied these distribution requirements by making cash distributions to our stockholders, a REIT is permitted to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, its own stock. Assuming we continue to satisfy these distribution requirements with cash, we may need to borrow funds to meet the REIT distribution requirements and avoid the payment of income and excise taxes even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of cash reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and per share trading price of our common stock.

If Kimco OP were to fail to qualify as a partnership for federal income tax purposes, the Parent Company would fail to qualify as a REIT and suffer other adverse consequences.

We believe that Kimco OP is treated as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes. As an entity treated as a partnership for federal income tax purposes, Kimco OP is not subject to federal income tax on its income. Instead, each of its partners, including the Parent Company, is allocated, and may be required to pay tax with respect to, that partner’s share of Kimco OP’s income. No assurance can be provided, however, that the IRS will not challenge Kimco OP’s status as a partnership for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in treating Kimco OP as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, the Parent Company would fail to meet certain of the gross income tests and asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Such REIT qualification failure could impair our ability to expand our business and raise capital, and would materially adversely affect the value of the Parent Company’s stock and the OP Units. Also, the failure of Kimco OP to qualify as a partnership would cause it to become subject to federal corporate income tax, which could reduce significantly the amount of its cash available for debt service and for distribution to its partners, including the Parent Company.

Tax liabilities and attributes inherited in connection with acquisitions may adversely impact our business.

From time to time, we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the tax attributes and liabilities of such entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay tax on any built-in gain attributable to such assets determined as of the date on which we acquired the assets. In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation’s earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity’s unpaid taxes even though such liabilities arose prior to the time we acquired the entity.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business, which under prior applicable law was set to expire for taxable years beginning after December 31, 2025. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, or is held through a taxable REIT subsidiary, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for these reduced rates. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (i.e., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT. The OBBBA, enacted on July 4, 2025, permanently extends the 20% deduction. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program leverages the National Institute of Standards and Technology ("NIST") cybersecurity framework, which organizes cybersecurity risks into six categories: govern, identify, protect, detect, respond and recover. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to, the following:

- risk assessments designed to help identify material cybersecurity risks to our critical systems and information, including ongoing vulnerability analysis assessments and penetration testing conducted by a third party;
- a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
- semi-annual cybersecurity awareness training for all employees including senior management;
- periodic internal assessments of our cybersecurity controls, processes and infrastructure;
- a cybersecurity incident response plan, which is exercised annually with senior management, that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for critical service providers based on each provider's respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We have in the past experienced adverse events that have not resulted, and are not expected to result, in a material impact on the Company's business operations or financial results. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – We have experienced cybersecurity attacks and could in the future be subject to significant disruption, data loss or other security incidents or breaches".

Cybersecurity Governance and Oversight

Our Board of Directors ("Board") considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's implementation of our cybersecurity risk management program. Our Audit Committee receives quarterly briefings from our Chief Information Security Officer regarding the emerging cybersecurity threat and risk landscape as well as our cybersecurity risk management program and related readiness, resiliency, and response efforts. In addition, management will update the Audit Committee, as necessary, regarding significant cybersecurity incidents. Our Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The Board also receives briefings from management on our cybersecurity risk management program. Board members receive presentations on cybersecurity topics from our Chief Information Security Officer, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

We have a Cyber Risk Committee ("Cyber Committee") which reviews and reports on cybersecurity risks and related issues. Chaired by the Chief Information Security Officer ("CISO"). The Cyber Committee is comprised of senior management from various business units within the Company and meets at least quarterly to review the status of the Company's overall cybersecurity risk management program, as well as controls and procedures and to stay up to date regarding relevant legislative, regulatory, and technical developments. The Cyber Committee is responsible for assessing and managing our material risks from cybersecurity threats. The Cyber Committee oversees our cybersecurity risk management program in conjunction with our CISO. The day-to-day management of cybersecurity is the responsibility of our Vice President, CISO, who reports directly to the Chief Innovation and Transformation Officer. Our CISO has over 25 years of experience in information technology and cybersecurity and holds the following credentials: Certified Information Systems Security Professional (CISSP) and Certified Chief Information Security Officer (CCISO). Our CISO supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

The Cyber Committee is informed about and monitors the prevention, detection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants.

We utilize a variety of administrative, technical and physical safeguards that take into account the nature of our IT environment, information assets and cybersecurity risks posed by both internal and external threats. We have incorporated cybersecurity coverage in our insurance policies, and our goal is to keep our data and systems, as well as our employees, safe from cybersecurity threats.

The Company conducts mandatory semi-annual employee cybersecurity awareness training and internal phishing exercises for employees, supplemented by regular communications to employees on the escalation process for reporting incidents, vulnerabilities, or suspicious activities to the appropriate information technology stakeholders. When security issues arise, the Company conducts a prompt investigation and initiates response protocols and other measures to protect the Company and its valued employees and key stakeholders.

During the year ended December 31, 2025, the Company did not experience any cybersecurity incidents that had a material impact on the Company's business strategy, results of operations, or financial condition. Additionally, the Company did not experience any known material third-party information security breaches during the year ended December 31, 2025.

Item 2. Properties

Real Estate Portfolio

As of December 31, 2025, the Company had interests in 565 shopping center properties aggregating 100.2 million square feet of GLA located in 29 states. In addition, the Company had 66 other property interests, primarily including net leased properties, preferred equity investments, and other investments, totaling 5.4 million square feet of GLA. Open-air shopping centers comprise the primary focus of the Company's current portfolio. As of December 31, 2025, the Company's proportionate share of its portfolio occupancy was 96.4%.

The Company's open-air shopping center properties, which are generally owned and operated through subsidiaries or joint ventures, had an average size of 177,308 square feet as of December 31, 2025. The Company generally retains its shopping centers for long-term investment and consequently pursues a program of regular physical maintenance together with redevelopment, major renovations and refurbishing to preserve and increase the value of its properties. This includes renovating existing facades, installing uniform signage, resurfacing parking lots and enhancing parking lot lighting. During 2025, the Company expended $192.6 million in connection with property redevelopments and renovations and $155.0 million related to tenant improvements and allowances.

The Company's management believes its experience in the real estate industry and its relationships with numerous national and regional tenants gives it an advantage in an industry where ownership is fragmented among a large number of property owners. The Company's open-air shopping centers are usually "anchored" by a grocery store, home improvement center, off-price retailer, discounter or service-oriented tenant. As one of the original participants in the growth of the shopping center industry and the nation's largest owner and operator of shopping centers, the Company has established close relationships with a large number of major national and regional retailers. Some of the major national and regional companies that are tenants in the Company's shopping center properties include The TJX Companies, Ross Stores, Burlington Stores, Inc., Amazon/Whole Foods Market, Albertsons Companies, Inc., PetSmart, The Home Depot, Ahold Delhaize, Dick's Sporting Goods, and Kroger.

The Company reduces its operating and leasing risks through diversification achieved by the geographic distribution of its properties and a large tenant base. As of December 31, 2025, no single open-air shopping center accounted for more than 1.2% of the Company's annualized base rental revenues, including the proportionate share of base rental revenues from properties in which the Company has less than a 100% economic interest, or more than 1.3% of the Company’s total shopping center GLA. At December 31, 2025, the Company’s five largest tenants were The TJX Companies, Ross Stores, Burlington Stores, Inc., Amazon/Whole Foods Market, and Albertsons Companies, Inc., which represented 3.8%, 1.9%, 1.8%, 1.8% and 1.7%, respectively, of the Company’s annualized base rental revenues, including the proportionate share of annualized base rental revenues from properties in which the Company has less than a 100% economic interest.

The following table shows the number of properties, total proportionate share of GLA and total proportionate share of annualized base rental revenues (including % of total) for the Company’s top 10 major metropolitan markets by total proportionate share of annualized based rent as of December 31, 2025. Amounts for GLA and annualized base rent in thousands:

Market	Rank	Number of Properties	Total Proportionate Share of GLA	Total Proportionate Share of Annualized Base Rent	% of Gross Annualized Base Rent
New York	1	72	6,828	$ 175,412	10.1%
Baltimore, Washington D.C.	2	47	8,125	$ 169,736	10.0%
Los Angeles, Orange County, San Diego	3	47	7,391	$ 153,935	9.1%
Miami, Ft. Lauderdale	4	47	7,198	$ 150,944	8.9%
Houston	5	31	6,073	$ 130,490	7.7%
San Francisco, Sacramento, San Jose	6	24	3,032	$ 81,916	4.8%
Phoenix	7	23	4,534	$ 66,173	3.9%
Philadelphia	8	21	3,041	$ 59,299	3.5%
Orlando	9	12	2,422	$ 59,156	3.5%
Atlanta	10	19	3,231	$ 52,720	3.1%


1
New York
8
Philadelphia
2
Baltimore,
Washington D.C.
6
San Francisco,
Sacramento, San Jose
3
Los Angeles, Orange
County, San Diego
7
Phoenix
5
Houston
10
Atlanta
9
Orlando
4
Miami, Ft. Lauderdale

A substantial portion of the Company's income consists of rent received under long-term leases. Most of the leases provide for the payment of fixed-base rentals monthly in advance and for the payment by tenants of an allocable share of the real estate taxes, insurance, utilities and common area maintenance expenses incurred in operating the shopping centers (certain of the leases provide for the payment of a fixed-rate reimbursement of these such expenses). Although many of the leases require the Company to make roof and structural repairs as needed, a number of tenant leases place that responsibility on the tenant, and the Company may be reimbursed by the tenant for its proportionate share of common area maintenance. Additionally, many of the leases provide for reimbursements by the tenant of capital expenditures.

Minimum base rental revenues, operating expense reimbursements, and percentage rents accounted for 98% of the Company's total revenues from rental properties for the year ended December 31, 2025. The Company's management believes that the base rent per leased square foot for many of the Company's existing leases is generally lower than the prevailing market-rate base rents in the geographic regions where the Company operates, reflecting the potential for future growth. Additionally, a majority of the Company’s leases have provisions requiring contractual rent increases. The Company’s leases may also include escalation clauses, which provide for increases based upon changes in the consumer price index or similar inflation indices.

As of December 31, 2025, the Company’s consolidated operating portfolio, comprised of 458 shopping center properties aggregating 79.5 million square feet of GLA, was 96.6% leased. The consolidated operating portfolio consists entirely of properties located in the U.S., inclusive of Puerto Rico. For the period of January 1, 2025 to December 31, 2025, the Company increased the average base rent per leased square foot, which includes the impact of tenant concessions, in its consolidated portfolio of open-air shopping centers from $20.36 to $21.05, an increase of $0.69. This increase primarily consists of (i) a $0.52 increase relating to rent step-ups within the portfolio and new leases signed, net of leases vacated, (ii) a $0.10 increase relating to acquisitions and (iii) a $0.07 increase relating to dispositions.

The Company has a total of 9,444 leases in the consolidated operating portfolio. The following table sets forth the aggregate lease expirations for each of the next ten years, assuming no renewal options are exercised. For purposes of the table, the total annualized base rent expiring represents annualized rental revenue, excluding the impact of straight-line rent, for each lease that expires during the respective year. Amounts in thousands, except for number of leases data:

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annualized Base Rent Expiring	% of Gross Annual Rent
(1)	166	633	$ 13,093	0.9%
2026	903	6,629	$ 116,489	7.6%
2027	1,370	9,977	$ 191,902	12.5%
2028	1,448	11,308	$ 227,247	14.8%
2029	1,297	9,697	$ 198,452	12.9%
2030	1,164	8,710	$ 189,439	12.3%
2031	813	6,461	$ 129,356	8.4%
2032	482	3,752	$ 73,006	4.7%
2033	475	3,695	$ 73,310	4.8%
2034	432	3,433	$ 77,069	5.0%
2035	404	3,613	$ 76,073	4.9%

(1) Leases currently under a month-to-month lease or in process of renewal.

During 2025, the Company executed 1,557 leases totaling approximately 10.8 million square feet in the Company’s consolidated operating portfolio comprised of 502 new leases and 1,055 renewals and options. The leasing costs associated with these new leases are estimated to aggregate $149.2 million, or $41.65 per square foot. These costs include $115.6 million of tenant improvements and $33.6 million of external leasing commissions. The average rent per square foot for (i) new leases was $22.61 and (ii) renewals and options was $21.50. The Company will seek to obtain rents that are higher than amounts within its expiring leases, however, there are many variables and uncertainties which can significantly affect the leasing market at any time; as such, the Company cannot guarantee that future leases will continue to be signed for rents that are equal to or higher than current amounts.

Ground-Leased Properties

The Company has interests in 36 consolidated shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land to the Company primarily to construct and/or operate a shopping center. The Company pays rent for the use of the land and generally is responsible for all costs and expenses associated with the building and improvements. At the end of these long-term leases, unless extended, the land together with all improvements reverts to the landowner.

More specific information with respect to each of the Company's property interests is set forth in Exhibit 99.1, which is incorporated herein by reference.

Item 3. Legal Proceedings

The Company is not presently involved in any litigation nor, to its knowledge, is any litigation threatened against the Company or its subsidiaries that, in management's opinion, would result in any material effect on the Company's ownership, management or operation of its properties taken as a whole, or which is not covered by the Company's insurance.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information: The Company's common stock is traded on the NYSE under the trading symbol "KIM".

Holders: The number of holders of record of the Company's common stock, par value $0.01 per share, was 2,567 as of January 30, 2026.

Dividends: Since the IPO, the Company has paid regular quarterly cash dividends to its stockholders. While the Company intends to continue paying regular quarterly cash dividends, future dividend declarations will be paid at the discretion of the Board of Directors and will depend on the actual cash flows of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. The Company's Board of Directors will continue to evaluate the Company's dividend policy on a quarterly basis as they monitor sources of capital and evaluate operating fundamentals. The Company is required by the Code to distribute annually at least 90% of its REIT taxable income determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes for any year less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. The actual cash flow available to pay dividends will be affected by a number of factors, including the revenues received from operating properties, the operating expenses of the Company, the interest expense on its borrowings, the ability of lessees to meet their obligations to the Company, the ability to refinance near-term debt maturities and any unanticipated capital expenditures. The following table reflects the income tax status of distributions per share paid to holders of shares of our common stock:

	Year Ended December 31,	
	2025	**2024**
Dividend paid per share	$ 1.01	$ 0.97
Ordinary income	98%	68%
Capital gains	1%	32%
Return of capital	1%	-

In addition to common stock offerings, the Company has capitalized on the growth in its business through the issuance of unsecured fixed rate medium-term notes, underwritten bonds, unsecured bank debt, mortgage debt and perpetual preferred stock. Borrowings under the Company's unsecured revolving credit facility have also been an interim source of funds to both finance the purchase of properties and other investments and meet any short-term working capital requirements. The various instruments governing the Company's issuance of its unsecured public debt, bank debt, mortgage debt and preferred stock impose certain restrictions on the Company regarding dividends, voting, liquidation and other preferential rights available to the holders of such instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Footnotes 13, 14 and 20 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The Company does not believe that the preferential rights available to the holders of its 5.125% Class L Cumulative Redeemable Preferred Stock ("Class L Preferred Stock"), 5.250% Class M Cumulative Redeemable Preferred Stock ("Class M Preferred Stock"), and 7.250% Class N Cumulative Convertible Perpetual Preferred Stock ("Class N Preferred Stock"), the financial covenants contained in its public bond indentures, as amended, or the credit agreement for its Credit Facility and bank term loans will have an adverse impact on the Company's ability to pay dividends in the normal course to its common stockholders or to distribute amounts necessary to maintain its qualification as a REIT. See Footnote 20 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The Company maintains a dividend reinvestment and direct stock purchase plan (the "DRIP Plan") pursuant to which common stockholders and other interested investors may elect to automatically reinvest their dividends to purchase shares of the Company's common stock or, through optional cash payments, purchase shares of the Company's common stock. The Company may, from time-to-time, either (i) purchase shares of its common stock in the open market or (ii) issue new shares of its common stock for the purpose of fulfilling its obligations under the DRIP Plan.

Recent Sales of Unregistered Securities: None.

Issuer Purchases of Equity Securities:

During January 2024, the Company's Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock, and 185,000 depositary shares of Class N Preferred Stock. During January 2026, the Company's Board of Directors amended this authorization to be perpetual so it does not expire.

During November 2025, the Company established a new common share repurchase program, which superseded and replaced the Company's prior share repurchase program established in February 2018. Under this new program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $750.0 million. This program does not expire. During the year ended December 31, 2025, the Company repurchased 6.1 million shares of common stock for an aggregate purchase price of $120.3 million (weighted average price of $19.79 per share), of which $61.5 million was under the new common share repurchase program. As of December 31, 2025, the Company had $688.5 million available under this new common share repurchase program.

During the year ended December 31, 2025, the Company also repurchased 544,716 shares of the Company's common stock for an aggregate purchase price of $12.1 million (weighted average price of $22.20 per share) in connection with shares of common stock surrendered or deemed surrendered to the Company to satisfy statutory minimum tax withholding obligations in connection with equity-based compensation plans.

The following table presents information regarding the shares of common stock repurchased by the Company during the three months ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1, 2025 - October 31, 2025	-	$ -	-	$ 166.0
November 1, 2025 - November 30, 2025	686,769	19.98	669,936	$ 736.6
December 1, 2025 - December 31, 2025	2,414,234	19.96	2,410,233	$ 688.5
Total	**3,101,003**	**$ 19.96**	**3,080,169**	

Total Stockholder Return Performance: The following performance chart compares, over the five years ended December 31, 2025, the cumulative total stockholder return on the Company's common stock with the cumulative total return of the S&P 500 Index and the cumulative total return of the NAREIT Equity REITs Index (the "NAREIT Equity REITs") prepared and published by the National Association of Real Estate Investment Trusts ("NAREIT"). The NAREIT Equity REITs Index is a free-float adjusted, market capitalization-weighted index of U.S. equity REITs. Constituents of the index include all tax-qualified REITs with more than 50% of total assets in qualifying real estate assets other than mortgages secured by real property.

Stockholder return performance, presented annually for the five years ended December 31, 2025, is not necessarily indicative of future results. All stockholder return performance assumes the reinvestment of dividends. The information in this paragraph and the following performance chart are deemed to be furnished, not filed.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
(December 2020 to December 2025)
Dollars ($)
250
200
150
100
50
0
12/20
12/21
12/22
12/23
12/24
12/25
Years
Kimco Realty Corporation
S&P 500 Index
FTSE NAREIT Equity REITs Index
*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends, for the years ended December 31, 2021, 2022, 2023, 2024 and 2025.
Source: S&P Global Market Intelligence

Comparison of 5 year cumulative total return data points

	Dec-20	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
Kimco Realty Corporation	$ 100	$ 169	$ 151	$ 160	$ 184	$ 167
S&P 500	$ 100	$ 129	$ 105	$ 133	$ 166	$ 196
NAREIT Equity REITs	$ 100	$ 143	$ 108	$ 123	$ 134	$ 138

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Form 10-K. Historical results and percentage relationships set forth in the Consolidated Statements of Income contained in the Consolidated Financial Statements, including trends, should not be taken as indicative of future operations.

The Consolidated Financial Statements of the Company include the accounts of the Company, its wholly owned subsidiaries and all entities in which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity in accordance with the consolidation guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification. The Company applies these provisions to each of its joint venture investments to determine whether the cost, equity or consolidation method of accounting is appropriate. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with GAAP.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related notes. In preparing these financial statements, management has made its best estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates are based on, but not limited to, historical results, industry standards and current economic conditions, giving due consideration to materiality. The Company's significant accounting policies are more fully described in Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K. The Company is required to make subjective assessments, of which, the most significant assumptions and estimates relate to the recoverability of trade accounts receivable, depreciable lives, valuation of real estate and intangible assets and liabilities, and valuation of joint venture investments and other investments. The Company's reported net earnings are directly affected by management's estimate of impairments. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could materially differ from these estimates.

Trade Accounts Receivable

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. Determining the probability of collection of substantially all lease payments during a lease term requires significant judgment. The Company's analysis of its accounts receivable included (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. The Company includes provision for doubtful accounts in Revenues from rental properties, net. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the receivable balances associated with the lease and will only recognize lease income on a cash basis. In addition to the lease-specific collectability assessment, the analysis also recognizes a general reserve, as a reduction to Revenues from rental properties, net for its portfolio of operating lease receivables, which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against Revenues from rental properties, net actual results may differ from those estimates. For example, in the event that the Company's collectability determinations are not accurate, and the Company is required to write off additional receivables equaling 1% of the outstanding Accounts and other receivables, net balance at December 31, 2025, the Company's rental income and net income would decrease by $3.7 million for the year ended December 31, 2025. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, any outstanding lease receivables (including straight-line rent receivables) are reinstated with a corresponding increase to rental income.

Real Estate

Valuation of Real Estate, and Intangible Assets and Liabilities

The Company's investments in real estate properties are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements, which improve and extend the life of the asset, are capitalized.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be business combinations are expensed as incurred. Also, upon acquisition of real estate operating properties in either an asset acquisition or business combination, the Company estimates the fair value of acquired tangible assets (consisting of land, building, building improvements and tenant improvements) and identified intangible assets and liabilities (consisting of above and below-market leases, and in-place leases, where applicable), any assumed debt and/or redeemable units issued at the date of acquisition, based on evaluation of information and estimates available at that date. Fair value contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of any tangible and intangible assets and liabilities acquired are determined by utilizing various valuation techniques and other information, including replacement cost, direct capitalization method, discounted cash flow method, sales comparison approach, similar fair value models, or executed purchase and sale agreements. Fair value estimates determined using the direct capitalization and discounted cash flow methods employ significant assumptions, such as normalized net operating income, stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, estimates of future cash flows, and other market data. In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management's estimate of the market lease rates and other lease provisions discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate. In determining the value of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, leasehold and tenant improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net earnings.

During 2025, the Company acquired properties for a net real estate fair value of $286.5 million, of which $1.1 million, or less than 1% of the net real estate fair value, was allocated to above-market leases and $9.4 million, or 3% of the net real estate fair value, was allocated to below-market leases. If the amounts allocated in 2025 to above-market and below-market leases were each reduced by 1% of the net real estate fair value, the net annual market lease amortization through rental income would decrease by $0.6 million (using the weighted average useful life of above-market and below-market leases at each respective acquired property).

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimate of current and projected operating cash flows, net of anticipated construction and leasing costs (undiscounted and unleveraged), of the property over its anticipated hold period is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future costs of materials and labor, operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to reflect the estimated fair value of the property. The Company's estimated fair values are primarily based upon estimated sales prices from signed contracts or letters of intent from third-parties, discounted cash flow models or third-party appraisals. Estimated fair values that are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnotes 2, 4 and 6 of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion.

Valuation of Joint Venture Investments and Other Investments

On a continuous basis, management assesses whether there are any indicators, including property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

See Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion of the Company's accounting policies and estimates.

Executive Overview

Kimco Realty Corporation is the leading owner and operator of high-quality open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The executive officers are engaged in the day-to-day management and operation of real estate exclusively with the Company, with nearly all operating functions, including leasing, asset management, maintenance, construction, legal, finance and accounting, administered by the Company.

Financial Highlights

The following highlights the Company's significant transactions, events and results that occurred during the year ended December 31, 2025:

Financial and Portfolio Information:

- Net income available to the Company's common shareholders was $554.4 million, or $0.82 per diluted share, for the year ended December 31, 2025 as compared to $375.7 million, or $0.55 per diluted share, for the year ended December 31, 2024.
- Funds From Operations ("FFO"), a supplemental non-GAAP financial measure of REIT performance, available to the Company's common shareholders was $1.19 billion, or $1.76 per diluted share, for the year ended December 31, 2025, as compared to $1.11 billion, or $1.65 per diluted share, for the corresponding period in 2024 (see additional disclosure on FFO beginning on page 44).
- Same property net operating income ("Same property NOI") was $1.57 billion and $1.52 billion for the years ended December 31, 2025 and 2024, respectively, an increase of 3.0% (see additional disclosure on Same property NOI beginning on page 45).
- Executed 1,557 new leases, renewals and options totaling approximately 10.8 million square feet in the consolidated operating portfolio during the year ended December 31, 2025.
- Consolidated operating portfolio occupancy at December 31, 2025 was 96.6% as compared to 96.4% at December 31, 2024.

Acquisitions, Dispositions and Other Activity (see Footnotes 2, 4, 5, and 7 of the Notes to Consolidated Financial Statements included in this Form 10-K):

- Acquired two operating properties and two parcels, in separate transactions, for $209.3 million.
- Acquired an operating property for an aggregate purchase price of $77.2 million from a joint venture in which the Company previously held a noncontrolling ownership interest.
- Disposed of four operating properties and six parcels, in separate transactions, for an aggregate sales price of $109.3 million, which resulted in aggregate gains of $62.7 million, before noncontrolling interests and taxes.

Capital Activity (for additional details see Liquidity and Capital Resources below):

- Issued $500.0 million of 5.30% unsecured notes maturing February 2036.
- Repaid $740.5 million of unsecured notes, which bore interest at rates ranging from 3.30% to 3.85% with maturity dates ranging from February 2025 to June 2025.
- Assumed $31.4 million of mortgage debt through the acquisition of an operating property, and repaid $48.9 million of mortgage debt that encumbered three operating properties.
- Repurchased 6.1 million common shares for an aggregate cost of $120.3 million.
- Repurchased 58,342 Class N Preferred Stock depositary shares for an aggregate cost of $3.5 million.
- As of December 31, 2025, had $2.2 billion in immediate liquidity, including $212.8 million of cash, cash equivalents and restricted cash.

As a result of the above debt activity, the Company's consolidated debt maturity profile, including extension options as of December 31, 2025, is as follows:



Debt Maturities Profile
$2,500
$2,000
$1,500
$1,000
$500
$
Dollars (in millions)
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Weighted Average Interest Rate
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Thereafter
Years
Total Maturing Debt
Weighted Average Interest Rate on Maturing Debt

- As of December 31, 2025, the Company's consolidated debt had a weighted average interest rate of 4.00% and a weighted average maturity profile of 7.9 years.

The Company faces external factors which may influence its future results from operations. There remains significant uncertainty in the current macro-economic environment, driven by inflationary pressure and elevated interest rates. These factors have impacted, and are expected to continue to impact, consumer discretionary spending and many of our tenants. The convenience and availability of e-commerce has continued to impact the retail sector, which could affect our ability to increase or maintain rental rates and our ability to renew expiring leases and/or lease available space. To better position itself, the Company's strategy has been to attract local area customers to its properties by providing a diverse and robust tenant base across a variety of retailers, including grocery stores, off-price retailers, discounters and service-oriented tenants, which offer buy online and pick up in store, off-price merchandise and day-to-day necessities.

The Company's portfolio is focused on first-ring suburbs around major metropolitan-area U.S. markets, predominantly on the east and west coasts and in the Sun Belt region, which are supported by strong demographics, significant projected population growth, and where the Company perceives significant barriers to entry. The Company owns a predominantly grocery-anchored portfolio clustered in the nation's top markets. The Company believes it can continue to increase its occupancy levels, rental rates and overall rental growth. In addition, the Company, on a selective basis, has developed or redeveloped projects, which include residential and mixed-use components.

As part of the Company's investment strategy, each property is evaluated for its highest and best use, which may include residential and mixed-use components. In addition, the Company may consider other opportunistic investments related to retailer controlled real estate, such as, repositioning underperforming retail locations, retail real estate financing and bankruptcy transaction support. The Company may dispose of certain properties. If the estimated fair value for any of these assets is less than their net carrying values, the Company would be required to take impairment charges and such amounts could be material. For a further discussion of these and other factors that could impact our future results, performance or transactions, see Item 1A. Risk Factors.

Results of Operations

Comparison of the years ended December 31, 2025 and 2024

The following table presents the comparative results from the Company's Consolidated Statements of Income for the year ended December 31, 2025, as compared to the corresponding period in 2024 (in thousands, except per share data):

	Year Ended December 31,		
	2025	2024	Change
Revenues			
Revenues from rental properties, net	$ 2,121,400	$ 2,019,065	$ 102,335
Management and other fee income	18,716	17,949	767
Operating expenses			
Rent (1)	(16,776)	(16,837)	61
Real estate taxes	(277,478)	(261,700)	(15,778)
Operating and maintenance (2)	(368,080)	(359,116)	(8,964)
General and administrative (3)	(133,015)	(138,140)	5,125
Impairment charges	(9,517)	(4,476)	(5,041)
Merger charges	-	(25,246)	25,246
Depreciation and amortization	(627,090)	(603,685)	(23,405)
Gain on sale of properties	62,663	1,274	61,389
Other income/(expense)			
Other income, net	2,047	28,074	(26,027)
Mortgage and other financing income, net	50,958	29,531	21,427
Gain/(loss) on marketable securities, net	3	(27,679)	27,682
Interest expense	(330,196)	(307,806)	(22,390)
Provision for income taxes, net	(1,046)	(25,417)	24,371
Equity in income of joint ventures, net	96,781	83,827	12,954
Equity in income of other investments, net	3,440	9,821	(6,381)
Net income attributable to noncontrolling interests	(8,069)	(8,654)	585
Preferred stock redemption charges	-	(3,304)	3,304
Preferred dividends, net	(30,311)	(31,763)	1,452
Net income available to the Company's common shareholders	$ 554,430	$ 375,718	$ 178,712
Net income available to the Company's common shareholders:			
Diluted per share	$ 0.82	$ 0.55	$ 0.27

(1) Rent expense relates to ground lease payments for which the Company is the lessee.
(2) Operating and maintenance expense consists of property related costs including repairs and maintenance costs, roof repair, landscaping, parking lot repair, snow removal, utilities, property insurance costs, security and various other property related expenses.
(3) General and administrative expense includes employee-related expenses (including salaries, bonuses, equity awards, benefits, severance costs and payroll taxes), professional fees, office rent, travel and entertainment costs and other company-specific expenses.

Net income available to the Company's common shareholders was $554.4 million for the year ended December 31, 2025, as compared to $375.7 million for the comparable period in 2024. On a diluted per share basis, Net income available to the Company's common shareholders for the year ended December 31, 2025 was $0.82, as compared to $0.55 for the comparable period in 2024. For additional disclosure, see Footnote 28 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The following describes the changes of certain line items included on the Company's Consolidated Statements of Income that the Company believes changed significantly and affected Net income available to the Company's common shareholders during the year ended December 31, 2025, as compared to the corresponding period in 2024:

Revenues from rental properties, net –

The increase in Revenues from rental properties, net of $102.3 million is primarily from (i) a net increase in revenues from tenants of $55.8 million, primarily due to an increase in leasing activity and net growth in the current portfolio, (ii) an increase in revenues of $38.4 million due to properties acquired during 2025 and 2024, (iii) an increase in lease termination fee income of $6.2 million and (iv) an increase in net straight-line rental income of $5.0 million, primarily due to changes in reserves, partially offset by (v) a decrease in revenues of $3.1 million due to dispositions in 2025 and 2024.

Real estate taxes –

The increase in Real estate taxes of $15.8 million is primarily due to (i) an increase of $4.5 million due to properties acquired during 2025 and 2024, (ii) an overall increase in assessed values in the current portfolio and (iii) timing of real estate tax refunds.

Operating and maintenance –

The increase in Operating and maintenance expense of $9.0 million is primarily due to (i) an increase of $5.5 million resulting from properties acquired during 2025 and 2024, (ii) an overall increase in operating costs of $4.5 million, (iii) an increase in snow removal costs of $1.9 million and (iv) an increase in repairs and maintenance expense of $1.1 million, partially offset by (v) lower insurance expense of $4.0 million.

General and administrative –

The decrease in General and administrative expense of $5.1 million is primarily due to a decrease in employee-related benefit expenses of $4.9 million.

Impairment charges –

During the years ended December 31, 2025 and 2024, the Company recognized impairment charges of $9.5 million and $4.5 million, respectively, primarily related to adjustments to property carrying values for which the Company's estimated fair values were primarily based upon signed contracts or letters of intent from third-party offers. These adjustments to property carrying values were recognized in connection with the Company's efforts to market certain properties and management's assessment as to the likelihood and timing of such potential transactions. Certain of the calculations to determine fair values utilized unobservable inputs and, as such, were classified as Level 3 of the FASB's fair value hierarchy. For additional disclosure, see Footnotes 6 and 18 of the Notes to Consolidated Financial Statements included in this Form 10-K.

Merger charges –

During the year ended December 31, 2024, the Company incurred costs of $25.2 million, associated with the RPT Merger, primarily comprised of severance and professional and legal fees (see Footnote 2 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Depreciation and amortization –

The increase in Depreciation and amortization of $23.4 million is primarily due to (i) an increase of $32.5 million due to depreciation commencing on certain redevelopment and tenant improvement projects that were placed into service during 2025 and 2024 and (ii) an increase of $21.2 million resulting from properties acquired during 2025 and 2024, partially offset by (iii) a net decrease of $30.3 million due to fully depreciated assets and write-offs, primarily from vacated tenants, dispositions, and demolition during 2025 and 2024.

Gain on sale of properties –

During 2025, the Company disposed of four operating properties and six parcels, in separate transactions, for an aggregate sales price of $109.3 million, which resulted in aggregate gains of $62.7 million. During 2024, the Company disposed of 11 operating properties and 10 parcels, in separate transactions, for an aggregate sales price of $255.1 million, which resulted in aggregate gains of $1.3 million.

Other income, net –

The decrease in Other income, net of $26.0 million is primarily due to (i) a decrease in interest income of $14.9 million resulting from lower cash balances during 2025 as compared to 2024, (ii) $6.9 million in higher costs associated with potential transactions for which the Company is no longer pursuing, (iii) a decrease of $1.9 million from insurance proceeds received from 2025 as compared to 2024, (iv) a decrease of $1.5 million from settlement proceeds of a contract during 2024, (v) an increase in environmental remediation costs of $1.2 million, and (vi) a decrease in dividend income of $1.2 million, primarily due to the sale of the remaining shares of ACI common stock held by the Company during 2024, partially offset by (vii) an increase of $2.2 million due to mark-to-market fluctuations of an embedded derivative liability.

Mortgage and other financing income, net –

The increase in Mortgage and other financing income, net of $21.4 million is primarily due to (i) the Company’s origination of new loan financings during 2025 and 2024 and (ii) a change in allowance for credit losses, net of $6.9 million, partially offset by (iii) loan repayments during 2025 and 2024.

Gain/(loss) on marketable securities, net –

The change in gain/(loss) on marketable securities, net of $27.7 million is primarily the result of mark-to-market fluctuations and the sale of the Company's remaining shares of ACI common stock during 2024.

Interest expense –

The increase in Interest expense of $22.4 million is primarily due to (i) the issuance of unsecured notes and assumption of mortgage loans during 2025 and 2024, partially offset by (ii) the paydown of lower coupon unsecured notes and repayment of mortgage loans during 2025 and 2024.

Provision for income taxes, net –

The decrease in Provision for income taxes, net of $24.4 million is primarily due to the Company's sale of shares of ACI common stock during 2024, which generated taxable long-term capital gains.

Equity in income of joint ventures, net –

The increase in Equity in income of joint ventures, net of $13.0 million is primarily due to (i) higher gains of $5.1 million primarily due to a gain on change in control from the purchase of an additional interest in an operating property, (ii) higher equity in income of $4.4 million, primarily due to the restructuring of a joint venture, and (iii) a decrease in interest expense of $3.5 million.

Equity in income of other investments, net –

The decrease in Equity in income of other investments, net of $6.4 million is primarily due to (i) a decrease in profit participation and lower equity in income of $8.0 million, resulting primarily from the sale of properties within the Company’s Preferred Equity Program during 2024, partially offset by (ii) impairments of $1.6 million.

Preferred stock redemption charges –

During 2024, the Company incurred preferred stock redemption charges of $3.3 million in connection with the tender offer to purchase any and all outstanding Class N Preferred Stock depositary shares, which expired on December 12, 2024 ("Class N Tender Offer").

Comparison of the years ended December 31, 2024 and 2023

Information pertaining to fiscal year 2023 was included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 under Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which was filed with the SEC on February 21, 2025.

Liquidity and Capital Resources

The Company’s capital resources include accessing the public debt and equity capital markets, unsecured term loans, mortgages and construction loan financing, and immediate access to the Credit Facility with bank commitments of $2.0 billion, which can be increased to $2.75 billion through an accordion feature. During January 2026, the Company established a commercial paper program to issue unsecured, unsubordinated notes up to a maximum of $750.0 million (the "Commercial Paper Program"). The Commercial Paper Program is backstopped by the Company's commitment to maintain available borrowing capacity under its Credit Facility in an amount equal to actual borrowings under the program.

The Company's cash flow activities are summarized as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Cash, cash equivalents and restricted cash, beginning of year	$ 689,731	$ 783,757
Net cash flow provided by operating activities	1,120,015	1,005,621
Net cash flow used for investing activities	(376,815)	(318,541)
Net cash flow used for financing activities	(1,220,137)	(781,106)
Net change in cash, cash equivalents and restricted cash	(476,937)	(94,026)
Cash, cash equivalents and restricted cash, end of year	$ 212,794	$ 689,731

Operating Activities

The Company anticipates that cash on hand, net cash flow provided by operating activities, borrowings under its Credit Facility and Commercial Paper Program, and the issuance of equity, public debt, as well as other debt and equity alternatives, will provide the necessary capital required by the Company. The Company will continue to evaluate its capital requirements for both its short-term and long-term liquidity needs, which could be affected by various risks and uncertainties, including, but not limited to, the effects of the current economic environment, interest rates, inflation, international tariffs or other trade restrictions, and other risks detailed in Part I, Item 1A. Risk Factors.

Net cash flow provided by operating activities for the year ended December 31, 2025 was $1.1 billion, as compared to $1.0 billion for the comparable period in 2024. The increase of $0.1 billion is primarily attributable to:

- additional operating cash flow generated by operating properties acquired, partially offset by the disposition of operating properties during 2025 and 2024;
- new leasing, expansion and re-tenanting of core portfolio properties;
- merger costs incurred in connection with the RPT Merger during 2024;
- operating cash flow from new mortgage and other financing receivables provided during 2025 and 2024; and
- changes in assets and liabilities due to timing of receipts and payments; partially offset by
- a decrease in interest income due to lower cash balances during 2025 as compared to 2024; and
- a decrease in distributions from the Company's joint venture programs and other investments.

Investing Activities

Net cash flow used for investing activities was $376.8 million for 2025, as compared to $318.5 million for 2024.

Investing activities during 2025 consisted primarily of:

Cash inflows:
- $341.9 million from collection of mortgage and other financing receivables;
- $108.6 million in proceeds from the sale of four operating properties and six land parcels;
- $25.8 million in reimbursements of investments in and advances to real estate joint ventures and other investments;
- $3.5 million from principal payments of securities held-to-maturity; and
- $2.5 million in proceeds from insurance casualty claims.

Cash outflows:
- $347.6 million for improvements to operating real estate, primarily related to re-tenanting, tenant improvements and redevelopment projects;
- $264.5 million for investment in mortgage and other financing receivables related to new mortgage and other financing receivables;
- $218.4 million for the acquisition/consolidation of three operating properties;
- $22.4 million for investments in and advances to real estate joint ventures and other investments; and
- $5.9 million for investment in preferred stock and cost method investments.

Investing activities during 2024 consisted primarily of:

Cash inflows:
- $301.5 million in proceeds from the sale of marketable securities, primarily due to the sale of 14.2 million shares of ACI common stock;

- $108.4 million from collection of mortgage and other financing receivables;
- $71.3 million in proceeds from the sale of 11 operating properties and 10 land parcels;
- $29.9 million in reimbursements of investments in and advances to real estate joint ventures and other investments, primarily due to the sale of properties within the investments;
- $7.6 million in proceeds from insurance casualty claims; and
- $5.4 million from principal payments of securities held-to-maturity.

Cash outflows:

- $324.5 million for improvements to operating real estate, primarily related to re-tenanting, tenant improvements and the Company's active redevelopment pipeline;
- $202.5 million for investment in mortgage and other financing receivables, primarily related to new mortgage and other financing receivables;
- $152.9 million primarily for the acquisition of an operating property;
- $149.1 million for the acquisition of RPT; and
- $12.1 million for investments in and advances to real estate joint ventures and other investments, primarily related to redevelopment projects within these portfolios.

Acquisitions of Operating Real Estate and Other Related Net Assets

During the years ended December 31, 2025 and 2024, the Company expended $218.4 million and $152.9 million, respectively, towards the acquisition/consolidation of operating real estate properties. The Company anticipates spending approximately $300.0 million to $500.0 million towards the acquisition of, or the purchase of additional interests in, operating properties during 2026. The Company intends to fund these potential acquisitions with net cash flow provided by operating activities, cash on hand, proceeds from property dispositions, and/or availability under its Credit Facility and Commercial Paper Program.

Improvements to Operating Real Estate

During the years ended December 31, 2025 and 2024, the Company expended $347.6 million and $324.5 million, respectively, towards improvements to operating real estate. These amounts consist of the following (in thousands):

	Year Ended December 31,	
	2025	**2024**
Redevelopment and renovations	$ 192,555	$ 156,240
Tenant improvements and tenant allowances	155,061	168,225
Total improvements	$ 347,616	$ 324,465

The Company, on a selective basis, will redevelop projects or re-tenant its properties to maintain or enhance its competitive position in the marketplace. The Company is actively pursuing redevelopment opportunities within its operating portfolio, including residential and mixed-use components, which it believes will increase the overall value by bringing in new tenants and improving the assets' value. The Company anticipates its capital commitment toward these redevelopment projects and re-tenanting efforts for 2026 will be approximately $250.0 million to $300.0 million. The funding of these capital requirements will be from net cash flow provided by operating activities, cash on hand, proceeds from property dispositions, and/or availability under the Company's Credit Facility and Commercial Paper Program.

Financing Activities

Net cash flow used for financing activities was $1.2 billion for 2025, as compared to $781.1 million for 2024.

Financing activities during 2025 primarily consisted of the following:

Cash inflows:

- $500.0 million in proceeds from issuance of unsecured notes.

Cash outflows:

- $740.5 million for repayment of unsecured notes;
- $714.6 million of dividends paid;
- $120.3 million repurchase of common stock;
- $61.1 million in principal payment on debt (related to the repayment of debt on three encumbered properties), including normal amortization of rental property debt;
- $39.9 million in redemptions of or distributions to noncontrolling interests;

- $24.4 million principal payments under finance lease obligations for the acquisition of the fee interest in two properties;
- $12.1 million in shares repurchased for employee tax withholding on equity awards; and
- $8.0 million in financing origination costs.

Financing activities during 2024 primarily consisted of the following:

Cash inflows:

- $860.0 million in proceeds from issuance of unsecured term loans;
- $500.0 million in proceeds from issuance of unsecured notes;
- $135.8 million in proceeds from the issuance of common stock from the Company's at-the-market continuous offering program (the “ATM Program”) net of commissions and related expenses; and
- $3.1 million from changes in tenants’ security deposits.

Cash outflows:

- $1.2 billion for repayment of unsecured notes;
- $685.9 million of dividends paid;
- $310.0 million in repayments of unsecured term loans;
- $52.9 million in redemptions of or distributions to noncontrolling interests;
- $26.7 million for repurchase of preferred stock primarily due to the Class N Tender Offer;
- $22.1 million in principal payment on debt (related to the repayment of debt on three encumbered properties), including normal amortization of rental property debt;
- $15.8 million in shares repurchased for employee tax withholding on equity awards; and
- $8.9 million in financing origination costs related to new unsecured term loans and unsecured notes.

The Company continually evaluates its debt maturities, and, based on management’s current assessment, believes it has viable financing and refinancing alternatives that will not materially adversely impact its expected financial results. As of December 31, 2025, the Company had consolidated floating rate debt totaling $16.1 million. The Company continues to pursue borrowing opportunities with large commercial U.S. and global banks, select life insurance companies and certain regional and local banks.

Debt maturities for 2026 consist of $856.4 million of consolidated debt and $327.1 million of unconsolidated joint venture debt, assuming the utilization of extension options where available. The 2026 remaining consolidated debt maturities are anticipated to be repaid with net cash flow provided by operating activities, cash on hand, borrowings under its Credit Facility and Commercial Paper Program and/or debt refinancing, as deemed appropriate. The 2026 debt maturities on properties in the Company’s unconsolidated joint ventures are anticipated to be repaid through net cash flow provided by operating activities, debt refinancing, proceeds from sales, and/or partner capital contributions, as deemed appropriate.

The Company intends to maintain strong debt service coverage and fixed charge coverage ratios as part of its commitment to maintain its unsecured debt ratings. The Company may, from time to time, seek to obtain funds through additional common and preferred equity offerings, unsecured debt financings, and/or mortgage/construction loan financings and other capital alternatives.

The Company utilizes the public debt and equity markets as its principal source of capital for its expansion needs through offerings of its public unsecured debt and equity. Proceeds from public capital market activities have been used for the purposes of, among other things, repaying indebtedness, acquiring interests in open-air, grocery anchored shopping centers and mixed-use assets, expanding and improving properties in the portfolio and other investments.

During November 2025, the Company filed a shelf registration statement on Form S-3, which is effective for a term of three years, for future unlimited offerings, from time to time, of debt securities, preferred stock, depositary shares, common stock and common stock warrants. The Company, pursuant to this shelf registration statement may, from time to time, offer for sale its senior unsecured debt securities for any general corporate purposes, including (i) funding specific liquidity requirements in its business, including property acquisitions, development and redevelopment costs and (ii) managing the Company’s debt maturities.

During January 2023, the Company filed a post-effective amendment to a registration statement on Form S-8 for the Kimco Realty Corporation 2020 Equity Participation Plan (the “2020 Plan”), which was previously approved by the Company’s stockholders and is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provided for a maximum of 10.0 million shares of the Company’s common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments, deferred stock awards and long-term incentive plan units.

During February 2025, the Company filed a registration statement on Form S-8 for the Kimco Realty Corporation 2025 Equity Participation Plan (the “2025 Plan”), which was approved by the Company’s stockholders on April 29, 2025 and is a successor to the 2020 Equity Participation Plan. The 2025 Plan provides for a maximum of 17.5 million shares of the Company’s common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments, deferred stock awards and long-term incentive plan units. At December 31, 2025, the Company had 16.8 million shares of common stock available for issuance under the 2025 Plan (see Footnote 24 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Preferred Stock –

During January 2024, the Company’s Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock and 185,000 depositary shares of Class N Preferred Stock, representing an aggregate of up to 2,123 shares of the Company's preferred stock, par value $1.00 per share. During January 2026, the Company’s Board of Directors amended this authorization to be perpetual so it does not expire. During the year ended December 31, 2025, the Company repurchased the following preferred stock:

Class of Preferred Stock	Depositary Shares Repurchased	Purchase Price (in thousands)
Class N	58,342	$ 3,481

Common Stock –

During November 2025, the Company established a new ATM Program pursuant to which the Company may offer and sell, from time-to-time, shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $750.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time, in “at the market” offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may from time to time enter into separate forward sale agreements with one or more banks. This program does not expire. This new ATM Program supersedes and replaces the Company's prior ATM Program established in September 2023. The Company did not issue any shares under the ATM Programs during the year ended December 31, 2025. As of December 31, 2025, the Company had $750.0 million available under this new ATM Program.

During November 2025, the Company established a new common share repurchase program, which supersedes and replaces the Company's prior share repurchase program established in February 2018. Under this new program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $750.0 million. This program does not expire. During the year ended December 31, 2025, the Company repurchased 6.1 million shares of common stock for an aggregate purchase price of $120.3 million (weighted average price of $19.79 per share), of which $61.5 million was under the new common share repurchase program. As of December 31, 2025, the Company had $688.5 million available under this new common share repurchase program.

Senior Notes –

The Company’s supplemental indenture governing its senior notes contains the following covenants, all of which the Company is compliant with:

Covenant	Must Be	As of December 31, 2025
Consolidated Indebtedness to Total Assets	<60%	37%
Consolidated Secured Indebtedness to Total Assets	<40%	2%
Consolidated Income Available for Debt Service to Maximum Annual Service Charge	>1.50x	4.6x
Unencumbered Total Asset Value to Consolidated Unsecured Indebtedness	>1.50x	2.5x

For a full description of the various indenture covenants refer to the Indenture dated September 1, 1993; the First Supplemental Indenture dated August 4, 1994; the Second Supplemental Indenture dated April 7, 1995; the Third Supplemental Indenture dated June 2, 2006; the Fourth Supplemental Indenture dated April 26, 2007; the Fifth Supplemental Indenture dated as of September 24, 2009; the Sixth Supplemental Indenture dated as of May 23, 2013; the Seventh Supplemental Indenture dated as of April 24, 2014; and the Eighth Supplemental Indenture dated as of January 3, 2023, each as filed with the SEC. In connection with the merger with WRI, the Company assumed senior unsecured notes which have covenants that are similar to the Company’s existing debt covenants for its senior unsecured notes. Please refer to the form Indenture included in WRI’s Registration Statement on Form S-3, filed with the SEC on February 10, 1995, the First Supplemental Indenture, dated as of August 2, 2006 filed with WRI’s Current Report on Form 8-K dated August 2, 2006, and the Second Supplemental Indenture, dated as of October 9, 2012 filed with WRI's Current Report on Form 8-K dated October 9, 2012, each as filed with the SEC. See the Index to Exhibits included in this Form 10-K for specific filing information.

During June 2025, the Company issued $500.0 million in senior unsecured notes, which are scheduled to mature in February 2036 and accrue interest at a rate of 5.30% per annum. The Company utilized the net proceeds from this offering for the repayment of outstanding borrowings under the Credit Facility and other general corporate purposes.

During 2025, the Company fully repaid the following notes payables (dollars in millions):

Type	Date Paid	Amount Repaid	Interest Rate	Maturity Date
Unsecured note	Feb-25	$ 500.0	3.30%	Feb-25
Unsecured note	Jun-25	$ 240.5	3.85%	Jun-25

Credit Facility –

As of December 31, 2025, the Company has a $2.0 billion Credit Facility with a group of banks. The Credit Facility is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The Credit Facility can be increased to $2.75 billion through an accordion feature. The Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus an applicable spread determined by the Company's credit ratings. The interest rate can be further adjusted upward or downward based on the sustainability metric targets and the Company's credit rating outlook, as defined in the agreement. As of December 31, 2025, the interest rate on the Credit Facility is Adjusted Term SOFR plus 68.5 basis points (4.47% as of December 31, 2025) after reductions for sustainability metrics achieved and an upgraded credit rating profile. Pursuant to the terms of the Credit Facility, the Company is subject to certain covenants. As of December 31, 2025, the Credit Facility had no outstanding balance and no appropriations for letters of credit.

Pursuant to the terms of the Credit Facility, the Company, among other things, is subject to maintenance of various covenants. The Company is currently in compliance with these covenants. The financial covenants for the Credit Facility are as follows:

Covenant	Must Be	As of December 31, 2025
Total Indebtedness to Gross Asset Value ("GAV")	<60%	36%
Total Priority Indebtedness to GAV	<35%	2%
Unencumbered Asset Net Operating Income to Total Unsecured Interest Expense	>1.75x	4.5x
Fixed Charge Total Adjusted EBITDA to Total Debt Service	>1.50x	4.0x

For a full description of the Credit Facility's covenants, refer to the Amended and Restated Credit Agreement dated as of February 23, 2023, as filed with the SEC. See the Index to Exhibits included in this Form 10-K for specific filing information.

In February 2026, the Company closed on a new $2.0 billion unsecured revolving credit facility (the "New Credit Facility") with a group of banks. For a full description of the New Credit Facility's terms and covenants, refer to the Amended and Restated Credit Agreement dated as of February 18, 2026, filed as Exhibit 10.33 to this Annual Report.

Term Loans –

As of December 31, 2025, the Company has $310.0 million of unsecured term loans (the "Term Loans") with a group of banks, which are scheduled to expire between November 2026 to February 2028. The Term Loans accrue interest at the rate of SOFR plus an applicable spread determined by the Company's credit rating outlook and sustainability metric targets, as described in the agreement. As of December 31, 2025, the interest rates on the Term Loans is SOFR plus 81.0 basis points after reductions for an upgraded credit rating profile and sustainability metrics achieved. As of December 31, 2025, the Company had 20 swap rate agreements with various lenders swapping the interest rates on the Term Loans to all-in fixed rates ranging from 4.4793% to 4.6801%.

As of December 31, 2025, the Company has a $550.0 million unsecured term loan credit facility (the "Term Loan Credit Facility") pursuant to a credit agreement, among Kimco OP, TD Bank, N.A., as administrative agent, and the other parties thereto maturing in January 2027 (with two one-year options to extend to January 2029). The Term Loan Credit Facility accrues interest at a spread (currently 80.0 basis points after reductions for an upgraded credit rating profile) to the SOFR Rate (as defined in the credit agreement), that fluctuates in accordance with changes in Kimco's senior debt ratings. As of December 31, 2025, the Company had six swap rate agreements with various lenders swapping the overall interest rate on the Term Loan Credit Facility to an all-in fixed rate of 4.5122%.

Mortgages Payable –

During 2025, the Company (i) assumed $31.4 million of non-recourse mortgage debt (including fair market value adjustment of $0.5 million) through the acquisition of an operating property and (ii) repaid $48.9 million of mortgage debt (including fair market value adjustment of $0.1 million) that encumbered three operating properties.

In addition to the public equity and debt markets as capital sources, the Company may, from time to time, obtain mortgage financing on selected properties to partially fund the capital needs of its real estate re-development and re-tenanting projects. As of December 31, 2025, the Company had over 525 unencumbered property interests in its portfolio.

Dividends –

In connection with its intention to continue to qualify as a REIT for U.S. federal income tax purposes, the Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows. The Company's Board of Directors will continue to evaluate the Company's dividend policy on a quarterly basis as it monitors sources of capital and evaluates the impact of the economy and capital markets availability on operating fundamentals. Since cash used to pay dividends reduces amounts available for capital investment, the Company generally intends to maintain a dividend payout ratio which reserves such amounts as it considers necessary for the expansion and renovation of shopping centers in its portfolio, debt reduction, the acquisition of interests in new properties and other investments as suitable opportunities arise and such other factors as the Board of Directors considers appropriate. Cash dividends paid were $714.6 million, $685.9 million and $657.5 million in 2025, 2024 and 2023, respectively.

Although the Company receives substantially all of its rental payments on a monthly basis, it generally intends to continue paying dividends quarterly. Amounts accumulated in advance of each quarterly distribution will be invested by the Company in short-term money market or other suitable instruments. The Company's objective is to establish a dividend level that maintains compliance with the Company's REIT taxable income distribution requirements. On October 28, 2025, the Company's Board of Directors declared quarterly dividends with respect to the Company's classes of preferred shares (Classes L, M and N) which were paid on January 15, 2026, to shareholders of record on January 2, 2026. Additionally, the Company's Board of Directors declared a quarterly cash dividend of $0.26 per common share, representing a 4.0% increase from the prior quarterly dividend of $0.25, which was paid on December 19, 2025, to shareholders of record on December 5, 2025.

On February 10, 2026, the Company's Board of Directors declared quarterly dividends with respect to the Company's classes of cumulative redeemable preferred shares (Classes L, M and N), which are scheduled to be paid on April 15, 2026, to shareholders of record on April 1, 2026. Additionally, on February 10, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.26 per common share payable on March 19, 2026 to shareholders of record on March 6, 2026.

Contractual Obligations and Other Commitments

Contractual Obligations

The Company has debt obligations relating to its Credit Facility (no outstanding balance as of December 31, 2025), unsecured senior notes, unsecured term loans and mortgages with maturities ranging from less than two months to 24 years. As of December 31, 2025, the Company's consolidated total debt had a weighted average term to maturity of 7.9 years. In addition, the Company has non-cancelable leases pertaining to its shopping center portfolio. As of December 31, 2025, the Company had 36 consolidated shopping center properties that are subject to long-term ground leases where a third party owns and has leased the underlying land or a portion of the underlying land to the Company to construct and/or operate a shopping center. Amounts due in 2026 in connection with these leases aggregate $12.0 million. The following table summarizes the Company's consolidated debt maturities (excluding extension options, unamortized debt issuance costs of $63.3 million and fair market value of debt adjustments aggregating $3.8 million) and obligations under non-cancelable operating leases as of December 31, 2025:

	Payments due by period (in millions)						
	2026	2027	2028	2029	2030	Thereafter	Total
Long-Term Debt:							
Principal (1)	$ 881.7	$ 1,176.5	$ 636.8	$ 238.6	$ 500.3	$ 4,811.5	$ 8,245.4
Interest (2)	$ 321.3	$ 258.7	$ 237.1	$ 225.7	$ 217.8	$ 1,468.9	$ 2,729.5
Non-cancelable Leases (3)	$ 12.0	$ 12.2	$ 12.2	$ 11.4	$ 10.2	$ 251.5	$ 309.5

(1) Maturities utilized do not reflect extension options, which range from one to five years. For 2026, the Company has scheduled principal payments of $823.0 million for consolidated unsecured debt and $58.7 million for consolidated secured debt. The Company anticipates satisfying these remaining 2026 debt obligations with net cash flow provided by operating activities, cash on hand, debt financing, and/or availability under its Credit Facility and Commercial Paper Program.

(2) For loans which have interest at floating rates, future interest expense was calculated using the rate as of December 31, 2025.
(3) For leases which have inflationary increases, future ground and office rent expense was calculated using the rent based upon initial lease payment.

Letters of Credit

The Company has issued letters of credit in connection with the completion and repayment guarantees, primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2025, these letters of credit aggregated $43.9 million.

In addition, the Company provides a guaranty for the payment of any debt service shortfalls on Series A bonds issued by the Sheridan Redevelopment Agency, which are tax increment revenue bonds issued in connection with a property owned by the Company in Sheridan, Colorado. These tax increment revenue bonds have a balance of $31.1 million outstanding at December 31, 2025. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts we may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

Funding Commitments

The Company has other investments with funding commitments of $26.5 million, of which $22.5 million has been funded as of December 31, 2025. In addition, the Company has mortgage and other financing receivables with undrawn loan advances of $42.8 million as of December 31, 2025.

Other

The Parent Company guarantees the unsecured debt instruments of Kimco OP, including the Credit Facility. These guarantees by the Parent Company are full, irrevocable, unconditional and absolute joint and several guarantees to the holders of each series of such unsecured debt instruments. See Footnote 13 of the Notes to Consolidated Financial Statements for these unsecured debt instruments.

In connection with the construction of its development/redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2025, the Company had $17.4 million in performance and surety bonds outstanding.

Off-Balance Sheet Arrangements

Unconsolidated Real Estate Joint Ventures

The Company has investments in various unconsolidated real estate joint ventures with varying structures. These joint ventures primarily operate shopping centers or mixed-use properties. The properties owned by the joint ventures are primarily financed with individual non-recourse mortgage loans, however, the Company, on a selective basis, has obtained unsecured financing for certain joint ventures. As of December 31, 2025, the Company did not guarantee any joint venture unsecured debt. Non-recourse mortgage debt is generally defined as debt whereby the lenders' sole recourse with respect to borrower defaults is limited to the value of the property collateralized by the mortgage. The lender generally does not have recourse against any other assets owned by the borrower or any of the constituent members of the borrower, except for certain specified exceptions listed in the particular loan documents (see Footnote 7 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2025, aggregated $1.4 billion. As of December 31, 2025, these loans had scheduled maturities ranging from less than three months to 6.2 years and bore interest at rates ranging from 2.81% to 7.14%. Approximately $327.1 million of the aggregate outstanding loan balance matures in 2026. For these maturing loans, the Company will utilize extension options where available or repay them with operating cash flows, debt refinancing, unsecured credit facilities, proceeds from sales of properties, and partner capital contributions, as deemed appropriate (see Footnote 7 of the Notes to Consolidated Financial Statements included in this Form 10-K).

Other Investments

The Company has provided capital to owners and developers of real estate properties through its Preferred Equity program, which is included in Other investments on the Company's Consolidated Balance Sheets. In addition, the Company has provided capital for certain investments, which are primarily accounted for on the equity method of accounting. As of December 31, 2025, the Company's other investments were $99.9 million, of which the Company's net investment under the Preferred Equity program was $59.1 million. As of December 31, 2025, these preferred equity investment properties had non-recourse mortgage loans aggregating $136.5 million. These loans have scheduled maturities ranging from 1.8 years to 4.1 years and bear interest at rates ranging from 6.58% to 8.34%. For these maturing loans, the Company will utilize extension options where available or repay them with operating cash flows, debt refinancing, and/or partner capital contributions, as deemed appropriate. Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is limited to its invested capital.

Effects of Inflation

Many of the Company's long-term leases contain provisions designed to help mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds, which generally increase as prices rise, and/or as a result of escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses often include increases based upon changes in the consumer price index or similar inflation indices. In addition, many of the Company's leases are for terms of less than 10 years, which permits the Company to seek to increase rents to market rates upon renewal. To assist in partially mitigating the Company's exposure to increases in costs and operating expenses, including common area maintenance costs, real estate taxes and insurance, resulting from inflation, the Company's leases typically include provisions that either (i) require the tenant to pay an allocable share of these operating expenses or (ii) contain fixed contractual amounts, which include escalation clauses, to reimburse these operating expenses.

Funds From Operations ("FFO")

FFO is a supplemental non-GAAP financial measure utilized to evaluate the operating performance of real estate companies. NAREIT defines FFO as net income available to the Company's common shareholders computed in accordance with GAAP, excluding (i) depreciation and amortization related to real estate, (ii) gains or losses from sales of certain real estate assets, (iii) gains and losses from change in control, (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity and (v) after adjustments for unconsolidated partnerships and joint ventures calculated to reflect FFO on the same basis. The Company also made an election, in accordance with the NAREIT Funds From Operations White Paper-2018 Restatement, to exclude from its calculation of FFO (i) gains and losses on the sale of assets and impairments of assets incidental to its main business and (ii) mark-to-market changes in the value of its equity securities. As such, the Company does not include gains/impairments on land parcels, mark-to-market gains/losses from derivatives/marketable securities, allowance for credit losses on mortgage receivables, gains/impairments on other investments or other amounts considered incidental to its main business in NAREIT defined FFO, including any applicable tax effect and noncontrolling interest.

The Company presents FFO available to the Company's common shareholders as it considers it an important supplemental measure of our operating performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO available to the Company's common shareholders when reporting results. Comparison of our presentation of FFO available to the Company's common shareholders to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

FFO is a supplemental non-GAAP financial measure of real estate companies' operating performances, which does not represent cash generated from operating activities in accordance with GAAP, and therefore, should not be considered an alternative for net income or cash flows from operations as a measure of liquidity.

The Company’s reconciliation of Net income available to the Company’s common shareholders to FFO available to the Company’s common shareholders is reflected in the table below (amounts presented in thousands, except per share data).

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Net income available to the Company’s common shareholders	$ 143,627	$ 154,835	$ 554,430	$ 375,718
Gain on sale of properties	(19,149)	(330)	(62,663)	(1,274)
Gain on sale of joint venture properties	-	-	(6,587)	(1,501)
Depreciation and amortization - real estate related	153,001	154,905	622,530	598,741
Depreciation and amortization - real estate joint ventures	20,951	22,074	84,472	86,235
Impairment charges (including real estate joint ventures)	898	207	9,517	4,485
(Recovery)/provision for loan losses, net	(3,348)	1,000	(1,448)	5,500
Profit participation from other investments, net	(1,006)	240	(100)	(5,059)
(Gain)/loss on derivative/marketable securities, net	(494)	1,627	(2,296)	27,549
Provision/(benefit) for income taxes, net (1)	603	(46,874)	(752)	24,832
Noncontrolling interests (1)	(756)	(783)	(3,009)	(3,150)
FFO available to the Company’s common shareholders (3) (4)	$ 294,327	$ 286,901	$ 1,194,094	$ 1,112,076
Weighted average shares outstanding for FFO calculations:				
Basic	673,914	673,676	675,050	671,561
Units	3,319	3,199	3,504	3,206
Convertible preferred shares	3,185	4,100	3,209	4,223
Dilutive effect of equity awards	138	751	138	523
Diluted (2)	680,556	681,726	681,901	679,513
FFO per common share – basic	$ 0.44	$ 0.43	$ 1.77	$ 1.66
FFO per common share – diluted (2) (3) (4)	$ 0.44	$ 0.42	$ 1.76	$ 1.65

(1) Related to gains, impairment, depreciation on properties and gains/(losses) on derivatives and marketable securities, where applicable.
(2) Reflects the potential impact if convertible preferred shares and certain units were converted to common stock at the beginning of the period. FFO available to the Company’s common shareholders would be increased by $2,107 and $2,400 for the three months ended December 31, 2025 and 2024, respectively. FFO available to the company's common shareholders would be increased by $8,675 and $9,801 for the years ended December 31, 2025 and 2024, respectively. The effect of other certain convertible securities would have an anti-dilutive effect upon the calculation of FFO available to the Company’s common shareholders per share. Accordingly, the impact of such conversion has not been included in the determination of diluted earnings per share calculations.
(3) Includes $3.3 million of charges associated with the tender of the Company's Class N Preferred Stock for the three months and year ended December 31, 2024.
(4) Includes Merger charges of $25.2 million for the year ended December 31, 2024.

Same Property Net Operating Income

Same property NOI is a supplemental non-GAAP financial measure of real estate companies’ operating performance and should not be considered an alternative to net income in accordance with GAAP or as a measure of liquidity. The Company considers Same property NOI as an important operating performance measure frequently used by analysts and investors because it includes only the net operating income of operating properties that have been owned and stabilized by the Company for the entire current and prior year reporting periods. It excludes properties under significant redevelopment, development and pending stabilization; properties are deemed stabilized at the earlier of (i) reaching 90% leased or (ii) one year following a project’s inclusion in operating real estate. Same property NOI assists in eliminating disparities due to the development, redevelopment, acquisition and disposition of properties during the periods presented, and thus provides a more consistent performance measure for the comparison of the Company's properties.

Same property NOI is calculated using revenues from rental properties (excluding straight-line rent adjustments, lease termination fee income, net, and amortization of above/below-market rents) less charges for credit losses, operating and maintenance expense, real estate taxes and rent expense, plus the Company’s proportionate share of Same property NOI from unconsolidated real estate joint ventures, calculated on the same basis. The Company’s method of calculating Same property NOI available to the Company’s common shareholders, may differ from methods used by other REITs and may not be comparable to such other REITs.

The following is a reconciliation of Net income available to the Company's common shareholders to Same property NOI (in thousands):

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Net income available to the Company's common shareholders	$ 143,627	$ 154,835	$ 554,430	$ 375,718
Adjustments:				
Management and other fee income	(4,385)	(4,333)	(18,716)	(17,949)
General and administrative	36,530	34,902	133,015	138,140
Impairment charges	898	199	9,517	4,476
Merger charges	-	-	-	25,246
Depreciation and amortization	154,045	156,130	627,090	603,685
Gain on sale of properties	(19,149)	(330)	(62,663)	(1,274)
Other income, net	(1,290)	(7,310)	(2,047)	(28,074)
Mortgage and other financing income, net	(15,252)	(10,342)	(50,958)	(29,531)
Loss/(gain) on marketable securities, net	29	66	(3)	27,679
Interest expense	84,354	83,684	330,196	307,806
Provision/(benefit) for income taxes, net	1,091	(46,938)	1,046	25,417
Equity in income of other investments, net	(1,803)	(353)	(3,440)	(9,821)
Net income attributable to noncontrolling interests	2,147	1,961	8,069	8,654
Preferred stock redemption charges	-	3,304	-	3,304
Preferred dividends, net	7,536	7,899	30,311	31,763
RPT same property NOI (1)	-	-	-	606
Non same property net operating income	(20,784)	(19,270)	(91,974)	(59,932)
Non-operational expense from joint ventures, net	28,092	30,066	103,007	115,695
Same property NOI	$ 395,686	$ 384,170	$ 1,566,880	$ 1,521,608

(1) Amount represents the Same property NOI from RPT properties, not included in the Company's Net income available to the Company's common shareholders.

Same property NOI increased by $11.5 million, or 3.0%, for the three months ended December 31, 2025, as compared to the corresponding period in 2024. This increase is primarily the result of (i) an increase of $8.7 million in minimum rent, primarily related to strong leasing activity and (ii) an increase in other revenues, net of $2.6 million.

Same property NOI increased by $45.3 million, or 3.0%, for the year ended December 31, 2025, as compared to the corresponding period in 2024. This increase is primarily the result of (i) an increase of $39.3 million in minimum rent, primarily related to strong leasing activity, and (ii) an increase in other revenues, net of $8.6 million, partially offset by (iii) an increase in non-recoverable expenses of $2.5 million.

New Accounting Pronouncements

See Footnote 1 of the Notes to Consolidated Financial Statements included in this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk. The Company periodically evaluates its exposure to short-term interest rates and will, from time-to-time, enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating-rate debt. As of December 31, 2025, the Company has 26 interest rate swaps with notional amounts aggregating to $860.0 million. The interest rate swap agreements are designated as cash flow hedges and are held by the Company to reduce the impact of changes in interest rates on variable rate debt. The hedged debt is reflected as fixed rate unsecured debt in the table below. The Company has not entered, and does not plan to enter, into any derivative financial instruments for trading or speculative purposes.

The following table presents the carrying value of the Company's aggregate fixed rate and variable rate debt obligations outstanding, including fair market value adjustments and unamortized deferred financing costs, as of December 31, 2025, with corresponding weighted-average interest rates sorted by maturity date. In addition, the following table presents the fair value of the Company's debt obligations outstanding, excluding fair market value adjustments and unamortized deferred financing costs. The table does not include extension options where available (amounts in millions).

	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
Secured Debt								
Fixed Rate	$ 31.3	$ 32.6	$ 125.8	$ 250.1	$ -	$ 11.3	$ 451.1	$ 439.1
Average Interest Rate	3.49%	4.01%	4.46%	4.51%	-	3.33%	4.35%	
Variable Rate	$ 16.1	$ -	$ -	$ -	$ -	$ -	$ 16.1	$ 16.1
Average Interest Rate	5.17%	-	-	-	-	-	5.17%	
Unsecured Debt								
Fixed Rate	$ 825.1	$ 1,134.3	$ 518.3	$ -	$ 497.0	$ 4,744.0	$ 7,718.7	$ 7,411.2
Average Interest Rate	3.16%	4.34%	2.53%	-	2.70%	4.32%	3.98%	

Based on the Company's variable-rate debt balances, interest expense would have increased by $0.2 million for the year ended December 31, 2025, if short-term interest rates were 1.0% higher.

Item 8. Financial Statements and Supplementary Data

The response to this Item 8 is included in our audited Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are contained in Part IV, Item 15 of this Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Kimco Realty Corporation

Evaluation of Disclosure Controls and Procedures

The Parent Company's management, with the participation of the Parent Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Parent Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Parent Company's Chief Executive Officer and Chief Financial Officer have concluded that the Parent Company's disclosure controls and procedures are effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Parent Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Parent Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Parent Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Parent Company's management, including Parent Company's Chief Executive Officer and Chief Financial Officer, Parent Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the *Internal Control - Integrated Framework* (*2013*) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation under the framework in *Internal Control - Integrated Framework (2013)*, Parent Company's management concluded that Parent Company's internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of Parent Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Kimco Realty OP, LLC

Evaluation of Disclosure Controls and Procedures

Kimco OP's management, with the participation of Kimco OP's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Kimco OP's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, Kimco OP's Chief Executive Officer and Chief Financial Officer have concluded that Kimco OP's disclosure controls and procedures are effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There have not been any changes in Kimco OP's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, Kimco OP's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Kimco OP's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Kimco OP's management, including Kimco OP's Chief Executive Officer and Chief Financial Officer, Kimco OP conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the *Internal Control - Integrated Framework* (*2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation under the framework in *Internal Control - Integrated Framework (2013)*, Kimco OP's management concluded that Kimco OP's internal control over financial reporting was effective as of December 31, 2025.

Item 9B. Other Information

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to "Proposal 1—Election of Directors," "Governance at Kimco," "Executive Officers," "Other Matters" and if required, "Delinquent Section 16(a) Reports" in our definitive proxy statement to be filed with respect to the Annual Meeting of Stockholders expected to be held on May 21, 2026 ("Proxy Statement").

We have a Code of Conduct that applies to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Investors/Governance/Governance Documents section of our website at www.kimcorealty.com. A copy of the Code of Conduct is available in print, free of charge, to stockholders upon request to us at the address set forth in Item 1 of this Form 10-K under the section "Business - Overview." We intend to satisfy the disclosure requirements under the Exchange Act, as amended, regarding an amendment to or waiver from a provision of our Code of Conduct by posting such information on our website.

We have an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. A copy of our Insider Trading Policy is included as Exhibit 19.1 to this report.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to "Compensation Discussion and Analysis," "Executive Compensation Committee Report," "Executive Compensation Tables," "Governance at Kimco" and "Other Matters" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to "Beneficial Ownership" and "Executive Compensation Tables" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to "Certain Relationships and Related Transactions" and "Governance at Kimco" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to "Ratification of Independent Accountants" in our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements –
The following consolidated financial information is included as a separate section of this Form 10-K.

Item 16. Form 10-K Summary

None.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith	Page Number
		Form	File No.	Date of Filing	Exhibit Number		
2.1	Agreement and Plan of Merger, dated as of April 15, 2021, by and between Kimco Realty Corporation and Weingarten Realty Investors	8-K	1-10899	04/15/21	2.1		
2.2	Agreement and Plan of Merger, dated December 15, 2022, by and among Kimco, New Kimco and Merger Sub.	8-K	1-10899	12/15/22	2.1		
2.3	Agreement and Plan of Merger, dated as of August 28, 2023, by and among Kimco Realty Corporation, Kimco Realty OP, LLC, Tarpon Acquisition Sub, LLC, Tarpon OP Acquisition Sub, LLC, RPT Realty, and RPT Realty, L.P.	8-K	1-10899	08/28/23	2.1		
3.1	Articles of Merger	8-K12B	1-10899	01/03/23	3.3		
3.2	Articles of Amendment and Restatement of Kimco Realty Corporation	8-K12B	1-10899	01/03/23	3.1		
3.3	Articles of Amendment of Kimco Realty Corporation	10-Q	1-10899	08/02/24	3.1		
3.4	Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock	8-A12B	1-10899	12/29/23	3.2		
3.5	Certificate of Correction to Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock	10-K	1-10899	02/23/24	3.4		
3.6	Amended and Restated Bylaws of Kimco Realty Corporation	10-Q	1-10899	07/28/23	3.1		
3.7	Certificate of Formation of Kimco Realty OP, LLC	8-K12B	1-10899	01/03/23	3.4		
3.8	Amended and Restated Limited Liability Company Agreement of Kimco Realty OP, LLC, dated as of January 2, 2024	8-K	1-10899	01/02/24	3.1		
4.1	Indenture dated September 1, 1993, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	S-3	333-67552	09/10/93	4(a)		
4.2	First Supplemental Indenture, dated August 4, 1994, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	10-K	1-10899	03/28/96	4.6		
4.3	Second Supplemental Indenture, dated April 7, 1995, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company)	8-K	1-10899	04/07/95	4(a)		
4.4	Third Supplemental Indenture, dated June 2, 2006, between Kimco Realty Corporation and The Bank of New York, as Trustee	8-K	1-10899	06/05/06	4.1		
4.5	Fourth Supplemental Indenture, dated April 26, 2007, between Kimco Realty Corporation and The Bank of New York, as Trustee	8-K	1-10899	04/26/07	1.3		
4.6	Fourth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee	8-K12B	1-10899	01/03/23	4.2		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith	Page Number
		Form	File No.	Date of Filing	Exhibit Number		
4.7	Fifth Supplemental Indenture, dated September 24, 2009, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	09/24/09	4.1		
4.8	Sixth Supplemental Indenture, dated May 23, 2013, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	05/23/13	4.1		
4.9	Seventh Supplemental Indenture, dated April 24, 2014, between Kimco Realty Corporation and The Bank of New York Mellon, as Trustee	8-K	1-10899	04/24/14	4.1		
4.10	Eighth Supplemental Indenture, dated as of January 3, 2023, between Kimco Realty OP, LLC, as issuer, Kimco Realty Corporation, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee	8-K12B	1-10899	01/03/23	4.1		
4.11	Form of Indenture for Senior Debt Securities, among Kimco Realty Corporation, an issuer, Kimco Realty OP, LLC, as guarantor, and The Bank of New York Mellon, as Trustee	S-3ASR	333-269102	01/03/23	4(j)		
4.12	Description of Securities	10-K	1-10899	02/21/25	4.12		
4.13	Form of Indenture for Senior Debt Securities dated as of May 1, 1995 between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association)	S-3	33-57659	02/10/95	4(a)		
4.14	First Supplemental Indenture, dated August 2, 2006, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association)	8-K	1-09876	08/02/06	4.1		
4.15	Second Supplemental Indenture, dated October 9, 2012, between Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association)	8-K	1-09876	10/09/12	4.1		
4.16	Third Supplemental Indenture, dated August 3, 2021, between Kimco Realty Corporation, Weingarten Realty Investors and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association)	10-K	1-10899	02/24/23	4.16		
4.17	Fourth Supplemental Indenture, dated January 3, 2023, between Kimco Realty Corporation (successor in interest to Weingarten Realty Investors) and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association, successor to Texas Commerce Bank National Association)	8-K12B	1-10899	01/03/23	4.2		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith	Page Number
		Form	File No.	Date of Filing	Exhibit Number		
4.18	Form of Deposit Agreement, dated as of January 2, 2024, between Kimco Realty Corporation and Equiniti Trust Company, LLC, and the holders from time to time of the Depositary Receipts described therein, dated as of January 2, 2024	8-K	1-10899	01/03/24	4.1		
10.1	Kimco Realty Corporation Executive Severance Plan, dated March 15, 2010	8-K	1-10899	03/19/10	10.5		
10.2	Restated Kimco Realty Corporation 2010 Equity Participation Plan	10-K	1-10899	02/27/17	10.6		
10.3	Amendment No. 1 to the Kimco Realty Corporation 2010 Equity Participation Plan	10-K	1-10899	02/23/18	10.7		
10.4	First Amendment to the Kimco Realty Corporation Executive Severance Plan, dated March 20, 2012	10-Q	1-10899	05/10/12	10.3		
10.5	Kimco Realty Corporation 2020 Equity Participation Plan	DEF 14A	1-10899	03/18/20	Annex B		
10.6	Kimco Realty Corporation Amended and Restated 2020 Equity Participation Plan	8-K12B	1-10899	01/03/23	10.8		
10.7	Kimco Realty Corporation Second Amended and Restated 2020 Equity Participation Plan	10-K	1-10899	02/26/24	10.12		
10.8	Form of LTIP Unit Award Agreement (Time-Based)	10-K	1-10899	02/26/24	10.13		
10.9	Form of LTIP Unit Award Agreement (Performance-Based)	10-K	1-10899	02/26/24	10.14		
10.10	Form of 2025 Equity Participation Plan Performance-Based LTIP Unit Award Agreement	-	-	-	-	x	
10.11	Form of 2025 Equity Participation Plan Performance Share Award Agreement	-	-	-	-	x	
10.12	Form of Kimco Realty Corporation 2020 Equity Participation Plan Performance Share Award Grant Notice and Performance Share Award Agreement	10-Q	1-10899	08/07/20	10.4		
10.13	Form of Kimco Realty Corporation 2020 Equity Participation Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement.	10-Q	1-10899	08/07/20	10.5		
10.14	Parent Guarantee, dated as of January 1, 2023, by Kimco Realty Corporation	8-K12B	1-10899	01/03/23	10.2		
10.15	Form of Indemnification Agreement	10-K	1-10899	02/24/23	10.19		
10.16	Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and each of the parties named therein	10-K	1-10899	02/24/23	10.20		
10.17	Seventh Amended and Restated Credit Agreement, dated as of January 2, 2024 among Kimco Realty OP, LLC (as successor by assumption to RPT Realty, L.P.), the several banks, financial institutions and other entities from time to time parties thereto, BMO Bank, N.A., as syndication agent, Truist Bank and Regions Bank, as documentation agents, J.P. Morgan Securities LLC, as sustainability structuring agent, and JPMorgan Chase Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.1		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith	Page Number
		Form	File No.	Date of Filing	Exhibit Number		
10.18	Parent Guarantee, dated as of January 2, 2024, made by Kimco Realty Corporation in favor of JPMorgan Chase Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.2		
10.19	Term Loan Agreement, dated as of January 2, 2024 among Kimco Realty O.P., LLC, the several banks, financial institutions and other entities from time to time parties thereto, and TD Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.3		
10.20	Parent Guarantee, dated as of January 2, 2024, made by Kimco Realty Corporation in favor of TD Bank, N.A., as administrative agent	8-K	1-10899	01/03/24	10.4		
10.21	Amendment No. 1 dated May 3, 2024, to Seventh Amended and Restated Credit Agreement, dated as of January 2, 2024, among Kimco Realty, OP LLC and JPMorgan Chase Bank N.A., as administrative agent for the lenders thereunder	10-Q	1-10899	08/02/24	10.1		
10.22	Amendment No. 1, dated May 3, 2024, to Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and JPMorgan Chase Bank N.A., as administrative agent for the lenders thereunder	10-Q	1-10899	08/02/24	10.2		
10.23	Amendment No. 1, dated as of May 3, 2024, among Kimco OP, TD Bank, N.A., as administrative agent and the lenders party thereto, to the Term Loan Agreement, dated as of January 2, 2024, among Kimco OP, LLC, TD Bank, N.A., as administrative agent and the lenders party thereto	10-Q	1-10899	08/02/24	10.3		
10.24	Amendment No. 2, dated as of July 17, 2024, among Kimco OP, Toronto Dominion (Texas) LLC (successor to TD Bank, N.A.) as administrative agent and the lenders party thereto, to the Term Loan Agreement, dated as of January 2, 2024, among Kimco OP, TD Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's and Kimco OP's Current Report on Form 8-K filed on July 19, 2024)	8-K	1-10899	07/19/24	10.1		
10.25	Amendment No. 3, dated as of September 3, 2024, among Kimco OP, Toronto Dominion (Texas) LLC (successor to TD Bank, N.A.) as administrative agent and the lenders party thereto to the Term Loan Agreement, dated as of January 2, 2024, among Kimco OP, TD Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's and Kimco OP's Current Report on Form 8-K filed on September 5, 2024)	8-K	1-10899	09/05/24	10.1		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith	Page Number
		Form	File No.	Date of Filing	Exhibit Number		
10.26	Amendment No.2 dated November 19, 2025 to Seventh Amended and Restated Credit Agreement, dated as of January 2, 2024, among Kimco Realty, OP LLC and JPMorgan Chase Bank N.A., as administrative agent for the lenders thereunder	—	—	—	—	x	
10.27	Amendment No.4, dated as of November 12, 2025, among Kimco OP, Toronto Dominion (Texas) LLC (successor to TD Bank, N.A.) as administrative agent and the lenders party thereto to the Term Loan Agreement, dated as of January 2, 2024, among Kimco OP, TD Bank, N.A., as administrative agent and the lenders party thereto	—	—	—	—	x	
10.28	Kimco Realty Corporation 2025 Equity Participation Plan	DEF 14A	1-10899	03/19/25	Annex B		
10.29	Form of Kimco Realty Corporation 2025 Equity Participation Plan Time-Based Restricted Stock Award Agreement	10-Q	1-10899	05/02/25	10.1		
10.30	Form of Kimco Realty Corporation 2025 Equity Participation Plan Time-Based LTIP Agreement	10-Q	1-10899	05/02/25	10.2		
10.31	Form of Kimco Realty Corporation 2025 Equity Participation Plan Performance Share Agreement	10-Q	1-10899	05/02/25	10.3		
10.32	Form of Kimco Realty Corporation 2025 Equity Participation Plan Performance-Based LTIP Agreement	10-Q	1-10899	05/02/25	10.4		
10.33	Amended and Restated Credit Agreement, dated as of February 18, 2026, among Kimco Realty OP, LLC and JPMorgan Chase Bank N.A., as administrative agent for the lenders thereunder	—	—	—	—	x	
19.1	Insider Trading Policy	10-K	1-10899	02/21/25	19.1		
21.1	Significant Subsidiaries of Kimco Realty Corporation and Kimco Realty OP, LLC	—	—	—	—	x	
23.1	Consent of PricewaterhouseCoopers LLP - Kimco Realty Corporation	—	—	—	—	*	
23.2	Consent of PricewaterhouseCoopers LLP - Kimco Realty OP, LLC	—	—	—	—	*	
31.1	Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
31.2	Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
31.3	Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
31.4	Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	*	
32.1	Certification of the Chief Executive Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.2	Certification of the Chief Financial Officer of Kimco Realty Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith	Page Number
		Form	File No.	Date of Filing	Exhibit Number		
32.3	Certification of the Chief Executive Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
32.4	Certification of the Chief Financial Officer of Kimco Realty OP, LLC, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	**	
97.1	Kimco Realty Corporation Policy for Recovery of Erroneously Awarded Compensation	10-K	1-10899	02/26/24	97.1		
99.1	Property Chart	—	—	—	—	*	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	—	—	—	—	x	
101.SCH	Inline XBRL Taxonomy Extension Schema	—	—	—	—	x	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	—	—	—	—	x	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	—	—	—	—	x	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	—	—	—	—	x	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	—	—	—	—	x	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	—	—	—	—	x	

* Filed herewith
** Furnished herewith
x - Incorporated by reference to the corresponding Exhibit to the Company’s Annual Report of Form 10-K filed on February 20, 2026.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY CORPORATION

By: /s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated: February 20, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Conor C. Flynn Conor C. Flynn	Chief Executive Officer and Director	February 20, 2026
/s/ Ross Cooper Ross Cooper	President - Chief Investment Officer and Director	February 20, 2026
/s/ David Jamieson David Jamieson	Executive Vice President - Chief Operating Officer and Director	February 20, 2026
/s/ Frank Lourenso Frank Lourenso	Director	February 20, 2026
/s/ Richard Saltzman Richard Saltzman	Director	February 20, 2026
/s/ Philip Coviello Philip Coviello	Director	February 20, 2026
/s/ Mary Hogan Preusse Mary Hogan Preusse	Director	February 20, 2026
/s/ Valerie Richardson Valerie Richardson	Director	February 20, 2026
/s/ Henry Moniz Henry Moniz	Director	February 20, 2026
/s/ Nancy Lashine Nancy Lashine	Director	February 20, 2026
/s/ Glenn G. Cohen Glenn G. Cohen	Executive Vice President - Chief Financial Officer	February 20, 2026
/s/ Paul Westbrook Paul Westbrook	Vice President - Chief Accounting Officer	February 20, 2026

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMCO REALTY OP, LLC
BY: KIMCO REALTY CORPORATION, managing member

BY: /s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Dated: February 20, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following directors and officers of Kimco Realty Corporation, the managing member of the registrant, and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Conor C. Flynn Conor C. Flynn	Chief Executive Officer and Director	February 20, 2026
/s/ Ross Cooper Ross Cooper	President - Chief Investment Officer and Director	February 20, 2026
/s/ David Jamieson David Jamieson	Executive Vice President - Chief Operating Officer and Director	February 20, 2026
/s/ Frank Lourenso Frank Lourenso	Director	February 20, 2026
/s/ Richard Saltzman Richard Saltzman	Director	February 20, 2026
/s/ Philip Coviello Philip Coviello	Director	February 20, 2026
/s/ Mary Hogan Preusse Mary Hogan Preusse	Director	February 20, 2026
/s/ Valerie Richardson Valerie Richardson	Director	February 20, 2026
/s/ Henry Moniz Henry Moniz	Director	February 20, 2026
/s/ Nancy Lashine Nancy Lashine	Director	February 20, 2026
/s/ Glenn G. Cohen Glenn G. Cohen	Executive Vice President - Chief Financial Officer	February 20, 2026
/s/ Paul Westbrook Paul Westbrook	Vice President - Chief Accounting Officer	February 20, 2026

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15 (a) (1) and (2)

INDEX TO FINANCIAL STATEMENTS

AND

FINANCIAL STATEMENT SCHEDULES

KIMCO REALTY CORPORATION AND SUBSIDIARIES
KIMCO REALTY OP, LLC AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kimco Realty Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes and financial statement schedules, of Kimco Realty Corporation and its subsidiaries (the "Company") as listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Analysis of Real Estate Properties for Indicators of Impairment

As described in Note 1 to the consolidated financial statements, the net carrying value of the Company's real estate, net was $16.77 billion. On a continuous basis, management assesses whether there are indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the carrying value of the Company's real estate properties may be impaired. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value.

The principal considerations for our determination that performing procedures relating to the analysis of real estate properties for indicators of impairment is a critical audit matter are (i) the significant judgment by management to identify indicators of impairment of the carrying value of real estate properties and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's analysis of real estate properties for indicators of impairment. These procedures also included, among others (i) testing management's process for identifying real estate properties for indicators of impairment, (ii) testing the completeness and accuracy of certain underlying data used in the analysis, and (iii) evaluating the reasonableness of management's identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions. Evaluating the reasonableness of management's identification of impairment indicators involved (i) considering whether the indicators were consistent with evidence obtained in other areas of the audit, (ii) evaluating property operating performance, (iii) evaluating anticipated changes in holding period, including the assessment of management's intent with respect to holding or disposing of real estate properties, and (iv) assessing management's considerations of general market conditions and evaluating the consistency with external market and industry data.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 20, 2026

We have served as the Company's auditor since at least 1991. We have not been able to determine the specific year we began serving as auditor of the Company.

Report of Independent Registered Public Accounting Firm

To the Members of Kimco Realty OP, LLC

Opinion on the Financial Statements

We have audited the consolidated financial statements, including the related notes and financial statement schedules, of Kimco Realty OP, LLC and its subsidiaries (the "Kimco OP") as listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kimco OP as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Kimco OP’s management. Our responsibility is to express an opinion on Kimco OP’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kimco OP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Kimco OP is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Kimco OP's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Analysis of Real Estate Properties for Indicators of Impairment

As described in Note 1 to the consolidated financial statements, the net carrying value of Kimco OP’s real estate, net was $16.77 billion. On a continuous basis, management assesses whether there are indicators, including property operating performance, changes in anticipated holding period, and general market conditions, that the carrying value of Kimco OP’s real estate properties may be impaired. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value.

The principal considerations for our determination that performing procedures relating to the analysis of real estate properties for indicators of impairment is a critical audit matter are (i) the significant judgment by management to identify indicators of impairment of the carrying value of real estate properties and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s analysis of real estate properties for indicators of impairment. These procedures also included, among others (i) testing management’s process for identifying real estate properties for indicators of impairment, (ii) testing the completeness and accuracy of certain underlying data used in the analysis, and (iii) evaluating the reasonableness of management’s identification of impairment indicators related to property operating performance, changes in anticipated holding period, and general market conditions. Evaluating the reasonableness of management’s identification of impairment indicators involved (i) considering whether the indicators were consistent with evidence obtained in other areas of the audit, (ii) evaluating property operating performance, (iii) evaluating anticipated changes in holding period, including the assessment of management’s intent with respect to holding or disposing of real estate properties, and (iv) assessing management’s considerations of general market conditions and evaluating the consistency with external market and industry data.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 20, 2026

We have served as Kimco OP’s or its predecessor’s auditor since at least 1991. We have not been able to determine the specific year we began serving as auditor of the predecessor.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2025	December 31, 2024
Assets:		
Real estate:		
Land	$ 4,552,341	$ 4,498,196
Building and improvements	15,839,316	15,425,295
Intangible assets	1,227,199	1,247,081
Real estate	21,618,856	21,170,572
Less: accumulated depreciation and amortization	(4,849,564)	(4,360,239)
Total real estate, net	16,769,292	16,810,333
Investments in and advances to real estate joint ventures	1,454,051	1,487,675
Other investments	99,936	107,347
Cash, cash equivalents and restricted cash	212,794	689,731
Mortgage and other financing receivables, net	383,935	444,966
Accounts and other receivables, net	368,964	340,469
Deferred charges and prepaid expenses	177,873	167,041
Operating lease right-of-use assets, net	127,596	126,441
Other assets	93,809	135,893
Total assets (1)	$ 19,688,250	$ 20,309,896
Liabilities:		
Notes payable, net	$ 7,718,730	$ 7,964,738
Mortgages payable, net	467,203	496,438
Accounts payable and accrued expenses	291,537	281,867
Intangible liabilities, net	334,527	366,943
Operating lease liabilities	120,078	117,199
Other liabilities	188,297	236,922
Total liabilities (2)	9,120,372	9,464,107
Redeemable noncontrolling interests	24,506	47,877
Commitments and contingencies (Footnote 23)		
Stockholders' equity:		
Preferred stock, $1.00 par value, authorized 7,054,000 shares; Issued and outstanding (in series) 20,748 and 20,806 shares, respectively; Aggregate liquidation preference $553,196 and $556,113, respectively	21	21
Common stock, $.01 par value, authorized 1,500,000,000 shares; Issued and outstanding 674,093,047 and 679,493,522 shares, respectively	6,741	6,795
Paid-in capital	10,922,596	11,033,485
Cumulative distributions in excess of net income	(528,730)	(398,792)
Accumulated other comprehensive (loss)/income	(8,792)	11,038
Total stockholders' equity	10,391,836	10,652,547
Noncontrolling interests	151,536	145,365
Total equity	10,543,372	10,797,912
Total liabilities and equity	$ 19,688,250	$ 20,309,896

(1) Includes restricted assets of consolidated variable interest entities ("VIEs") at December 31, 2025 and 2024 of $358,236 and $334,859, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

(2) Includes non-recourse liabilities of consolidated VIEs at December 31, 2025 and 2024 of $153,044 and $161,577, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2025	2024	2023
Revenues			
Revenues from rental properties, net	$ 2,121,400	$ 2,019,065	$ 1,767,057
Management and other fee income	18,716	17,949	16,343
Total revenues	2,140,116	2,037,014	1,783,400
Operating expenses			
Rent	(16,776)	(16,837)	(15,997)
Real estate taxes	(277,478)	(261,700)	(231,578)
Operating and maintenance	(368,080)	(359,116)	(309,143)
General and administrative	(133,015)	(138,140)	(136,807)
Impairment charges	(9,517)	(4,476)	(14,043)
Merger charges	-	(25,246)	(4,766)
Depreciation and amortization	(627,090)	(603,685)	(507,265)
Total operating expenses	(1,431,956)	(1,409,200)	(1,219,599)
Gain on sale of properties	62,663	1,274	74,976
Operating income	770,823	629,088	638,777
Other income/(expense)			
Special dividend income	-	-	194,116
Other income, net	2,047	28,074	27,999
Mortgage and other financing income, net	50,958	29,531	11,961
Gain/(loss) on marketable securities, net	3	(27,679)	21,262
Interest expense	(330,196)	(307,806)	(250,201)
Income before income taxes, net, equity in income of joint ventures, net, and equity in income from other investments, net	493,635	351,208	643,914
Provision for income taxes, net	(1,046)	(25,417)	(60,952)
Equity in income of joint ventures, net	96,781	83,827	72,278
Equity in income of other investments, net	3,440	9,821	10,709
Net income	592,810	419,439	665,949
Net income attributable to noncontrolling interests	(8,069)	(8,654)	(11,676)
Net income attributable to the Company	584,741	410,785	654,273
Preferred stock redemption charges	-	(3,304)	-
Preferred dividends, net	(30,311)	(31,763)	(25,021)
Net income available to the Company's common shareholders	$ 554,430	$ 375,718	$ 629,252
Per common share:			
Net income available to the Company's common shareholders			
-Basic	$ 0.82	$ 0.55	$ 1.02
-Diluted	$ 0.82	$ 0.55	$ 1.02
Weighted average shares:			
-Basic	675,050	671,561	616,947
-Diluted	675,279	672,136	618,199

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 592,810	$ 419,439	$ 665,949
Other comprehensive (loss)/income:			
Change in unrealized gains related to defined benefit plan	-	-	(10,581)
Change in fair value of cash flow hedges for interest payments	(15,809)	7,239	-
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	(4,021)	470	3,329
Other comprehensive (loss)/income	(19,830)	7,709	(7,252)
Comprehensive income	572,980	427,148	658,697
Comprehensive income attributable to noncontrolling interests	(8,069)	(8,654)	(11,676)
Comprehensive income attributable to the Company	$ 564,911	$ 418,494	$ 647,021

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2025, 2024 and 2023
(in thousands)

	Preferred Stock		Common Stock		Paid-in	Cumulative Distributions in Excess of Net	Accumulated Other Comprehensive	Total Stockholders'	Noncontrolling	Total
	Issued	Amount	Issued	Amount	Capital	Income	Income/(Loss)	Equity	Interests	Equity
Balance at January 1, 2023	19	$ 19	618,484	$ 6,185	$ 9,618,271	$ (119,548)	$ 10,581	$ 9,515,508	$ 131,401	$ 9,646,909
Contributions from noncontrolling interests	-	-	-	-	-	-	-	-	13	13
Net income	-	-	-	-	-	654,273	-	654,273	11,676	665,949
Other comprehensive (loss)/income:										
Change in unrealized gains related to defined benefit plan	-	-	-	-	-	-	(10,581)	(10,581)	-	(10,581)
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	-	-	-	-	-	-	3,329	3,329	-	3,329
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(5,820)	(5,820)
Dividends declared to preferred shares	-	-	-	-	-	(25,021)	-	(25,021)	-	(25,021)
Dividends declared to common shares	-	-	-	-	-	(632,280)	-	(632,280)	-	(632,280)
Repurchase of preferred stock	-	-	-	-	(1,631)	-	-	(1,631)	-	(1,631)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(5,614)	(5,614)
Issuance of common stock	-	-	1,988	20	(20)	-	-	-	-	-
Surrender of restricted common stock	-	-	(774)	(8)	(16,319)	-	-	(16,327)	-	(16,327)
Exercise of common stock options	-	-	173	2	3,725	-	-	3,727	-	3,727
Amortization of equity awards	-	-	-	-	33,088	-	-	33,088	-	33,088
Redemption/conversion of noncontrolling interests	-	-	-	-	(112)	-	-	(112)	(3,663)	(3,775)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	-	1,492	-	-	1,492	-	1,492
Balance at December 31, 2023	19	19	619,871	6,199	9,638,494	(122,576)	3,329	9,525,465	127,993	9,653,458
Contributions from noncontrolling interests	-	-	-	-	-	-	-	-	399	399
Net income	-	-	-	-	-	410,785	-	410,785	8,654	419,439
Other comprehensive income:										
Change in fair value of cash flow hedges for interest payments	-	-	-	-	-	-	7,239	7,239	-	7,239
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	-	-	-	-	-	-	470	470	-	470
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(4,182)	(4,182)
Dividends declared to preferred shares	-	-	-	-	-	(31,782)	-	(31,782)	-	(31,782)
Dividends declared to common shares	-	-	-	-	-	(655,219)	-	(655,219)	-	(655,219)
Repurchase of preferred stock	-	-	-	-	(26,719)	-	-	(26,719)	-	(26,719)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(5,674)	(5,674)
Issuance of preferred stock for merger (1)	2	2	-	-	105,605	-	-	105,607	-	105,607
Issuance of common stock for merger (1)	-	-	53,034	530	1,166,234	-	-	1,166,764	-	1,166,764
Issuance of common stock, net	-	-	7,404	74	135,721	-	-	135,795	-	135,795
Noncontrolling interests assumed from the merger (1)	-	-	-	-	-	-	-	-	20,975	20,975
Surrender of restricted common stock	-	-	(815)	(8)	(15,877)	-	-	(15,885)	-	(15,885)
Amortization of equity awards	-	-	-	-	33,247	-	-	33,247	1,690	34,937
Redemption/conversion of noncontrolling interests	-	-	-	-	(178)	-	-	(178)	(4,490)	(4,668)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	-	(3,042)	-	-	(3,042)	-	(3,042)
Balance at December 31, 2024	21	21	679,494	6,795	11,033,485	(398,792)	11,038	10,652,547	145,365	10,797,912

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
For the Years Ended December 31, 2025, 2024 and 2023
(in thousands)

	Preferred Stock		Common Stock		Paid-in	Cumulative Distributions in Excess of Net	Accumulated Other Comprehensive	Total Stockholders'	Noncontrolling	Total
	Issued	Amount	Issued	Amount	Capital	Income	Income/(Loss)	Equity	Interests	Equity
Contributions from noncontrolling interests	-	-	-	-	-	-	-	-	143	143
Net income	-	-	-	-	-	584,741	-	584,741	8,069	592,810
Other comprehensive loss:										
Change in fair value of cash flow hedges for interest payments	-	-	-	-	-	-	(15,809)	(15,809)	-	(15,809)
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	-	-	-	-	-	-	(4,021)	(4,021)	-	(4,021)
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(3,021)	(3,021)
Dividends declared to preferred shares	-	-	-	-	-	(30,163)	-	(30,163)	-	(30,163)
Dividends declared to common shares	-	-	-	-	-	(684,368)	-	(684,368)	-	(684,368)
Repurchase of preferred stock	-	-	-	-	(3,332)	(148)	-	(3,480)	-	(3,480)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(5,625)	(5,625)
Issuance of equity awards, net	-	-	1,241	12	2,093	-	-	2,105	4,320	6,425
Repurchase of common stock	-	-	(6,080)	(61)	(120,268)	-	-	(120,329)	-	(120,329)
Surrender of restricted common stock	-	-	(562)	(5)	(12,109)	-	-	(12,114)	-	(12,114)
Amortization of equity awards	-	-	-	-	29,464	-	-	29,464	3,779	33,243
Redemption/conversion of noncontrolling interests	-	-	-	-	(6,806)	-	-	(6,806)	(1,494)	(8,300)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	-	69	-	-	69	-	69
Balance at December 31, 2025	21	$ 21	674,093	$ 6,741	$ 10,922,596	$ (528,730)	$ (8,792)	$ 10,391,836	$ 151,536	$ 10,543,372

(1) See Footnotes 1 and 2 of the Notes to Consolidated Financial Statements for further details.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flow from operating activities:			
Net income	$ 592,810	$ 419,439	$ 665,949
Adjustments to reconcile net income to net cash flow provided by operating activities:			
Depreciation and amortization	627,090	603,685	507,265
Impairment charges	9,517	4,476	14,043
Straight-line rental income adjustments, net	(29,275)	(23,171)	(22,517)
Amortization of above-market and below-market leases, net	(30,744)	(25,205)	(17,253)
Amortization of deferred financing costs and fair value debt adjustments, net	4,236	(762)	(9,196)
Equity award expense	33,225	34,900	33,054
Gain on sale of properties	(62,663)	(1,274)	(74,976)
(Gain)/loss on marketable securities, net	(3)	27,679	(21,262)
Change in fair value of embedded derivative liability	(2,293)	(129)	(734)
Equity in income of joint ventures, net	(96,781)	(83,827)	(72,278)
Equity in income of other investments, net	(3,440)	(9,821)	(10,709)
Distributions from joint ventures and other investments	96,474	97,723	75,827
Change in accounts and other receivables, net	130	5,993	18,453
Change in accounts payable and accrued expenses	(5,335)	(21,742)	5,826
Change in other operating assets	(18,832)	(3,974)	(25,767)
Change in other operating liabilities	5,899	(18,369)	5,882
Net cash flow provided by operating activities	1,120,015	1,005,621	1,071,607
Cash flow from investing activities:			
Acquisition of operating real estate and other related net assets	(218,377)	(152,943)	(277,308)
Improvements to operating real estate	(347,616)	(324,465)	(264,395)
Acquisition of RPT Realty	-	(149,103)	-
Investment in marketable securities	(1,356)	(1,375)	(3,614)
Proceeds from sale of marketable securities	1,000	301,463	292,552
Investments in preferred stock and cost method investments	(5,911)	(79)	(1,569)
Investments in and advances to real estate joint ventures	(11,462)	(4,055)	(24,494)
Reimbursements of investments in and advances to real estate joint ventures	23,843	26,974	13,738
Investments in and advances to other investments	(10,950)	(8,012)	(18,442)
Reimbursements of investments in and advances to other investments	1,940	2,946	282
Investment in mortgage and other financing receivables	(264,486)	(202,483)	(18,519)
Collection of mortgage and other financing receivables	341,881	108,399	133
Proceeds from sale of properties	108,627	71,280	160,064
Proceeds from insurance casualty claims	2,522	7,558	-
Principal payments from securities held-to-maturity	3,530	5,354	4,589
Net cash flow used for investing activities	(376,815)	(318,541)	(136,983)
Cash flow from financing activities:			
Principal payments on debt, excluding normal amortization of rental property debt	(48,844)	(11,774)	(49,460)
Principal payments on rental property debt	(12,223)	(10,327)	(11,308)
Proceeds from issuance of unsecured term loans	-	860,000	-
Proceeds from issuance of unsecured notes	500,000	500,000	500,000
Repayments of unsecured term loans	-	(310,000)	-
Repayments of unsecured notes	(740,505)	(1,157,700)	-
Financing origination costs	(8,001)	(8,884)	(12,481)
Contributions from noncontrolling interests	143	274	13
Distributions to noncontrolling interests	(8,646)	(9,856)	(11,435)
Redemptions of noncontrolling interests	(31,218)	(43,031)	(46,982)
Dividends paid	(714,576)	(685,899)	(657,460)
Proceeds from issuance of stock, net	-	135,796	3,727
Repurchase of preferred stock	(3,480)	(26,719)	(1,491)
Repurchase of common stock	(120,329)	-	-
Shares repurchased for employee tax withholding on equity awards	(12,095)	(15,849)	(16,293)
Principal payments under finance lease obligations	(24,362)	(265)	-
Change in tenants' security deposits	3,999	3,128	2,474
Net cash flow used for financing activities	(1,220,137)	(781,106)	(300,696)
Net change in cash, cash equivalents and restricted cash	(476,937)	(94,026)	633,928
Cash, cash equivalents and restricted cash, beginning of year	689,731	783,757	149,829
Cash, cash equivalents and restricted cash, end of year	$ 212,794	$ 689,731	$ 783,757
Interest paid (net of capitalized interest of $3,247, $2,218 and $2,313, respectively)	$ 318,962	$ 301,239	$ 250,432
Income taxes paid, net of refunds	$ 23,462	$ 60,936	$ 65,267

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except unit data)

	December 31, 2025	December 31, 2024
Assets:		
Real estate:		
Land	$ 4,552,341	$ 4,498,196
Building and improvements	15,839,316	15,425,295
Intangible assets	1,227,199	1,247,081
Real estate	21,618,856	21,170,572
Less: accumulated depreciation and amortization	(4,849,564)	(4,360,239)
Total real estate, net	16,769,292	16,810,333
Investments in and advances to real estate joint ventures	1,454,051	1,487,675
Other investments	99,936	107,347
Cash, cash equivalents and restricted cash	212,794	689,731
Mortgage and other financing receivables, net	383,935	444,966
Accounts and other receivables, net	368,964	340,469
Deferred charges and prepaid expenses	177,873	167,041
Operating lease right-of-use assets, net	127,596	126,441
Other assets	93,809	135,893
Total assets (1)	$ 19,688,250	$ 20,309,896
Liabilities:		
Notes payable, net	$ 7,718,730	$ 7,964,738
Mortgages payable, net	467,203	496,438
Accounts payable and accrued expenses	291,537	281,867
Intangible liabilities, net	334,527	366,943
Operating lease liabilities	120,078	117,199
Other liabilities	188,297	236,922
Total liabilities (2)	9,120,372	9,464,107
Redeemable noncontrolling interests	24,506	47,877
Commitments and Contingencies (Footnote 23)		
Members' capital:		
Preferred units; 20,748 and 20,806 units outstanding, respectively	546,256	549,588
General member; 674,093,047 and 679,493,522 common units outstanding, respectively	9,854,372	10,091,921
Limited members; 1,444,722 and 1,073,942 common units outstanding; respectively	30,183	22,276
Accumulated other comprehensive (loss)/income	(8,792)	11,038
Total members' capital	10,422,019	10,674,823
Noncontrolling interests	121,353	123,089
Total capital	10,543,372	10,797,912
Total liabilities and capital	$ 19,688,250	$ 20,309,896

(1) Includes restricted assets of consolidated variable interest entities (“VIEs”) at December 31, 2025 and 2024 of $358,236 and $334,859, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

(2) Includes non-recourse liabilities of consolidated VIEs at December 31, 2025 and 2024 of $153,044 and $161,577, respectively. See Footnote 17 of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per unit data)

	Year Ended December 31,		
	2025	2024	2023
Revenues			
Revenues from rental properties, net	$ 2,121,400	$ 2,019,065	$ 1,767,057
Management and other fee income	18,716	17,949	16,343
Total revenues	2,140,116	2,037,014	1,783,400
Operating expenses			
Rent	(16,776)	(16,837)	(15,997)
Real estate taxes	(277,478)	(261,700)	(231,578)
Operating and maintenance	(368,080)	(359,116)	(309,143)
General and administrative	(133,015)	(138,140)	(136,807)
Impairment charges	(9,517)	(4,476)	(14,043)
Merger charges	-	(25,246)	(4,766)
Depreciation and amortization	(627,090)	(603,685)	(507,265)
Total operating expenses	(1,431,956)	(1,409,200)	(1,219,599)
Gain on sale of properties	62,663	1,274	74,976
Operating income	770,823	629,088	638,777
Other income/(expense)			
Special dividend income	-	-	194,116
Other income, net	2,047	28,074	27,999
Mortgage and other financing income, net	50,958	29,531	11,961
Gain/(loss) on marketable securities, net	3	(27,679)	21,262
Interest expense	(330,196)	(307,806)	(250,201)
Income before income taxes, net, equity in income of joint ventures, net, and equity in income from other investments, net	493,635	351,208	643,914
Provision for income taxes, net	(1,046)	(25,417)	(60,952)
Equity in income of joint ventures, net	96,781	83,827	72,278
Equity in income of other investments, net	3,440	9,821	10,709
Net income	592,810	419,439	665,949
Net income attributable to noncontrolling interests	(6,895)	(7,999)	(11,676)
Net income attributable to the Company	585,915	411,440	654,273
Preferred unit redemption charges	-	(3,304)	-
Preferred distributions, net	(30,311)	(31,763)	(25,021)
Net income available to the Company's common unitholders	$ 555,604	$ 376,373	$ 629,252
Per common unit:			
Net income available to the Company's common unitholders			
-Basic	$ 0.82	$ 0.55	$ 1.02
-Diluted	$ 0.82	$ 0.55	$ 1.02
Weighted average units:			
-Basic	676,042	672,512	616,947
-Diluted	676,270	673,086	618,199

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 592,810	$ 419,439	$ 665,949
Other comprehensive (loss)/income:			
Change in unrealized gains related to defined benefit plan	-	-	(10,581)
Change in fair value of cash flow hedges for interest payments	(15,809)	7,239	-
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	(4,021)	470	3,329
Other comprehensive (loss)/income	(19,830)	7,709	(7,252)
Comprehensive income	572,980	427,148	658,697
Comprehensive income attributable to noncontrolling interests	(6,895)	(7,999)	(11,676)
Comprehensive income attributable to the Company	$ 566,085	$ 419,149	$ 647,021

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
For the Years Ended December 31, 2025, 2024 and 2023
(in thousands)

	General Member				Limited Members					
	Preferred Units		Common Units		Common Units		Accumulated Other Comprehensive	Total Members'	Noncontrolling	Total
	Issued	Amount	Issued	Amount	Issued	Amount	Income/(Loss)	Capital	Interests	Capital
Balance at January 1, 2023	19	$ 469,027	618,484	$ 9,035,900	-	$ -	$ 10,581	$ 9,515,508	$ 131,401	$ 9,646,909
Contributions from noncontrolling interest	-	-	-	-	-	-	-	-	13	13
Net income	-	25,021	-	629,252	-	-	-	654,273	11,676	665,949
Other comprehensive (loss)/income:										
Change in unrealized gains related to defined benefit plan	-	-	-	-	-	-	(10,581)	(10,581)	-	(10,581)
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	-	-	-	-	-	-	3,329	3,329	-	3,329
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(5,820)	(5,820)
Distributions declared to preferred unitholders	-	(25,021)	-	-	-	-	-	(25,021)	-	(25,021)
Distributions declared to common unitholders	-	-	-	(632,280)	-	-	-	(632,280)	-	(632,280)
Repurchase of preferred units	-	(1,631)	-	-	-	-	-	(1,631)	-	(1,631)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(5,614)	(5,614)
Issuance of common units as a result of common stock issued by Parent Company	-	-	2,161	3,727	-	-	-	3,727	-	3,727
Surrender of restricted common units	-	-	(774)	(16,327)	-	-	-	(16,327)	-	(16,327)
Amortization of equity awards	-	-	-	33,088	-	-	-	33,088	-	33,088
Redemption/conversion of noncontrolling interests	-	-	-	(112)	-	-	-	(112)	(3,663)	(3,775)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	1,492	-	-	-	1,492	-	1,492
Balance at December 31, 2023	19	467,396	619,871	9,054,740	-	-	3,329	9,525,465	127,993	9,653,458
Contributions from noncontrolling interest	-	-	-	-	-	-	-	-	399	399
Net income	-	31,763	-	379,022	-	655	-	411,440	7,999	419,439
Other comprehensive income:										
Change in fair value of cash flow hedges for interest payments	-	-	-	-	-	-	7,239	7,239	-	7,239
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	-	-	-	-	-	-	470	470	-	470
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(4,182)	(4,182)
Distributions declared to preferred unitholders	-	(31,763)	-	-	-	-	-	(31,763)	-	(31,763)
Distributions declared to common unitholders	-	-	-	(655,238)	-	(1,041)	-	(656,279)	-	(656,279)
Repurchase of preferred units	-	(23,415)	-	(3,304)	-	-	-	(26,719)	-	(26,719)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(4,630)	(4,630)
Issuance of preferred units for merger (1)	2	105,607	-	-	-	-	-	105,607	-	105,607
Issuance of common units for merger (1)	-	-	53,034	1,166,764	953	20,975	-	1,187,739	-	1,187,739
Issuance of common units, net	-	-	7,404	135,795	121	-	-	135,795	-	135,795
Redemption of common units	-	-	-	-	-	(3)	-	(3)	-	(3)
Surrender of restricted common units	-	-	(815)	(15,885)	-	-	-	(15,885)	-	(15,885)
Amortization of equity awards	-	-	-	33,247	-	1,690	-	34,937	-	34,937
Redemption/conversion of noncontrolling interests	-	-	-	(178)	-	-	-	(178)	(4,490)	(4,668)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	(3,042)	-	-	-	(3,042)	-	(3,042)
Balance at December 31, 2024	21	549,588	679,494	10,091,921	1,074	22,276	11,038	10,674,823	123,089	10,797,912

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL (continued)
For the Years Ended December 31, 2025, 2024 and 2023
(in thousands)

	General Member				Limited Members					
	Preferred Units		Common Units		Common Units		Accumulated Other Comprehensive Income/(Loss)	Total Members' Capital	Noncontrolling Interests	Total Capital
	Issued	Amount	Issued	Amount	Issued	Amount				
Contributions from noncontrolling interest	-	-	-	-	-	-	-	-	143	143
Net income	-	30,311	-	554,430	-	1,174	-	585,915	6,895	592,810
Other comprehensive loss:										
Change in fair value of cash flow hedges for interest payments	-	-	-	-	-	-	(15,809)	(15,809)	-	(15,809)
Equity in change in fair value of cash flow hedges for interest payments of unconsolidated investees	-	-	-	-	-	-	(4,021)	(4,021)	-	(4,021)
Redeemable noncontrolling interests income	-	-	-	-	-	-	-	-	(3,021)	(3,021)
Distributions declared to preferred unitholders	-	(30,181)	-	-	-	-	-	(30,181)	-	(30,181)
Distributions declared to common unitholders	-	-	-	(684,350)	-	(1,366)	-	(685,716)	-	(685,716)
Repurchase of preferred units	-	(3,462)	-	(18)	-	-	-	(3,480)	-	(3,480)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	-	(4,259)	(4,259)
Issuance of equity awards, net	-	-	1,241	2,105	371	4,320	-	6,425	-	6,425
Repurchase of common units	-	-	(6,080)	(120,329)	-	-	-	(120,329)	-	(120,329)
Surrender of restricted common units	-	-	(562)	(12,114)	-	-	-	(12,114)	-	(12,114)
Amortization of equity awards	-	-	-	29,464	-	3,779	-	33,243	-	33,243
Redemption/conversion of noncontrolling interests	-	-	-	(6,806)	-	-	-	(6,806)	(1,494)	(8,300)
Adjustment of redeemable noncontrolling interests to estimated fair value	-	-	-	69	-	-	-	69	-	69
Balance at December 31, 2025	21	$ 546,256	674,093	$ 9,854,372	1,445	$ 30,183	$ (8,792)	$ 10,422,019	$ 121,353	$ 10,543,372

(1) See Footnotes 1 and 2 of the Notes to Consolidated Financial Statements for further details.

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO REALTY OP, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flow from operating activities:			
Net income	$ 592,810	$ 419,439	$ 665,949
Adjustments to reconcile net income to net cash flow provided by operating activities:			
Depreciation and amortization	627,090	603,685	507,265
Impairment charges	9,517	4,476	14,043
Straight-line rental income adjustments, net	(29,275)	(23,171)	(22,517)
Amortization of above-market and below-market leases, net	(30,744)	(25,205)	(17,253)
Amortization of deferred financing costs and fair value debt adjustments, net	4,236	(762)	(9,196)
Equity award expense	33,225	34,900	33,054
Gain on sale of properties	(62,663)	(1,274)	(74,976)
(Gain)/loss on marketable securities, net	(3)	27,679	(21,262)
Change in fair value of embedded derivative liability	(2,293)	(129)	(734)
Equity in income of joint ventures, net	(96,781)	(83,827)	(72,278)
Equity in income of other investments, net	(3,440)	(9,821)	(10,709)
Distributions from joint ventures and other investments	96,474	97,723	75,827
Change in accounts and other receivables, net	130	5,993	18,453
Change in accounts payable and accrued expenses	(5,335)	(21,742)	5,826
Change in other operating assets	(18,832)	(3,974)	(25,767)
Change in other operating liabilities	5,899	(18,369)	5,882
Net cash flow provided by operating activities	1,120,015	1,005,621	1,071,607
Cash flow from investing activities:			
Acquisition of operating real estate and other related net assets	(218,377)	(152,943)	(277,308)
Improvements to operating real estate	(347,616)	(324,465)	(264,395)
Acquisition of RPT Realty	-	(149,103)	-
Investment in marketable securities	(1,356)	(1,375)	(3,614)
Proceeds from sale of marketable securities	1,000	301,463	292,552
Investments in preferred stock and cost method investments	(5,911)	(79)	(1,569)
Investments in and advances to real estate joint ventures	(11,462)	(4,055)	(24,494)
Reimbursements of investments in and advances to real estate joint ventures	23,843	26,974	13,738
Investments in and advances to other investments	(10,950)	(8,012)	(18,442)
Reimbursements of investments in and advances to other investments	1,940	2,946	282
Investment in mortgage and other financing receivables	(264,486)	(202,483)	(18,519)
Collection of mortgage and other financing receivables	341,881	108,399	133
Proceeds from sale of properties	108,627	71,280	160,064
Proceeds from insurance casualty claims	2,522	7,558	-
Principal payments from securities held-to-maturity	3,530	5,354	4,589
Net cash flow used for investing activities	(376,815)	(318,541)	(136,983)
Cash flow from financing activities:			
Principal payments on debt, excluding normal amortization of rental property debt	(48,844)	(11,774)	(49,460)
Principal payments on rental property debt	(12,223)	(10,327)	(11,308)
Proceeds from issuance of unsecured term loans	-	860,000	-
Proceeds from issuance of unsecured notes	500,000	500,000	500,000
Repayments of unsecured term loans	-	(310,000)	-
Repayments of unsecured notes	(740,505)	(1,157,700)	-
Financing origination costs	(8,001)	(8,884)	(12,481)
Payment of early extinguishment of debt charges	-	-	-
Contributions from noncontrolling interests	143	274	13
Distributions to noncontrolling interests	(7,280)	(9,856)	(11,435)
Redemptions of noncontrolling interests	(31,218)	(43,031)	(46,982)
Distributions paid	(715,942)	(685,899)	(657,460)
Proceeds from issuance of units, net	-	135,796	3,727
Repurchase of preferred units	(3,480)	(26,719)	(1,491)
Repurchase of common units	(120,329)	-	-
Units repurchased for employee tax withholding on equity awards	(12,095)	(15,849)	(16,293)
Principal payments under finance lease obligations	(24,362)	(265)	-
Change in tenants' security deposits	3,999	3,128	2,474
Net cash flow used for financing activities	(1,220,137)	(781,106)	(300,696)
Net change in cash, cash equivalents and restricted cash	(476,937)	(94,026)	633,928
Cash, cash equivalents and restricted cash, beginning of year	689,731	783,757	149,829
Cash, cash equivalents and restricted cash, end of year	$ 212,794	$ 689,731	$ 783,757
Interest paid (net of capitalized interest of $3,247, $2,218 and $2,313, respectively)	$ 318,962	$ 301,239	$ 250,432
Income taxes paid, net of refunds	$ 23,462	$ 60,936	$ 65,267

The accompanying notes are an integral part of these consolidated financial statements.

Amounts relating to the number of buildings, square footage, tenant and occupancy data, joint venture debt and average interest rates and terms on joint venture debt are unaudited.

1. Summary of Significant Accounting Policies:

Business and Organization

Kimco Realty Corporation and its subsidiaries (the "Parent Company") operates as a Real Estate Investment Trust ("REIT") for U.S. federal income tax purposes. Substantially all of the Parent Company's assets are held by, and substantially all of the Parent Company's operations are conducted through, Kimco Realty OP, LLC ("Kimco OP"), either directly or through its subsidiaries, as the Parent Company's operating company. The Parent Company is the managing member and exercises exclusive control over Kimco OP. As of December 31, 2025, the Parent Company owned 99.79% of the outstanding limited liability company interests (the "OP Units") in Kimco OP. The terms "Kimco", "the Company" and "our", each refer to the Parent Company and Kimco OP, collectively, unless the context indicates otherwise. In statements regarding qualification as a REIT for U.S. federal income tax purposes, such terms refer solely to Kimco Realty Corporation.

The Company is the leading owner and operator of high-quality, open-air, grocery-anchored shopping centers and mixed-use properties in the United States. The Company's portfolio is primarily concentrated in the first-ring suburbs of the top major metropolitan markets, including those in high-barrier-to-entry coastal markets and Sun Belt cities, with a tenant mix focused on essential, necessity-based goods and services that drive multiple shopping trips per week. The Company, its affiliates and related real estate joint ventures are engaged principally in the ownership, management, development and operation of open-air shopping centers, including mixed-use assets, which are anchored primarily by grocery stores, off-price retailers, discounters or service-oriented tenants. Additionally, the Company provides complementary services that capitalize on the Company's established retail real estate expertise. The Company's mission is to create destinations for everyday living that inspire a sense of community and deliver value to our many stakeholders. The Company evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). See Footnote 19 of the Notes to Consolidated Financial Statements for further discussion.

The Company elected status as a REIT for federal income tax purposes commencing with its taxable year which began January 1, 1992 and operates in a manner that enables the Company to maintain its status as a REIT. To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes for any year less than 100% of its REIT taxable income, determined without regard to the dividends paid deductions and including any net capital gain. In January 2023, the Company reorganized into an umbrella partnership real estate investment trust structure ("UPREIT"). The Company believes it is organized and operates in such a manner to qualify and remain qualified as a REIT, in accordance with Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company, generally, will not be subject to U.S. federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income, as defined in the Code. The Company maintains certain subsidiaries that have made joint elections with the Company to be treated as taxable REIT subsidiaries ("TRSs"), that permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state income taxes on its income, and the Company includes, when applicable, a provision for taxes in its consolidated financial statements. See Footnote 25 of the Notes to Consolidated Financial Statements for further discussion.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law, which included certain modifications to U.S. tax law, including certain provisions that affect the taxation of REITs and their investors. The OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017 and were generally set to expire for taxable years beginning after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for "qualified REIT dividends" for individuals and other non-corporate taxpayers. The OBBBA also increased the percentage limit under the REIT asset test applicable to TRSs (the permissible value of TRS securities that a REIT may hold) from 20% to 25% of the value of the REIT's total assets for taxable years beginning after December 31, 2025. The OBBBA did not have a material impact on the Company's financial condition and/or results of operations.

RPT Merger

On January 2, 2024, RPT Realty ("RPT") merged with and into the Company, with the Company continuing as the surviving public company (the "RPT Merger"), pursuant to the definitive merger agreement (the "Merger Agreement") between the Company and RPT, entered into on August 28, 2023. Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company's common stock, together with cash in lieu of fractional shares, and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of the Company's 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share ("Class N Preferred Stock"). During the year ended December 31, 2024, the Company incurred expenses of $25.2 million associated with the RPT Merger, primarily comprised of severance, legal and professional fees. See Footnote 2 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

Basis of Presentation

This report combines the annual reports on Form 10-K for the annual period ended December 31, 2025, of the Parent Company and Kimco OP into this single report. The accompanying Consolidated Financial Statements include the accounts of the Parent Company and Kimco OP and their consolidated subsidiaries. The Company's subsidiaries include subsidiaries which are wholly owned or which the Company has a controlling interest, including where the Company has been determined to be a primary beneficiary of a variable interest entity ("VIE") in accordance with the consolidation guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Parent Company serves as the general member of Kimco OP. The limited members of Kimco OP have limited rights over Kimco OP and do not have the power to direct the activities that most significantly impact Kimco OP's economic performance. As such, Kimco OP is considered a VIE, and the Parent Company, which consolidates it, is the primary beneficiary. All inter-company balances and transactions have been eliminated in consolidation.

On January 2, 2024, the Parent Company, as managing member of Kimco OP, entered into an amended and restated limited liability company agreement of Kimco OP (the "Amended and Restated Limited Liability Company Agreement"), providing for, among other things, the creation of Class N Preferred Units of Kimco OP, having the preferences, rights and limitations set forth therein, and certain modifications to the provisions regarding long-term incentive plan units ("LTIP Units"), including provisions governing distribution and tax allocation requirements and the procedures for converting LTIP Units.

Use of Estimates

GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to the valuation of real estate and related intangible assets and liabilities, equity method investments, other investments, including the assessment of impairments, as well as, depreciable lives, revenue recognition, and the collectability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties, and, as a result, actual results could differ from these estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in its consolidated financial statements (see Footnotes 13 and 20 of the Notes to Consolidated Financial Statements).

Real Estate and Intangibles

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company periodically assesses the useful lives of its depreciable real estate assets, including those expected to be redeveloped in future periods, and accounts for any revisions prospectively. Expenditures for maintenance, repairs and demolition costs are charged to operations as incurred. Significant renovations and replacements, which improve or extend the life of the asset, are capitalized.

The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore accounted for as a business combination or if the acquisition transaction should be accounted for as an asset acquisition. Under *Business Combinations (Topic 805)*, an acquisition does not qualify as a business when (i) substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or (ii) the acquisition does not include a substantive process in the form of an acquired workforce or (iii) an acquired contract that cannot be replaced without significant cost, effort or delay. In accordance with ASC 805-10, Business Combinations, the Company accounted for the RPT Merger as a business combination using the acquisition method of accounting. See Footnote 2 of the Notes to Consolidated Financial Statements for further details on the RPT Merger.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred.

When substantially all of the fair value is not concentrated in a group of similar identifiable assets, the set of assets will generally be considered a business and the Company applies the acquisition method of accounting for business combinations, where all tangible and identifiable intangible assets acquired, and all liabilities assumed are recorded at fair value. In a business combination, the difference, if any, between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain.

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. The fair value of any tangible real estate assets acquired is determined by valuing the building as if it were vacant, and the fair value is then allocated to buildings and improvements based on various valuation techniques and other information, including replacement cost, direct capitalization method, discounted cash flow method, sales comparison approach, similar fair value models, or executed purchase and sale agreements. The fair value of land is determined using the sales comparison approach. Fair value estimates determined using the direct capitalization and discounted cash flow methods employ significant assumptions, such as normalized net operating income, stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, estimates of future cash flows, and other market data. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. Tangible assets may include land, land improvements, buildings, building improvements and tenant improvements. Intangible assets may include the value of in-place leases, above and below-market leases and other identifiable assets or liabilities based on lease or property specific characteristics.

In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management's estimate of the market lease rates and other lease provisions (e.g., expense recapture, base rental changes), discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate. The capitalized above-market or below-market intangible is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases. Mortgage debt discounts or premiums are amortized into interest expense over the remaining term of the related debt instrument.

In determining the value of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses, estimates of lost rental revenue during the expected lease-up periods and estimating costs to execute new or similar leases includes leasing commissions, legal and other related costs based on current market demand. The value assigned to in-place leases is amortized over the estimated remaining term of the leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs relating to that lease would be written off.

The useful lives of amortizable intangible assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, leasehold and tenant improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The difference between the fair value and the face value of debt assumed, if any, in connection with an acquisition is recorded as a premium or discount and is amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements. The fair value of debt is estimated based upon contractual future cash flows discounted using borrowing spreads and market interest rates that would have been available for debt with similar terms and maturities.

The Company's policy is to classify real estate assets as held-for-sale if the (i) asset is under contract, (ii) the buyer's deposit is non-refundable, (iii) due diligence has expired and (iv) management believes it is probable that the disposition will occur within one year. When a real estate asset is identified by management as held-for-sale, the Company ceases depreciation of the asset and estimates the fair value. If the fair value of the asset, less cost to sell, is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, and the asset is included within Other assets on the Company's Consolidated Balance Sheets.

On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management's estimated fair value is less than the net carrying value of the property. The Company's estimated fair value is primarily based upon (i) estimated sales prices from signed contracts or letters of intent from third-party offers or (ii) discounted cash flow models of the property over its remaining hold period. An impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount, at which time, the property is written-down to its estimated fair value. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates. In addition, such cash flow models consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the carrying value of the property would be adjusted to an amount to reflect the estimated fair value of the property. The Company does not have access to the unobservable inputs used to determine the estimated fair values of third-party offers.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control, these entities. These investments are recorded initially at cost and are subsequently adjusted for cash contributions and distributions. Earnings for each investment are recognized in accordance with each respective investment agreement and where applicable, are based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

The Company's joint ventures primarily consist of co-investments with institutional and other joint venture partners in open-air shopping center or mixed-use properties, consistent with its core business. These joint ventures typically obtain non-recourse third-party financing on their property investments, thus contractually limiting the Company's exposure to losses primarily to the amount of its equity investment; and due to the lender's exposure to losses, a lender typically will require a minimum level of equity in order to mitigate its risk. On a select basis, certain of these joint ventures have obtained unsecured financing. As of December 31, 2025, the Company did not guaranty any unsecured joint venture debt.

To recognize the character of distributions from equity investees within its Consolidated Statements of Cash Flows, all distributions received are presumed to be returns on investment and classified as cash inflows from operating activities unless the Company's cumulative distributions received less distributions received in prior periods that were determined to be returns of investment exceed its cumulative equity in earnings recognized by the investor (as adjusted for amortization of basis differences). When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash inflows from investing.

In a business combination, the fair value of the Company's investment in an unconsolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which is valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the Company's equity ownership percentage.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Estimated fair values which are based on discounted cash flow models include all estimated cash inflows and outflows over a specified holding period, and, where applicable, any estimated debt premiums. Capitalization rates and discount rates utilized in these models are based upon unobservable rates that the Company believes to be within a reasonable range of current market rates.

Other Investments

Other investments primarily consist of preferred equity investments for which the Company provides capital to owners and developers of real estate. The Company typically accounts for its preferred equity investments on the equity method of accounting, whereby earnings for each investment are recognized in accordance with each respective investment agreement and based upon an allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

On a continuous basis, management assesses whether there are any indicators, including the underlying investment property operating performance and general market conditions, that the value of the Company's Other investments may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

The Company's estimated fair values are based upon a discounted cash flow model for each investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums. Capitalization rates, discount rates and credit spreads utilized in these models are based upon rates that the Company believes to be within a reasonable range of current market rates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include demand deposits in banks, commercial paper and certificates of deposit with maturities of three months or less. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, exceed insurable amounts. The Company believes it mitigates risk by investing in or through major financial institutions and primarily in funds that are currently U.S. federal government insured up to applicable account limits. Recoverability of investments is dependent upon the performance of the issuers. Restricted cash is deposits held or restricted for a specific use.

Mortgage and Other Financing Receivables

Mortgages and other financing receivables consist of loans acquired and loans originated by the Company. Borrowers of these loans are primarily experienced owners, operators or developers of commercial real estate. The Company's loans are primarily mortgage loans that are collateralized by real estate. Mortgages and other financing receivables are recorded at stated principal amounts, net of any discount or premium and allowance for credit losses. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable.

The Company applies the current expected credit loss ("CECL") methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. On a quarterly basis, the Company reviews credit quality indicators such as (i) payment status to identify performing versus non-performing loans, (ii) changes affecting the underlying real estate collateral and (iii) national and regional economic factors. The Company has determined that it has one portfolio, primarily represented by loans collateralized by real estate, whereby it determines, as needed, reserves for loan losses on an asset-specific basis. The Company utilizes its history of incurred losses as well as external data to perform its expected credit loss calculation using the probability of default ("PD") and loss given default method ("LGD"). This approach calculates the expected credit loss by multiplying the PD (probability the asset will default within a given timeframe) by the LGD (percentage of the asset not expected to be collected due to default). The reserve for loan losses reflects management's estimate of loan losses as of the balance sheet date and any adjustments are included in Mortgage and other financing income, net on the Company's Consolidated Statements of Income. The reserve is increased through loan loss provision and is decreased by recoveries and charge-offs when losses are confirmed through the receipt of assets such as cash or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased.

Interest income on performing loans is accrued as earned. Accrued interest receivable is included in Accounts and other receivables, net on the Company's Consolidated Balance Sheets. A non-performing loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest. Upon the designation of non-accrual status, all unpaid accrued interest is reserved and charged against current income. Interest income on non-performing loans is generally recognized on a cash basis. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms.

Other Assets

Marketable Securities

The Company classifies its marketable equity securities as available-for-sale in accordance with the FASB's Investments-Debt and Equity Securities guidance. In accordance with ASC Topic 825 *Financial Instruments:* the Company recognizes changes in the fair value of equity investments with readily determinable fair values in net income.

Tax Increment Revenue Bonds

Other assets include Series B tax increment revenue bonds issued by the Sheridan Redevelopment Agency in connection with the development of a project in Sheridan, Colorado, which mature on December 15, 2039. These Series B bonds have been classified as held-to-maturity and were recorded at estimated fair value. The fair value estimates of the Company's held-to-maturity tax increment revenue bonds are based on discounted cash flow analysis, which are based on the expected future sales tax revenues of the project. This analysis reflects the contractual terms of the bonds, including the period to maturity, and uses observable market-based inputs, such as market discount rates and unobservable market-based inputs, such as future growth and inflation rates. Interest on these bonds is recorded at an effective interest rate while cash payments are received at the contractual interest rate.

The held-to-maturity bonds are evaluated for credit losses based on discounted estimated future cash flows. Any future receipts in excess of the amortized basis will be recognized as revenue when received. The credit risk associated with the amortized value of these bonds is deemed as low risk as the bonds are earmarked for repayments from a government entity which are funded through sales and property taxes.

Deferred Leasing Costs

Initial direct leasing costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct leasing costs are capitalized and generally amortized over the term of the related leases using the straight-line method. These direct leasing costs are included in Other assets, on the Company's Consolidated Balance Sheets and are classified as operating activities on the Company's Consolidated Statements of Cash Flows.

Internal employee compensation, payroll-related benefits and certain external legal fees are considered indirect costs associated with the execution of lease agreements. These indirect leasing costs are expensed in accordance with ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02") and included in General and administrative expense on the Company's Consolidated Statements of Income.

Software Development Costs

Expenditures for major software purchases and software developed for internal use are capitalized and amortized on a straight-line basis generally over a period of three to ten years. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of payroll costs that can be capitalized with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. These software development costs are included in Other assets on the Company's Consolidated Balance Sheets.

Deferred Financing Costs

Costs incurred in obtaining long-term financing, included in Notes payable, net and Mortgages payable, net in the accompanying Consolidated Balance Sheets, are amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements, as applicable.

Revenue, Trade Accounts Receivable and Gain Recognition

The Company determines the proper amount of revenue to be recognized in accordance with ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("Topic 606"), by performing the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. As of December 31, 2025 and 2024, the Company had no outstanding contract assets or contract liabilities.

The Company's primary sources of revenues are derived from lease agreements which fall under the scope of ASU 2016-02, *Leases (Topic 842),* ("Topic 842"), which includes rental income and expense reimbursement income. The Company also has revenues which are accounted for under Topic 606, which include fees for services performed at various unconsolidated joint ventures for which the Company is the manager. These fees primarily include property and asset management fees, leasing fees, development fees and property acquisition/disposition fees. Also affected by Topic 606 are gains on sales of properties and tax increment financing ("TIF") contracts. The Company presents its revenue streams on the Company's Consolidated Statements of Income as Revenues from rental properties, net and Management and other fee income.

Revenues from rental properties, net

Revenues from rental properties, net are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. The Company accounts for lease and non-lease components as combined components under Topic 842. Non-lease components include reimbursements paid to the Company from tenants for common area maintenance costs and other operating expenses. The combined components are included in Revenues from rental properties, net on the Company's Consolidated Statements of Income.

Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. These percentage rents are recognized once the required sales level is achieved. Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate an existing lease agreement and has vacated the leased space. If the lessee continues to occupy the leased space for a period of time after the lease termination is agreed upon, the termination fee is accounted for as a lease modification based on the modified lease term. Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible asset or liability is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases.

Also included in Revenues from rental properties, net are ancillary income and TIF income. Ancillary income is derived through various agreements relating to parking lots, clothing bins, temporary storage, vending machines, ATMs, electric vehicle charging stations, trash bins and trash collections, seasonal leases, etc. The majority of the revenue derived from these sources is through lease agreements/arrangements and is recognized in accordance with the lease terms described in the lease. The Company has TIF agreements with certain municipalities and receives payments in accordance with the agreements. TIF reimbursement income is recognized on a cash basis when received.

Management and other fee income

Property management fees, property acquisition and disposition fees, construction management fees, leasing fees and asset management fees all fall within the scope of Topic 606. These fees arise from contractual agreements with third parties or with entities in which the Company has a noncontrolling interest. Management and other fee income related to partially owned entities are recognized to the extent attributable to the unaffiliated interest. Property and asset management fee income is recognized as a single performance obligation (managing the property) comprised of a series of distinct services (maintaining property, handling tenant inquiries, etc.). The Company believes that the overall service of property management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. The time-based output method is used to measure progress over time, as this is representative of the transfer of the services. These fees are recognized at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

Leasing fee income is recognized as a single performance obligation primarily upon the rent commencement date. The Company believes the leasing services it provides are similar for each available space leased and none of the individual activities necessary to facilitate the execution of each lease are distinct. These fees are billed to the customer monthly with payment due upon receipt.

Property acquisition and disposition fees are recognized when the Company satisfies a performance obligation upon acquiring control of a property or transferring control of a property. These fees are billed subsequent to the acquisition or sale of the property and payment is due upon receipt.

Construction management fees are recognized as a single performance obligation (managing the construction of the project) composed of a series of distinct services. The Company believes that the overall service of construction management is substantially the same each day and has the same pattern of performance over the term of the agreement. As a result, each day of service represents a performance obligation satisfied at that point in time. These fees are based on the amount spent on the construction at the end of each period for services performed during that period, primarily billed to the customer monthly with payment due upon receipt.

Trade Accounts Receivable

The Company reviews its trade accounts receivable, related to base rents, straight-line rent, expense reimbursements and other revenues for collectability. The Company evaluates the probability of the collection of the lessee's total accounts receivable, including the corresponding straight-line rent receivable balance on a lease-by-lease basis. The Company's analysis of its accounts receivable includes (i) customer credit worthiness, (ii) assessment of risk associated with the tenant, and (iii) current economic trends. In addition, tenants in bankruptcy are analyzed and considerations are made in connection with the expected recovery of pre-petition and post-petition bankruptcy claims. If a lessee's accounts receivable balance is considered uncollectible, the Company will write-off the uncollectible receivable balances associated with the lease and will only recognize lease income on a cash basis. The Company includes provision for doubtful accounts in Revenues from rental properties, net, in accordance with Topic 842. Lease income will then be limited to the lesser of (i) the straight-line rental income or (ii) the lease payments that have been collected from the lessee. In addition to the lease-specific collectability assessment performed under Topic 842, the analysis also recognizes a general reserve under ASC Topic 450 *Contingencies*, as a reduction to Revenues from rental properties, net, for its portfolio of operating lease receivables which are not expected to be fully collectible based on the Company's historical and current collection experience and the potential for settlement of arrears. Although the Company estimates uncollectible receivables and provides for them through charges against revenues from rental properties, actual results may differ from those estimates. If the Company subsequently determines that it is probable it will collect the remaining lessee's lease payments under the lease term, the Company will then reinstate the straight-line balance.

Gains/losses on sale of properties

Gains and losses from the sale and/or transfer of nonfinancial assets, such as real estate property, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

Lessee Leases

The Company accounts for its leases in accordance with Topic 842. The Company has right-of-use ("ROU") assets and lease liabilities on its balance sheet for those leases classified as operating and financing leases where the Company is a lessee. The Company's leases where it is the lessee primarily consist of ground leases and administrative office leases. The Company classifies leases based on whether the arrangement is effectively a purchase of the underlying asset. Leases that transfer control of the underlying asset to a lessee are classified as finance leases and all other leases as operating leases. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

ROU assets and lease liabilities are recognized at the commencement date of the lease and liabilities are determined based on the estimated present value of the Company's minimum lease payments under its lease agreements. Variable lease payments are excluded from the lease liabilities and corresponding ROU assets, as they are recognized in the period in which the obligation for those payments is incurred. Certain of the Company's leases have renewal options for which the Company assesses whether it is reasonably certain the Company will exercise these renewal options. Lease payments associated with renewal options that the Company is reasonably certain will be exercised are included in the measurement of the lease liabilities and corresponding ROU assets. The discount rate used to determine the lease liabilities is based on the estimated incremental borrowing rate on a lease-by-lease basis. When calculating the incremental borrowing rates, the Company utilized data from (i) its recent debt issuances, (ii) publicly available data for instruments with similar characteristics, (iii) observable mortgage rates and (iv) unlevered property yields and discount rates. The Company then applies adjustments to account for considerations related to term and security that may not be fully incorporated by the data sets. Rental expense for lease payments is recognized on a straight-line basis over the lease term. See Footnote 11 of the Notes to Consolidated Financial Statements for further details.

Derivative Instruments & Hedging Activities

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages economic risks, including interest rate, liquidity, and credit risks primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company may use derivatives to manage exposures that arise from changes in interest rates and limits the risk by following established risk management policies and procedures, including the use of derivatives.

The Company has interest rate swap agreements that are designated as cash flow hedges and are held by the Company to reduce the impact of changes in interest rates on variable rate debt. The differential between fixed and variable rates to be paid or received is accrued, as interest rates change, and recognized through Interest expense in the Company’s Consolidated Statements of Income. If the hedges are deemed to be effective, the fair value is included within the Accumulated other comprehensive income ("AOCI") on the Company’s Consolidated Balance Sheets, and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

The interest rate swaps are measured at fair value using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. See Footnote 15 of the Notes to Consolidated Financial Statements for further details.

Income Taxes

The Company elected to qualify as a REIT for federal income tax purposes commencing with its taxable year January 1, 1992 and operates in a manner that enables the Company to qualify and maintain its status as a REIT. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under Sections 856 through 860 of the Code. The Company will be subject to federal income tax at regular corporate rates to the extent that it distributes for any year less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. Most states, in which the Company holds investments in real estate, conform to the federal rules recognizing REITs.

The Company maintains certain subsidiaries which made joint elections with the Company to be treated as taxable REIT subsidiaries (“TRSs”), which permit the Company to engage through such TRSs in certain business activities that the REIT may not conduct directly. A TRS is subject to federal and state income taxes on its income, and the Company includes a provision for taxes in its consolidated financial statements. As such, the Company, through its wholly owned TRSs, has been engaged in various retail real estate related opportunities including retail real estate management and disposition services which primarily focus on leasing and disposition strategies of retail real estate controlled by both healthy and distressed and/or bankrupt retailers. The Company may consider other investments through its TRSs should suitable opportunities arise.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company reviews the need to establish a valuation allowance against deferred tax assets on a quarterly basis. The review includes an analysis of various factors, such as future reversals of existing taxable temporary differences, the capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning strategies.

The Company applies the FASB’s guidance relating to uncertainty in income taxes recognized in a Company’s financial statements. Under this guidance the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.

Noncontrolling interests also include amounts related to partnership units issued by consolidated subsidiaries of the Company in connection with certain property acquisitions. These units have a stated redemption value or a defined redemption amount based upon the trading price of the Company's common stock and provides the unit holders various rates of return during the holding period. The unit holders generally have the right to redeem their units for cash at any time after one year from issuance. For convertible units, the Company typically has the option to settle redemption amounts in cash or common stock.

The Company evaluates the terms of the partnership units issued in accordance with the FASB's Distinguishing Liabilities from Equity guidance. Convertible units for which the Company has the option to settle redemption amounts in cash or common stock are included in the caption Noncontrolling interests within the equity section on the Company's Consolidated Balance Sheets. Units which embody a conditional obligation requiring the Company to redeem the units for cash after a specified or determinable date (or dates) or upon the occurrence of an event that is not solely within the control of the issuer are determined to be contingently redeemable under this guidance and are included as Redeemable noncontrolling interests and classified within the mezzanine section between Total liabilities and Stockholders' equity on the Company's Consolidated Balance Sheets.

In a business combination, the fair value of the noncontrolling interest in a consolidated joint venture is calculated using the fair value of the real estate held by the joint venture, which are valued using similar methods as described in the Company's Real Estate policy above, offset by the fair value of the debt on the property which is then multiplied by the partners' noncontrolling share.

Contingently redeemable noncontrolling interests are recorded at fair value upon issuance. Any change in the fair value or redemption value of these noncontrolling interests is subsequently recognized through Paid-in capital on the Company's Consolidated Balance Sheets and is included in the Company's computation of earnings per share (see Footnote 28 of the Notes to Consolidated Financial Statements).

Stock Compensation

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan that expired in March 2020. The 2020 Plan provided for a maximum of 10,000,000 shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock units, performance awards, dividend equivalents, LTIP Units, stock payments and deferred stock awards. Unless otherwise determined by the Board of Directors at its sole discretion, restricted stock grants under the 2020 Plan generally vest (i) 100% on the fifth anniversary of the grant, (ii) ratably over five years or (iii) over ten years at 20% per year commencing after the fifth year. Performance share awards under the 2020 Plan, which vest over a period of three years, may provide a right to receive shares of the Company's common stock or restricted stock based on the Company's performance relative to its peers, as defined, or based on other performance criteria as determined by the Board of Directors. In addition, the 2020 Plan provided for the granting of restricted stock to each of the Company's non-employee directors (the "Independent Directors") and permitted such Independent Directors to elect to receive deferred stock awards in lieu of directors' fees.

In April 2025, the Company's stockholders approved the Kimco Realty Corporation 2025 Equity Participation Plan (as amended and/or restated, the "2025 Plan" and, together with the 2020 Plan, the "Plans"), which is the successor to the 2020 Plan. The 2025 Plan provides for a maximum of 17.5 million shares of the Company's common stock (plus a number of shares subject to awards under the 2020 Plan that become available for issuance under the 2025 Plan) to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, LTIP Units (including performance-based LTIP Units), stock payments and deferred stock awards.

The Company accounts for equity awards in accordance with the FASB's Stock Compensation guidance, which requires that all share-based payments to employees, including grants of employee stock options, restricted stock, performance shares and LTIP Units, be recognized in the Statements of Income over the service period based on their fair values. Fair value of restricted shares and Time-Based LTIP Units is calculated based on the Company's common stock closing share price on the date of grant. Fair value of performance awards and Perfomanced-Based LTIP Units is determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date. Granted Time-Based LTIP Units and Performance-Based LTIP Units do not have redemption rights into shares of Company common stock, but any OP Units into which LTIP Units may be converted are entitled to redemption rights (see Footnote 24 of the Notes to Consolidated Financial Statements for additional disclosure on the assumptions and methodology).

Reclassifications

Certain amounts in the prior period have been reclassified in order to conform to the current period's presentation. For comparative purposes, as of December 31, 2024, the Company reclassified (i) Intangible assets from Building and improvements to a separate line item, (ii) Mortgage and other financing receivables, net from Other assets to a separate line item, (iii) Marketable securities to Other assets, (iv) Intangible liabilities, net from Other liabilities to a separate line item, and (v) Dividends payable to Other liabilities on the Company's Consolidated Balance Sheet as follows (in thousands):

	As of December 31, 2024	
Assets:		
Building and improvements	$	(1,247,081)
Intangible assets	$	1,247,081
Mortgage and other financing receivables, net	$	444,966
Marketable securities	$	(2,290)
Other assets	$	(442,676)
Liabilities:		
Intangible liabilities, net	$	366,943
Other liabilities	$	(360,534)
Dividends payable	$	(6,409)

For comparative purposes, for the years ended December 31, 2024 and 2023, the Company reclassified Mortgage and other financing income, net from Other income, net to a separate line item on the Company's Consolidated Statements of Income as follows (in thousands):

	Year Ended December 31,			
	2024		2023	
Mortgage and other financing income, net	$	29,531	$	11,961
Other income, net	$	(29,531)	$	(11,961)

New Accounting Pronouncements

The following table represents Accounting Standards Updates ("ASUs") to the FASB's ASCs that, as of December 31, 2025, are not yet effective for the Company and for which the Company has not elected early adoption, where permitted:

ASU	Description	Effective Date	Effect on the financial statements or other significant matters
ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ASU 2025-01, Income Statement - Reporting Comprehensive, Income - Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date	These ASUs require additional disclosure about a public business entity's expenses and more detailed information about the types of expenses in commonly presented expense captions. Such information should allow investors to better understand an entity's performance, assess future cash flows, and compare performance over time and with other entities. The amendments will require public business entities to disclose in the notes to the financial statements, at each interim and annual reporting period, specific information about certain costs and expenses, employee compensation, depreciation, and intangible asset amortization included in each expense caption presented on the face of the income statement, and the total amount of an entity's operating expenses.	Fiscal years beginning January 1, 2027, and interim periods for fiscal years beginning January 1, 2028; Early adoption permitted	The Company is reviewing the extent of new disclosures necessary prior to implementation. Other than additional disclosure, the adoption of these ASUs will not have a material impact on the Company's financial position and/or results of operations.
ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity	The amendments in this ASU revise the guidance for determining the accounting acquirer in the acquisition of a VIE. An entity will be required to consider the factors in ASC 805-10-55-12 through 805-10-55-15 in determining which entity is the accounting acquirer when a VIE is acquired in a business combination effected primarily by exchanging equity interests. Previously, the primary beneficiary was always identified as the accounting acquirer in such transactions. The amendments are required to be applied prospectively to any acquisition transaction that occurs after the initial application date.	January 1, 2027; early adoption is permitted as of the beginning of an interim or annual reporting period	The Company does not expect the adoption of this ASU, which is to be applied prospectively, to have a material impact on the Company's financial position and/or results of operations.
ASU 2025-05 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets	The amendments in this ASU provide a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments are to be applied prospectively.	January 1, 2026; early adoption is permitted as of the beginning of an interim or annual reporting period	The adoption of this ASU, which is to be applied prospectively, will not have a material impact on the Company's financial position and/or results of operations.
ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software	This ASU amends the existing standard to remove all references to prescriptive and sequential software development project stages. Under this guidance, eligible software development costs will begin capitalization when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. In evaluating whether it is probable the project will be completed;, management is required to consider whether there is significant uncertainty associated with the development activities of the software. The amendments may be applied on a prospective basis, a modified basis for in-process projects, or a retrospective basis.	January 1, 2028; early adoption is permitted as of the beginning of an annual reporting period	The Company is assessing the impact this ASU will have on the Company's financial position and/or results of operations.

ASU	Description	Effective Date	Effect on the financial statements or other significant matters
ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract	The new guidance will reduce the number of contracts (or embedded features within instruments) that are accounted for as derivatives under Topic 815. This ASU adds a new scope exception to the derivatives guidance for underlyings based on the operations or activities specific to one of the parties to the contract. This ASU also clarifies that share-based noncash consideration received from a customer as consideration for the transfer of goods or services in a revenue contract is subject to the revenue guidance and not the financial instruments guidance unless and until the company's right to receive or retain the share-based noncash consideration is "unconditional," as defined in this ASU. The amendments may be applied on a prospective basis or on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings.	January 1, 2027; early adoption is permitted as of the beginning of an interim or annual reporting period	The Company is assessing the impact this ASU will have on the Company's financial position and/or results of operations.
ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans	The new guidance makes significant changes to the accounting for certain acquired seasoned loans subject to CECL. The FASB decided not to change the existing models for originated assets, purchased credit deteriorated assets ("PCD") or other acquired assets. Under this ASU, the initial allowance for credit losses recorded upon the acquisition of loans in scope is recognized as an adjustment to the amortized cost basis of the loan–similar to the PCD model. For these loans, the "day-one" credit loss estimate does not impact earnings immediately but rather is amortized over time as an adjustment to interest income. Subsequent changes in the allowance for credit losses are reported in earnings within credit loss expense. The amendments should be applied prospectively to loans that are acquired on or after the initial application date.	January 1, 2027; early adoption is permitted	The Company is assessing the impact this ASU, which is applied prospectively, will have on the Company's financial position and/or results of operations.
ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements	This ASU clarifies certain aspects of the guidance on hedge accounting and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. The five main provisions include: 1. Similar risk assessment for cash flow hedges 2. Hedging interest payments on choose-your-rate debt 3. Cash flow hedges of non-financial forecasted transactions 4. Net written options as hedging instruments 5. Foreign currency-denominated debt designated as a hedging instrument and a hedged item The amendments should be applied prospectively, and there are transition provisions designed to assist in migrating existing hedging relationships to the new guidance.	January 1, 2027; early adoption is permitted on any date on or after the issuance of this ASU	The Company is assessing the impact this ASU, which is applied prospectively, will have on the Company's financial position and/or results of operations.
ASU 2025-11, Interim Reporting (Topic 270): - Narrow-Scope Improvements	This ASU clarifies interim disclosure requirements, including providing a comprehensive list of interim disclosure requirements under U.S. GAAP and a disclosure principle that requires entities to disclose events since the last annual reporting period that have a material impact on the entity. The amendments can be applied either prospectively or	January 1, 2028; early adoption is permitted	The Company is assessing the impact this ASU, which can be applied prospectively, will have on the Company's financial

ASU	Description	Effective Date	Effect on the financial statements or other significant matters
	retrospectively to any or all prior periods presented in the financial statements.		position and/or results of operations.

The following ASUs to the FASB's ASCs have been adopted by the Company as of the date listed:

ASU	Description	Adoption Date	Effect on the financial statements or other significant matters
ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement	The amendments in this ASU address the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. To reduce diversity in practice and provide decision-useful information to a joint venture's investors, these amendments require that a joint venture apply a new basis of accounting upon formation. By applying a new basis of accounting, a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). Additionally, existing joint ventures have the option to apply the guidance retrospectively.	January 1, 2025	This ASU does not impact accounting for joint ventures by the venturers. As such, the adoption of this ASU did not have an impact on the Company's financial position and/or results of operations.
ASU 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards	The amendments in this ASU clarify how to determine whether profits interest and similar awards should be accounted for as share-based payment arrangements (ASC 718) or as cash bonus or profit-sharing arrangements (ASC 710, Compensation - General, or other guidance) and apply to all reporting entities that account for profits interest awards as compensation to employees or non-employees. In addition to the illustrative guidance, this ASU modifies the language in paragraph 718-10-15-3 to improve its clarity and operability without changing the guidance. The amendments should be applied either retrospectively to all prior periods presented in the financial statements, or prospectively to profits interests and similar awards granted or modified on or after the adoption date.	January 1, 2025	The adoption of this ASU did not have a material impact on the Company's financial position and/or results of operations.
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	This ASU requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The guidance requires all entities to disclose annually income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold.	Fiscal year beginning January 1, 2025	The adoption of this ASU did not have a material impact on the Company's financial position and/or results of operations.

2. RPT Merger:

Overview

On January 2, 2024, the Company completed the Merger with RPT, under which RPT merged with and into the Company, with the Company continuing as the surviving public company. The RPT Merger had added 56 open-air shopping centers, 43 of which were wholly-owned and 13 of which were owned through a joint venture, comprising 13.3 million square feet of GLA. In addition, as a result of the RPT Merger, the Company obtained RPT's 6% stake in a 49-property net lease joint venture.

Under the terms of the Merger Agreement, each RPT common share was converted into 0.6049 of a newly issued share of the Company's common stock, together with cash in lieu of fractional shares and each 7.25% Series D Cumulative Convertible Perpetual Preferred Share of RPT was converted into the right to receive one depositary share representing one one-thousandth of a share of Class N Preferred Stock of the Company. During the year ended December 31, 2024, the Company incurred expenses of $25.2 million associated with the RPT Merger, primarily comprised of severance, legal and professional fees.

The number of RPT shares/units outstanding that converted to shares of the Company's shares/units as of January 2, 2024 were determined as follows (amounts presented in thousands, except per share data):

	As of January 2, 2024		
	Common Shares (1)	**OP Units**	**Cumulative Convertible Perpetual Preferred Shares**
RPT shares/units outstanding	87,675	1,576	1,849
Exchange ratio	0.6049	0.6049	1.0000
Kimco shares/units issued	53,034	953	1,849
Value of Kimco stock per share/unit	$ 22.0005	$ 22.0005	$ 57.13
Equity consideration given from Kimco shares/units issued	$ 1,166,775	$ 20,975	$ 105,607

(1) The Company paid cash in lieu of issuing fractional Kimco common shares, which is included in "Cash Consideration" caption in the table below.

The following table presents the total value of consideration paid by Kimco at the close of the RPT Merger (in thousands):

	Calculated Value of RPT Consideration	Cash Consideration*	Total Value of Consideration
As of January 2, 2024	$ 1,293,357	$ 149,103	$ 1,442,460

* Amount includes $130.0 million to pay off the outstanding balance on RPT's credit facility at closing, additional consideration of approximately $19.1 million relating to transaction costs incurred by RPT and $0.1 million of cash paid in lieu of issuing fractional Kimco common shares.

Purchase Price Allocation

In accordance with *ASC 805-10, Business Combinations*, the Company accounted for the RPT Merger as a business combination using the acquisition method of accounting. Based on the total value of the consideration, the total fair value of the assets acquired and liabilities assumed in the RPT Merger was $1.4 billion.

The fair values of the real estate assets acquired were determined using either (i) the direct capitalization method, (ii) the discount cash flow method or (iii) executed purchase and sales agreements. The sales comparison approach was used in estimating the fair value of the land acquired. The Company determined that these valuation methodologies are classified within Level 3 of the fair value hierarchy. The significant assumptions used in these methodologies include stabilized net operating income, income growth rates, market lease rates, discount rates, terminal capitalization rates, planned capital expenditures, and estimates of future cash flows at the respective properties.

Under the direct capitalization method, the Company derived a normalized net operating income and applied an appropriate terminal capitalization rate for each property. The estimates of normalized net operating income are based on a number of factors, including historical operating results, market lease rates, known and anticipated trends, and market and economic conditions. Terminal capitalization rates utilized to derive these fair values ranged from 5.50% to 7.50%.

The discounted cash flow analyses were based on estimated future cash flows that employ discount rates, terminal capitalization rates and planned capital expenditures. These estimates approximate the inputs the Company believes would be utilized by market participants in assessing fair value. The estimates of future cash flows are based on a number of factors, including historical operating results, market lease rates, income growth rates, known and anticipated trends, and market and economic conditions. Terminal capitalization rates and discount rates utilized to estimate fair values ranged from 5.50% to 7.50% and 6.00% to 8.25%, respectively.

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. The fair value of any tangible real estate assets acquired is determined by valuing the building as if it were vacant, and the fair value is then allocated to buildings and improvements. In allocating the purchase price to identified intangible assets and liabilities of acquired properties, the value of above-market and below-market leases is estimated based on the difference between the contractual amounts, including fixed rate below-market lease renewal options, and management's estimate of the market lease rates and other lease provisions discounted over a period equal to the estimated remaining term of the lease using an appropriate discount rate. In determining the value of in-place leases, management considers current market conditions, market lease rates, costs to execute new or similar leases and carrying costs during the expected lease-up period from vacant to existing occupancy. The Company determined that these valuation methodologies are classified within Level 2 and Level 3 of the fair value hierarchy.

The following table summarizes the purchase price allocation based on the Company's initial valuation and subsequent adjustments, including estimates and assumptions of the acquisition date fair value of the tangible and intangible assets acquired and liabilities assumed (in thousands):

	Purchase Price Allocation
Land	$ 312,343
Building and improvements	1,343,156
In-place leases	220,231
Above-market leases	12,861
Real estate assets	1,888,591
Investments in and advances to real estate joint ventures	433,345
Investments in and advances to other investments	12,672
Operating lease right-of-use assets, net	6,128
Accounts receivable and other assets	57,529
Total assets acquired	2,398,265
Notes payable	(821,500)
Accounts payable and other liabilities	(53,213)
Operating lease liabilities	(13,506)
Below-market leases	(67,586)
Total liabilities assumed	(955,805)
Total purchase price	$ 1,442,460

The following table details the weighted average useful lives, in years, of the purchase price allocated to real estate and related intangible assets and liabilities acquired arising from the RPT Merger:

	Weighted Average Useful Life (in Years)
Land	n/a
Buildings	50.0
Building improvements	45.0
Tenant improvements	3.9
In-place leases	3.1
Above-market leases	3.7
Below-market leases	22.1
Operating right-of-use assets	81.3

Since the date of the Merger through December 31, 2024, the revenue and net income from RPT included in the Company's Consolidated Statements of Income were $178.6 million and $13.4 million (excluding $25.2 million of Merger charges), respectively.

Pro forma Information (Unaudited)

The pro forma financial information set forth below is based upon the Company's historical Consolidated Statements of Income for the year ended December 31, 2024 and 2023, adjusted to give effect to these properties acquired as of January 1, 2023. The pro forma financial information is presented for informational purposes only and may not be indicative of what actual results of income would have been, nor does it purport to represent the results of income for future periods. Amounts are presented in millions.

	Year Ended December 31,	
	2024	2023
Revenues from rental properties, net	$ 2,019.1	$ 1,945.7
Net income (1)	$ 444.7	$ 654.1
Net income available to the Company's common shareholders (1)	$ 401.0	$ 606.9

(1) The pro forma net income for the year ended December 31, 2024 was adjusted to exclude $25.2 million of Merger charges, while the pro forma net income for the year ended December 31, 2023 was adjusted to include $25.2 million of Merger charges incurred.

3. Real Estate and Intangibles:

The Company's components of Real estate, net consist of the following (in thousands):

	December 31,	
	2025	2024
Land:		
Developed land	$ 4,536,322	$ 4,483,219
Undeveloped land	16,019	14,977
Total land	4,552,341	4,498,196
Buildings and improvements:		
Buildings	11,683,629	11,542,812
Building improvements	2,606,812	2,449,924
Tenant improvements	1,501,409	1,387,142
Fixtures and leasehold improvements	47,466	45,417
Total buildings and improvements	15,839,316	15,425,295
Intangible assets:		
Above-market leases	179,533	183,599
In-place leases	1,047,666	1,063,482
Total intangible assets	1,227,199	1,247,081
Real estate	21,618,856	21,170,572
Accumulated depreciation and amortization (1)	(4,849,564)	(4,360,239)
Total real estate, net	$ 16,769,292	$ 16,810,333

(1) The Company had accumulated amortization relating to in-place leases and above-market leases aggregating $934,526 at December 31, 2025 and $858,309 at December 31, 2024.

In addition, at December 31, 2025 and 2024, the Company had intangible liabilities relating to below-market leases from property acquisitions of $334.5 million and $366.9 million, respectively, net of accumulated amortization of $301.7 million and $287.8 million, respectively.

The Company's amortization associated with above-market and below-market leases for the years ended December 31, 2025, 2024 and 2023 resulted in net increases to revenue of $30.7 million, $25.2 million and $17.3 million, respectively. The Company's amortization expense associated with in-place leases, which is included in depreciation and amortization, for the years ended December 31, 2025, 2024 and 2023 was $110.7 million, $133.7 million and $94.7 million, respectively.

The estimated net amortization income/(expense) associated with the Company's above-market and below-market leases and in-place leases for the next five years are as follows (in millions):

	2026	2027	2028	2029	2030
Above-market and below-market leases amortization, net	$ 21.8	$ 14.6	$ 14.7	$ 14.4	$ 14.8
In-place leases amortization	$ (73.3)	$ (53.4)	$ (39.4)	$ (23.8)	$ (17.2)

4. Property Acquisitions:

Acquisition/Consolidation of Operating Properties

During the year ended December 31, 2025, the Company acquired the following operating properties, through direct asset purchases or consolidation due to change in control resulting from the purchase of additional interests in certain operating properties held in an unconsolidated joint venture (in thousands):

			Purchase Price				
Property Name	**Location**	**Month Acquired**	**Cash**	**Debt**	**Other**	**Total**	**GLA**
Markets at Town Center (1)	Jacksonville, FL	Jan-25	$ 108,238	$ -	$ -	$ 108,238	254
College Park Land (2)	Las Vegas, NV	Jan-25	12,746	-	1,428	14,174	-
Francisco Center Land (2)	Las Vegas, NV	Jan-25	11,588	-	593	12,181	-
Tanasbourne Village (3)	Hillsboro, OR	Aug-25	38,171	31,926	7,076	77,173	207
The Shoppes at 82nd Street (4)	Jackson Heights, NY	Dec-25	74,692	-	-	74,692	59
			$ 245,435	**$ 31,926**	**$ 9,097**	**$ 286,458**	**520**

(1) The Company had a mortgage receivable of $15.0 million related to this property, which was repaid by the seller at closing.
(2) The Company acquired the fee interest in two properties under finance ground lease agreements through the exercise of a call option for an aggregate purchase price of $24.2 million. In addition, the Company had a mortgage receivable of $3.4 million, which was repaid by the seller at closing. This transaction also resulted in a decrease in Other assets of $26.2 million and a decrease in Other liabilities of $24.2 million on the Company's Consolidated Balance Sheets related to the finance right-of-use assets and lease liabilities (included in Other). See Footnote 11 of the Notes to Consolidated Financial Statements for further details.
(3) Other includes the Company's previously held equity investment in the Prudential Investment Program and gain on change in control. The Company evaluated this transaction pursuant to the ASC Topic 810 *Consolidation.* The Company recognized a gain on change in control of interest of $5.7 million, resulting from the fair value adjustment associated with the Company's previously held equity interest, which is included in Equity in income of joint ventures, net on the Consolidated Statements of Income. The Company previously held an ownership interest of 15.0% in this property interest. See Footnote 7 of the Notes to Consolidated Financial Statements.
(4) The Company had a mortgage receivable of $14.9 million related to this property, which was repaid by the seller at closing.

During the year ended December 31, 2024, the Company acquired Waterford Lakes Town Center, which was comprised of 701,941 square feet of GLA, located in Orlando, Florida, for a purchase price of $322.0 million, including the assumption of a $164.6 million mortgage loan.

Included in the Company's Consolidated Statements of Income are $14.0 million and $8.0 million in total revenues and $1.1 million and ($1.9) million in net income/(loss) from the date of acquisition through December 31, 2025 and 2024, respectively, for operating properties acquired/consolidated during each of the respective years.

Purchase Price Allocations

The purchase price for these acquisitions is allocated to real estate and related intangible assets acquired and liabilities assumed, as applicable, in accordance with our accounting policies for asset acquisitions. The purchase price allocations for properties acquired/consolidated during the years ended December 31, 2025 and 2024, are as follows (in thousands):

	Allocation as of December 31, 2025	**Weighted-Average Useful Life (in Years)**	**Allocation as of December 31, 2024**	**Weighted-Average Useful Life (in Years)**
Land	$ 71,443	n/a	$ 51,669	n/a
Buildings	179,952	50.0	209,882	50.0
Building improvements	7,742	45.0	14,754	45.0
Tenant improvements	10,015	6.4	13,730	7.5
In-place leases	25,507	6.3	43,173	6.0
Above-market leases	1,063	5.5	6,807	7.5
Below-market leases	(9,436)	17.1	(15,884)	9.8
Mortgage fair value adjustment	500	0.8	-	-
Other assets	811	-	-	-
Other liabilities	(1,139)	-	-	-
Net assets acquired/consolidated	**$ 286,458**		**$ 324,131**	

5. Dispositions of Real Estate:

The table below summarizes the Company's disposition activity relating to operating properties and parcels, in separate transactions (dollars in millions):

	Year Ended December 31,		
	2025	2024	2023
Aggregate sales price/gross fair value (1) (2) (3)	$ 109.3	$ 255.1	$ 214.2
Gain on sale of properties (4)	$ 62.7	$ 1.3	$ 75.0
Number of operating properties sold/deconsolidated (2)	4	11	6
Number of parcels sold	6	10	13

(1) During 2024, the Company provided, as a lender, seller financing totaling $175.4 million related to the sale of nine operating properties.
(2) During 2023, the Company contributed a land parcel and related entitlements, located in Admore, PA, into a preferred equity investment with a gross value of $19.6 million. As a result, the Company no longer consolidates this land parcel and has a noncontrolling interest in this investment.
(3) During 2023, the Company provided seller financing of $25.0 million related to the sale of an operating property located in Gresham, OR.
(4) For the years ended December 31, 2025, 2024 and 2023, amounts are before noncontrolling interests of $0.1 million, $0.1 million, and $1.8 million, respectively, and taxes of $0.4 million, $0.2 million and $1.6 million, respectively, after utilization of net operating loss carryforwards where applicable.

6. Impairments:

Management assesses on a continuous basis whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the Company's assets (including any related amortizable intangible assets or liabilities) may be impaired. To the extent impairment has occurred, the carrying value of the asset would be adjusted to an amount to reflect the estimated fair value of the asset.

The Company has a capital recycling program which provides for the disposition of certain properties, typically of lesser quality assets in less desirable locations. The Company adjusted the anticipated hold period for these properties and as a result the Company recognized impairment charges on certain operating properties. The Company's efforts to market certain assets and management's assessment as to the likelihood and timing of such potential transactions and/or the property hold period resulted in the Company recognizing impairment charges of $9.5 million, $4.5 million and $14.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts relate to adjustments to property carrying values for properties which the Company has marketed for sale and as such has adjusted the anticipated hold periods for such properties. The Company's estimated fair values of these assets were primarily based upon estimated sales prices from signed contracts or letters of intent from third-party offers, which were less than the carrying value of the assets. See Footnote 18 of the Notes to Consolidated Financial Statements for fair value disclosure.

7. Investments in and Advances to Real Estate Joint Ventures:

The Company has investments in and advances to various real estate joint ventures. These joint ventures are engaged primarily in the operation of shopping centers which are either owned or held under long-term operating leases. The Company and the joint venture partners have joint approval rights for major decisions, including those regarding property operations. As such, the Company holds noncontrolling interests in these joint ventures and accounts for them under the equity method of accounting. The Company manages certain of these joint venture investments and, where applicable, earns acquisition fees, leasing commissions, property management fees, asset management fees and construction management fees. The table below presents unconsolidated joint venture investments for which the Company held an ownership interest at December 31, 2025 and 2024 (in millions, except number of properties):

Joint Venture	Noncontrolling Ownership Interest December 31, 2025	The Company's Investment December 31, 2025	2024
Prudential Investment Program	15.0%	$ 120.1	$ 133.3
Kimco Income Opportunity Portfolio (“KIR”)	52.1%	287.2	289.1
R2G Venture LLC (“R2G”) (1)	51.5%	401.2	411.8
Canada Pension Plan Investment Board (“CPP”)	55.0%	202.3	202.8
Other Institutional Joint Ventures	Various	236.0	237.7
Other Joint Venture Programs (2)	Various	207.3	213.0
Total*		**$ 1,454.1**	**$ 1,487.7**

* Representing 114 property interests, 48 other property interests and 24.4 million square feet of GLA, as of December 31, 2025, and 116 property interests, 48 other property interests and 25.1 million square feet of GLA, as of December 31, 2024.

(1) In connection with the RPT Merger, the Company acquired ownership in an unconsolidated joint venture with an affiliate of GIC Private Limited, which had a fair market value of $425.9 million at the time of Merger, representing 13 property interests.
(2) In connection with the RPT Merger, the Company acquired ownership in an unconsolidated joint venture, which had a fair market value of $7.4 million at the time of Merger, representing 49 other property interests.

The table below presents the Company’s share of net income for the above investments, which is included in Equity in income of joint ventures, net on the Company’s Consolidated Statements of Income (in millions):

	Year Ended December 31, 2025	2024	2023
Prudential Investment Program	$ 15.6	$ 11.9	$ 16.4
KIR	37.5	36.6	34.7
R2G	8.7	9.0	-
CPP	12.3	9.9	8.7
Other Institutional Joint Ventures	5.1	3.7	2.6
Other Joint Venture Programs (1)	17.6	12.7	9.9
Total	**$ 96.8**	**$ 83.8**	**$ 72.3**

(1) During 2025, the Company recognized $4.7 million of equity in income related to the restructuring of a joint venture.

During 2025, the Company acquired the remaining 85% interest in an operating property from the Prudential Investment Program, with an aggregate gross fair value of $77.2 million. The Company evaluated this transaction pursuant to ASC Topic 810 *Consolidation* and, as a result, recognized a net gain on change in control of interest of $5.7 million, resulting from the fair value adjustment associated with the Company’s previously held equity interest. See Footnote 4 of the Notes to Consolidated Financial Statements for the operating property acquired by the Company.

In addition, during 2025, certain of the Company's real estate joint ventures disposed of two operating properties and a land parcel, in separate transactions, for an aggregate sales price of $71.6 million. These transactions resulted in an aggregate net gain to the Company of $0.9 million for the year ended December 31, 2025, which is included in Equity in income of joint ventures, net on the Company's Consolidated Statements of Income.

During 2024, certain of the Company’s real estate joint ventures disposed of an operating property and other property interest, in separate transactions, for an aggregate sales price of $19.2 million. These transactions resulted in an aggregate net gain to the Company of $1.4 million for the year ended December 31, 2024.

The table below presents debt balances within the Company's unconsolidated joint venture investments for which the Company held noncontrolling ownership interests at December 31, 2025 and 2024 (dollars in millions):

	December 31, 2025			December 31, 2024		
Joint Venture	**Mortgages and Notes Payable, Net**	**Weighted Average Interest Rate**	**Weighted Average Remaining Term (months)***	**Mortgages and Notes Payable, Net**	**Weighted Average Interest Rate**	**Weighted Average Remaining Term (months)***
Prudential Investment Program	$ 233.9	5.25%	22.2	$ 268.5	5.47%	19.6
KIR	274.4	4.58%	15.2	273.9	5.82%	27.2
R2G (1)	70.7	2.90%	62.6	68.7	2.90%	74.6
CPP	79.3	5.25%	7.0	80.6	4.88%	19.0
Other Institutional Joint Ventures	222.7	5.41%	47.7	234.7	5.76%	23.7
Other Joint Venture Programs (2)	538.2	5.04%	33.0	547.3	4.98%	40.8
Total	**$ 1,419.2**			**$ 1,473.7**		

* Includes extension options

(1) In connection with the RPT Merger, the Company acquired an ownership interest in this joint venture, which had aggregate secured debt of $66.7 million (including a fair market value adjustment of $14.4 million).

(2) In connection with the RPT Merger, the Company acquired an ownership interest in a joint venture, which had aggregate secured debt of $187.1 million (including a fair market value adjustment of $3.2 million).

Summarized financial information for the Company's investment in and advances to real estate joint ventures is as follows (in millions):

	December 31,	
	2025	**2024**
Assets:		
Real estate, net	$ 4,688.7	$ 4,919.3
Other assets, net	350.6	322.2
Total Assets	$ 5,039.3	$ 5,241.5
Liabilities and Members' Capital:		
Notes payable, net	$ 583.5	$ 583.1
Mortgages payable, net	835.7	890.6
Other liabilities	126.9	133.5
Accumulated other comprehensive (loss)/income	(0.7)	6.6
Members' capital	3,493.9	3,627.7
Total Liabilities and Members' Capital	$ 5,039.3	$ 5,241.5

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues, net	$ 678.0	$ 677.5	$ 552.5
Operating expenses	(212.3)	(208.4)	(173.3)
Impairment charges	(1.1)	(0.1)	(17.8)
Depreciation and amortization	(199.5)	(203.5)	(146.7)
Gain on sale of properties	34.8	7.7	48.0
Interest expense	(80.1)	(87.5)	(72.2)
Other (expense)/income, net	(3.0)	3.3	(7.0)
Net income	$ 216.8	$ 189.0	$ 183.5

Other liabilities included in the Company's accompanying Consolidated Balance Sheets include investments in certain real estate joint ventures totaling $0.6 million and $5.1 million at December 31, 2025 and 2024, respectively. The Company has varying equity interests in these real estate joint ventures, which may differ from their proportionate share of net income or loss recognized in accordance with GAAP.

The Company's maximum exposure to losses associated with its unconsolidated joint ventures is primarily limited to its carrying value in these investments. Generally, such investments contain operating properties and the Company has determined these entities do not contain the characteristics of a VIE. As of December 31, 2025 and 2024, the Company's carrying value in these investments was $1.5 billion.

8. Other Investments:

The Company has provided capital to owners and developers of real estate properties through its Preferred Equity program, which is included in Other investments on the Company's Consolidated Balance Sheets. In addition, the Company has invested capital in structured investments that are accounted for on the equity method of accounting. As of December 31, 2025 and 2024, the Company's Other investments were $99.9 million and $107.3 million, respectively, of which the Company's net investment under the Preferred Equity program were $59.1 million and $70.1 million, respectively. During 2025, 2024 and 2023, the Company recognized equity in income of $3.5 million, $13.8 million and $11.1 million, respectively, from its preferred equity investments.

During 2025, the Company acquired the remaining ownership interest in a preferred equity investment for $3.6 million. As a result, the Company consolidated a $14.9 million mortgage receivable encumbering a property located in Jackson Heights, NY.

During 2024, the Company converted its $50.2 million preferred equity investment into mezzanine loan financing for a property in San Antonio, TX. In addition, the Company acquired the outstanding senior mortgage loan of $146.2 million encumbering the property.

In connection with the RPT Merger, the Company acquired a preferred equity investment of $12.7 million.

As of December 31, 2025, these preferred equity investment properties had non-recourse mortgage loans aggregating $136.5 million. These loans have scheduled maturities ranging from 1.8 years to 4.1 years and bear interest at rates ranging from 6.58% to 8.34%. Due to the Company's preferred position in these investments, the Company's share of each investment is subject to fluctuation and is dependent upon property cash flows. The Company's maximum exposure to losses associated with its preferred equity investments is primarily limited to its invested capital.

9. Mortgage and Other Financing Receivables:

The Company has various mortgage and other financing receivables, which consist of loans acquired and loans originated by the Company. As of December 31, 2025 and 2024, the Company had mortgage and other financing receivables, net of allowance for credit losses of $383.9 million and $445.0 million, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recognized mortgage and other financing income, net of credit losses, of $51.0 million, $29.5 million and $12.0 million, respectively. For a complete listing of the Company's mortgage and other financing receivables at December 31, 2025, see Financial Statement Schedule IV included in this Annual Report on Form 10-K.

During 2025, the Company (i) provided $264.5 million of mortgage and other financing loans, (ii) collected $325.0 million of mortgage and other financing receivables, of which $18.4 million was repaid at closing upon the Company's acquisition of the corresponding properties, and (iii) extended three mortgage loans with an aggregate principal balance of $176.1 million, utilizing extension options ranging from six months to one year.

In addition, the Company consolidated a $14.9 million mortgage receivable encumbering a property located in Jackson Heights, NY relating to a previously held preferred equity investment during 2025. The Company then acquired this property interest and the mortgage receivable was repaid by the seller at closing.

During 2024, the Company (i) provided $202.8 million of mortgage and other financing loans, (ii) issued $175.4 million of seller financing related to the sale of nine operating properties, which were acquired in conjunction with the RPT Merger, (iii) provided $50.2 million of mortgage loan financing related to the Company's previously held preferred equity investment and (iv) collected $108.4 million of mortgage and other financing receivables.

The following table presents the change in the allowance for loan losses for the years ended December 31, 2025, 2024 and 2023, respectively (dollars in thousands):

	2025	2024	2023
Balance at January 1,	$ 6,800	$ 1,300	$ 1,300
Provision for loan losses	3,162	5,500	-
Recoveries collected	(4,610)	-	-
Balance at December 31,	$ 5,352	$ 6,800	$ 1,300

10. Accounts and Other Receivables:

The components of Accounts and other receivables, net of potentially uncollectible amounts as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31,	
	2025	2024
Billed tenant receivables	$ 18,242	$ 23,011
Unbilled common area maintenance, insurance and tax reimbursements	76,113	67,010
Other receivables	11,500	15,865
Straight-line rent receivables	263,109	234,583
Total accounts and other receivables, net	$ 368,964	$ 340,469

11. Leases:

Lessor Leases

The Company's primary source of revenues is derived from lease agreements, which includes rental income and expense reimbursement. The Company's lease income is comprised of minimum base rent, expense reimbursements, percentage rent, lease termination fee income, ancillary income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments.

The disaggregation of the Company's lease income, which is included in Revenue from rental properties, net on the Company's Consolidated Statements of Income, as either fixed or variable lease income based on the criteria specified in ASC 842, for the years ended December 31, 2025, 2024 and 2023, was as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Lease income:			
Fixed lease income (1)	$ 1,672,317	$ 1,615,352	$ 1,409,609
Variable lease income (2)	432,044	399,627	354,093
Above-market and below-market leases amortization, net	30,744	25,205	17,253
Adjustments for potentially uncollectible lease income or disputed amounts	(13,705)	(21,119)	(13,898)
Total lease income	$ 2,121,400	$ 2,019,065	$ 1,767,057

(1) Includes minimum base rents, expense reimbursements, ancillary income and straight-line rent adjustments.
(2) Includes minimum base rents, expense reimbursements, percentage rent, lease termination fee income and ancillary income.

Base rental revenues and fixed-rate expense reimbursements from rental properties are recognized on a straight-line basis over the terms of the related leases. The difference between the amount of rental income contracted through leases and rental income recognized on a straight-line basis for the years ended December 31, 2025, 2024 and 2023 was $29.3 million, $23.2 million and $22.5 million, respectively.

The Company is primarily engaged in the operation of shopping centers that are either owned or held under long-term leases that expire at various dates through 2089. The Company, in turn, leases premises in these centers to tenants pursuant to lease agreements which provide for terms ranging generally from five to 25 years and for annual minimum rentals plus incremental rents based on operating expense levels and tenants' sales volumes. Annual minimum rentals plus incremental rents based on operating expense levels and percentage rents comprised 98% of total revenues from rental properties for each of the three years ended December 31, 2025, 2024 and 2023.

The minimum revenues expected to be received by the Company from rental properties under the terms of all non-cancelable tenant leases for future years, assuming no new or renegotiated leases are executed for such premises and excluding variable lease payments, are as follows (in millions):

	2026	2027	2028	2029	2030	Thereafter
Minimum revenues	$ 1,604.5	$ 1,473.0	$ 1,277.7	$ 1,055.6	$ 853.7	$ 4,029.1

Lessee Leases

The Company currently leases real estate space under non-cancelable operating lease agreements for ground leases and administrative office leases. The Company’s operating leases have remaining lease terms ranging from less than one year to 79.3 years, some of which include options to extend the terms for up to an additional 60 years. During 2025, the Company obtained a $7.4 million operating right-of-use asset in exchange for a new operating lease liability related to an option exercise for a property under an operating ground lease agreement.

In connection with the RPT Merger, the Company obtained a $13.5 million operating right-of-use asset (excluding an intangible right-of-use asset of $7.4 million) in exchange for a new operating lease liability related to a property under an operating ground lease agreement. In addition, the Company obtained a finance intangible right-of-use asset of $6.8 million (which is included in Other assets on the Company’s Consolidated Balance Sheets).

The Company had three properties under finance ground lease agreements that consisted of variable lease payments with a bargain purchase option. During 2025, the Company acquired the fee interest in two properties under finance ground lease agreements through the exercise of its call option for an aggregate purchase price of $24.2 million. This transaction resulted in a decrease in Other assets of $26.2 million and a decrease in Other liabilities of $24.2 million on the Company's Consolidated Balance Sheets related to the finance right-of-use assets and lease liabilities. As of December 31, 2025, the Company has a property under a finance ground lease agreement with a right-of-use asset of $6.8 million, which is included in Other assets on the Company’s Consolidated Balance Sheets.

The weighted-average remaining non-cancelable lease term and weighted-average discount rates for the Company’s operating and finance leases as of December 31, 2025 were as follows:

	Operating Leases
Weighted-average remaining lease term (in years)	29.1
Weighted-average discount rate	6.77%

The components of the Company’s lease expense, which are included in interest expense, rent expense and general and administrative expense on the Company’s Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023, were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Lease cost:			
Finance lease cost	$ 43	$ 1,459	$ 1,261
Operating lease cost	14,246	15,107	14,736
Variable lease cost	2,895	2,300	2,241
Total lease cost	$ 17,184	$ 18,866	$ 18,238

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities (in thousands):

Year Ending December 31,		
2026	$	12,048
2027		12,189
2028		12,212
2029		11,416
2030		10,160
Thereafter		251,450
Total minimum lease payments	$	309,475
Less imputed interest		(189,397)
Total operating lease liabilities	$	120,078

12. Other Assets:

Marketable Securities

During 2024, the Company sold its remaining 14.2 million shares of common stock of Albertsons Companies Inc. ("ACI"), generating net proceeds of $299.1 million. For tax purposes, the Company recognized a long-term capital gain of $288.7 million during 2024. The Company retained the proceeds from the ACI stock sale and applied available deductions to offset a portion of the gain from the sale and as a result, recorded $26.1 million of federal and state income tax expense.

During 2023, the Company received a $194.1 million special dividend payment on its shares of ACI common stock and recognized this as Special dividend income on the Company's Consolidated Statements of Income. As a result, the Company's Board of Directors declared a $0.09 per share of common stock special cash dividend to satisfy the REIT distribution requirements as a REIT. This special dividend was paid on December 21, 2023, to shareholders of record on December 7, 2023.

In addition, during 2023, the Company sold 14.1 million shares of ACI common stock, generating net proceeds of $282.3 million. For tax purposes, the Company recognized a long-term capital gain of $241.2 million. The Company retained the proceeds from this stock sale for general corporate purposes and paid federal and state taxes of $60.9 million on the taxable gain.

The portion of unrealized gain/(loss) on marketable securities for the period that relates to marketable securities still held at the reporting date are as follows (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Gain/(loss) on marketable securities, net	$	3	$	(27,679)	$	21,262
Less: Net (gain)/loss recognized related to marketable securities sold		(2)		27,652		10,614
Unrealized gain/(loss) related to marketable securities still held	$	1	$	(27)	$	31,876

Software Development Costs

As of December 31, 2025 and 2024, the Company had unamortized software development costs of $10.8 million and $14.9 million, respectively. The Company expensed $4.0 million, $4.5 million and $4.5 million in amortization of software development costs during the years ended December 31, 2025, 2024 and 2023, respectively.

13. Notes Payable:

As of December 31, 2025 and 2024, the Company's Notes payable, net consisted of the following, excluding extension options (dollars in millions):

	Carrying Amount at December 31,		Interest Rate at December 31,		Maturity Date at
	2025	2024	2025	2024	December 31, 2025
Senior unsecured notes	$ 6,916.3	$ 7,156.8	1.90% - 6.88%	1.90% - 6.88%	Jul-26 – Oct-49
Unsecured term loans	860.0	860.0	4.48% - 4.68%	4.58% - 4.78%	Nov-26 – Feb-28
Unsecured Credit Facility (1)	-	-	n/a	n/a	Mar-27
Fair value debt adjustments, net	4.9	12.9	n/a	n/a	n/a
Deferred financing costs, net (2)	(62.5)	(65.0)	n/a	n/a	n/a
	$ 7,718.7	**$ 7,964.7**	**3.97%***	**3.86%***	

* Weighted-average interest rate

(1) Accrues interest at a rate of Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"), as defined, plus 68.5 basis points after reductions as of December 31, 2025 and 2024.

(2) As of December 31, 2025 and 2024, the Company had $2.9 million and $4.8 million, respectively, of deferred financing costs, net related to the Credit Facility that are included in Other assets on the Company's Consolidated Balance Sheets.

In connection with the RPT Merger, the Company assumed the following notes payable (dollars in millions):

Type	Amount Assumed	Interest Rate	Maturity Date
Unsecured notes (1)	$ 511.5	3.64%-4.74%	Jun-25-Nov-31
Unsecured term loan (2)	$ 50.0	4.15%	Nov-26
Unsecured term loan (2)	$ 100.0	4.11%	Feb-27
Unsecured term loan (2)	$ 50.0	3.43%	Aug-27
Unsecured term loan (2)	$ 110.0	3.71%	Feb-28

(1) The Company fully repaid these unsecured notes in January 2024 and incurred a make-whole charge of $0.3 million resulting from this early repayment of these notes, which are included in Merger charges on the Company's Consolidated Statements of Income.

(2) The Company entered into a Seventh Amended and Restated Credit Agreement, through which the assumed term loans were terminated (fully repaid) and new term loans were issued to replace the assumed loans. The new term loans retained the amounts and maturities of the assumed term loans, however the rates (Secured Overnight Financing Rate ("SOFR") plus 90.5 basis points and fluctuates based on credit rating profile and achieving sustainability metric targets, as described in the agreement) and covenants were revised to match those within the Company's Credit Facility. As of December 31, 2025, the interest rate on these term loans is SOFR plus 81.0 basis points after reductions for sustainability metrics achieved and an upgraded credit rating profile. The Company entered into 20 swap rate agreements with various lenders swapping the interest rates to all-in fixed rates (ranging from 4.4793% to 4.6801% as of December 31, 2025). See Footnote 15 of the Notes to Consolidated Financial Statements for interest rate swap disclosure.

During the years ended December 31, 2025 and 2024, the Company issued the following senior unsecured notes (dollars in millions):

Date Issued	Amount Issued	Interest Rate	Maturity Date
Jun-25	$ 500.0	5.300%	Feb-36
Sept-24	$ 500.0	4.850%	Mar-35

During the years ended December 31, 2025 and 2024, the Company fully repaid the following notes payables (dollars in millions):

Type	Date Paid	Amount Repaid	Interest Rate	Maturity Date
Unsecured note	Jun-25	$ 240.5	3.85%	Jun-25
Unsecured note	Feb-25	$ 500.0	3.30%	Feb-25
Unsecured note	Mar-24	$ 400.0	2.70%	Mar-24
Unsecured note	Jan-24	$ 246.2	4.45%	Jan-24

The scheduled maturities of all notes payable, excluding unamortized fair value debt adjustments of $4.9 million and unamortized debt issuance costs of $62.5 million, as of December 31, 2025, were as follows (in millions):

	2026	2027	2028	2029	2030	Thereafter	Total
Principal payments	$ 823.0	$ 583.7	$ 519.6	$ 550.0	$ 500.0	$ 4,800.0	$ 7,776.3

The Company's supplemental indentures governing its Senior Unsecured Notes contain covenants whereby the Company is subject to maintaining (a) certain maximum leverage ratios on both unsecured senior corporate and secured debt, minimum debt service coverage ratios and minimum equity levels, (b) certain debt service ratios and (c) certain asset to debt ratios. In addition, the Company is restricted from paying dividends in amounts that exceed by more than $26.0 million the funds from operations, as defined therein, generated through the end of the calendar quarter most recently completed prior to the declaration of such dividend; however, this dividend limitation does not apply to any distributions necessary to maintain the Company's qualification as a REIT provided the Company is in compliance with its total leverage limitations. The Company was in compliance with all of the covenants as of December 31, 2025.

Interest on the Company's fixed-rate Senior Unsecured Notes is payable semi-annually in arrears. Proceeds from these issuances were primarily used for the acquisition of shopping centers, the expansion and improvement of properties in the Company's portfolio and the repayment of certain debt obligations of the Company.

Credit Facility

The Company has a $2.0 billion unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is scheduled to expire in March 2027 with two additional six-month options to extend the maturity date, at the Company's discretion, to March 2028. The Credit Facility can be increased to $2.75 billion through an accordion feature. The Credit Facility is a green credit facility tied to sustainability metric targets, as described in the agreement. The Credit Facility accrues interest at a rate of Adjusted Term SOFR, as defined in the terms of the Credit Facility, plus an applicable spread determined by the Company's credit ratings. The interest rate can be further adjusted upward or downward based on the sustainability metric targets and the Company's credit rating outlook, as defined in the agreement. As of December 31, 2025, the interest rate on the Credit Facility is Adjusted Term SOFR plus 68.5 basis points (4.47% as of December 31, 2025) after reductions for sustainability metrics achieved and an upgraded credit rating profile. Pursuant to the terms of the Credit Facility, the Company is subject to certain covenants. As of December 31, 2025, the Credit Facility had no outstanding balance, no appropriations for letters of credit, and the Company was in compliance with its covenants.

In February 2026, the Company closed on a new $2.0 billion unsecured revolving credit facility (the "New Credit Facility") with a group of banks. For a full description of the New Credit Facility's terms and covenants, refer to the Amended and Restated Credit Agreement dated as of February 18, 2026, filed as Exhibit 10.33 to this Annual Report.

Commercial Paper Program

During January 2026, the Company established a commercial paper program to issue unsecured, unsubordinated notes up to a maximum of $750.0 million (the "Commercial Paper Program"). The Commercial Paper Program is backstopped by the Company's commitment to maintain available borrowing capacity under its Credit Facility in an amount equal to actual borrowings under the program.

Term Loan Credit Facility

The Company has a $550.0 million unsecured term loan credit facility (the "Term Loan Credit Facility") with a group of banks, which matures in January 2027 with two one-year options to extend the maturity date, at the Company's discretion, to January 2029. The Term Loan Credit Facility accrues interest at a spread (currently SOFR plus 80.0 basis points after reductions for an upgraded credit rating profile), that fluctuates in accordance with changes in the Company's senior debt ratings. As of December 31, 2025, the Company had six swap rate agreements with various lenders swapping the overall interest rate on the Term Loan Credit Facility to an all-in fixed rate of 4.5122%. See Footnote 15 of the Notes to Consolidated Financial Statements for interest rate swap disclosure.

The Parent Company guarantees the unsecured debt instruments of Kimco OP, including the Credit Facility. These guarantees by the Parent Company are full, irrevocable, unconditional and absolute joint and several guarantees to the holders of each series of such unsecured debt instruments.

14. Mortgages Payable:

Mortgages, collateralized by certain shopping center properties (see Financial Statement Schedule III included in this annual report on Form 10-K), are generally due in monthly installments of principal and/or interest.

As of December 31, 2025 and 2024, the Company's Mortgages payable, net consisted of the following (dollars in millions):

	Carrying Amount at December 31,		Interest Rate at December 31,		Maturity Date at December 31, 2025
	2025	2024	2025	2024	
Mortgages payable	$ 469.1	$ 498.1	3.33% - 7.08%	3.33% - 7.08%	Feb-26 – Jun-31
Fair value debt adjustments, net	(1.1)	(0.6)	n/a	n/a	n/a
Deferred financing costs, net	(0.8)	(1.1)	n/a	n/a	n/a
	$ 467.2	**$ 496.4**	**4.39%***	**4.39%***	

* Weighted-average interest rate

During 2025, the Company (i) assumed $31.4 million of non-recourse mortgage debt (including fair market value adjustment of $0.5 million) through the acquisition of an operating property and (ii) repaid $48.9 million of mortgage debt (including fair market value adjustment of $0.1 million) that encumbered three operating properties.

During 2024, the Company (i) assumed $164.6 million of non-recourse mortgage debt through the acquisition of an operating property and (ii) repaid $11.8 million of mortgage debt that encumbered three operating properties.

The scheduled principal payments (excluding any extension options available to the Company) of all mortgages payable, excluding unamortized fair value debt adjustments of $1.1 million and unamortized debt issuance costs of $0.8 million, as of December 31, 2025, were as follows (in millions):

	2026	2027	2028	2029	2030	Thereafter	Total
Principal payments	$ 58.7	$ 42.8	$ 117.2	$ 238.6	$ 0.3	$ 11.5	$ 469.1

15. Derivatives:

Derivative Instruments & Hedging Activities

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages economic risks, including interest rate, liquidity, and credit risks, primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company may use derivatives to manage exposures that arise from changes in interest rates and limits the risk by following established risk management policies and procedures, including the use of derivative financial instruments.

The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate these risks, the Company only enters into derivative financial instruments with counterparties with major financial institutions. The Company does not anticipate that any of the counterparties will fail to meet their obligations. The Company's objectives in using interest rate derivatives are to attempt to stabilize interest expense where possible and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During 2024, the Company entered into 26 interest rate swap agreements with notional amounts aggregating to $860.0 million. The interest rate swap agreements are designated as cash flow hedges and are held by the Company to reduce the impact of changes in interest rates on variable rate debt. As of December 31, 2025, all interest rate swaps were deemed effective and are therefore included within AOCI. As of December 31, 2025, the Company expects approximately $2.9 million of accumulated comprehensive income on derivative instruments to be reclassified into earnings as a reduction to interest expense during the next 12 months.

The interest rate swaps are measured at fair value using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company classifies the interest rate swaps as Level 2, and the fair value of the interest rate swaps are measured on a recurring basis, see Footnote 18 of the Notes to Consolidated Financial Statements.

The following table summarizes the terms and fair value of the Company's derivative financial instruments as of December 31, 2025 (amounts in thousands):

Instrument	Number of Swap Agreements	Associated Debt Instrument	Effective Date	Maturity Date	Notional Amount (1)	Derivative Liabilities (2)
Interest rate swap	1	$200.0 Million Term Loan	Jan-24	Jan-29	$ 200,000	$ (1,889)
Interest rate swaps	3	$50.0 Million Term Loan	Jan-24	Nov-26	50,000	(186)
Interest rate swaps	3	$100.0 Million Term Loan	Jan-24	Feb-27	100,000	(504)
Interest rate swaps	7	$50.0 Million Term Loan	Jan-24	Aug-27	50,000	(350)
Interest rate swaps	7	$110.0 Million Term Loan	Jan-24	Feb-28	110,000	(913)
Interest rate swaps	4	$300.0 Million Term Loan	Jul-24	Jan-29	300,000	(4,619)
Interest rate swap	1	$50.0 Million Term Loan	Sept-24	Jan-29	50,000	(109)
					$ 860,000	**$ (8,570)**

(1) These interest rate swap agreements utilize a one-month SOFR CME index.
(2) Included within Other liabilities on the Company's Consolidated Balance Sheets.

The table below details the location in the financial statements of the (loss)/gain recognized on interest rate swaps designated as cash flow hedges for the year ended December 31, 2025 (amounts in thousands):

	Year Ended December 31, 2025	2024
Amount of (loss)/gain recognized in AOCI on interest rate swaps, net	$ (11,338)	$ 16,585
Amount reclassified from AOCI into Interest expense as income	$ 4,471	$ 9,346
Total amount of Interest expense presented in the Consolidated Statements of Income in which the effects of cash flow hedges are being recorded	$ (330,196)	$ (307,806)

The Company has interests in certain unconsolidated joint ventures, which have cash flow hedges for interest payments. As of December 31, 2025 and 2024, the Company's net share of the fair value of cash flow hedges for interest payments of unconsolidated investees was $0.2 million of losses and $3.8 million of income, respectively, which is included within AOCI on the Company's Consolidated Balance Sheets.

Embedded Derivative Liability

The Company evaluates its financial instruments, including equity-linked financial instruments, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recognized at fair value with subsequent changes in fair value recognized in each reporting period as a component of Other income, net on the Company's Consolidated Statements of Income. The classification of freestanding derivative instruments, including whether such instruments should be classified as liabilities or as equity, is evaluated at the end of each reporting period.

During 2022, the Company entered into an agreement to purchase a portfolio of eight properties for a sales price of $376.5 million, which were encumbered by $88.8 million of mortgage debt. The Company paid cash of $152.1 million and issued 6,104,831 preferred units ("Preferred Outside Partner Units") and 678,306 common units ("Common Outside Partner Units") with a value of $135.7 million to the sellers (collectively, the "Outside Partner Units").

The transaction includes a call option for the Company to purchase the Outside Partner Units 10 years from the anniversary date of the agreement. The holders of the Outside Partner Units have a put option that would require the Company to purchase (i) 50% of the holder's ownership interest after the first anniversary date, (ii) an additional 25% after the second anniversary date and (iii) the balance of the units after the third anniversary date. The put and call options cannot be separated from the noncontrolling interest.

The noncontrolling interests associated with these units are classified in mezzanine equity as redeemable noncontrolling interests as a result of the put right available to the unit holders in the future, an event that is not solely in the Company's control.

This arrangement included an embedded derivative which required separate accounting. The initial value of the embedded derivative was a liability of $56.0 million at the date of purchase. The Company estimated the fair value of the derivative liability using a "with-and-without" method. The "with-and-without" methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance. The analysis reflects the contractual terms of the redeemable preferred and common units and the estimated probability and timing of underlying events that trigger the put and call options and the estimated probability and timing of those events are inputs used to determine the estimated fair value of the embedded derivative. The Company has determined the majority of the inputs used to value its embedded derivative fall within Level 3 of the fair value hierarchy, and, as a result, the fair value valuation of its embedded derivative held as of December 31, 2025 was classified as Level 3 in the fair value hierarchy and is required to be measured at fair value on a recurring basis (see Footnote 18 of the Notes to Consolidated Financial Statements). The embedded derivative liability was $5.4 million and $19.9 million at December 31, 2025 and 2024, respectively.

16. Noncontrolling Interests and Redeemable Noncontrolling Interests:

Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates as a result of having a controlling interest or having determined that the Company was the primary beneficiary of a VIE in accordance with the provisions of the FASB's Consolidation guidance. The Company accounts and reports for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. The Company identifies its noncontrolling interests separately within the equity section on the Company's Consolidated Balance Sheets. The amounts of consolidated net income attributable to the Company and to the noncontrolling interests are presented separately on the Company's Consolidated Statements of Income.

Noncontrolling interests

As of December 31, 2025, the Parent Company is the managing member of Kimco OP and owns 99.79% of the outstanding OP Units. Noncontrolling OP Units are owned by third parties and certain officers and directors of the Company. During 2024, the Parent Company issued 953,400 OP Units in Kimco OP, which were fully vested upon issuance and had a fair market value of $21.0 million. In addition, the Parent Company has granted to certain employees and directors LTIP Units with time-based vesting requirements ("Time-Based LTIP Units") and LTIP Units with performance-based vesting requirements ("Performance-Based LTIP Units"), assuming the maximum target performance (see Footnote 24 of the Notes to Consolidated Financial Statements). The OP units are currently redeemable at the option of the holder (subject to restrictions agreed upon at the time of issuance of LTIP Units to certain holders that may restrict such redemption right for a period of time) for the Parent Company's common stock at a ratio of 1:1 or cash at the option of the Parent Company. As of December 31, 2025, noncontrolling interest relating to the Noncontrolling OP units was $30.2 million and consisted of the following:

Type	Number of Units Remaining	Return Per Annum
Vested OP Units	1,002,014	Equal to the Company's common stock dividend
Time-Based OP Units	442,708	Equal to the Company's common stock dividend
Performance-Based OP Units	1,076,361	Dividend equivalent OP Units upon vesting

During 2025, the Company acquired the remaining outside partners' interests in two consolidated properties for a purchase price of $8.3 million. This transaction resulted in a decrease in Noncontrolling interests of $1.6 million and a corresponding decrease in Paid-in capital of $6.7 million on the Company's Consolidated Balance Sheets.

During 2024, the Company acquired the remaining outside partners' interests in a consolidated property for a purchase price of $3.3 million. This transaction resulted in a decrease in Noncontrolling interests of $3.8 million and a corresponding increase in Paid-in capital of $0.5 million on the Company's Consolidated Balance Sheets.

The Company owns seven shopping center properties located throughout Puerto Rico. These properties were acquired in 2006 partially through the issuance of $158.6 million of non-convertible units and $45.8 million of convertible units. Noncontrolling interests related to these acquisitions totaled $233.0 million of units, including premiums of $13.5 million and a fair market value adjustment of $15.1 million (collectively, the "Units"). Since the acquisition date, the Company has redeemed a substantial portion of these units. As of December 31, 2025 and 2024, noncontrolling interest relating to the remaining units was $3.4 million. These remaining units are redeemable for cash by the holder or at the Company's option, shares of the Company's common stock, based upon the conversion calculation as defined in the agreement. The Units related annual cash distribution rates and related conversion features consisted of the following as of December 31, 2025:

Type	Par Value Per Unit		Number of Units Remaining	Return Per Annum
Class B-1 Preferred Units	$	10,000	142	7.0%
Class C DownREIT Units	$	30.52	35,493	Equal to the Company's common stock dividend

The Company owns a shopping center located in Bay Shore, NY, which was acquired in 2006 with the issuance of 647,758 redeemable Class B Units at a par value of $37.24 per unit. The units accrue a return equal to the Company's common stock dividend and are redeemable for cash by the holder or at the Company's option, shares of the Company's common stock at a ratio of 1:1. These units are callable by the Company any time after April 3, 2028 and are included in Noncontrolling interests on the Company's Consolidated Balance Sheets. The redemption value of these units is calculated using the 30-day weighted average closing price of the Company's common stock prior to redemption. As of December 31, 2025 and 2024, noncontrolling interest relating to the remaining 377,837 Class B Units was $16.1 million.

Noncontrolling interests also includes 138,015 convertible units issued during 2006 by the Company, which were valued at $5.3 million, including a fair market value adjustment of $0.3 million, related to an interest acquired in an office building located in Albany, NY. These units are currently redeemable at the option of the holder for cash or at the option of the Company for the Company's common stock at a ratio of 1:1. The holder is entitled to a distribution equal to the dividend rate of the Company's common stock.

The Company acquired in 2021 a consolidated joint venture, the Raleigh Limited Partnership, which was structured as a DownREIT partnership and had 1,813,615 units with a fair value of $38.0 million upon acquisition. This venture allows the outside limited partners to redeem their interest in the partnership (at the Company's option) in cash or for the Company's common stock at a ratio of 1:1. The unit holders are entitled to a distribution equal to the dividend rate of the Company's common stock. As of December 31, 2025 and 2024, the noncontrolling interest relating to the remaining 1,639,161 units was $34.4 million.

Redeemable noncontrolling interests

Included within noncontrolling interests are units that were determined to be contingently redeemable that are classified as Redeemable noncontrolling interests and presented in the mezzanine section between Total liabilities and Stockholder's equity on the Company's Consolidated Balance Sheets.

The Company owns eight shopping center properties located in Long Island, NY, which were acquired during 2022, partially through the issuance of $122.1 million of Preferred Outside Partner Units and $13.6 million of Common Outside Partner Units. The noncontrolling interest is classified as mezzanine equity and included in Redeemable noncontrolling interests on the Company's Consolidated Balance Sheets as a result of the put right available to the unit holders, an event that is not solely in the Company's control. The Preferred Outside Partner Units distribute at a rate equal to 3.75% per annum. The Common Outside Partner Units distribute at a rate equal to the Company's common stock dividend. The Outside Partner Units are as follows (dollars in thousands):

	Common Outside Partner			Preferred Outside Partner					
	Units	Noncontrolling Interests Amount (1)		Units	Noncontrolling Interests Amount (1)		Embedded Derivative Liability Amount (2)		Total Amount
As of December 31, 2025	170,585	$	3,458	824,410	$	11,048	$	5,440	$ 19,946
As of December 31, 2024	266,531	$	6,245	2,496,707	$	31,631	$	19,864	$ 57,740
Redemptions during 2025 (3)	95,946	$	1,986	1,672,297	$	21,316	$	12,130	$ 35,432
Redemptions during 2024	355,227	$	8,519	1,481,597	$	18,712	$	10,920	$ 38,151

(1) Included in Redeemable noncontrolling interests on the Company's Consolidated Balance Sheets. The Outside Partner Units have a par value of $20.00 per unit.

(2) Included in Other liabilities on the Company's Consolidated Balance Sheets.

(3) Includes $12.5 million related to put option exercise paid in January 2026, which is included in Accounts payable and accrued expenses on the Company's Consolidated Balance Sheets as of December 31, 2025.

The following table presents the change in the redemption value of the Redeemable noncontrolling interests for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Balance at January 1,	$ 47,877	$ 72,277
Net income	3,021	4,182
Distributions	(3,021)	(4,182)
Redemption/conversion of noncontrolling interests (1)	(23,302)	(27,442)
Adjustment to estimated redemption value	(69)	3,042
Balance at December 31,	$ 24,506	$ 47,877

(1) Includes Preferred and Common Outside Partner Units, which were partially redeemed during 2025 and 2024 described above.

17. Variable Interest Entities ("VIE"):

Kimco OP is considered a VIE, and the Parent Company, which consolidates it, is the primary beneficiary. Substantially all of the Parent Company's assets and liabilities are the assets and liabilities of Kimco OP. In addition, included within the Company's operating properties at December 31, 2025 and 2024, are various consolidated entities, that are VIEs for which the Company is the primary beneficiary. These entities have been established to own and operate real estate property. The Company's involvement with these entities is through its majority ownership and management of the properties. The entities were deemed VIEs primarily because the unrelated investors do not have substantive kick-out rights to remove the general or managing partner by a vote of a simple majority or less, and they do not have substantive participating rights. The Company determined that it was the primary beneficiary of these VIEs as a result of its controlling financial interest. At December 31, 2025, total assets of these VIEs were $1.7 billion and total liabilities were $153.0 million. At December 31, 2024, total assets of these VIEs were $1.7 billion and total liabilities were $161.6 million.

The majority of the operations of these VIEs are funded with cash flows generated from the properties. The Company has not provided financial support to any of these VIEs that it was not previously contractually required to provide, which consists primarily of funding any capital expenditures, including tenant improvements, which are deemed necessary to continue to operate the entity and any operating cash shortfalls that the entity may experience.

Additionally, included within the Company's real estate at December 31, 2025, is a consolidated development project, which is a VIE for which the Company is the primary beneficiary. This entity was primarily established to develop a real estate property to hold as a long-term investment. The Company's involvement with this entity is through its majority ownership of the property. This entity is deemed a VIE as the equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support. The initial equity contributed to this entity was not sufficient to fully finance the real estate construction, as development costs will be funded by construction loan financing and the partners over the construction period. The Company determined that it was the primary beneficiary of this VIE as a result of its controlling financial interest. At December 31, 2025, total assets of this real estate development VIE were $28.1 million, and there were no outstanding liabilities.

All liabilities of these consolidated VIEs are non-recourse to the Company ("VIE Liabilities"). The assets of the unencumbered VIEs are not restricted for use to settle only the obligations of these VIEs. The remaining VIE assets are encumbered by third-party non-recourse mortgage debt. The assets associated with these encumbered VIEs ("Restricted Assets") are collateral under the respective mortgages and are therefore restricted and can only be used to settle the corresponding liabilities of the VIE. The table below summarizes the consolidated VIEs and the classification of the Restricted Assets and VIE Liabilities on the Company's Consolidated Balance Sheets (dollars in millions):

	December 31,			
	2025		2024	
Number of unencumbered VIEs		23		27
Number of encumbered VIEs		3		2
Total number of consolidated VIEs		26		29
Restricted Assets:				
Real estate, net	$	347.8	$	326.1
Cash, cash equivalents and restricted cash		4.6		4.1
Accounts and other receivables, net		3.9		3.4
Other assets		1.9		1.3
Total Restricted Assets	$	358.2	$	334.9
VIE Liabilities:				
Mortgages payable, net	$	83.6	$	85.1
Accounts payable and accrued expenses		9.8		11.6
Intangible liabilities, net		44.2		48.2
Operating lease liabilities		1.7		1.8
Other liabilities		13.7		14.9
Total VIE Liabilities	$	153.0	$	161.6

Unconsolidated Redevelopment Investment

Included in the Company's preferred equity investments at December 31, 2025 is an unconsolidated development project which is a VIE for which the Company is not the primary beneficiary. This preferred equity investment was primarily established to develop real estate property for long-term investment and was deemed a VIE primarily because the equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support. The initial equity contributed to this entity was not sufficient to fully finance the real estate construction as development costs are funded by construction loan financing and the partners over the construction period. The Company determined that it was not the primary beneficiary of this VIE based on the fact that the Company has shared control of this entity along with the entity's partners and therefore does not have a controlling financial interest.

As of December 31, 2025 and 2024, the Company's investment in this VIE was $39.8 million and $37.6 million, respectively, which is included in Other investments on the Company's Consolidated Balance Sheets. The Company's maximum exposure to loss as a result of its involvement with this VIE is the Company's carrying value in this investment. The Company has not provided financial support to this VIE that it was not previously contractually required to provide. All future costs of development will be funded with construction loan financing or capital contributions from the Company and the outside partner in accordance with their respective ownership percentages if necessary.

18. Fair Value Disclosure of Financial Instruments:

All financial instruments of the Company are reflected in the accompanying Consolidated Balance Sheets at amounts which, in management's estimation, based upon an interpretation of available market information and valuation methodologies, reasonably approximate their fair values except those listed below, for which fair values are disclosed. The valuation method used to estimate fair value for fixed-rate and variable-rate debt and mortgage and other finance receivables is based on discounted cash flow analyses, with assumptions that include credit spreads, market yield curves, trading activity, loan amounts and debt maturities. The fair values for marketable securities are based on published values, securities dealers' estimated market values or comparable market sales. The fair value for embedded derivative liability is based on using the "with-and-without" method. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition.

As a basis for considering market participant assumptions in fair value measurements, the FASB's Fair Value Measurements and Disclosures guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The following table presents the carrying amount and estimated fair value of the Company's financial instruments not measured at fair value as of December 31, 2025 and 2024 (in thousands):

		December 31, 2025		December 31, 2024	
	Fair Value Hierarchy	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Mortgage and other financing receivables (1)	Level 3	$ 383,935	$ 392,222	$ 444,966	$ 443,234
Liabilities:					
Notes payable, net (2)					
Senior unsecured notes	Level 2	$ 6,859,458	$ 6,550,537	$ 7,106,835	$ 6,538,784
Unsecured term loans	Level 3	$ 859,272	$ 860,685	$ 857,903	$ 861,296
Mortgages payable, net (3)	Level 3	$ 467,203	$ 455,214	$ 496,438	$ 469,734

(1) The carrying value includes allowance for credit losses of $5.4 million and $6.8 million as of December 31, 2025 and 2024, respectively.
(2) The carrying value includes deferred financing costs of $62.5 million and $65.0 million as of December 31, 2025 and 2024, respectively.
(3) The carrying value includes deferred financing costs of $0.8 million and $1.1 million as of December 31, 2025 and 2024, respectively.

The Company has certain financial instruments that must be measured under the FASB's Fair Value Measurements and Disclosures guidance, including available for sale securities, interest rate swap derivative assets/liabilities and embedded derivative liabilities. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level of the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The tables below present the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, aggregated by the level of the fair value hierarchy within which those measurements fall (in thousands):

	Balance at December 31, 2025	Level 1	Level 2	Level 3
Assets:				
Marketable equity securities	$ 2,649	$ 2,649	$ -	$ -
Liabilities:				
Interest rate swaps derivative liabilities	$ 8,570	$ -	$ 8,570	$ -
Embedded derivative liability	$ 5,440	$ -	$ -	$ 5,440

	Balance at December 31, 2024	Level 1	Level 2	Level 3
Assets:				
Marketable equity securities	$ 2,290	$ 2,290	$ -	$ -
Interest rate swaps derivative assets	$ 7,239	$ -	$ 7,239	$ -
Liabilities:				
Embedded derivative liability	$ 19,864	$ -	$ -	$ 19,864

The significant unobservable input (Level 3 inputs) used in measuring the Company's embedded derivative liability, which is categorized with Level 3 of the fair value hierarchy, were discount rates of 5.30% and 6.40% as of December 31, 2025 and 2024, respectively.

The table below summarizes the change in the fair value of the embedded derivative liability measured using Level 3 inputs for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Balance as of January 1,	$ 19,864	$ 30,914
Settlements	(12,130)	(10,920)
Change in fair value (included in Other income, net)	(2,294)	(130)
Balance as of December 31,	$ 5,440	$ 19,864

Assets measured at fair value on a non-recurring basis at December 31, 2025 are as follows (in thousands):

	Balance at December 31, 2025	Level 1	Level 2	Level 3
Real estate	$ 9,718	$ -	$ -	$ 9,718

During the years ended December 31, 2025, 2024 and 2023, the Company recognized impairment charges related to adjustments to property carrying values of $9.5 million, $4.5 million and $14.0 million, respectively. The Company’s estimated fair values of these assets were primarily based upon estimated sales prices from signed contracts or letters of intent from third-party offers, which were less than the carrying value of the assets. The Company does not have access to the unobservable inputs used to determine the estimated fair values of third-party offers. Based on these inputs, the Company determined that its valuation of these investments was classified within Level 3 of the fair value hierarchy.

19. Segment Reporting:

The Company is an owner and operator of open-air, grocery-anchored shopping centers and mixed-use assets of which all the Company's properties are located within the U.S., inclusive of Puerto Rico. Management does not distinguish or group its operations on a geographical basis for purposes of allocating resources or capital. The Company reviews and evaluates operating and financial data for each property on an individual basis. As a result, each of the Company's individual properties is a separate operating segment. The Company defines its reportable segments to be in accordance with the method of internal reporting and the manner in which the Company's chief operating decision maker ("CODM"), makes key operating decisions, evaluates financial results, allocates resources and manages the Company's business. Accordingly, the Company aggregates its operating segments into a single reportable segment due to the similarities with regard to the nature and economics of its properties, tenants and operations, which are operated using consistent business strategies.

In accordance with ASC 280 *Segment Reporting*, the Company’s CODM has been identified as the Chief Executive Officer. The CODM evaluates the Company’s portfolio and assesses the ongoing operations and performance of its consolidated properties and the Company's share of unconsolidated joint venture operations. The accounting policies of the reportable segments are the same as the Company’s accounting policies. Net Operating Income ("NOI") is the primary performance measure reviewed by the Company’s CODM to assess operating performance and consists only of revenues and expenses directly related to real estate rental operations. NOI is calculated by deducting property operating expenses from lease revenues and other property related income. NOI reflects property acquisitions and dispositions, occupancy levels, rental rate increases or decreases, and the recoverability of operating expenses. The Company’s calculation of NOI may not be directly comparable to similarly titled measures calculated by other REITs. The CODM does not review asset information as a measure to assess performance.

The following table presents accrual-based lease revenue and other property related income and operating expenses included in the Company's share of NOI for its consolidated and unconsolidated properties ("NOI at share") for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Revenues	$ 2,121,400	$ 2,019,065	$ 1,767,057
Operating expenses			
Rent	(16,776)	(16,837)	(15,997)
Real estate taxes	(277,478)	(261,700)	(231,578)
Operating and maintenance	(368,080)	(359,116)	(309,143)
Total operating expenses	(662,334)	(637,653)	(556,718)
NOI from unconsolidated real estate joint ventures	199,788	199,522	158,903
NOI at share	$ 1,658,854	$ 1,580,934	$ 1,369,242

The following table presents the reconciliation of NOI at share to Net income (in thousands):

	Year Ended December 31,		
	2025	2024	2023
NOI at share	$ 1,658,854	$ 1,580,934	$ 1,369,242
Adjustments:			
Management and other fee income	18,716	17,949	16,343
General and administrative	(133,015)	(138,140)	(136,807)
Impairment charges	(9,517)	(4,476)	(14,043)
Merger charges	-	(25,246)	(4,766)
Depreciation and amortization	(627,090)	(603,685)	(507,265)
Gain on sale of properties	62,663	1,274	74,976
Special dividend income	-	-	194,116
Other income, net	2,047	28,074	27,999
Mortgage and other financing income, net	50,958	29,531	11,961
Gain/(loss) on marketable securities, net	3	(27,679)	21,262
Interest expense	(330,196)	(307,806)	(250,201)
Provision for income taxes, net	(1,046)	(25,417)	(60,952)
Equity in income of joint ventures, net	96,781	83,827	72,278
Equity in income of other investments, net	3,440	9,821	10,709
NOI from unconsolidated real estate joint ventures	(199,788)	(199,522)	(158,903)
Net income	$ 592,810	$ 419,439	$ 665,949

20. Preferred Stock, Common Stock and Convertible Unit Transactions:

Preferred Stock

The Company's outstanding Preferred Stock is detailed below (in thousands, except share, per share data and par values):

As of December 31, 2025							
Class of Preferred Stock	**Shares Authorized**	**Shares Issued and Outstanding**	**Liquidation Preference**	**Dividend Rate**	**Annual Dividend per Depositary Share**	**Par Value**	**Optional Redemption Date**
Class L	10,350	8,902	$ 222,543	5.125%	$ 1.28125	$ 1.00	8/16/2022
Class M	10,580	10,465	261,636	5.250%	$ 1.31250	$ 1.00	12/20/2022
Class N	1,849	1,381	69,017	7.250%	$ 3.62500	$ 1.00	N/A
		20,748	$ 553,196				

As of December 31, 2024							
Class of Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Dividend Rate	Annual Dividend per Depositary Share	Par Value	Optional Redemption Date
Class L	10,350	8,902	$ 222,543	5.125%	$ 1.28125	$ 1.00	8/16/2022
Class M	10,580	10,465	261,636	5.250%	$ 1.31250	$ 1.00	12/20/2022
Class N	1,849	1,439	71,934	7.250%	$ 3.62500	$ 1.00	N/A
		20,806	$ 556,113				

The Class N Preferred Stock depositary shares are convertible by the holders at an exchange ratio of 2.3071 into the Company's common shares or under certain circumstances by the Company's election, which is subject to adjustment upon occurrence of certain events. As of December 31, 2025, the Class N Preferred Stock was potentially convertible into 3.2 million shares of common stock. The Company’s Class L and Class M Preferred Stock Depositary Shares are not convertible or exchangeable for any other property or securities of the Company.

During January 2024, the Company’s Board of Directors authorized the repurchase of up to 891,000 depositary shares of Class L Preferred Stock, 1,047,000 depositary shares of Class M Preferred Stock, and 185,000 depositary shares of Class N Preferred Stock. During January 2026, the Company’s Board of Directors amended this authorization to be perpetual so it does not expire. During the year ended December 31, 2025, the Company repurchased the following preferred stock:

Class of Preferred Stock	Depositary Shares Repurchased	Purchase Price (in thousands)
Class N	58,342	$ 3,481

On November 4, 2024, the Company commenced a tender offer to purchase for cash any and all of its outstanding Class N Preferred Stock depositary shares at a price of $62.00 per depositary share, plus any accrued and unpaid dividends ("Class N Tender Offer"). Pursuant to the terms and conditions of the Class N Tender Offer, which expired on December 12, 2024, the Company repurchased 409,772 Class N depositary shares outstanding on December 16, 2024, for an aggregate cost of $26.7 million, of which $3.3 million was recognized as Preferred stock redemption charges on the Company’s Consolidated Statements of Income.

Voting Rights

The Class L, M and N Preferred Stock rank pari passu as to voting rights, priority for receiving dividends and liquidation preference as set forth below.

As to any matter on which the Class L, M or N Preferred Stock may vote, including any actions by written consent, each share of the Class L, M or N Preferred Stock shall be entitled to 1,000 votes, each of which 1,000 votes may be directed separately by the holder thereof. With respect to each share of Class L, M or N Preferred Stock, the holder thereof may designate up to 1,000 proxies, with each such proxy having the right to vote a whole number of votes (totaling 1,000 votes per share of Class L, M or N Preferred Stock). As a result, each Class L, M or N Depositary Share is entitled to one vote.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, preferred stock holders are entitled to be paid, out of the assets of the Company legally available for distribution to its stockholders, a liquidation preference of $25,000 per share of Class L Preferred Stock, $25,000 per share of Class M Preferred Stock, and $50,000 per share of Class N Preferred Stock ($25.00 per each Class L and Class M depositary share and $50.00 per Class N depositary share), plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of the Company’s common stock or any other capital stock that ranks junior to the preferred stock as to liquidation rights.

Common Stock

During November 2025, the Company established a new common share repurchase program, which supersedes and replaces the Company's prior share repurchase program established in February 2018. Under this new program, the Company may repurchase shares of its common stock, par value $0.01 per share, with an aggregate gross purchase price of up to $750.0 million. This program does not expire. During the year ended December 31, 2025, the Company repurchased 6.1 million shares of common stock for an aggregate purchase price of $120.3 million (weighted average price of $19.79 per share), of which $61.5 million was under the new common share repurchase program. As of December 31, 2025, the Company had $688.5 million available under this new common share repurchase program.

During November 2025, the Company established a new at-the-market continuous offering program (the “ATM Program”) pursuant to which the Company may offer and sell from time-to-time shares of its common stock, par value $0.01 per share, with an aggregate gross sales price of up to $750.0 million through a consortium of banks acting as sales agents. Sales of the shares of common stock may be made, as needed, from time to time in “at the market” offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise (i) at market prices prevailing at the time of sale, (ii) at prices related to prevailing market prices or (iii) as otherwise agreed to with the applicable sales agent. In addition, the Company may, from time to time, enter into separate forward sale agreements with one or more banks. This program does not expire. This new ATM Program supersedes and replaces the Company's prior ATM Program established in September 2023. The Company did not issue any shares under the ATM Programs during the year ended December 31, 2025. As of December 31, 2025, the Company had $750.0 million available under this new ATM Program.

The Company may, from time to time, repurchase shares of its common stock in amounts that offset new issuances of common stock relating to the exercise of stock options or the issuance of restricted stock awards. These repurchases may occur in open market purchases, privately negotiated transactions or otherwise subject to prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors. During 2025, 2024 and 2023, the Company repurchased 544,716, 792,317 and 761,149 shares, respectively, relating to shares of common stock surrendered to the Company to satisfy statutory minimum tax withholding obligations relating to the vesting of restricted stock awards under the Company’s equity-based compensation plans.

Convertible Units

The Company has various types of convertible units that were issued in connection with the purchase of operating properties (see Footnote 16 of the Notes to Consolidated Financial Statements). The amount of consideration that would be paid to unaffiliated holders of units issued from the Company’s consolidated subsidiaries which are not mandatorily redeemable, as if the termination of these consolidated subsidiaries occurred on December 31, 2025, is $47.4 million. The Company has the option to settle such redemption in cash or shares of the Company’s common stock. If the Company exercised its right to settle in common stock, the unit holders would receive 2.3 million shares of common stock. In addition, as of December 31, 2025, the Company has 1.0 million Vested OP units that are redeemable at the option of the holder, for which the Company has the option to settle such redemption in shares of the Company's common stock at a ratio of 1:1 or cash. The amount of consideration that would be paid to the holders of the Vested OP units which are not mandatorily redeemable, as if the redemption of these units occurred on December 31, 2025, is $20.3 million.

Dividends Declared

The following table provides a summary of the dividends declared per share:

	Year Ended December 31,		
	2025	2024	2023
Common Stock (1)	$ 1.01000	$ 0.97000	$ 1.02000
Class L Depositary Shares	$ 1.28125	$ 1.28125	$ 1.28125
Class M Depositary Shares	$ 1.31250	$ 1.31250	$ 1.31250
Class N Depositary Shares	$ 3.62500	$ 3.62500	$ -

(1) During 2023, the Company's Board of Directors declared a $0.09 per share of common stock special cash dividend to maintain distribution requirements as a REIT.

21. Supplemental Schedule of Non-Cash Investing/Financing Activities:

The following schedule summarizes the non-cash investing and financing activities of the Company for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Acquisition of Real Estate Interests:			
Mortgages payable	$ -	$ 164,623	$ -
Accounts receivable and other assets	$ -	$ 5,264	$ -
Accounts payable and other liabilities	$ -	$ 12,804	$ -
Noncontrolling interests	$ -	$ 125	$ -
Lease modification	$ -	$ -	$ 12,527
Consolidation of Joint Ventures:			
Real estate assets, net	$ 76,488	$ -	$ 54,345
Mortgages payable	$ 31,425	$ -	$ 37,187
RPT Merger:			
Real estate assets, net	$ -	$ 1,821,052	$ -
Investment in real estate joint ventures	$ -	$ 433,345	$ -
Investment in other investments	$ -	$ 12,672	$ -
Other assets and liabilities, net	$ -	$ (3,109)	$ -
Notes payable	$ -	$ (821,500)	$ -
Lease liabilities arising from obtaining operating right-of-use assets	$ -	$ (13,506)	$ -
Noncontrolling interest/Limited members' capital	$ -	$ (20,975)	$ -
Preferred stock/units issued in exchange for RPT preferred shares	$ -	$ (105,607)	$ -
Common stock/units issued in exchange for RPT common shares	$ -	$ (1,166,775)	$ -
Deconsolidation of real estate interests through contribution to other investments	$ -	$ -	$ 19,618
Disposition of real estate interests through the issuance of mortgage and other financing receivables	$ -	$ 175,420	$ 25,000
Proceeds held in escrow through the sale of real estate interests	$ -	$ -	$ 3,524
Capital expenditures accrual	$ 44,319	$ 60,261	$ 30,892
Decrease in other investments through the issuance/consolidation of mortgage and other financing receivable	$ 14,917	$ 50,219	$ -
Lease liabilities arising from obtaining operating right-of-use assets	$ 7,338	$ 1,448	$ 1,481
Lease liabilities arising from obtaining financing right-of-use assets	$ -	$ -	$ 3,161
Decrease in embedded derivative liability from extinguishment	$ -	$ -	$ 1,906
Increase in redeemable noncontrolling interests' carrying amount, net	$ 6,737	$ 3,220	$ 414
Surrender of restricted common stock/units	$ 12,114	$ 15,885	$ 16,327
Declaration of dividends paid in succeeding period	$ 6,364	$ 6,409	$ 5,308

The following table provides a reconciliation of cash, cash equivalents and restricted cash recorded on the Company's Consolidated Balance Sheets to the Company's Consolidated Statements of Cash Flows (in thousands):

	As of December 31, 2025	As of December 31, 2024
Cash and cash equivalents	$ 211,648	$ 688,622
Restricted cash	1,146	1,109
Total cash, cash equivalents and restricted cash	$ 212,794	$ 689,731

22. Transactions with Related Parties:

Joint Ventures

The Company provides management services for shopping centers owned principally by affiliated entities and various real estate joint ventures in which certain stockholders of the Company have economic interests. Such services are performed pursuant to management agreements which provide for fees based upon a percentage of gross revenues from the properties and other direct costs incurred in connection with management of the centers. Substantially all of the Management and other fee income on the Company's Consolidated Statements of Income constitute fees earned from affiliated entities. Reference is made to Footnote 7 of the Notes to Consolidated Financial Statements for additional information regarding transactions with related parties.

During 2025, the Company acquired the remaining 85% interest in an operating property from the Prudential Investment Program, with an aggregate gross fair value of $77.2 million. The Company evaluated this transaction pursuant to ASC Topic 810 *Consolidation* and, as a result, recognized a net gain on change in control of interest of $5.7 million, resulting from the fair value adjustment associated with the Company's previously held equity interest. See Footnote 4 of the Notes to Consolidated Financial Statements for the operating property acquired by the Company.

Ripco

Ripco Real Estate Corp. ("Ripco") business activities include serving as a leasing agent and representative for national and regional retailers including Target, Best Buy, Kohl's and many others, providing real estate brokerage services and principal real estate investing. Todd Cooper, an officer and 50% shareholder of Ripco, is a son of Milton Cooper, who served as Executive Chairman of the Board of Directors of the Company. Effective April 29, 2025, Milton Cooper discontinued his service as a director and as Executive Chairman and as a result, he is no longer considered a related party. During the period January 1, 2025 to April 29, 2025 and the years ended December 31, 2024 and 2023, the Company paid brokerage commissions of $0.2 million, $0.6 million and $0.5 million, respectively, to Ripco for services rendered primarily as leasing agent for various national tenants in shopping center properties owned by the Company.

Fifth Wall

Mary Hogan Preusse, a member of the Company's Board of Directors, is a Senior Advisor at Fifth Wall. The Company holds an investment in the Fifth Wall's Climate Technology Fund with a commitment of up to $25.0 million, of which $21.3 million has been funded as of December 31, 2025. In addition, the Company has a cost method investment of $1.7 million within Fifth Wall's Ventures SPV Fund as of December 31, 2025.

23. Commitments and Contingencies:

Letters of Credit

The Company has issued letters of credit in connection with the completion and repayment guarantees primarily on certain of the Company's redevelopment projects and guaranty of payment related to the Company's insurance program. At December 31, 2025, these letters of credit aggregated $43.9 million.

In addition, the Company provides a guaranty for the payment of any debt service shortfalls on the Sheridan Redevelopment Agency issued Series A bonds, which are tax increment revenue bonds issued in connection with a development project in Sheridan, Colorado. These tax increment revenue bonds have a balance of $31.1 million outstanding at December 31, 2025. The bonds are to be repaid with incremental sales and property taxes and a public improvement fee ("PIF") to be assessed on current and future retail sales and, to the extent necessary, any amounts the Company may have to provide under a guaranty. The revenue generated from incremental sales, property taxes and PIF have satisfied the debt service requirements to date. The incremental taxes and PIF are to remain intact until the earlier of the payment of the bond liability in full or 2040.

Funding Commitments

The Company has other investments, including Fifth Wall discussed above, with funding commitments of $26.5 million, of which $22.5 million has been funded as of December 31, 2025. In addition, the Company has mortgage and other financing receivables with undrawn loan advances of $42.8 million as of December 31, 2025.

Other

The Parent Company guarantees the unsecured debt instruments of Kimco OP, including the Credit Facility. These guarantees by the Parent Company are full, irrevocable, unconditional and absolute joint and several guarantees to the holders of each series of such unsecured debt instruments. See Footnote 13 of the Notes to Consolidated Financial Statements for these unsecured debt instruments.

In connection with the construction of its development and redevelopment projects and related infrastructure, certain public agencies require posting of performance and surety bonds to guarantee that the Company's obligations are satisfied. These bonds expire upon the completion of the improvements and infrastructure. As of December 31, 2025, there were $17.4 million in performance and surety bonds outstanding.

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company taken as a whole as of December 31, 2025.

24. Incentive Plans:

In May 2020, the Company's stockholders approved the 2020 Equity Participation Plan (the "2020 Plan"), which is a successor to the Restated Kimco Realty Corporation 2010 Equity Participation Plan (the "2010 Plan" and together with the 2020 Plan, the "Plan") that expired in March 2020. The 2020 Plan provided for a maximum of 10.0 million shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, LTIP Units, stock payments and deferred stock awards.

In April 2025, the Company's stockholders approved the 2025 Plan, which is the successor to the 2020 Plan. The 2025 Plan provides for a maximum of 17.5 million shares of the Company's common stock to be reserved for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, LTIP Units (including performance-based LTIP Units), stock payments and deferred stock awards. At December 31, 2025, the Company had 16.8 million shares of common stock available for issuance under the 2025 Plan.

The Company accounts for equity awards in accordance with FASB's Compensation – Stock Compensation guidance which requires that all share-based payments to employees, including grants of employee stock options, restricted stock, performance shares and LTIP Units, be recognized in the Consolidated Statements of Income over the service period based on their fair values. Fair value of restricted shares and Time-Based LTIP Units are calculated based on the Company's common stock closing share price on the date of grant. Fair value of performance awards and Performance-Based LTIP Units are determined using the Monte Carlo method, which is intended to estimate the fair value of the awards at the grant date. Granted Time-Based LTIP Units and Performance-Based LTIP Units do not have redemption rights into shares of Company common stock, but any OP Units into which LTIP Units may be converted are entitled to redemption rights.

The Company recognized expense associated with its equity awards of $33.2 million, $34.9 million and $33.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the Company had $37.7 million of total unrecognized compensation cost related to unvested stock compensation granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.4 years.

Stock Options

During 2025, 2024 and 2023, the Company did not grant any stock options. Cash received from options exercised under the 2010 Plan was $3.7 million for the year ended December 31, 2023.

Restricted Stock

Information with respect to restricted stock under the Plan for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Restricted stock outstanding as of January 1,	2,745,884	2,746,116	2,605,970
Granted (1)	716,070	872,150	893,880
Vested	(942,556)	(848,930)	(740,866)
Forfeited	(16,296)	(23,452)	(12,868)
Restricted stock outstanding as of December 31,	2,503,102	2,745,884	2,746,116

(1) The weighted-average grant date fair value for restricted stock issued during the years ended December 31, 2025, 2024 and 2023 were $20.08, $19.47 and $21.30, respectively.

Restricted shares have the same voting rights as the Company's common stock and are entitled to a cash dividend per share equal to the Company's common dividend which is taxable as ordinary income to the holder. For the years ended December 31, 2025, 2024 and 2023, the dividends paid on unvested restricted shares were $2.8 million, $3.0 million and $3.1 million, respectively.

Performance Shares

Information with respect to performance share awards under the Plan for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Performance share awards outstanding as of January 1,	908,890	989,860	1,004,040
Granted (1)	264,970	377,690	531,200
Vested (2)	(531,200)	(458,660)	(545,380)
Performance share awards outstanding as of December 31,	642,660	908,890	989,860

(1) The weighted-average grant date fair value for performance shares issued during the years ended December 31, 2025, 2024 and 2023 were $18.84, $18.14 and $42.61, respectively.
(2) For the years ended December 31, 2025, 2024 and 2023, the corresponding common stock equivalent of these vested awards were 0, 465,540 and 970,231 shares, respectively.

For the years ended December 31, 2025 and 2024, the Company issued 524,636 and 1,094,621 common shares, respectively, in connection with previously vested performance share awards, including performance dividend equivalent shares.

The significant assumptions underlying the determination of fair values using Monte Carlo simulations for these performance share awards granted during 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Stock price	$ 19.98	$ 19.53	$ 21.30
Dividend yield (1)	-	-	-
Risk-free interest rate	3.52%	4.39%	4.38%
Volatility (2)	26.07%	28.85%	44.89%
Term of the award (years)	2.67	2.87	2.87

(1) Total Shareholder Return, as used in the performance share awards computation, is measured based on cumulative dividend stock prices, as such a zero percent dividend yield is utilized.
(2) Volatility is based on the annualized standard deviation of the daily logarithmic returns on dividend-adjusted closing prices over the look-back period based on the term of the award.

Other

The Company maintains a 401(k)-retirement plan covering substantially all officers and employees, which permits participants to defer up to the maximum allowable amount determined by the Internal Revenue Service of their eligible compensation. This deferred compensation, together with Company matching contributions, which generally equal employee deferrals up to a maximum of 5% of their eligible compensation, is fully vested and funded as of December 31, 2025. The Company's contributions to the plan were $3.7 million, $3.4 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, during 2023, the Company provided a discretionary match in the amount of $3.9 million to all participants in the 401(k)-retirement plan.

The Company recognized severance costs associated with employee retirements and terminations during the years ended December 31, 2025, 2024 and 2023, of $7.1 million, $9.8 million (including $6.6 million of severance costs included in Merger charges on the Company's Consolidated Statements of Income), and $0.4 million, respectively.

Time-Based LTIP Units

Information with respect to Time-Based LTIP Units awards with time-based vesting requirements under the Plans for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Time-Based LTIP unit awards outstanding as of January 1,	120,700	-
Granted (1)	370,780	120,700
Vested	(48,772)	-
Time-Based LTIP unit awards outstanding as of December 31,	442,708	120,700

(1) The weighted average grant-date fair value for Time-Based LTIP Units issued during the years ended December 31, 2025 and 2024 was $20.08 and $19.47 per unit, respectively, which vest ratably over five years subject to continued employment. Compensation expense for these units is being recognized over a five-year period.

Granted Time-Based LTIP Units do not have direct redemption rights into shares of Company common stock, but any OP Units into which LTIP Units may be converted are entitled to redemption rights. The Time-Based LTIPs were valued based on the Company's common stock closing share price on the date of grant.

Performance-Based LTIP Units

Information with respect to Performance-Based LTIP Units under the Plans for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Performance-Based LTIP unit awards outstanding as of January 1,	474,611	-
Granted (1)	601,750	474,611
Performance-Based LTIP unit awards outstanding as of December 31,	1,076,361	474,611

(1) The weighted-average grant date fair value for Performance-Based LTIP Units issued during the years ended December 31, 2025 and 2024 was $9.42 and $9.07, respectively per unit.

Performance-Based LTIP Units are performance-based equity compensation pursuant to which participants have the opportunity to earn LTIP Units based on the total shareholder return of the Company's common shares relative to its peers, as defined, or based on other performance criteria as determined by the Board of Directors, over the defined performance period. Any Performance-Based LTIP Units that are earned vest at the end of the three-year performance period. Compensation expense for these units is recognized over the performance period.

The significant assumptions underlying the determination of fair values using Monte Carlo simulations for the Performance-Based LTIP Units granted during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Stock price	$ 19.98	$ 19.53
Dividend yield (1)	-	-
Risk-free interest rate	3.52%	4.39%
Volatility (2)	26.07%	28.85%
Term of the award (years)	2.67	2.87

(1) Total Shareholder Return, as used in the Performance-Based LTIP Unit computation, is measured based on cumulative dividend stock prices, and as such a zero percent dividend yield is utilized.
(2) Volatility is based on the annualized standard deviation of the daily logarithmic returns on dividend-adjusted closing prices over the look-back period based on the term of the award.

25. Income Taxes:

The Company elected to qualify as a REIT in accordance with the Code commencing with its taxable year which began January 1, 1992. To qualify as a REIT, the Company must meet several organizational and operational requirements, and is required to distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, the Company will be subject to federal income tax at regular corporate rates to the extent that it distributes for any year less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. Management intends to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate federal income tax, provided that dividends to its stockholders equal at least the amount of its REIT taxable income. If the Company were to fail to qualify as a REIT in any taxable year, it would be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and would not be permitted to elect REIT status for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state and local income taxes.

Reconciliation between GAAP Net Income and REIT Federal Taxable Income

The following table reconciles GAAP net income to adjusted REIT taxable income for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025 (Estimated)	2024 (Actual)	2023 (Actual)
GAAP net income attributable to the Company	$ 584,741	$ 410,785	$ 654,273
GAAP net (loss)/income attributable to TRSs	(988)	488	(30)
GAAP net income from REIT operations (1)	583,753	411,273	654,243
Federal income tax accrual	308	21,626	50,686
Net book depreciation in excess of tax depreciation	190,772	135,619	111,124
Deferred/prepaid/above-market and below-market rents, net	(53,504)	(39,310)	(30,740)
Fair market value debt amortization	(10,878)	(8,026)	(21,053)
Book/tax differences from executive compensation	19,063	30,018	31,169
Book/tax differences from equity awards	(199)	(3,224)	(7,157)
Book/tax differences from defined benefit plan	-	-	2,948
Book/tax differences from investments in and advances to real estate joint ventures	30,084	(8,229)	(20,271)
Book/tax differences from sale of properties and marketable equity securities	(53,609)	302,038	190,048
Book/tax differences from accounts receivable	4,177	4,634	(3,596)
Book adjustment to property carrying values and marketable equity securities	6,579	63	(24,206)
Taxable currency exchange gain/(loss), net	-	145	(2,585)
Tangible property regulation deduction	(8,000)	(89,869)	(55,551)
GAAP change in ownership of joint venture interests	(5,971)	-	-
Dividends from TRSs	3,836	6,662	13
Severance accrual	2,371	1,587	(724)
Other book/tax differences, net (2)	(897)	30,354	11,228
Adjusted REIT taxable income (3)	$ 707,885	$ 795,361	$ 885,576

Certain amounts in the prior periods have been reclassified to conform to the current year presentation in the table above.

(1) All adjustments to "GAAP net income from REIT operations" are net of amounts attributable to noncontrolling interests and TRSs.
(2) Includes merger related book/tax differences of $22.4 million and $3.4 million for the years ended December 31, 2024 and 2023, respectively.
(3) Includes designated long-term capital gain of $104.5 million and $241.2 million for the years ended December 31, 2024 and 2023, respectively, for which the Company elected to pay the associated corporate income taxes.

Characterization of Distributions

The following characterizes distributions paid for tax purposes for the years ended December 31, 2025, 2024 and 2023, (amounts in thousands):

	2025		2024		2023	
Preferred L Dividends						
Ordinary income	$ 11,291	99%	$ 7,755	68%	$ 11,432	100%
Capital gain	114	1%	3,650	32%	-	-
	$ 11,405	100%	$ 11,405	100%	$ 11,432	100%
Preferred M Dividends						
Ordinary income	$ 13,599	99%	$ 9,340	68%	$ 13,749	100%
Capital gain	137	1%	4,396	32%	-	-
	$ 13,736	100%	$ 13,736	100%	$ 13,749	100%
Preferred N Dividends						
Ordinary income	$ 5,016	99%	3,766	68%	-	-
Capital gain	51	1%	1,772	32%	-	-
	$ 5,067	100%	5,538	100%	-	-
Common Dividends						
Ordinary income	$ 667,907	98%	$ 443,473	68%	$ 622,885	99%
Capital gain	6,815	1%	208,693	32%	-	-
Return of capital	6,815	1%	-	-	6,292	1%
	$ 681,537	100%	$ 652,166	100%	$ 629,177	100%
Total dividends distributed for tax purposes	**$ 711,745**		**$ 682,845**		**$ 654,358**	

For the years ended December 31, 2024 and 2023, the Company elected to retain the proceeds from the sale of ACI stock for general corporate purposes in lieu of distributing to its shareholders. The long-term capital gain inherent in the undistributed proceeds is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company. The allocable share of the long-term capital gain and the federal tax credit was reported to direct holders of Kimco common shares, on Form 2439, and to others in year-end reporting documents issued by brokerage firms if Kimco shares are held in a brokerage account.

Taxable REIT Subsidiaries and Taxable Entities

The Company is subject to federal, state and local income taxes on income reported through its TRS activities, which include wholly-owned subsidiaries of the Company. The Company's TRSs include Kimco Realty Services II, Inc., Kimco Insurance Company, Weingarten Investments Inc., RPT Realty, Inc., Ramco TRS LLC, and the consolidated entity, Blue Ridge Real Estate Company/Big Boulder Corporation. On November 12, 2025, FNC Realty Corporation TRS was liquidated through its merger into FNC Legacy, LLC.

During 2024 and 2023, the Company sold shares of ACI common stock and recognized long-term capital gains for tax purposes of $288.7 million and $241.2 million, respectively. During 2024, the Company elected to retain the proceeds from the stock sales for general corporate purposes and, after applying available deductions, also retained net long-term capital gains of $108.2 million and paid corporate income tax on the taxable gain, in the amount of $26.1 million for federal and state income tax purposes. As a result, the Company paid federal income taxes of $21.9 million in January 2025. During 2023, the Company elected to retain the entire proceeds from these stock sales for general corporate purposes and pay corporate income tax on the related taxable gains. During 2023, the Company incurred federal taxes of $50.7 million and state and local taxes of $10.2 million. This undistributed long-term capital gain is allocated to, and reportable by, each shareholder, and each shareholder is also entitled to claim a federal income tax credit for its allocable share of the federal income tax paid by the Company.

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities. The Company's provision/(benefit) for income taxes relating to the Company for the years ended December 31, 2025, 2024 and 2023, are summarized as follows (in thousands):

	2025	2024	2023
TRSs and taxable entities	$ 2,177	$ 97	$ 83
REIT	(1,131)	25,320	60,869
Total tax provision	$ 1,046	$ 25,417	$ 60,952

Deferred Tax Assets, Liabilities and Valuation Allowances

Deferred tax assets and deferred tax liabilities are included in the captions Other assets and Other liabilities, respectively, on the Company's Consolidated Balance Sheets. The Company's deferred tax assets and liabilities at December 31, 2025 and 2024, were as follows (in thousands):

	2025	2024
Deferred tax assets:		
Tax/GAAP basis differences	$ 5,706	$ 6,423
Net operating losses (1)	9,761	8,775
Valuation allowance	(11,806)	(10,327)
Total deferred tax assets	3,661	4,871
Deferred tax liabilities	(5,890)	(6,181)
Net deferred tax liabilities	$ (2,229)	$ (1,310)

(1) At December 31, 2025, there were $2.0 million of net operating losses with expiration dates ranging from 2032 to 2035 and the remaining do not expire.

The major differences between the GAAP basis of accounting and the basis of accounting used for federal and state income tax reporting consist of depreciation and amortization, impairment charges recorded for GAAP purposes, but not recognized for tax purposes, rental revenue recognized on the straight-line method for GAAP, reserves for doubtful accounts, above-market and below-market lease amortization, differences in GAAP and tax basis of assets sold, and the period in which certain gains were recognized for tax purposes, but not yet recognized under GAAP.

Under GAAP a reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the evidence available, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Uncertain Tax Positions

As of December 31, 2025 and 2024, the Company had no accrual for uncertain tax positions and related interest under the provisions of the authoritative guidance that addresses accounting for income taxes. The Company does not believe that the total amount of unrecognized tax benefits as of December 31, 2025, will significantly increase within the next 12 months.

26. Captive Insurance Company:

In October 2007, the Company formed a wholly owned captive insurance company, KIC, which provides general liability insurance coverage for all losses below the deductible under the Company's third-party liability insurance policy. The Company created KIC as part of its overall risk management program and to stabilize its insurance costs, manage exposure and recoup expenses through the functions of the captive program. The Company capitalized KIC in accordance with the applicable regulatory requirements. KIC established annual premiums based on projections derived from the past loss experience of the Company's properties. KIC has engaged an independent third party to perform an actuarial estimate of future projected claims, related deductibles and projected expenses necessary to fund associated risk management programs. Premiums paid to KIC may be adjusted based on this estimate. Like premiums paid to third-party insurance companies, premiums paid to KIC may be reimbursed by tenants pursuant to specific lease terms. KIC assumes occurrence basis general liability coverage (not including casualty loss or business interruption) for the Company and its affiliates under the terms of a reinsurance agreement entered into by KIC and the reinsurance provider.

From October 1, 2007 through December 31, 2025, KIC assumes 100% of the first $250,000 per occurrence risk layer. This coverage is subject to annual aggregates ranging between $7.8 million and $20.6 million per policy year. The annual aggregate is adjustable based on the amount of audited square footage of the insureds' locations and can be adjusted for subsequent program years. Defense costs erode the stated policy limits. KIC is required to pay the reinsurance provider for unallocated loss adjustment expenses an amount ranging between 8.0% and 12.2% of incurred losses for the policy periods ending September 30, 2008 through February 1, 2021. Beginning February 1, 2021 through February 1, 2026, unallocated loss adjustment expenses are billed on a fee per claim basis ranging between $53 and $1,782 based on the claim type. These amounts do not erode the Company's per occurrence or aggregate limits.

As of December 31, 2025, the Company maintained letters of credit in the amount of $29.2 million issued in favor of the reinsurance provider to provide security for the Company's obligations under its agreements with the reinsurance providers.

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2025 and 2024 is summarized as follows (in thousands):

	2025	2024
Balance at the beginning of the year	$ 22,228	$ 20,883
Incurred related to:		
Current year	8,598	7,526
Prior years (1)	1,617	1,689
Total incurred	10,215	9,215
Paid related to:		
Current year	(999)	(956)
Prior years	(6,971)	(6,914)
Total paid	(7,970)	(7,870)
Balance at the end of the year	$ 24,473	$ 22,228

(1) Relates to changes in estimates in insured events in the prior years, incurred losses and loss adjustment expenses.

27. Accumulated Other Comprehensive Income ("AOCI"):

The following table presents the change in the components of AOCI for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Defined Benefit Plan	Cash Flow Hedges for Interest Payments	Cash Flow Hedges for Interest Payments of Unconsolidated Investee	Total
Balance as of January 1, 2023	$ 10,581	$ -	$ -	$ 10,581
Other comprehensive income before reclassifications	267	-	3,329	3,596
Amounts reclassified from AOCI	(10,848)	-	-	(10,848)
Net current-period other comprehensive (loss)/income	(10,581)	-	3,329	(7,252)
Balance as of December 31, 2023	-	-	3,329	3,329
Other comprehensive income before reclassifications	-	16,585	3,929	20,514
Amounts reclassified from AOCI	-	(9,346)	(3,459)	(12,805)
Net current-period other comprehensive income	-	7,239	470	7,709
Balance as of December 31, 2024	-	7,239	3,799	11,038
Other comprehensive loss before reclassifications	-	(11,338)	(1,910)	(13,248)
Amounts reclassified from AOCI	-	(4,471)	(2,111)	(6,582)
Net current-period other comprehensive loss	-	(15,809)	(4,021)	(19,830)
Balance as of December 31, 2025	$ -	$ (8,570)	$ (222)	$ (8,792)

On the Company's Consolidated Statements of Income, unrealized gains and losses reclassified from AOCI related to (i) settlement of defined benefit plan which is included in Other income, net, (ii) cash flow hedges for interest payments which are included in Interest expense and (iii) cash flow hedges for interest payments of unconsolidated investee which are included in Equity in income of joint ventures, net.

Defined Benefit Plan

In August 2021, the Company assumed sponsorship of Weingarten Realty Investors' noncontributory qualified cash balance retirement plan ("the Benefit Plan") in connection with the merger with Weingarten Realty Investors. The Benefit Plan was frozen as of the date of the merger and subsequently terminated as of December 31, 2021. On March 28, 2023, the IRS issued a favorable determination letter for the termination of the Benefit Plan. As a result, the Company elected to settle the Benefit Plan's obligations through third-party annuity payments, lump sum distributions and direct rollover of funds in an Individual Retirement Account ("IRA Rollovers") based on elections made by the Benefit Plan's participants.

During 2023, the Benefit Plan's obligations were settled through third-party annuity contracts, lump sum distributions and IRA Rollovers. In addition, during 2023, the Benefit Plan transferred excess assets with a value of $3.9 million to the qualified replacement plan managed by the Company and reverted excess assets with a value of $11.0 million to the Company. Upon the liquidation of the Benefit Plan, the Company realized $10.8 million of settlement gains during the year ended December 31, 2023, which are included in Other income, net on the Company's Consolidated Statements of Income and were previously included in Accumulated other comprehensive income on the Company's Consolidated Balance Sheets. In addition, the Company incurred excise taxes of $2.2 million resulting from the pension reversion of excess pension plan assets during the year ended December 31, 2023, which are included in Other income, net on the Company's Consolidated Statements of Income.

The components of net periodic benefit income, included in Other income, net in the Company's Consolidated Statements of Income for the year ended December 31, 2023 are as follows (in thousands):

		2023
Interest cost	$	(982)
Expected return on plan assets		1,221
Amortization of net gain		-
Settlement gain		10,848
Total	$	11,087

28. Earnings Per Share/Unit:

The following table sets forth the reconciliation of earnings and the weighted-average number of shares used in the calculation of basic and diluted earnings per share (amounts presented in thousands, except per share data):

	For the Year Ended December 31,					
		2025		2024		2023
Computation of Basic and Diluted Earnings Per Share:						
Net income available to the Company's common shareholders	$	554,430	$	375,718	$	629,252
Change in redeemable noncontrolling interests' carrying amount		(732)		(1,691)		2,323
Earnings attributable to participating securities		(2,525)		(2,766)		(2,819)
Net income available to the Company's common shareholders for basic earnings per share		551,173		371,261		628,756
Distributions on convertible units		36		-		53
Net income available to the Company's common shareholders for diluted earnings per share	$	551,209	$	371,261	$	628,809
Weighted average common shares outstanding – basic		675,050		671,561		616,947
Effect of dilutive securities (1):						
Equity awards		138		523		1,132
Assumed conversion of convertible units		91		52		120
Weighted average common shares outstanding – diluted		675,279		672,136		618,199
Net income available to the Company's common shareholders:						
Basic earnings per share	$	0.82	$	0.55	$	1.02
Diluted earnings per share	$	0.82	$	0.55	$	1.02

(1) The effect of the assumed conversion of certain convertible units/preferred shares had an anti-dilutive effect upon the calculation of Net income available to the Company's common shareholders per share. Accordingly, the impact of such conversions has not been included in the determination of diluted earnings per share calculations.

The following table sets forth the reconciliation of Kimco OP's earnings and the weighted-average number of units used in the calculation of basic and diluted earnings per unit (amounts presented in thousands except per unit data):

	For the Year Ended December 31,		
	2025	2024	2023
Computation of Basic and Diluted Earnings Per Unit:			
Net income available to Kimco OP's common unitholders	$ 555,604	$ 376,373	$ 629,252
Change in redeemable noncontrolling interests' carrying amount	(732)	(1,691)	2,323
Earnings attributable to participating securities	(2,861)	(2,883)	(2,819)
Net income available to Kimco OP's common unitholders for basic earnings per unit	552,011	371,799	628,756
Distributions on convertible units	36	-	53
Net income available to Kimco OP's common shareholders for diluted earnings per unit	$ 552,047	$ 371,799	$ 628,809
Weighted average common units outstanding – basic	676,042	672,512	616,947
Effect of dilutive securities (1):			
Equity awards	138	523	1,132
Assumed conversion of convertible units	90	51	120
Weighted average common units outstanding – diluted	676,270	673,086	618,199
Net income available to Kimco OP's common unitholders:			
Basic earnings per unit	$ 0.82	$ 0.55	$ 1.02
Diluted earnings per unit	$ 0.82	$ 0.55	$ 1.02

(1) The effect of the assumed conversion of certain convertible units/preferred units had an anti-dilutive effect upon the calculation of Net income available to Kimco OP's common unitholders per unit. Accordingly, the impact of such conversions has not been included in the determination of diluted earnings per unit calculations.

The Company's unvested restricted share/unit awards contain non-forfeitable rights to distributions or distribution equivalents. The impact of the unvested restricted share/unit awards on earnings per share/unit has been calculated using the two-class method whereby earnings are allocated to the unvested restricted share/unit awards based on dividends declared and the unvested restricted shares/units' participation rights in undistributed earnings.

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2025, 2024 and 2023
(in thousands)

	Balance at beginning of period	Charged to expenses	Adjustments to valuation accounts	Deductions	Balance at end of period
Year Ended December 31, 2025					
Allowance for uncollectable accounts (1)	$ 6,571	$ -	$ (351)	$ -	$ 6,220
Allowance for deferred tax asset	$ 10,327	$ -	$ 1,479	$ -	$ 11,806
Year Ended December 31, 2024					
Allowance for uncollectable accounts (1)	$ 4,528	$ -	$ 2,043	$ -	$ 6,571
Allowance for deferred tax asset	$ 3,776	$ -	$ 6,551	$ -	$ 10,327
Year Ended December 31, 2023					
Allowance for uncollectable accounts (1)	$ 6,982	$ -	$ -	$ (2,454)	$ 4,528
Allowance for deferred tax asset	$ -	$ -	$ 3,776	$ -	$ 3,776

(1) Includes allowances on accounts receivable and straight-line rents.

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

DESCRIPTION	State	INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
		LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
SHOPPING CENTERS											
ARCADIA BILTMORE PLAZA	AZ	$ 850	$ 1,212	$ 108	$ 850	$ 1,319	$ 2,169	$ 399	$ 1,770	$ -	2021(A)
BELL CAMINO CENTER	AZ	2,427	6,439	1,252	2,427	7,691	10,117	3,430	6,687	-	2012(A)
BELL CAMINO-SAFEWAY PARCEL	AZ	1,104	4,574	-	1,104	4,574	5,678	933	4,745	-	2019(A)
BROADWAY MARKETPLACE	AZ	3,517	10,303	3,191	3,517	13,495	17,012	1,866	15,146	-	2021(A)
CAMELBACK MILLER PLAZA	AZ	6,236	29,230	1,194	6,236	30,425	36,661	5,709	30,952	-	2021(A)
CAMELBACK VILLAGE SQUARE	AZ	-	13,038	725	-	13,764	13,764	3,096	10,668	-	2021(A)
CHRISTOWN SPECTRUM	AZ	33,831	91,004	29,779	76,638	77,974	154,612	25,114	129,498	-	2015(A)
COLLEGE PARK SHOPPING CENTER	AZ	3,277	7,741	1,042	3,277	8,784	12,061	3,965	8,096	-	2011(A)
DESERT VILLAGE	AZ	6,465	22,025	347	6,465	22,373	28,838	4,280	24,558	-	2021(A)
ENTRADA DE ORO PLAZA	AZ	5,700	11,044	154	5,700	11,198	16,898	2,519	14,379	-	2021(A)
FOUNTAIN PLAZA	AZ	4,794	20,373	279	4,794	20,652	25,446	3,225	22,221	-	2021(A)
MADERA VILLAGE	AZ	3,980	8,110	1,303	3,980	9,413	13,393	1,828	11,565	-	2021(A)
MADISON VILLAGE MARKETPLACE	AZ	4,090	18,343	430	4,090	18,772	22,862	2,936	19,926	-	2021(A)
MESA RIVERVIEW	AZ	15,000	-	151,533	308	166,225	166,533	83,612	82,921	-	2005(C)
METRO SQUARE	AZ	4,101	16,411	3,713	4,101	20,124	24,225	13,665	10,560	-	1998(A)
MONTE VISTA VILLAGE CENTER	AZ	4,064	8,344	841	4,064	9,185	13,249	1,709	11,540	-	2021(A)
NORTH VALLEY	AZ	6,862	18,201	14,593	4,796	34,861	39,657	10,512	29,145	-	2011(A)
PLAZA AT MOUNTAINSIDE	AZ	2,450	9,802	2,785	2,450	12,587	15,037	8,968	6,069	-	1997(A)
PLAZA DEL SOL	AZ	5,325	21,270	3,365	4,578	25,382	29,960	13,355	16,605	-	1998(A)
PUEBLO ANOZIRA	AZ	7,734	27,063	864	7,734	27,926	35,660	5,050	30,610	-	2021(A)
RAINTREE RANCH CENTER	AZ	7,720	30,743	(10)	7,720	30,733	38,453	4,895	33,558	-	2021(A)
RED MOUNTAIN GATEWAY	AZ	4,653	10,410	4,199	4,653	14,610	19,263	2,071	17,192	-	2021(A)
SCOTTSDALE HORIZON	AZ	8,191	36,728	1,830	8,191	38,558	46,749	6,233	40,516	-	2021(A)
SCOTTSDALE WATERFRONT	AZ	15,872	30,112	(182)	15,872	29,929	45,801	6,166	39,635	-	2021(A)
SHOPPES AT BEARS PATH	AZ	3,445	2,874	421	3,445	3,295	6,740	616	6,124	-	2021(A)
SQUAW PEAK PLAZA	AZ	2,515	17,021	(179)	2,515	16,842	19,357	2,682	16,675	-	2021(A)
VILLAGE CROSSROADS	AZ	5,663	24,981	2,201	5,663	27,182	32,845	10,340	22,505	-	2011(A)
280 METRO CENTER	CA	38,735	94,903	(1,256)	38,735	93,647	132,382	26,550	105,832	-	2015(A)
580 MARKET PLACE	CA	12,769	48,768	303	12,769	49,072	61,841	7,072	54,769	-	2021(A)
8000 SUNSET STRIP S.C.	CA	43,012	85,115	6,387	43,012	91,502	134,514	15,188	119,326	-	2021(A)
AAA BUILDING AT STEVENS CREEK	CA	1,661	3,114	-	1,661	3,114	4,775	554	4,221	-	2021(A)
ANAHEIM PLAZA	CA	34,228	73,765	11,968	34,228	85,733	119,961	15,541	104,420	-	2021(A)
BLACK MOUNTAIN VILLAGE	CA	4,678	11,913	2,491	4,678	14,405	19,083	7,059	12,024	-	2007(A)
BROOKHURST CENTER	CA	10,493	31,358	5,976	22,300	25,528	47,828	8,298	39,530	-	2016(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
BROOKVALE SHOPPING CENTER	CA	14,050	19,771	1,514	14,050	21,286	35,336	5,180	30,156	-	2021(A)
CAMBRIAN PARK PLAZA	CA	41,258	2,015	4,062	41,258	6,077	47,335	731	46,604	-	2021(A)
CENTERWOOD PLAZA	CA	10,981	10,702	252	10,981	10,954	21,935	2,033	19,902	-	2021(A)
CHICO CROSSROADS	CA	9,976	30,535	(1,388)	7,905	31,218	39,123	13,420	25,703	-	2008(A)
CHINO HILLS MARKETPLACE	CA	17,702	72,529	1,977	17,702	74,506	92,208	12,977	79,231	-	2021(A)
CITY HEIGHTS	CA	10,687	28,325	(317)	13,909	24,785	38,694	8,247	30,447	-	2012(A)
CORONA HILLS PLAZA	CA	13,361	53,373	13,616	13,361	66,989	80,350	47,691	32,659	-	1998(A)
COSTCO PLAZA - 541	CA	4,996	19,983	(619)	4,996	19,364	24,360	14,357	10,003	-	1998(A)
CREEKSIDE CENTER	CA	3,871	11,563	3,343	5,154	13,623	18,777	3,675	15,102	-	2016(A)
CROCKER RANCH	CA	7,526	24,878	220	7,526	25,097	32,623	7,588	25,035	-	2015(A)
CUPERTINO VILLAGE	CA	19,886	46,535	30,015	19,886	76,550	96,436	30,631	65,805	-	2006(A)
EL CAMINO PROMENADE	CA	7,372	37,592	5,271	7,372	42,863	50,235	7,746	42,489	-	2021(A)
FREEDOM CENTRE	CA	8,933	18,622	(101)	8,933	18,521	27,454	3,130	24,324	-	2021(A)
FULTON MARKET PLACE	CA	2,966	6,921	17,406	6,280	21,013	27,293	7,734	19,559	-	2005(A)
GATEWAY AT DONNER PASS	CA	4,516	8,319	15,169	8,759	19,245	28,004	4,924	23,080	-	2015(A)
GATEWAY PLAZA	CA	18,372	65,851	639	18,372	66,489	84,861	9,799	75,062	22,149	2021(A)
GREENHOUSE MARKETPLACE	CA	10,976	27,721	(340)	10,976	27,381	38,357	4,548	33,809	-	2021(A)
GREENHOUSE MARKETPLACE II	CA	5,346	7,188	(756)	5,346	6,432	11,778	640	11,138	-	2021(A)
KENNETH HAHN PLAZA	CA	4,115	7,661	(79)	-	11,696	11,696	6,345	5,351	-	2010(A)
LA MIRADA THEATRE CENTER	CA	8,817	35,260	829	6,889	38,017	44,906	27,170	17,736	-	1998(A)
LA VERNE TOWN CENTER	CA	8,414	23,856	14,487	16,362	30,395	46,757	10,115	36,642	-	2014(A)
LABAND VILLAGE SHOPPING CENTER	CA	5,600	13,289	(684)	5,607	12,598	18,205	7,592	10,613	-	2008(A)
LAKEWOOD PLAZA	CA	1,294	3,669	(628)	-	4,335	4,335	1,304	3,031	-	2014(A)
LAKEWOOD VILLAGE	CA	8,597	24,375	(309)	11,683	20,981	32,664	7,634	25,030	-	2014(A)
LARWIN SQUARE SHOPPING CENTER	CA	17,234	39,731	7,166	17,234	46,897	64,131	7,074	57,057	-	2023(A)
LINCOLN HILLS TOWN CENTER	CA	8,229	26,127	775	8,229	26,903	35,132	9,541	25,591	-	2015(A)
LINDA MAR SHOPPING CENTER	CA	16,549	37,521	3,407	16,549	40,929	57,478	12,860	44,618	-	2014(A)
MADISON PLAZA	CA	5,874	23,476	4,938	5,874	28,414	34,288	18,727	15,561	-	1998(A)
MARINA VILLAGE	CA	14,108	27,414	7,934	14,108	35,349	49,457	6,980	42,477	-	2023(A)
NORTH COUNTY PLAZA	CA	10,205	28,934	2,124	20,895	20,368	41,263	6,723	34,540	-	2014(A)
NOVATO FAIR S.C.	CA	9,260	15,600	1,141	9,260	16,740	26,000	8,072	17,928	-	2009(A)
ON THE CORNER AT STEVENS CREEK	CA	1,825	4,641	(30)	1,825	4,611	6,436	630	5,806	-	2021(A)
PLAZA DI NORTHRIDGE	CA	12,900	40,575	5,244	12,900	45,819	58,719	21,264	37,455	-	2005(A)
POWAY CITY CENTRE	CA	5,855	13,792	15,527	7,248	27,926	35,174	12,962	22,212	-	2005(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
RANCHO PENASQUITOS TOWNE CTR I	CA	14,852	20,342	1,032	14,852	21,373	36,225	6,588	29,637	-	2015(A)
RANCHO PENASQUITOS TWN CTR II	CA	12,945	20,324	1,043	12,945	21,367	34,312	6,550	27,762	-	2015(A)
RANCHO PENASQUITOS-VONS PROP.	CA	2,918	9,146	-	2,918	9,146	12,064	1,737	10,327	-	2019(A)
RANCHO SAN MARCOS VILLAGE	CA	9,050	29,357	8,275	9,483	37,199	46,682	4,838	41,844	-	2021(A)
REDWOOD CITY PLAZA	CA	2,552	6,215	5,901	2,552	12,116	14,668	4,503	10,165	-	2009(A)
SAN DIEGO CARMEL MOUNTAIN	CA	5,323	8,874	(1,859)	5,323	7,015	12,338	3,006	9,332	-	2009(A)
SAN MARCOS PLAZA	CA	1,883	12,044	1,976	1,883	14,020	15,903	1,810	14,093	-	2021(A)
SANTEE TROLLEY SQUARE	CA	40,209	62,964	2,825	40,209	65,789	105,998	26,307	79,691	-	2015(A)
SILVER CREEK PLAZA	CA	33,541	53,176	1,165	33,541	54,342	87,883	8,748	79,135	-	2021(A)
SOUTH NAPA MARKET PLACE	CA	1,100	22,159	21,953	23,119	22,093	45,212	15,006	30,206	-	2006(A)
SOUTHAMPTON CENTER	CA	10,289	64,096	772	10,289	64,868	75,157	8,981	66,176	19,014	2021(A)
STANFORD RANCH	CA	10,584	30,007	2,842	9,983	33,450	43,433	8,877	34,556	-	2014(A)
STEVENS CREEK CENTRAL S.C.	CA	41,818	45,886	881	41,818	46,767	88,585	9,865	78,720	-	2021(A)
STONY POINT PLAZA	CA	10,361	38,054	201	10,361	38,254	48,615	6,620	41,995	-	2021(A)
TRUCKEE CROSSROADS	CA	2,140	28,325	(18,465)	2,140	9,860	12,000	6,492	5,508	-	2006(A)
TUSTIN HEIGHTS SHOPPING CENTER	CA	16,745	30,953	6,083	16,775	37,006	53,781	5,977	47,804	-	2023(A)
WESTLAKE SHOPPING CENTER	CA	16,174	64,819	124,115	24,098	181,011	205,109	78,648	126,461	-	2002(A)
WESTMINSTER CENTER	CA	60,428	64,973	930	60,428	65,904	126,332	13,547	112,785	45,544	2021(A)
WHITTWOOD TOWN CENTER	CA	57,136	105,815	5,732	57,139	111,544	168,683	33,149	135,534	-	2017(A)
CROSSING AT STONEGATE	CO	11,909	33,111	718	11,680	34,057	45,737	5,772	39,965	-	2021(A)
DENVER WEST 38TH STREET	CO	161	647	632	161	1,279	1,440	794	646	-	1998(A)
EAST BANK S.C.	CO	1,501	6,180	8,416	1,501	14,596	16,097	6,240	9,857	-	1998(A)
EDGEWATER MARKETPLACE	CO	7,807	32,706	635	7,807	33,341	41,148	5,628	35,520	-	2021(A)
ENGLEWOOD PLAZA	CO	806	3,233	1,581	806	4,814	5,620	2,935	2,685	-	1998(A)
FRONT RANGE VILLAGE	CO	16,634	122,714	(1,295)	16,634	121,418	138,052	13,577	124,475	-	2024(A)
GREELEY COMMONS	CO	3,313	20,070	3,913	3,313	23,983	27,296	7,802	19,494	-	2012(A)
HERITAGE WEST S.C.	CO	1,527	6,124	3,644	1,527	9,768	11,295	6,453	4,842	-	1998(A)
HIGHLANDS RANCH II	CO	3,515	11,756	2,191	3,515	13,947	17,462	5,286	12,176	-	2013(A)
HIGHLANDS RANCH VILLAGE S.C.	CO	8,135	21,580	2,083	5,337	26,461	31,798	8,978	22,820	-	2011(A)
LOWRY TOWN CENTER	CO	3,271	32,685	1,174	3,271	33,859	37,130	5,026	32,104	-	2021(A)
MARKET AT SOUTHPARK	CO	9,783	20,780	7,189	9,783	27,968	37,751	10,302	27,449	-	2011(A)
NORTHRIDGE SHOPPING CENTER	CO	4,933	16,496	10,029	8,934	22,524	31,458	8,845	22,613	-	2013(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
QUINCY PLACE S.C.	CO	1,148	4,608	3,272	1,148	7,880	9,028	5,306	3,722	-	1998(A)
RIVER POINT AT SHERIDAN	CO	13,223	30,444	2,864	12,331	34,200	46,531	8,315	38,216	-	2021(A)
RIVER POINT AT SHERIDAN II	CO	1,255	4,231	-	1,255	4,231	5,486	741	4,745	-	2021(A)
VILLAGE CENTER - HIGHLAND RANCH	CO	1,140	2,660	284	1,140	2,944	4,084	879	3,205	-	2014(A)
VILLAGE CENTER WEST	CO	2,011	8,361	1,368	2,011	9,729	11,740	3,093	8,647	-	2011(A)
VILLAGE ON THE PARK	CO	2,194	8,886	22,263	3,018	30,325	33,343	11,312	22,031	-	1998(A)
BRIGHT HORIZONS	CT	1,212	4,611	168	1,212	4,779	5,991	1,905	4,086	-	2012(A)
HAMDEN MART	CT	13,668	40,890	4,802	14,226	45,134	59,360	12,933	46,427	16,147	2016(A)
HOME DEPOT PLAZA	CT	7,705	30,798	4,163	7,705	34,960	42,665	24,394	18,271	-	1998(A)
NEWTOWN S.C.	CT	-	15,635	555	-	16,189	16,189	4,476	11,713	-	2014(A)
WEST FARM SHOPPING CENTER	CT	5,806	23,348	21,068	7,585	42,637	50,222	26,809	23,413	-	1998(A)
WILTON CAMPUS	CT	10,169	31,893	493	10,169	32,386	42,555	8,678	33,877	-	2013(A)
WILTON RIVER PARK SHOPPING CTR	CT	7,155	27,509	2,095	7,155	29,604	36,759	9,930	26,829	-	2012(A)
BRANDYWINE COMMONS	DE	-	36,057	(394)	-	35,663	35,663	11,583	24,080	-	2014(A)
ARGYLE VILLAGE	FL	5,228	36,814	288	5,228	37,101	42,329	6,743	35,586	-	2021(A)
BELMART PLAZA	FL	1,656	3,394	6,088	1,656	9,482	11,138	2,706	8,432	-	2014(A)
BOCA LYONS PLAZA	FL	13,280	37,751	240	13,280	37,990	51,270	6,162	45,108	-	2021(A)
CAMINO SQUARE	FL	574	2,296	977	1,675	2,172	3,847	129	3,718	-	1992(A)
CARROLLWOOD COMMONS	FL	5,220	16,884	6,457	5,220	23,340	28,560	14,001	14,559	-	1997(A)
CENTER AT MISSOURI AVENUE	FL	294	792	6,848	294	7,640	7,934	2,883	5,051	-	1968(C)
CHEVRON OUTPARCEL	FL	531	1,253	-	531	1,253	1,784	530	1,254	-	2010(A)
COLONIAL PLAZA	FL	25,516	54,604	4,039	25,516	58,642	84,158	13,202	70,956	-	2021(A)
CORAL POINTE S.C.	FL	2,412	20,508	1,126	2,412	21,634	24,046	6,238	17,808	-	2015(A)
CORAL SQUARE PROMENADE	FL	710	2,843	3,742	710	6,586	7,296	4,874	2,422	-	1994(A)
CORSICA SQUARE S.C.	FL	7,225	10,757	401	7,225	11,158	18,383	3,863	14,520	-	2015(A)
COUNTRYSIDE CENTRE	FL	11,116	41,581	2,712	11,116	44,293	55,409	7,507	47,902	-	2021(A)
CURLEW CROSSING SHOPPING CTR	FL	5,316	12,529	878	3,312	15,411	18,723	8,588	10,135	-	2005(A)
CYPRESS POINT	FL	4,680	24,662	19	4,680	24,682	29,362	2,724	26,638	-	2024(A)
DANIA POINTE	FL	105,113	-	36,313	25,974	115,452	141,426	19,422	122,004	-	2016(C)
DANIA POINTE - PHASE II	FL	-	-	296,476	27,182	269,295	296,477	34,797	261,680	-	2016(C)
EMBASSY LAKES	FL	6,565	18,104	1,294	6,565	19,398	25,963	2,952	23,011	-	2021(A)
FLAGLER PARK	FL	26,163	80,737	6,657	26,725	86,832	113,557	37,339	76,218	-	2007(A)
FT LAUDERDALE #1, FL	FL	1,003	2,602	19,263	1,774	21,094	22,868	14,009	8,859	-	1974(C)
FT. LAUDERDALE/CYPRESS CREEK	FL	14,259	28,042	5,869	14,259	33,912	48,171	21,802	26,369	-	2009(A)
GRAND OAKS VILLAGE	FL	7,409	19,654	1,008	5,846	22,225	28,071	7,962	20,109	-	2011(A)
GROVE GATE S.C.	FL	366	1,049	793	366	1,842	2,208	1,720	488	-	1968(C)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	DATE OF ACQUISITION(A) CONSTRUCTION (C)
HIGHLAND LAKES PLAZA	FL	2,677	9,660	5,284	2,677	14,943	17,620	1,022	16,598	-	2024(A)
IVES DAIRY CROSSING	FL	733	4,080	12,132	721	16,224	16,945	11,996	4,949	-	1985(A)
KENDALE LAKES PLAZA	FL	18,491	28,496	(1,196)	15,362	30,429	45,791	12,410	33,381	-	2009(A)
LARGO PLAZA	FL	23,571	63,604	3,615	23,571	67,220	90,791	13,554	77,237	-	2021(A)
MAPLEWOOD PLAZA	FL	1,649	6,626	2,059	1,649	8,686	10,335	5,738	4,597	-	1997(A)
MARATHON SHOPPING CENTER	FL	2,413	8,069	4,705	1,515	13,672	15,187	3,308	11,879	-	2013(A)
MARKETPLACE OF DELRAY	FL	13,941	24,638	2,335	13,941	26,972	40,913	3,726	37,187	-	2024(A)
MARKETS AT TOWN CENTER	FL	22,489	92,066	224	22,489	92,289	114,778	6,790	107,988	-	2025(A)
MERCHANTS WALK	FL	2,581	10,366	11,479	2,581	21,845	24,426	14,599	9,827	-	2001(A)
MILLENIA PLAZA PHASE II	FL	7,711	20,703	6,238	7,698	26,955	34,653	13,737	20,916	-	2009(A)
MILLER ROAD S.C.	FL	1,138	4,552	4,877	1,138	9,429	10,567	6,791	3,776	-	1986(A)
MILLER WEST PLAZA	FL	6,726	10,661	866	6,726	11,527	18,253	3,542	14,711	-	2015(A)
MISSION BELL SHOPPING CENTER	FL	5,056	11,843	8,971	5,067	20,803	25,870	9,816	16,054	-	2004(A)
NASA PLAZA	FL	-	1,754	5,639	-	7,393	7,393	5,671	1,722	-	1968(C)
OAKWOOD BUSINESS CTR-BLDG 1	FL	6,793	18,663	5,352	6,793	24,014	30,807	10,846	19,961	-	2009(A)
OAKWOOD PLAZA NORTH	FL	35,301	141,731	4,766	35,301	146,497	181,798	35,906	145,892	-	2016(A)
OAKWOOD PLAZA SOUTH	FL	11,127	40,592	985	11,127	41,577	52,704	19,021	33,683	-	2016(A)
PALMS AT TOWN & COUNTRY	FL	30,137	94,674	7,076	30,137	101,749	131,886	22,535	109,351	-	2021(A)
PALMS AT TOWN & COUNTRY LIFESTYLE	FL	26,597	92,088	1,625	26,597	93,713	120,310	14,671	105,639	-	2021(A)
PARK HILL PLAZA	FL	10,764	19,264	2,244	10,764	21,507	32,271	8,114	24,157	-	2011(A)
PARKWAY SHOPS	FL	4,774	18,461	72	4,774	18,532	23,306	1,789	21,517	-	2024(A)
PHILLIPS CROSSING	FL	-	53,536	(14)	-	53,522	53,522	9,569	43,953	-	2021(A)
PLANTATION CROSSING	FL	2,782	8,077	3,256	2,782	11,333	14,115	3,290	10,825	-	2017(A)
POMPANO POINTE S.C.	FL	10,517	14,356	686	10,517	15,042	25,559	4,149	21,410	-	2012(A)
RENAISSANCE CENTER	FL	9,104	36,541	47,877	9,123	84,399	93,522	31,039	62,483	-	1998(A)
RIVERPLACE SHOPPING CTR.	FL	7,503	31,011	3,909	7,200	35,223	42,423	14,162	28,261	-	2010(A)
RIVERSIDE LANDINGS S.C.	FL	3,512	14,440	1,006	3,512	15,445	18,957	4,500	14,457	-	2015(A)
RIVER CITY MARKETPLACE	FL	26,970	115,484	4,189	26,970	119,672	146,642	15,719	130,923	-	2024(A)
SEA RANCH CENTRE	FL	3,298	21,259	469	3,298	21,728	25,026	3,441	21,585	-	2021(A)
SHOPPES AT DEERFIELD	FL	19,069	69,485	6,116	19,069	75,601	94,670	11,824	82,846	-	2021(A)
SHOPPES AT DEERFIELD II	FL	788	6,388	252	788	6,640	7,428	879	6,549	-	2021(A)
SHOPS AT SANTA BARBARA PHASE 1	FL	743	5,374	309	743	5,683	6,426	1,747	4,679	-	2015(A)
SHOPS AT SANTA BARBARA PHASE 2	FL	332	2,489	34	332	2,522	2,854	748	2,106	-	2015(A)
SHOPS AT SANTA BARBARA PHASE 3	FL	330	2,359	39	330	2,398	2,728	656	2,072	-	2015(A)
SODO S.C.	FL	-	68,139	9,553	142	77,550	77,692	30,787	46,905	-	2008(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
SOUTH MIAMI S.C.	FL	1,280	5,134	3,983	1,280	9,117	10,397	6,932	3,465	-	1995(A)
SUNSET 19 S.C.	FL	12,460	55,354	50	12,460	55,405	67,865	10,468	57,397	-	2021(A)
TJ MAXX PLAZA	FL	10,341	38,660	1,235	10,341	39,895	50,236	6,246	43,990	-	2021(A)
TRI-CITY PLAZA	FL	2,832	11,329	24,385	2,832	35,714	38,546	12,296	26,250	-	1992(A)
TUTTLEBEE PLAZA	FL	255	828	3,300	255	4,128	4,383	2,850	1,533	-	2008(A)
UNIVERSITY TOWN CENTER	FL	5,515	13,041	1,504	5,515	14,544	20,059	5,832	14,227	-	2011(A)
VILLAGE COMMONS S.C.	FL	2,026	5,106	1,892	2,026	6,998	9,024	2,585	6,439	-	2013(A)
VILLAGE COMMONS SHOPPING CENTER	FL	2,192	8,774	8,122	2,192	16,897	19,089	9,919	9,170	-	1998(A)
VILLAGE GREEN CENTER	FL	11,405	13,466	307	11,405	13,773	25,178	3,311	21,867	15,886	2021(A)
VIZCAYA SQUARE	FL	5,773	20,965	629	5,773	21,593	27,366	4,083	23,283	-	2021(A)
WATERFORD LAKES TOWN CENTER	FL	51,669	272,462	14,790	51,669	287,252	338,921	23,495	315,426	160,071	2024(A)
WELLINGTON GREEN COMMONS	FL	19,528	32,521	(336)	19,528	32,186	51,714	6,032	45,682	13,020	2021(A)
WELLINGTON GREEN PAD SITES	FL	3,854	1,777	3,269	3,854	5,046	8,900	610	8,290	-	2021(A)
WEST BROWARD S.C.	FL	4,600	15,372	11,952	4,600	27,324	31,924	4,553	27,371	-	2024(A)
WINN DIXIE-MIAMI	FL	2,990	9,410	(33)	3,544	8,823	12,367	2,654	9,713	-	2013(A)
WINTER PARK CORNERS	FL	5,191	42,530	434	5,191	42,964	48,155	6,630	41,525	-	2021(A)
VILLAGE LAKES S.C.	FL	6,583	17,369	623	6,583	17,992	24,575	2,025	22,550	-	2024(A)
BRAELINN VILLAGE	GA	7,315	20,739	2,168	3,731	26,492	30,223	7,640	22,583	-	2014(A)
BROWNSVILLE COMMONS	GA	593	5,488	113	593	5,602	6,195	823	5,372	-	2021(A)
CAMP CREEK MARKETPLACE II	GA	4,441	38,596	1,343	4,441	39,939	44,380	6,441	37,939	-	2021(A)
EMBRY VILLAGE	GA	18,147	33,010	5,535	18,161	38,531	56,692	26,867	29,825	-	2008(A)
GRAYSON COMMONS	GA	2,600	13,358	(22)	2,600	13,335	15,935	2,057	13,878	-	2021(A)
LAKESIDE MARKETPLACE	GA	2,238	28,579	1,159	2,238	29,738	31,976	4,805	27,171	-	2021(A)
LAWRENCEVILLE MARKET	GA	8,878	29,691	1,913	9,060	31,422	40,482	12,817	27,665	-	2013(A)
MARKET AT HAYNES BRIDGE	GA	4,881	21,549	3,383	4,890	24,923	29,813	11,581	18,232	-	2008(A)
NEWNAN PAVILLION	GA	8,793	40,441	381	8,793	40,821	49,614	4,618	44,996	-	2024(A)
PEACHTREE HILL	GA	6,361	16,097	297	6,361	16,394	22,755	2,127	20,628	-	2024(A)
PERIMETER EXPO PROPERTY	GA	14,770	44,295	2,957	16,142	45,880	62,022	13,458	48,564	-	2016(A)
PERIMETER VILLAGE	GA	5,418	67,522	(2,043)	5,418	65,479	70,897	9,321	61,576	-	2021(A)
PROMENADE AT PLEASANT HILL	GA	14,480	25,564	739	14,480	26,303	40,783	3,905	36,878	-	2024(A)
RIVERWALK MARKETPLACE	GA	3,512	18,863	402	3,388	19,388	22,776	5,536	17,240	-	2015(A)
ROSWELL CORNERS	GA	4,536	47,054	941	4,536	47,996	52,532	7,628	44,904	-	2021(A)
ROSWELL CROSSING	GA	6,270	45,338	632	6,270	45,970	52,240	7,472	44,768	-	2021(A)
WOODSTOCK SQUARE	GA	8,805	39,829	808	8,805	40,638	49,443	4,577	44,866	-	2024(A)
DEER GROVE CENTER	IL	2,723	20,894	854	2,723	21,747	24,470	3,360	21,110	-	2024(A)
HAWTHORN HILLS SQUARE	IL	6,784	33,034	4,892	6,784	37,925	44,709	16,099	28,610	-	2012(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
PLAZA DEL PRADO	IL	10,204	28,410	2,872	10,172	31,313	41,485	8,399	33,086	-	2017(A)
SKOKIE POINTE	IL	-	2,276	9,867	2,628	9,515	12,143	6,018	6,125	-	1997(A)
GREENWOOD S.C.	IN	423	1,883	22,315	1,641	22,980	24,621	7,334	17,287	-	1970(C)
BUTTERMILK TOWNE CENTER	KY	-	29,940	58	-	29,996	29,996	3,237	26,759	-	2024(A)
FESTIVAL ON JEFFERSON COURT	KY	5,627	26,790	465	5,627	27,255	32,882	5,261	27,621	-	2021(A)
ADAMS PLAZA	MA	2,089	3,227	252	2,089	3,480	5,569	1,174	4,395	-	2014(A)
BROADWAY PLAZA	MA	6,485	343	-	6,485	343	6,828	295	6,533	-	2014(A)
BROOKLINE VILLAGE	MA	1,760	2,662	(47)	1,760	2,614	4,374	230	4,144	-	2024(A)
FALMOUTH PLAZA	MA	2,361	13,066	2,368	2,361	15,434	17,795	4,323	13,472	-	2014(A)
FELLSWAY PLAZA	MA	5,300	11,014	1,876	5,300	12,890	18,190	4,661	13,529	-	2014(A)
FESTIVAL OF HYANNIS S.C.	MA	15,038	40,683	3,397	15,038	44,080	59,118	15,022	44,096	-	2014(A)
GLENDALE SQUARE	MA	4,699	7,141	3,578	4,699	10,719	15,418	2,634	12,784	-	2014(A)
LINDEN PLAZA	MA	4,628	3,535	710	4,628	4,245	8,873	2,134	6,739	-	2014(A)
MAIN ST. PLAZA	MA	556	2,139	(33)	523	2,139	2,662	853	1,809	-	2014(A)
MEMORIAL PLAZA	MA	16,411	27,554	1,279	16,411	28,833	45,244	7,933	37,311	-	2014(A)
MILL ST. PLAZA	MA	4,195	6,203	1,778	4,195	7,981	12,176	2,680	9,496	-	2014(A)
MORRISSEY PLAZA	MA	4,097	3,751	2,773	4,097	6,524	10,621	1,569	9,052	-	2014(A)
NORTHBOROUGH CROSSING	MA	12,711	50,230	974	12,711	51,205	63,916	6,096	57,820	-	2024(A)
NORTH AVE. PLAZA	MA	1,164	1,195	341	1,164	1,536	2,700	525	2,175	-	2014(A)
NORTH QUINCY PLAZA	MA	6,333	17,954	593	3,894	20,986	24,880	5,825	19,055	-	2014(A)
PARADISE PLAZA	MA	4,183	12,195	1,521	4,183	13,716	17,899	4,802	13,097	-	2014(A)
VINNIN SQUARE IN-LINE	MA	582	2,095	28	582	2,123	2,705	604	2,101	-	2014(A)
VINNIN SQUARE PLAZA	MA	5,545	16,324	1,155	5,545	17,479	23,024	6,553	16,471	-	2014(A)
WASHINGTON ST. PLAZA	MA	11,008	5,652	10,685	12,958	14,387	27,345	6,081	21,264	-	2014(A)
WASHINGTON ST. S.C.	MA	7,381	9,987	3,437	7,381	13,424	20,805	4,104	16,701	-	2014(A)
WAVERLY PLAZA	MA	1,215	3,623	1,186	1,203	4,822	6,025	1,440	4,585	-	2014(A)
CENTRE COURT-GIANT	MD	3,854	12,770	170	3,854	12,941	16,795	5,311	11,484	1,685	2011(A)
CENTRE COURT-OLD COURT/COURTYD	MD	2,279	5,285	154	2,279	5,439	7,718	1,914	5,804	-	2011(A)
CENTRE COURT-RETAIL/BANK	MD	1,035	7,786	864	1,035	8,650	9,685	2,973	6,712	-	2011(A)
COLUMBIA CROSSING	MD	3,613	34,345	5,736	3,613	40,082	43,695	11,005	32,690	-	2015(A)
COLUMBIA CROSSING II SHOP.CTR.	MD	3,138	19,868	5,277	3,138	25,145	28,283	8,137	20,146	-	2013(A)
COLUMBIA CROSSING OUTPARCELS	MD	1,279	2,871	49,621	14,855	38,916	53,771	8,449	45,322	-	2011(A)
CROFTON CENTRE	MD	5,379	27,547	1,626	5,379	29,173	34,552	3,211	31,341	-	2024(A)
DORSEY'S SEARCH VILLAGE CENTER	MD	6,322	27,996	1,508	6,322	29,504	35,826	8,017	27,809	-	2015(A)
ENCHANTED FOREST S.C.	MD	20,124	34,345	3,652	20,124	37,997	58,121	11,317	46,804	-	2014(A)
FULLERTON PLAZA	MD	14,238	6,744	17,240	14,238	23,984	38,222	6,491	31,731	-	2014(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
GAITHERSBURG S.C.	MD	245	6,788	2,241	245	9,029	9,274	6,126	3,148	-	1999(A)
GREENBRIER S.C.	MD	8,891	30,305	1,707	8,891	32,011	40,902	9,941	30,961	-	2014(A)
HARPER'S CHOICE	MD	8,429	18,374	1,880	8,429	20,254	28,683	6,037	22,646	-	2015(A)
HICKORY RIDGE	MD	7,184	26,948	299	7,184	27,247	34,431	7,176	27,255	-	2015(A)
HICKORY RIDGE (SUNOCO)	MD	543	2,122	-	543	2,122	2,665	643	2,022	-	2015(A)
INGLESIDE S.C.	MD	10,417	17,889	1,757	10,417	19,647	30,064	6,083	23,981	-	2014(A)
KENTLANDS MARKET SQUARE	MD	20,167	84,615	21,179	20,167	105,794	125,961	23,704	102,257	-	2016(A)
KINGS CONTRIVANCE	MD	9,308	31,760	2,038	9,308	33,798	43,106	10,378	32,728	-	2014(A)
LAUREL PLAZA	MD	350	1,398	7,517	1,571	7,693	9,264	4,256	5,008	-	1995(A)
LAUREL PLAZA	MD	275	1,101	174	275	1,275	1,550	1,275	275	-	1972(C)
MILL STATION DEVELOPMENT	MD	21,321	-	59,771	13,671	67,421	81,092	8,510	72,582	-	2015(C)
MILL STATION THEATER/RSTRNTS	MD	23,379	1,090	(3,316)	14,738	6,416	21,154	3,154	18,000	-	2016(C)
PIKE CENTER	MD	-	61,389	22,085	21,850	61,623	83,473	8,378	75,095	-	2021(A)
PUTTY HILL PLAZA	MD	4,192	11,112	1,663	4,192	12,775	16,967	5,014	11,953	-	2013(A)
RADCLIFFE CENTER	MD	12,043	21,188	(36)	12,043	21,152	33,195	7,626	25,569	-	2014(A)
RIVERHILL VILLAGE CENTER	MD	16,825	23,282	1,351	16,825	24,632	41,457	8,376	33,081	-	2014(A)
SHAWAN PLAZA	MD	4,466	20,222	273	4,466	20,495	24,961	15,277	9,684	-	2008(A)
SHOPS AT DISTRICT HEIGHTS	MD	8,166	21,971	(1,189)	7,298	21,650	28,948	5,602	23,346	-	2015(A)
SNOWDEN SQUARE S.C.	MD	1,929	4,558	5,187	3,326	8,348	11,674	2,972	8,702	-	2012(A)
TIMONIUM CROSSING	MD	2,525	14,863	1,989	2,525	16,852	19,377	4,620	14,757	-	2014(A)
TIMONIUM SQUARE	MD	6,000	24,283	14,555	7,311	37,528	44,839	21,854	22,985	-	2003(A)
TOWSON PLACE	MD	43,887	101,765	9,800	43,271	112,181	155,452	35,921	119,531	-	2012(A)
VILLAGES AT URBANA	MD	3,190	6	20,356	4,829	18,724	23,553	5,586	17,967	-	2003(A)
WILDE LAKE	MD	1,468	5,870	28,144	2,577	32,905	35,482	14,780	20,702	-	2002(A)
WILKENS BELTWAY PLAZA	MD	9,948	22,126	6,880	9,948	29,006	38,954	7,449	31,505	-	2014(A)
YORK ROAD PLAZA	MD	4,277	37,206	1,212	4,277	38,418	42,695	10,752	31,943	-	2014(A)
WEST OAKS S.C.	MI	10,430	95,233	341	10,430	95,573	106,003	11,166	94,837	-	2024(A)
WINCESTER CENTER	MI	8,057	44,262	2,088	8,057	46,351	54,408	5,689	48,719	-	2024(A)
CLINTON POINTE	MI	5,608	7,717	1,224	5,608	8,939	14,547	1,062	13,485	-	2024(A)
CENTENNIAL SHOPPES	MN	-	35,582	10	-	35,592	35,592	4,501	31,091	-	2024(A)
THE FOUNTAINS AT ARBOR LAKES	MN	28,585	66,699	17,284	29,485	83,083	112,568	42,231	70,337	-	2006(A)
WOODBURY LAKES	MN	11,392	58,159	7,075	11,392	65,233	76,625	10,770	65,856	-	2024(A)
CENTER POINT S.C.	MO	-	550	-	-	550	550	550	-	-	1998(A)
HERITAGE PLACE	MO	7,570	43,306	367	7,570	43,672	51,242	7,580	43,663	-	2024(A)
BRENNAN STATION	NC	7,750	20,557	1,063	6,322	23,048	29,370	8,200	21,170	-	2011(A)
BRENNAN STATION OUTPARCEL	NC	628	1,666	(208)	450	1,636	2,086	560	1,526	-	2011(A)
CAPITAL SQUARE	NC	3,528	12,159	(129)	3,528	12,031	15,559	2,516	13,043	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
CLOVERDALE PLAZA	NC	541	720	9,555	541	10,275	10,816	5,305	5,511	-	1969(C)
CROSSROADS PLAZA	NC	768	3,099	3,063	768	6,162	6,930	3,010	3,920	-	2000(A)
CROSSROADS PLAZA	NC	13,406	86,456	8,185	13,843	94,204	108,047	29,219	78,828	-	2014(A)
DAVIDSON COMMONS	NC	2,979	12,860	1,551	2,979	14,412	17,391	5,205	12,186	-	2012(A)
FALLS POINTE	NC	4,049	27,415	326	3,990	27,801	31,791	4,616	27,175	-	2021(A)
HIGH HOUSE CROSSING	NC	3,604	10,950	(669)	3,604	10,281	13,885	1,709	12,177	-	2021(A)
HOPE VALLEY COMMONS	NC	3,743	16,808	352	3,743	17,160	20,903	2,755	18,148	-	2021(A)
JETTON VILLAGE SHOPPES	NC	3,875	10,292	1,390	2,144	13,413	15,557	4,716	10,841	-	2011(A)
LEESVILLE TOWNE CENTRE	NC	5,693	37,053	508	5,693	37,561	43,254	6,312	36,942	-	2021(A)
MOORESVILLE CROSSING	NC	12,014	30,604	4,555	11,333	35,840	47,173	16,871	30,302	-	2007(A)
NORTHWOODS S.C.	NC	2,696	9,397	204	2,696	9,601	12,297	1,681	10,616	-	2021(A)
PARK PLACE SC	NC	5,461	16,163	5,063	5,470	21,216	26,686	12,363	14,323	-	2008(A)
PLEASANT VALLEY PROMENADE	NC	5,209	20,886	26,602	5,209	47,487	52,696	31,136	21,560	-	1993(A)
QUAIL CORNERS	NC	7,318	26,676	2,388	7,318	29,063	36,381	8,945	27,436	-	2014(A)
SIX FORKS S.C.	NC	-	78,366	3,078	-	81,444	81,444	12,202	69,242	-	2021(A)
STONEHENGE MARKET	NC	3,848	37,900	3,657	3,848	41,557	45,405	5,756	39,649	-	2021(A)
TYVOLA SQUARE	NC	-	4,736	9,972	-	14,708	14,708	12,088	2,620	-	1986(A)
WOODLAWN MARKETPLACE	NC	919	3,571	3,345	919	6,916	7,835	5,456	2,379	-	2008(A)
WOODLAWN SHOPPING CENTER	NC	2,011	5,834	2,474	2,011	8,308	10,319	3,023	7,296	-	2012(A)
ROCKINGHAM PLAZA	NH	2,661	10,644	25,210	3,149	35,365	38,514	24,241	14,273	-	2008(A)
THE CROSSINGS	NH	10,532	95,130	2,651	10,532	97,781	108,313	11,376	96,937	-	2024(A)
WEBSTER SQUARE	NH	11,683	41,708	11,454	11,683	53,162	64,845	15,374	49,471	-	2014(A)
WEBSTER SQUARE - DSW	NH	1,346	3,638	132	1,346	3,770	5,116	1,030	4,086	-	2017(A)
WEBSTER SQUARE NORTH	NH	2,163	6,511	404	2,163	6,914	9,077	2,086	6,991	-	2016(A)
CENTRAL PLAZA	NJ	3,170	10,603	1,534	5,145	10,162	15,307	4,688	10,619	-	2013(A)
CLARK SHOPRITE 70 CENTRAL AVE	NJ	3,497	11,694	995	13,960	2,226	16,186	1,981	14,205	-	2013(A)
COMMERCE CENTER EAST	NJ	1,519	5,080	1,753	7,235	1,117	8,352	1,039	7,313	-	2013(A)
COMMERCE CENTER WEST	NJ	386	1,290	162	794	1,044	1,838	381	1,457	-	2013(A)
COMMONS AT HOLMDEL	NJ	16,538	38,760	14,721	16,538	53,481	70,019	25,285	44,734	-	2004(A)
EAST WINDSOR VILLAGE	NJ	9,335	23,778	1,765	9,335	25,543	34,878	11,661	23,217	-	2008(A)
GARDEN STATE PAVILIONS	NJ	7,531	10,802	32,149	12,204	38,278	50,482	13,717	36,765	-	2011(A)
HILLVIEW SHOPPING CENTER	NJ	16,008	32,607	2,741	16,008	35,348	51,356	10,365	40,991	-	2014(A)
HOLMDEL TOWNE CENTER	NJ	10,825	43,301	11,862	10,825	55,162	65,987	33,933	32,054	-	2002(A)
MAPLE SHADE	NJ	-	9,958	2,596	-	12,554	12,554	5,002	7,552	-	2009(A)
NORTH BRUNSWICK PLAZA	NJ	3,205	12,820	30,920	3,205	43,740	46,945	29,657	17,288	-	1994(A)
PISCATAWAY TOWN CENTER	NJ	3,852	15,411	3,089	3,852	18,500	22,352	12,299	10,053	-	1998(A)
PLAZA AT HILLSDALE	NJ	7,602	6,994	1,736	7,602	8,730	16,332	3,527	12,805	-	2014(A)
PLAZA AT SHORT HILLS	NJ	20,155	11,062	2,037	20,155	13,099	33,254	4,618	28,636	-	2014(A)
RIDGEWOOD S.C.	NJ	450	2,107	1,372	450	3,479	3,929	2,577	1,352	-	1993(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
SHOP RITE PLAZA	NJ	2,418	6,364	3,366	2,418	9,730	12,148	8,096	4,052	-	1985(C)
UNION CRESCENT III	NJ	7,895	3,011	20,383	8,697	22,591	31,288	14,745	16,543	-	2007(A)
WESTMONT PLAZA	NJ	602	2,405	21,502	602	23,907	24,509	11,502	13,007	-	1994(A)
WILLOWBROOK PLAZA	NJ	15,320	40,997	16,289	15,320	57,286	72,606	16,334	56,272	-	2009(A)
NORTH TOWNE PLAZA - ALBUQUERQUE	NM	3,598	33,327	797	3,598	34,124	37,722	5,518	32,204	-	2021(A)
CHARLESTON COMMONS	NV	29,704	24,267	1,587	29,704	25,854	55,558	8,256	47,302	-	2021(A)
COLLEGE PARK S.C.-N LAS VEGAS	NV	2,100	18,413	15,656	16,274	19,895	36,169	4,026	32,143	-	2021(A)
D'ANDREA MARKETPLACE	NV	11,556	29,435	1,049	11,556	30,484	42,040	14,675	27,365	-	2007(A)
DEL MONTE PLAZA	NV	2,489	5,590	1,391	2,210	7,261	9,471	4,240	5,231	-	2006(A)
DEL MONTE PLAZA ANCHOR PARCEL	NV	6,513	17,600	565	6,520	18,158	24,678	4,542	20,136	-	2017(A)
FRANCISCO CENTER	NV	1,800	10,085	14,868	13,981	12,771	26,752	2,619	24,133	-	2021(A)
GALENA JUNCTION	NV	8,931	17,503	2,959	8,930	20,462	29,392	7,219	22,173	-	2015(A)
MCQUEEN CROSSINGS	NV	5,017	20,779	1,493	5,017	22,272	27,289	11,058	16,231	-	2015(A)
RANCHO TOWNE & COUNTRY	NV	7,785	13,364	233	7,785	13,596	21,381	2,489	18,892	-	2021(A)
REDFIELD PROMENADE	NV	4,415	32,035	2,879	4,415	34,914	39,329	10,140	29,189	-	2015(A)
SPARKS MERCANTILE	NV	6,222	17,069	672	6,222	17,741	23,963	6,504	17,459	-	2015(A)
501 NORTH BROADWAY	NY	-	1,176	(37)	-	1,139	1,139	619	520	-	2007(A)
AIRPORT PLAZA	NY	22,711	107,012	7,738	22,711	114,749	137,460	34,788	102,672	-	2015(A)
BELLMORE S.C.	NY	1,272	3,184	1,840	1,272	5,023	6,295	3,227	3,068	-	2004(A)
BIRCHWOOD PLAZA COMMACK	NY	3,630	4,775	1,443	3,630	6,218	9,848	2,999	6,849	-	2007(A)
BRIDGEHAMPTON COMMONS-W&E SIDE	NY	1,812	3,107	44,860	1,858	47,922	49,780	30,936	18,844	-	1972(C)
CARMAN'S PLAZA	NY	12,558	37,290	4,175	12,562	41,461	54,023	5,842	48,181	-	2022(A)
CHAMPION FOOD SUPERMARKET	NY	758	1,875	(25)	2,241	367	2,608	269	2,339	-	2012(A)
ELMONT S.C.	NY	3,012	7,606	6,885	3,012	14,491	17,503	6,638	10,865	-	2004(A)
ELMSFORD CENTER 2	NY	4,076	15,599	1,118	4,245	16,548	20,793	6,519	14,274	-	2013(A)
FAMILY DOLLAR UNION TURNPIKE	NY	909	2,250	214	1,057	2,316	3,373	798	2,575	-	2012(A)
FOREST AVENUE PLAZA	NY	4,559	10,441	3,134	4,559	13,574	18,133	6,142	11,991	-	2005(A)
FRANKLIN SQUARE S.C.	NY	1,079	2,517	4,041	1,079	6,559	7,638	3,101	4,537	-	2004(A)
GREAT NECK OUTPARCEL	NY	4,019	-	81	4,019	81	4,100	-	4,100	-	2022(A)
GREENRIDGE PLAZA	NY	2,940	11,812	11,982	3,148	23,587	26,735	13,868	12,867	-	1997(A)
HAMPTON BAYS PLAZA	NY	1,495	5,979	3,976	1,495	9,955	11,450	8,840	2,610	-	1989(A)
HICKSVILLE PLAZA	NY	3,543	8,266	1,234	3,543	9,501	13,044	4,561	8,483	-	2004(A)
INDEPENDENCE PLAZA	NY	12,279	34,814	318	16,132	31,279	47,411	12,379	35,032	-	2014(A)
JERICHO COMMONS SOUTH	NY	12,368	33,071	4,514	12,368	37,585	49,953	17,350	32,603	-	2007(A)
KEY FOOD - 21ST STREET	NY	1,091	2,700	(369)	1,669	1,752	3,421	470	2,951	-	2012(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

DESCRIPTION	State	INITIAL COST LAND	INITIAL COST BUILDING AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	TOTAL COST, NET OF ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	DATE OF ACQUISITION(A) CONSTRUCTION (C)
KEY FOOD - ATLANTIC AVE	NY	2,273	5,625	509	4,809	3,598	8,407	1,491	6,916	-	2012(A)
KEY FOOD - CENTRAL AVE.	NY	2,788	6,899	(395)	2,603	6,689	9,292	2,435	6,857	-	2012(A)
KINGS HIGHWAY	NY	2,744	6,811	4,387	2,744	11,197	13,941	5,041	8,900	-	2004(A)
KISSENA BOULEVARD SHOPPING CTR	NY	11,610	2,933	2,439	11,610	5,373	16,983	1,617	15,366	-	2007(A)
LITTLE NECK PLAZA	NY	3,277	13,161	6,279	3,277	19,439	22,716	11,705	11,011	-	2003(A)
MANETTO HILL PLAZA	NY	264	584	18,893	264	19,477	19,741	10,182	9,559	-	1969(C)
MANHASSET CENTER	NY	4,567	19,166	34,152	3,472	54,413	57,885	37,154	20,731	-	1999(A)
MARKET AT BAY SHORE	NY	12,360	30,708	8,297	12,360	39,005	51,365	19,975	31,390	-	2006(A)
MASPETH QUEENS-DUANE READE	NY	1,872	4,828	1,037	1,872	5,865	7,737	2,887	4,850	-	2004(A)
MILLERIDGE INN	NY	7,500	481	44	7,500	526	8,026	92	7,934	-	2015(A)
MINEOLA CROSSINGS	NY	4,150	7,521	1,530	4,150	9,051	13,201	3,686	9,515	-	2007(A)
NORTH MASSAPEQUA S.C.	NY	1,881	4,389	(1,393)	-	4,877	4,877	4,419	458	-	2004(A)
OCEAN PLAZA	NY	564	2,269	416	564	2,685	3,249	1,329	1,920	-	2003(A)
RALPH AVENUE PLAZA	NY	4,414	11,340	3,937	4,414	15,277	19,691	7,472	12,219	-	2004(A)
RICHMOND S.C.	NY	2,280	9,028	22,840	2,280	31,868	34,148	19,688	14,460	-	1989(A)
ROMAINE PLAZA	NY	782	1,826	588	782	2,414	3,196	1,216	1,980	-	2005(A)
SEQUAMS SHOPPING CENTER	NY	3,971	8,654	337	3,971	8,991	12,962	1,023	11,939	-	2022(A)
SHOPRITE S.C.	NY	872	3,488	-	872	3,488	4,360	2,969	1,391	-	1998(A)
STOP & SHOP	NY	21,661	17,636	-	21,661	17,636	39,297	1,785	37,512	11,333	2022(A)
SMITHTOWN PLAZA	NY	3,528	7,364	730	3,437	8,184	11,621	4,357	7,264	-	2009(A)
SOUTHGATE SHOPPING CENTER	NY	18,822	62,670	1,977	18,829	64,640	83,469	7,533	75,936	19,537	2022(A)
SYOSSET CORNERS	NY	6,169	13,302	755	6,169	14,056	20,225	1,793	18,432	-	2022(A)
SYOSSET S.C.	NY	107	76	3,148	107	3,224	3,331	1,864	1,467	-	1990(C)
THE BOULEVARD	NY	28,724	38,232	269,162	28,724	307,394	336,118	47,721	288,397	-	2006(A)
THE GARDENS AT GREAT NECK	NY	27,956	71,366	2,312	27,962	73,672	101,634	6,966	94,668	16,686	2022(A)
THE GREEN COVE PLAZA	NY	17,017	39,206	2,030	17,017	41,237	58,254	4,588	53,666	-	2022(A)
THE MARKETPLACE	NY	4,498	9,850	412	4,498	10,261	14,759	837	13,922	4,742	2022(A)
THE SHOPPES AT 82ND STREET	NY	12,917	63,985	-	12,917	63,985	76,902	158	76,744	-	2025(A)
TOWNPATH CORNER	NY	2,675	6,408	365	2,675	6,773	9,448	725	8,723	-	2022(A)
TURNPIKE PLAZA	NY	2,472	5,839	1,242	2,472	7,081	9,553	2,765	6,788	-	2011(A)
VETERANS MEMORIAL PLAZA	NY	5,968	23,243	23,380	5,980	46,611	52,591	24,785	27,806	-	1998(A)
WHITE PLAINS S.C.	NY	1,778	4,454	2,977	1,778	7,431	9,209	3,604	5,605	-	2004(A)
WOODBURY COMMON	NY	27,249	28,516	1,460	27,249	29,975	57,224	4,505	52,719	15,169	2022(A)
BRIDGWATER FALLS	OH	7,271	85,626	3,235	7,271	88,860	96,131	10,747	85,384	-	2024(A)
DEERFIELD TOWNE CENTER	OH	6,791	85,154	6,699	6,791	91,853	98,644	13,502	85,142	-	2024(A)
OLENTANGY PLAZA	OH	3,932	42,588	1,693	3,932	44,282	48,214	4,860	43,354	-	2024(A)
SPRING MEADOWS PLACE	OH	2,817	43,345	832	2,817	44,177	46,994	5,297	41,697	-	2024(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
JANTZEN BEACH CENTER	OR	57,575	102,844	11,417	57,588	114,247	171,835	30,865	140,970	-	2017(A)
TANASBOURNE VILLAGE	OR	9,681	68,229	102	9,682	68,331	78,013	1,511	76,502	31,278	2025(A)
CENTER SQUARE SHOPPING CENTER	PA	732	2,928	1,236	691	4,205	4,896	3,368	1,528	-	1996(A)
CRANBERRY TOWNSHIP-PARCEL 1&2	PA	10,271	30,770	3,661	6,070	38,632	44,702	11,131	33,571	-	2016(A)
CROSSROADS PLAZA	PA	789	3,155	14,807	976	17,775	18,751	12,934	5,817	-	1986(A)
DEVON VILLAGE	PA	4,856	25,847	2,849	5,608	27,945	33,553	11,506	22,047	-	2012(A)
FISHTOWN CROSSING	PA	20,398	22,602	608	20,401	23,206	43,607	4,899	38,708	-	2022(A)
HARRISBURG EAST SHOPPING CTR.	PA	453	6,665	12,614	3,003	16,730	19,733	11,229	8,504	-	2002(A)
HORSHAM POINT	PA	3,813	18,189	868	3,813	19,057	22,870	5,095	17,775	-	2015(A)
LINCOLN SQUARE	PA	90,479	-	77,728	10,533	157,674	168,207	24,090	144,117	-	2017(C)
NORRITON SQUARE	PA	686	2,665	9,072	774	11,649	12,423	6,475	5,948	-	1984(A)
POCONO PLAZA	PA	1,050	2,373	18,839	1,050	21,211	22,261	4,060	18,201	-	1973(C)
SHOPPES AT WYNNEWOOD	PA	7,479	-	3,692	7,479	3,692	11,171	939	10,232	-	2015(C)
SHREWSBURY SQUARE S.C.	PA	8,066	16,998	(1,607)	6,172	17,284	23,456	5,418	18,038	-	2014(A)
SPRINGFIELD S.C.	PA	920	4,982	18,253	920	23,234	24,154	14,598	9,556	-	1983(A)
SUBURBAN SQUARE	PA	70,680	166,351	86,833	71,280	252,584	323,864	92,432	231,432	-	2007(A)
TOWNSHIP LINE S.C.	PA	732	2,928	2	732	2,930	3,662	2,202	1,460	-	1996(A)
WAYNE PLAZA	PA	6,128	15,605	2,218	6,136	17,815	23,951	8,045	15,906	-	2008(A)
WEXFORD PLAZA	PA	6,414	9,775	15,517	6,299	25,407	31,706	9,192	22,514	-	2010(A)
WHITEHALL MALL	PA	-	5,196	2	-	5,198	5,198	3,908	1,290	-	1996(A)
WHITELAND TOWN CENTER	PA	732	2,928	61	732	2,989	3,721	2,261	1,460	-	1996(A)
WHOLE FOODS AT WYNNEWOOD	PA	15,042	-	11,785	13,772	13,055	26,827	2,415	24,412	-	2014(C)
LOS COLOBOS - BUILDERS SQUARE	PR	4,405	9,628	(538)	4,461	9,034	13,495	8,493	5,002	-	2006(A)
LOS COLOBOS I	PR	12,891	26,047	26,341	18,016	47,262	65,278	24,196	41,082	-	2006(A)
LOS COLOBOS II	PR	14,894	30,681	1,860	15,142	32,293	47,435	18,677	28,758	-	2006(A)
MANATI VILLA MARIA SC	PR	2,781	5,673	2,535	2,607	8,382	10,989	5,176	5,813	-	2006(A)
PLAZA CENTRO - COSTCO	PR	3,628	10,752	(455)	3,866	10,059	13,925	5,840	8,085	-	2006(A)
PLAZA CENTRO - MALL	PR	19,873	58,719	7,345	19,408	66,529	85,937	32,182	53,755	-	2006(A)
PLAZA CENTRO - RETAIL	PR	5,936	16,510	1,423	6,026	17,843	23,869	9,042	14,827	-	2006(A)
PLAZA CENTRO - SAM'S CLUB	PR	6,643	20,225	(1,170)	6,520	19,178	25,698	18,182	7,516	-	2006(A)
PONCE TOWNE CENTER	PR	14,433	28,449	7,325	14,903	35,303	50,206	22,704	27,502	-	2006(A)
REXVILLE TOWN CENTER	PR	24,873	48,688	9,172	25,678	57,055	82,733	37,908	44,825	-	2006(A)
TRUJILLO ALTO PLAZA	PR	12,054	24,446	9,973	12,289	34,184	46,473	18,388	28,085	-	2006(A)
WESTERN PLAZA - MAYAGUEZ ONE	PR	10,858	12,253	891	11,242	12,760	24,002	11,679	12,323	-	2006(A)
WESTERN PLAZA - MAYAGUEZ TWO	PR	16,874	19,911	3,587	16,873	23,499	40,372	19,901	20,471	-	2006(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
FOREST PARK	SC	1,920	9,545	658	1,920	10,203	12,123	3,717	8,406	-	2012(A)
ST. ANDREWS CENTER	SC	730	3,132	22,118	730	25,250	25,980	15,416	10,564	-	1978(C)
WESTWOOD PLAZA	SC	1,744	6,986	15,359	1,727	22,361	24,088	9,244	14,844	-	1995(A)
WOODRUFF SHOPPING CENTER	SC	3,110	15,501	1,772	3,465	16,918	20,383	6,992	13,391	-	2010(A)
BELLEVUE PLACE	TN	3,512	9,137	501	3,512	9,638	13,150	988	12,162	-	2024(A)
HIGHLAND SQUARE	TN	1,302	2,130	(3,432)	-	-	-	-	-	-	2021(A)
MENDENHALL COMMONS	TN	1,272	14,826	150	1,272	14,976	16,248	2,321	13,927	-	2021(A)
OLD TOWNE VILLAGE	TN	-	4,134	4,761	-	8,895	8,895	7,164	1,731	-	1978(C)
PROVIDENCE MARKETPLACE	TN	18,751	84,332	1,349	18,751	85,681	104,432	13,614	90,818	-	2024(A)
THE COMMONS AT DEXTER LAKE	TN	1,554	14,649	2,293	1,554	16,942	18,496	3,265	15,231	-	2021(A)
THE COMMONS AT DEXTER LAKE II	TN	567	8,874	168	567	9,042	9,609	1,672	7,937	-	2021(A)
1350 W. 43RD ST. - WELLS FARGO	TX	3,707	247	1	3,708	247	3,955	136	3,819	-	2022(A)
1934 WEST GRAY	TX	705	4,831	(301)	705	4,530	5,235	371	4,864	-	2021(A)
1939 WEST GRAY	TX	269	1,731	177	269	1,907	2,176	232	1,944	-	2021(A)
43RD STREET CHASE BANK BLDG	TX	497	1,703	56	497	1,759	2,256	313	1,943	-	2021(A)
ACCENT PLAZA	TX	500	2,831	542	500	3,373	3,873	2,218	1,655	-	1996(A)
ALABAMA SHEPHERD S.C.	TX	4,590	21,368	594	4,590	21,962	26,552	3,666	22,886	-	2021(A)
ATASCOCITA COMMONS SHOP.CTR.	TX	16,323	54,587	8,877	15,580	64,207	79,787	17,597	62,190	-	2013(A)
BAYBROOK GATEWAY	TX	9,441	44,160	1,747	9,441	45,907	55,348	8,218	47,130	-	2021(A)
BAYBROOK WEBSTER PARCEL	TX	-	2,978	11,023	2,978	11,023	14,001	502	13,499	-	2022(A)
BELLAIRE BLVD S.C.	TX	1,334	7,166	319	1,334	7,485	8,819	2,984	5,835	-	2021(A)
BLALOCK MARKET	TX	-	17,283	933	-	18,216	18,216	4,189	14,027	-	2021(A)
CENTER AT BAYBROOK	TX	6,941	27,727	14,662	5,576	43,753	49,329	24,527	24,802	-	1998(A)
CENTER OF THE HILLS	TX	2,924	11,706	15,965	2,773	27,822	30,595	9,908	20,687	-	2008(A)
CITADEL BUILDING	TX	4,046	12,824	(7,660)	2,169	7,040	9,209	7,031	2,178	-	2021(A)
CONROE MARKETPLACE	TX	18,869	50,757	816	10,842	59,600	70,442	16,747	53,695	-	2015(A)
COPPERFIELD VILLAGE SHOP.CTR.	TX	7,828	34,864	1,525	7,828	36,389	44,217	11,345	32,872	-	2015(A)
COPPERWOOD VILLAGE	TX	13,848	84,184	4,550	13,848	88,734	102,582	25,535	77,047	-	2015(A)
CYPRESS TOWNE CENTER	TX	6,034	-	2,412	2,252	6,193	8,445	2,471	5,974	-	2003(C)
CYPRESS TOWNE CENTER	TX	12,329	36,836	4,480	8,644	45,001	53,645	10,851	42,794	-	2016(A)
CYPRESS TOWNE CENTER (PHASE II)	TX	2,061	6,158	(1,361)	270	6,588	6,858	2,179	4,679	-	2016(A)
DRISCOLL AT RIVER OAKS-RESI	TX	1,244	145,366	3,813	1,244	149,179	150,423	14,890	135,533	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
FIESTA TARGET	TX	6,766	7,334	431	6,766	7,765	14,531	2,239	12,292	-	2021(A)
FIESTA TRAILS	TX	15,185	32,897	3,944	15,185	36,841	52,026	7,416	44,610	-	2021(A)
GALVESTON PLACE	TX	1,661	28,288	7,210	1,661	35,498	37,159	5,369	31,790	-	2021(A)
GATEWAY STATION	TX	1,374	28,145	4,588	1,375	32,732	34,107	11,627	22,480	-	2011(A)
GATEWAY STATION PHASE II	TX	4,140	12,020	1,862	4,143	13,879	18,022	3,656	14,366	-	2017(A)
GRAND PARKWAY MARKET PLACE II	TX	13,436	-	39,573	12,298	40,710	53,008	9,687	43,321	-	2015(C)
GRAND PARKWAY MARKETPLACE	TX	25,364	-	65,129	21,937	68,557	90,494	14,584	75,910	-	2014(C)
HEB - DAIRY ASHFORD & MEMORIAL	TX	1,076	5,324	-	1,076	5,324	6,400	783	5,617	-	2021(A)
HEIGHTS PLAZA	TX	5,423	10,140	108	5,423	10,248	15,671	1,888	13,783	-	2021(A)
INDEPENDENCE PLAZA - LAREDO	TX	4,836	53,564	1,965	4,836	55,529	60,365	8,789	51,576	4,496	2021(A)
INDEPENDENCE PLAZA II - LAREDO	TX	2,482	21,418	267	2,482	21,685	24,167	3,970	20,197	-	2021(A)
KROGER PLAZA	TX	520	2,081	3,292	520	5,372	5,892	3,115	2,777	-	1995(A)
LAKEHILLS PLAZA	TX	5,264	20,661	583	5,264	21,244	26,508	2,049	24,459	-	2024(A)
LAKE PRAIRIE TOWN CROSSING	TX	7,897	-	31,057	6,783	32,171	38,954	11,902	27,052	-	2006(C)
LAS TIENDAS PLAZA	TX	8,678	-	28,616	7,944	29,350	37,294	11,467	25,827	-	2005(C)
MONTGOMERY PLAZA	TX	10,739	63,065	2,639	10,739	65,704	76,443	20,314	56,129	-	2015(A)
MUELLER OUTPARCEL	TX	150	3,351	51	150	3,403	3,553	587	2,966	-	2021(A)
MUELLER REGIONAL RETAIL CENTER	TX	7,352	85,805	5,715	7,352	91,521	98,873	15,191	83,682	-	2021(A)
NORTH CREEK PLAZA	TX	5,044	34,756	156	5,044	34,912	39,956	6,136	33,820	-	2021(A)
OAK FOREST	TX	13,395	25,275	725	13,395	25,999	39,394	4,793	34,601	-	2021(A)
PLANTATION CENTRE	TX	2,325	34,494	993	2,325	35,487	37,812	5,547	32,265	-	2021(A)
PRESTON LEBANON CROSSING	TX	13,552	-	33,261	12,164	34,649	46,813	13,932	32,881	-	2006(C)
RANDALLS CENTER/KINGS CROSSING	TX	3,717	21,363	8,772	3,717	30,135	33,852	4,988	28,864	-	2021(A)
RICHMOND SQUARE	TX	7,568	15,432	2,680	7,568	18,112	25,680	2,413	23,267	-	2021(A)
RIVER OAKS S.C. EAST	TX	5,766	13,882	980	5,766	14,861	20,627	2,226	18,401	-	2021(A)
RIVER OAKS S.C. WEST	TX	14,185	138,022	11,179	14,185	149,201	163,386	21,113	142,273	-	2021(A)
ROCK PRAIRIE MARKETPLACE	TX	-	8,004	195	-	8,199	8,199	1,108	7,091	-	2021(A)
SHOPPES AT MEMORIAL VILLAGES	TX	-	41,493	728	-	42,222	42,222	7,525	34,697	-	2021(A)
SHOPS AT HILSHIRE VILLAGE	TX	11,206	19,092	929	11,206	20,021	31,227	3,873	27,354	-	2021(A)
SHOPS AT KIRBY DRIVE	TX	969	5,031	(23)	969	5,009	5,978	773	5,205	-	2021(A)
SHOPS AT THREE CORNERS	TX	7,094	59,795	825	7,094	60,619	67,713	10,039	57,674	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
STEVENS RANCH	TX	18,143	6,407	671	18,143	7,078	25,221	1,415	23,806	-	2021(A)
THE CENTRE AT COPPERFIELD	TX	6,723	22,525	937	6,723	23,462	30,185	7,684	22,501	-	2015(A)
THE CENTRE AT POST OAK	TX	12,642	100,658	(25)	12,642	100,633	113,275	15,695	97,580	-	2021(A)
THE SHOPPES @ WILDERNESS OAKS	TX	4,359	8,964	(12,427)	896	-	896	-	896	-	2021(A)
TOMBALL CROSSINGS	TX	8,517	28,484	2,386	7,965	31,422	39,387	9,280	30,107	-	2013(A)
TOMBALL MARKETPLACE	TX	4,280	31,793	1,685	4,280	33,478	37,758	5,962	31,796	-	2021(A)
TRENTON CROSSING - NORTH MCALLEN	TX	6,279	29,686	3,245	6,279	32,930	39,209	6,067	33,142	-	2021(A)
VILLAGE PLAZA AT BUNKER HILL	TX	21,320	233,086	3,431	21,320	236,518	257,838	35,836	222,002	70,446	2021(A)
WESTCHASE S.C.	TX	7,547	35,653	6,770	7,547	42,424	49,971	6,855	43,116	-	2021(A)
WESTHILL VILLAGE	TX	11,948	26,479	607	11,948	27,086	39,034	4,785	34,249	-	2021(A)
WOODBRIDGE SHOPPING CENTER	TX	2,569	6,814	628	2,569	7,442	10,011	2,972	7,040	-	2012(A)
BURKE TOWN PLAZA	VA	-	43,240	(4,668)	-	38,572	38,572	11,539	27,033	-	2014(A)
CENTRO ARLINGTON	VA	3,937	35,103	1,412	3,937	36,515	40,452	4,615	35,837	-	2021(A)
CENTRO ARLINGTON-RESI	VA	15,012	155,639	2,356	15,012	157,995	173,007	13,328	159,679	-	2021(A)
DOCSTONE COMMONS	VA	3,839	11,468	719	3,904	12,123	16,027	3,487	12,540	-	2016(A)
DOCSTONE O/P - STAPLES	VA	1,425	4,318	(828)	1,168	3,747	4,915	1,171	3,744	-	2016(A)
DULLES TOWN CROSSING	VA	53,285	104,176	3,523	52,726	108,257	160,983	33,451	127,532	-	2015(A)
GORDON PLAZA	VA	-	3,331	7,336	5,573	5,094	10,667	2,627	8,040	-	2017(A)
HILLTOP VILLAGE CENTER	VA	23,409	93,673	425	23,409	94,098	117,507	13,448	104,059	-	2021(A)
OLD TOWN PLAZA	VA	4,500	41,570	(14,002)	3,053	29,015	32,068	10,522	21,546	-	2007(A)
POTOMAC RUN PLAZA	VA	27,370	48,451	4,106	27,370	52,558	79,928	24,074	55,854	-	2008(A)
STAFFORD MARKETPLACE	VA	26,893	86,450	17,559	29,486	101,416	130,902	27,677	103,225	-	2015(A)
STONEBRIDGE AT POTOMAC TOWN CENTER	VA	52,190	73,877	62,900	52,190	136,776	188,966	26,626	162,340	-	2023(A)
WEST ALEX - RETAIL	VA	6,043	55,434	3,651	6,043	59,086	65,129	6,651	58,478	-	2021(A)
WEST ALEX-OFFICE	VA	1,479	10,458	1,623	1,479	12,082	13,561	1,412	12,149	-	2021(A)
WEST ALEX-RESI	VA	15,892	65,282	2,228	15,892	67,510	83,402	8,547	74,855	-	2021(A)
AUBURN NORTH	WA	7,786	18,158	13,144	7,786	31,302	39,088	13,408	25,680	-	2007(A)
COVINGTON ESPLANADE	WA	6,009	47,941	322	6,009	48,263	54,272	6,463	47,809	-	2021(A)
FRANKLIN PARK COMMONS	WA	5,419	11,989	13,091	5,419	25,080	30,499	7,775	22,724	-	2015(A)
FRONTIER VILLAGE SHOPPING CTR.	WA	10,751	44,861	3,306	10,751	48,167	58,918	14,314	44,604	-	2012(A)
GATEWAY SHOPPING CENTER	WA	6,938	11,270	9,869	6,938	21,139	28,077	5,666	22,411	-	2016(A)
SILVERDALE PLAZA	WA	3,875	33,109	1,213	3,756	34,441	38,197	11,400	26,797	-	2012(A)
THE MARKETPLACE AT FACTORIA	WA	60,502	92,696	29,206	65,782	116,623	182,405	36,587	145,818	-	2013(A)
THE WHITTAKER	WA	15,799	23,508	(63)	15,799	23,445	39,244	3,848	35,396	-	2021(A)

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

		INITIAL COST		COST CAPITALIZED SUBSEQUENT					TOTAL COST, NET OF		DATE OF ACQUISITION(A)
DESCRIPTION	State	LAND	BUILDING AND IMPROVEMENTS	TO ACQUISITION (1)	LAND	BUILDING AND IMPROVEMENTS	TOTAL	ACCUMULATED DEPRECIATION (2)	ACCUMULATED DEPRECIATION	ENCUMBRANCES (3)	CONSTRUCTION (C)
OTHER PROPERTY INTERESTS											
ASANTE RETAIL CENTER	AZ	8,703	3,406	(11,939)	170	-	170	-	170	-	2004(C)
HOMESTEAD-WACHTEL LAND LEASE	FL	150	-	-	150	-	150	-	150	-	2013(A)
RAMCO DUVAL LAND TRS	MI	3,522	-	-	3,522	-	3,522	-	3,522	-	2024(A)
RAMCO RIVER CITY LAND	MI	4,890	-	2	4,892	-	4,892	-	4,892	-	2024(A)
PALM COAST LANDING OUTPARCELS	FL	1,460	-	212	1,460	212	1,672	-	1,672	-	2021(A)
LAKE WALES S.C.	FL	601	-	-	601	-	601	-	601	-	2009(A)
FLINT - VACANT LAND	MI	101	-	(101)	-	-	-	-	-	-	2012(A)
CHARLOTTE SPORTS & FITNESS CTR	NC	501	1,859	1,180	501	3,039	3,540	2,234	1,306	-	1986(A)
SURF CITY CROSSING	NC	5,260	-	(3,565)	1,695	-	1,695	-	1,695	-	2021(A)
THE SHOPPES AT CAVENESS FARMS	NC	5,470	-	47	5,470	47	5,517	1	5,516	-	2021(A)
WAKEFIELD COMMONS III	NC	6,506	-	(5,397)	787	322	1,109	321	788	-	2001(C)
WAKEFIELD CROSSINGS	NC	3,414	-	(3,277)	137	-	137	-	137	-	2001(C)
HILLSBOROUGH PROMENADE	NJ	11,887	-	(6,632)	5,006	249	5,255	163	5,093	-	2001(C)
JERICHO ATRIUM	NY	10,624	20,065	6,235	10,624	26,300	36,924	10,014	26,910	-	2016(A)
KEY BANK BUILDING	NY	1,500	40,487	(6,898)	669	34,420	35,089	23,841	11,248	-	2006(A)
MANHASSET CENTER (RESIDENTIAL)	NY	950	-	-	950	-	950	-	950	-	2012(A)
MERRY LANE (PARKING LOT)	NY	1,486	2	1,362	1,486	1,364	2,850	-	2,850	-	2007(A)
NORTHPORT LAND PARCEL	NY	-	14	82	-	96	96	16	80	-	2012(A)
MCMINNVILLE PLAZA	OR	4,062	-	479	4,062	479	4,541	-	4,541	-	2006(C)
1935 WEST GRAY	TX	780	-	14	780	14	794	1	793	-	2021(A)
2503 MCCUE, LLC	TX	-	2,287	-	-	2,287	2,287	1,997	291	-	2021(A)
NORTH TOWNE PLAZA - BROWNSVILLE	TX	1,517	-	1,017	1,517	1,017	2,534	99	2,435	-	2021(A)
RICHMOND SQUARE - PAD	TX	570	-	157	570	157	727	-	727	-	2021(A)
TEXAS CITY LAND	TX	1,000	-	-	1,000	-	1,000	-	1,000	-	2021(A)
WESTOVER SQUARE	TX	1,520	-	(785)	735	-	735	-	735	-	2021(A)
BLUE RIDGE	Various	12,347	71,530	(50,787)	3,511	29,584	33,095	21,952	11,143	-	2005(A)
BALANCE OF PORTFOLIO (4)	Various	1,909	65,127	(35,427)	-	31,618	31,618	10,565	21,054	-	
TOTALS		$ 4,570,877	$ 13,665,782	$ 3,382,197	$ 4,552,341	$ 17,066,515	$ 21,618,856	$ 4,849,564	$ 16,769,292	$ 467,203	

(1) The negative balance for costs capitalized subsequent to acquisition could include parcels/out-parcels sold, assets held-for-sale, provision for losses and/or demolition of part of a property for redevelopment.
(2) The Company had accumulated amortization relating to in-place leases and above-market leases aggregating $934,526.
(3) Includes fair market value of debt adjustments, net and deferred financing costs, net.
(4) Includes fixtures, leasehold improvements and other costs capitalized.

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2025
(in thousands)

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and building improvements (in years)	5 to 50
Fixtures, building and leasehold improvements (including certain identified intangible assets)	Terms of leases or useful lives, whichever is shorter

The aggregate cost for Federal income tax purposes was approximately $19.4 billion at December 31, 2025.

The changes in total real estate assets for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Balance, beginning of period	$ 21,170,572	$ 18,937,794	$ 18,457,242
Additions during period:			
Acquisitions	217,811	1,977,992	208,001
Improvements	332,281	337,729	263,171
Transfers from unconsolidated joint ventures	77,912	-	166,490
Deductions during period:			
Sales and assets held-for-sale	(67,608)	(8,549)	(85,541)
Write-off of assets	(103,721)	(62,358)	(59,832)
Adjustment to property carrying values	(8,391)	(12,036)	(11,737)
Balance, end of period	$ 21,618,856	$ 21,170,572	$ 18,937,794

The changes in accumulated depreciation and amortization for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Balance, beginning of period	$ 4,360,239	$ 3,842,869	$ 3,417,414
Additions during period:			
Depreciation for year	605,201	581,429	492,434
Deductions during period:			
Sales and assets held-for-sale	(19,014)	(116)	(7,147)
Write-off of assets	(96,862)	(63,943)	(59,832)
Balance, end of period	$ 4,849,564	$ 4,360,239	$ 3,842,869

Reclassifications: Certain amounts in the prior period have been reclassified in order to conform with the current period's presentation.

KIMCO REALTY CORPORATION AND SUBSIDIARIES AND KIMCO REALTY OP, LLC AND SUBSIDIARIES
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
As of December 31, 2025
(in thousands)

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms (a)	Prior Liens	Original Face Amount of Mortgages	Carrying Amount of Mortgages (b)	Principal Amount of Loans Subject to Delinquent Principal or Interest
Mortgage Loans:							
Retail 1st Mortgage							
Waldorf, MD (c)	9.00%	Jul-27	I	$ -	$ 107,000	$ 97,000	$ -
Pompano Beach, FL	8.00%	Mar-27	I	-	35,000	35,000	-
Ballwin, MO	6.35%	Mar-29	I	-	11,970	11,970	-
Individually < 3% (d) (e)	(f)	(g)	I	-	39,939	21,992	-
Retail 2nd Mortgage							
St. Louis Park, MN (h)	9.25%	Aug-32	I	-	34,350	25,600	-
Lynwood, CA	9.00%	Jul-26	I	-	16,463	16,463	-
Fairfax, VA	8.00%	May-29	I	-	14,000	14,000	-
Cape Coral, FL	12.50%	Sep-27	I	-	12,500	12,500	-
Individually < 3% (i)	(j)	(k)	I	-	91,217	79,227	-
Nonretail							
Individually < 3% (l)	(m)	(n)	P&I; PIK	-	3,854	2,167	-
Other Financing Loans:							
Retail							
Borrower A	(o)	Aug-29	P&I	-	75,000	73,125	-
Nonretail							
Borrower B	7.00%	Mar-31	P&I	-	397	243	-
Allowance for Credit Losses				-	-	(5,352)	-
				$ -	**$ 441,690**	**$ 383,935**	**$ -**

(a) I = Interest only; P&I = Principal & Interest; PIK = Paid in Kind at Maturity.
(b) The aggregate cost for Federal income tax purposes was approximately $383.9 million as of December 31, 2025.
(c) There was an outstanding undrawn mortgage loan balance of $10.0 million as of December 31, 2025, for which the Company earns interest at a rate of 1.0% annum.
(d) Comprised of four separate loans with original loan amounts ranging from $2.8 million to $8.6 million.
(e) There was an outstanding undrawn mortgage loan balance of $3.7 million as of December 31, 2025, for which the Company earns interest at a rate of 1.0% annum.
(f) Interest rates range from 10.00% to 12.50%.
(g) Maturity dates range from August 2028 to September 2031.
(h) There was an outstanding undrawn mortgage loan balance of $8.8 million as of December 31, 2025 for which the Company earns interest at a rate of 1.0% annum.
(i) Comprised of 10 separate loans with original loan amounts ranging from $3.1 million to $10.9 million.
(j) Interest rates range from 9.50% to 12.00%.
(k) Maturity dates range from November 2026 to October 2034.
(l) Comprised of three separate loans with original loan amounts ranging from $30.7 thousand to $2.0 million.
(m) Interest rates range from 6.88% to 12.00%.
(n) Maturity dates range from October 2026 to December 2030.
(o) Interest rate is SOFR plus 7.75% (11.92% as of December 31, 2025).

The Company reviews payment status to identify performing versus non-performing loans. As of December 31, 2025, the Company had a total of 26 loans, all of which were performing. The Company monitors the credit quality of its notes receivable on an ongoing basis and considers indicators of credit quality such as loan payment activity, the estimated fair value of the underlying collateral, guarantees of the borrower and the prospects of the borrower.

The following table reconciles mortgage loans and other financing receivables from January 1, 2023 to December 31, 2025 (in thousands):

	2025	2024	2023
Balance at January 1,	$ 444,966	$ 130,745	$ 87,359
Additions:			
New mortgage and other loans	279,403	428,121	43,519
Deductions:			
Loan repayments	(324,983)	(108,297)	(35)
Collections of principal	(16,899)	(103)	(98)
Recovery/(provision) for credit losses	1,448	(5,500)	-
Balance at December 31,	$ 383,935	$ 444,966	$ 130,745

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-291221) and Form S-8 (Nos. 333-285120, 333-238131, 333-85659, 333-167265, and 333-184776) of Kimco Realty Corporation of our report dated February 20, 2026 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 20, 2026

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-291221) of Kimco Realty OP, LLC of our report dated February 20, 2026 relating to the financial statements and financial statement schedules, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 20, 2026

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 20, 2026

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2026

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 31.3

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Conor C. Flynn, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 20, 2026

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 31.4

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn G. Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kimco Realty OP, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2026

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 32.1

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 20, 2026

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 32.2

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty Corporation (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2025 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 20, 2026

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 32.3

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC ("Kimco OP") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Kimco OP for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 20, 2026

/s/ Conor C. Flynn
Conor C. Flynn
Chief Executive Officer

Exhibit 32.4

Section 1350 Certification

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Kimco Realty OP, LLC (“Kimco OP”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Kimco OP for the year ended December 31, 2025 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Kimco OP.

Date: February 20, 2026

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

Exhibit 99.1

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES TENANT NAME	GLA	TENANT NAME	GLA	GROCER TENANT NAME	GLA
ARIZONA											
CHANDLER	RAINTREE RANCH CENTER		2021	129,822	99.2	MY SISTER'S ATTIC	15,533			WHOLE FOODS MARKET	60,000
MESA	MESA RIVERVIEW		2005	1,104,872	96.0	BASS PRO SHOPS OUTDOOR WORLD	170,000	HOME DEPOT	102,589	WALMART	208,000
MESA	RED MOUNTAIN GATEWAY		2021	75,128	96.1	BURLINGTON	29,781	ULTA	10,000	TARGET (4)	125,527
MESA	MONTE VISTA VILLAGE CENTER		2021	45,751	100.0	PETER PIPER PIZZA	10,000				
ORO VALLEY	ENTRADA DE ORO PLAZA		2021	88,665	95.9					WALMART NEIGHBORHOOD MARKET	45,163
PEORIA	NORTH VALLEY S.C.		2011	177,078	75.4	URBAN AIR	53,984	ROSS DRESS FOR LESS	23,984	TARGET (4)	151,457
PHOENIX	METRO SQUARE		1998	218,608	100.0	BURLINGTON	98,054	MICHAELS	23,190		
PHOENIX	PLAZA DEL SOL		1998	226,591	100.0	COSTCO	141,659	ROSS DRESS FOR LESS	24,254	RANCH MARKET (4)	103,909
PHOENIX	PLAZA @ MOUNTAINSIDE		1997	131,621	92.6					SAFEWAY	62,573
PHOENIX	VILLAGE CROSSROADS		2011	184,292	100.0	MICHAELS	25,666			WALMART	110,627
PHOENIX	CHRISTOWN SPECTRUM		2015	847,781	95.8	AMERICAN FURNITURE WAREHOUSE	149,609	HARKINS THEATRES	62,322	WALMART	251,361
PHOENIX	CAMELBACK VILLAGE SQUARE		2021	132,731	100.0	SKY ZONE	22,403			FRY'S FOOD & DRUG STORE	82,838
PHOENIX	PEAK PLAZA		2021	61,102	96.2					SPROUTS FARMERS MARKET	32,725
PHOENIX	MADISON VILLAGE MARKETPLACE		2021	90,264	100.0					SAFEWAY	49,364
SCOTTSDALE	FOUNTAIN PLAZA		2021	112,055	98.7	DOLLAR TREE	12,000			FRY'S FOOD & DRUG STORE	63,805
SCOTTSDALE	SCOTTSDALE HORIZON		2021	153,739	98.0	CVS PHARMACY	16,853			SAFEWAY	55,255
SCOTTSDALE	DESERT VILLAGE		2021	101,685	100.0	CVS PHARMACY	16,856	MY SISTER'S CLOSET	12,114	AJ'S FINE FOOD	26,381
SCOTTSDALE	SCOTTSDALE WATERFRONT		2021	93,334	95.3	MOUNTAINSIDE FITNESS EXECUTIVE CLUB	15,238	URBAN OUTFITTERS	11,144		
SCOTTSDALE	CAMELBACK MILLER PLAZA		2021	144,427	100.0	TJ MAXX	34,255	PETSMART	28,033	SPROUTS FARMERS MARKET	28,500
SCOTTSDALE	THE SUMMIT AT SCOTTSDALE	OIP	2021	190,493	100.0	OFFICEMAX	15,147	CVS PHARMACY	13,813	SAFEWAY	64,500
SUN CITY	BELL CAMINO CENTER		2012	107,680	97.6	CVS PHARMACY	24,519			SAFEWAY	45,121
TEMPE	COLLEGE PARK S.C. - TEMPE		2011	62,285	96.2	PHYSIQ FITNESS	32,306				
TEMPE	BROADWAY MARKETPLACE		2021	82,507	100.0	EOS FITNESS	29,331	PAUL'S ACE HARDWARE	16,235		
TEMPE	PUEBLO ANOZIRA		2021	156,441	96.6	PETCO	15,000	DOLLAR TREE	11,524	FRY'S FOOD & DRUG STORE	61,143
TUCSON	SHOPPES AT BEARS PATH		2021	43,838	70.3						
TUCSON	MADERA VILLAGE		2021	96,697	97.7	WORKOUT ANYTIME	14,000	DOLLAR TREE	10,800	SAFEWAY	40,723
CALIFORNIA											
ALHAMBRA	COSTCO PLAZA - ALHAMBRA		1998	182,073	100.0					COSTCO	176,741
ANAHEIM	ANAHEIM PLAZA		2021	342,245	100.0	CRUNCH FITNESS	42,250	ROSS DRESS FOR LESS	27,200	EL SUPER	54,087
ANAHEIM	BROOKHURST CENTER		2016	154,465	100.0	BURLINGTON	18,235	BLINK FITNESS	16,310	RALPH'S	45,000
ANAHEIM	SYCAMORE PLAZA	PRU	2006	105,338	100.0	HARBOR FREIGHT TOOLS	17,459	DOLLAR TREE	10,797	STATER BROS. MARKETS	37,440
BELLFLOWER	LAKEWOOD PLAZA		2014	113,233	92.3	BEST BUY	64,039	PLANET FITNESS	29,025		
BELLFLOWER	CENTERWOOD PLAZA		2021	75,486	100.0	DOLLAR TREE	10,000			SUPERIOR GROCERS	30,800
BENICIA	SOUTHAMPTON CENTER		2021	162,026	97.2	ACE HARDWARE	13,923			RALEY'S	60,000
CARLSBAD	NORTH COUNTY PLAZA		2014	158,431	73.0	MARSHALLS	27,000	DOLLAR TREE	16,610		
CARMICHAEL	MADISON PLAZA		1998	212,754	96.2	HOME DEPOT	110,861	ROSS DRESS FOR LESS	21,890	WALMART NEIGHBORHOOD MARKET	44,257
CASTRO VALLEY	580 MARKET PLACE		2021	100,097	100.0	24 HOUR FITNESS	14,335			SAFEWAY	36,110
CHICO	CHICO CROSSROADS		2008	244,950	81.8	REI	25,002	BARNES & NOBLE	24,894	FOOD MAXX	54,239
CHINO HILLS	LABAND VILLAGE S.C.		2008	73,352	96.8					STATER BROS. MARKETS	43,235
CHINO HILLS	CHINO HILLS MARKETPLACE		2021	310,612	98.8	24 HOUR FITNESS	35,000	DOLLAR TREE	15,494	SMART & FINAL	47,616
COLMA	280 METRO CENTER		2015	218,332	100.0	MARSHALLS	32,000	ASHLEY	30,809		
CORONA	CORONA HILLS PLAZA		1998	489,151	99.7	COSTCO	114,112	HOME DEPOT	100,000	99 RANCH MARKET (4)	42,630
COVINA	COVINA TOWN SQUARE	KIR	2000	277,603	89.9	LOWE'S HOME CENTER	111,348	SKY ZONE	25,608	ALDI	17,508
CUPERTINO	CUPERTINO VILLAGE (3)		2006	126,296	97.0					99 RANCH MARKET	29,657
DALY CITY	WESTLAKE S.C.(3)		2002	553,414	91.0	HOME DEPOT	109,000	ROSS DRESS FOR LESS	39,050	SAFEWAY	57,817
DUBLIN	DUBLIN RETAIL CENTER	PRU	2006	154,428	100.0	MARSHALLS	32,000	ROSS DRESS FOR LESS	31,060	H MART	35,787
EL CAJON	RANCHO SAN DIEGO	CPP	2010	98,316	56.0	ROSS DRESS FOR LESS	24,000				
ELK GROVE	BEL AIR VILLAGE S.C.	PRU	2006	137,035	100.0	24 HOUR FITNESS	22,000			BEL AIR MARKET	56,435
ENCINITAS	EL CAMINO PROMENADE		2021	128,740	95.0	TJ MAXX	26,943	NORDSTROM RACK	24,190		
ESCONDIDO	DEL NORTE PLAZA	PRU	2006	223,203	94.7	LA FITNESS	40,000	ROSS DRESS FOR LESS	24,729	VONS	40,000
FREEDOM	FREEDOM CENTRE		2021	150,865	97.7	ROSS DRESS FOR LESS	21,440			SAFEWAY	55,747
FREMONT	FREMONT HUB	PRU	2007	504,666	84.7	MARSHALLS	30,028	ROSS DRESS FOR LESS	30,000	SAFEWAY	54,741

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
FREMONT	BROOKVALE S.C.		2021	129,916	100.0	CVS PHARMACY	24,437	PLANET FITNESS	24,145	LUCKY	48,000
FREMONT	GATEWAY PLAZA (3)		2021	165,554	99.1	CINELOUNGE FREMONT 7	25,988			RALEY'S	62,418
GARDENA	GARDENA GATEWAY CENTER	PRU	2006	65,987	100.0	DAISO JAPAN	19,300			99 RANCH MARKET	22,000
HAYWARD	CREEKSIDE CENTER (3)		2016	74,876	95.5	DOLLAR TREE	29,300			LAS MONTANAS SUPERMARKET	23,334
HUNTINGTON BEACH	MARINA VILLAGE		2006	148,805	97.8	CVS PHARMACY	20,120	CRUNCH FITNESS	16,609	VONS	40,800
LA MIRADA	LA MIRADA THEATER CENTER		1998	254,583	98.2	UFC GYM	45,388	U.S. POSTAL SERVICE	26,577	ALBERTSONS (4)	47,199
LA VERNE	LA VERNE TOWNE CENTER		2014	226,872	100.0	TARGET	114,732	MARSHALLS	27,764	TRADER JOE'S	15,661
LINCOLN	LINCOLN HILLS TOWN CENTER		2015	116,759	100.0	CVS PHARMACY	23,077			SAFEWAY	55,342
LIVERMORE	PLAZA 580 S.C.	PRU	2006	104,165	94.7	ROSS DRESS FOR LESS	24,000	DOLLAR TREE	12,061	TARGET (4)	112,739
LOS ANGELES	KENNETH HAHN PLAZA		2010	151,160	97.3	DD'S DISCOUNTS	22,041	ROSS DRESS FOR LESS	18,160	FOOD 4 LESS	38,950
LOS ANGELES	8000 SUNSET STRIP S.C.		2021	145,643	89.8	CRUNCH FITNESS	33,329	LANDMARK THEATRES	24,693	TRADER JOE'S	13,860
MONTEBELLO	MONTEBELLO TOWN SQUARE	KIR	2000	251,489	100.0	ALTAMED	105,000	HOBBY LOBBY	46,270		
NAPA	SOUTH NAPA MARKET PLACE		2006	349,806	100.0	TARGET	116,000	HOME DEPOT	100,238	RALEY'S	60,890
NORTHRIDGE	PLAZA DI NORTHRIDGE		2005	163,941	100.0	DSW	32,400	BURLINGTON	24,053	SUPER KING MARKET	39,348
NOVATO	NOVATO FAIR S.C.		2009	133,485	78.5	DOLLAR TREE	15,708			SAFEWAY	51,199
OCEANSIDE	EL CAMINO NORTH	PRU	2006	353,004	83.7	ROSS DRESS FOR LESS	30,000	BARNES & NOBLE	25,000		
OCEANSIDE	FIRE MOUNTAIN CENTER	PRU	2006	93,810	97.2	LAMPS PLUS	11,000			TRADER JOE'S	12,881
PACIFICA	LINDA MAR S.C.		2014	168,231	84.1	ROSS DRESS FOR LESS	24,246			SAFEWAY	45,892
POWAY	POWAY CITY CENTRE		2005	122,070	94.7	HOMEGOODS	26,210	ROSS DRESS FOR LESS	21,830	TRADER JOE'S	17,700
REDWOOD CITY	REDWOOD CITY PLAZA		2009	45,870	100.0	OUTDOOR SUPPLY HARDWARE	42,509			COSTCO (4)	132,067
ROSEVILLE	STANFORD RANCH		2014	188,493	99.0	DICK'S SPORTING GOODS	55,377	AMERICAN FURNITURE GALLERIES	36,041	AMAZON FRESH (4)	45,000
ROSEVILLE	CROCKER RANCH		2015	81,171	100.0					SAFEWAY	55,146
SAN DIEGO	VISTA BALBOA CENTER	KIR	2000	117,410	100.0	24 HOUR FITNESS	66,851			H MART	38,359
SAN DIEGO	MORENA PLAZA	CPP	2010	412,674	100.0	PRICE SELF STORAGE	120,962	SAN DIEGO HARLEY DAVIDSON	88,617	COSTCO	153,095
SAN DIEGO	CARMEL MOUNTAIN PLAZA		2009	24,400	100.0					COSTCO (4)	133,087
SAN DIEGO	LOMA SQUARE	PRU	2006	205,853	99.1	TJ MAXX	31,152	HOMEGOODS	30,619	SPROUTS FARMERS MARKET	19,225
SAN DIEGO	BLACK MOUNTAIN VILLAGE		2007	48,169	98.3					NAMASTE PLAZA INDIAN SUPERMARKET	10,439
SAN DIEGO	RANCHO PENASQUITOS TOWNE CTR.		2015	156,775	95.4					VONS	39,981
SAN DIEGO	CITY HEIGHTS CENTER		2012	108,741	98.9					ALBERTSONS	66,284
SAN DIEGO	FASHION VALLEY S.C.	OJV	2007	225,919	100.0	NORDSTROM	225,919				
SAN JOSE	STEVENS CREEK CENTRAL S.C.		2021	210,666	92.3	MARSHALLS	36,139	TOTAL WINE & MORE	25,653	SAFEWAY	59,139
SAN JOSE	CAMBRIAN PARK PLAZA (3)		2021	57,794	100.0	DOLLAR TREE	30,000				
SAN JOSE	SILVER CREEK PLAZA		2021	131,821	99.8	WALGREENS	16,000			SPROUTS FARMERS MARKET	30,130
SAN LEANDRO	FASHION FAIRE PLACE	PRU	2006	95,255	88.1	ROSS DRESS FOR LESS	26,706	MICHAELS	19,020		
SAN LEANDRO	GREENHOUSE MARKETPLACE		2021	142,598	77.9	SKY ZONE	23,700	ACE HARDWARE	18,520	SAFEWAY (4)	44,692
SAN MARCOS	RANCHO SAN MARCOS VILLAGE		2021	125,350	79.0	PLANET FITNESS	24,100	DOLLAR TREE	12,620	ALDI	21,687
SAN MARCOS	SAN MARCOS PLAZA		2021	34,880	75.8					ALBERTSONS (4)	44,296
SAN RAMON	MAGNOLIA SQUARE S.C.	KIR	1999	46,147	94.7	ULTA	10,709	PETCO	10,000		
SANTA ROSA	FULTON MARKET PLACE		2005	102,478	93.6	ACE HARDWARE	12,100			RALEY'S	60,913
SANTA ROSA	STONY POINT PLAZA		2021	194,569	98.3	ROSS DRESS FOR LESS	28,106	GOODWILL INDUSTRIES	27,895	FOOD MAXX	57,897
SANTEE	SANTEE TROLLEY SQUARE		2015	312,754	99.6	24 HOUR FITNESS	36,000	MACY'S	30,000	TARGET (4)	126,587
TEMECULA	PALM PLAZA S.C.	KIR	1999	342,000	98.3	AT HOME	86,479	TEMEKU CINEMAS	29,650	FOOD 4 LESS	52,640
TEMECULA	REDHAWK TOWNE CENTER	CPP	2010	519,018	100.0	WALMART	221,639	KOHL'S	88,728	SPROUTS FARMERS MARKET	25,647
TORRANCE	TORRANCE PROMENADE	KIR	2000	270,535	87.6	BURLINGTON	43,595	UFC GYM	42,575	TRADER JOE'S	10,004
TRUCKEE	TRUCKEE CROSSROADS		2006	26,553	66.3					SAVE MART (4)	29,572
TRUCKEE	GATEWAY AT DONNER PASS		2015	81,449	91.1					SAFEWAY	40,300
TUSTIN	LARWIN SQUARE S.C.		2006	193,415	84.3	CRUNCH FITNESS	16,520	GOODWILL INDUSTRIES	11,000	99 RANCH MARKET	41,430
TUSTIN	TUSTIN HEIGHTS S.C.		2006	137,287	100.0	MICHAELS	22,364	PETCO	11,550	SMART & FINAL	36,400
TUSTIN	THE DISTRICT @ TUSTIN LEGACY (3)	OJV	2018	663,335	98.3	TARGET	134,639	AMC THEATRES	68,159	WHOLE FOODS MARKET	60,550
UPLAND	MOUNTAIN SQUARE	PRU	2006	273,149	93.3	HOME DEPOT	98,064	HOBBY LOBBY	63,748		
VALENCIA	GRANARY SQUARE	PRU	2006	143,070	91.2	CVS PHARMACY	25,500			RALPH'S	45,579
WESTMINSTER	PAVILIONS PLACE	PRU	2006	205,066	96.3	HOWARD'S APPLIANCES (2)	17,962			H MART	69,445
WESTMINSTER	WESTMINSTER CENTER		2021	417,447	99.1	HOME DEPOT	102,220	REGENCY THEATRES	35,000	ALBERTSONS	50,000
WHITTIER	WHITTWOOD TOWN CENTER		2017	681,420	99.4	TARGET	141,900	SEARS (2)	137,985	VONS	51,011
WINDSOR	LAKEWOOD VILLAGE		2014	123,427	95.0	CVS PHARMACY	19,950			SAFEWAY	52,610

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
COLORADO											
ARVADA	NORTHRIDGE S.C. – ARVADA		2013	127,641	78.8					TARGET (4)	128,000
AURORA	VILLAGE ON THE PARK		1998	158,303	99.1	ROSS DRESS FOR LESS	30,187	TJ MAXX	28,140		
AURORA	QUINCY PLACE S.C.		1998	42,977	91.1					KING SOOPERS (4)	56,959
AURORA	EAST BANK S.C. (3)		1998	53,426	90.3						
DENVER	WEST 38TH STREET S.C.		1998	18,405	100.0					LOCAVORE	18,405
DENVER	LOWRY TOWN CENTER		2021	62,603	83.8					SAFEWAY (4)	53,208
EDGEWATER	EDGEWATER MARKETPLACE		2021	144,553	99.2	ACE HARDWARE	18,800			KING SOOPERS	76,560
ENGLEWOOD	ENGLEWOOD PLAZA (3)		1998	7,650	100.0						
FORT COLLINS	FRONT RANGE VILLAGE		2024	400,137	89.3	URBAN AIR	64,815	BURLINGTON	23,676	SPROUTS FARMERS MARKET (5)	24,288
GREELEY	GREELEY COMMONS		2012	138,818	100.0	BURLINGTON	27,974	MICHAELS	21,323	SPROUTS FARMERS MARKET	21,236
HIGHLANDS RANCH	HIGHLANDS RANCH S.C.		2011	208,092	98.7	ACE HARDWARE	33,450	TJ MAXX	30,000	KING SOOPERS (4)	77,696
LAKEWOOD	HERITAGE WEST S.C.		1998	82,581	97.8					SAFEWAY	49,788
LITTLETON	MARKET AT SOUTHPARK		2011	191,268	99.2	PLANET FITNESS	25,267	ARC THRIFT STORES	19,831	KING SOOPERS	64,532
PARKER	CROSSING AT STONEGATE		2021	120,502	100.0					KING SOOPERS	65,972
SHERIDAN	RIVER POINT AT SHERIDAN		2021	333,342	98.9	REGAL CINEMAS	55,455	3RD SHOT PICKLEBALL	42,485	COSTCO (4)	152,000
CONNECTICUT											
BRANFORD	BRANHAVEN PLAZA	KIR	2000	190,738	93.4	KOHL'S	86,830	FIVE BELOW	10,284	BIG Y	46,669
DANBURY	NEWTOWN S.C.		2014	136,209	100.0	MARSHALLS	30,954			WALMART	105,255
FARMINGTON	WEST FARM S.C.		1998	210,305	98.2	BURLINGTON	51,240	NORDSTROM RACK	35,834		
HAMDEN	HAMDEN MART (3)		2016	289,276	98.2	WALMART	89,750	BURLINGTON	47,738	ALDI	19,927
NORTH HAVEN	HOME DEPOT PLAZA - NORTH HAVEN		1998	338,666	99.3	HOME DEPOT	111,500	DICK'S SPORTING GOODS	48,265	BJ'S WHOLESALE CLUB	109,920
WILTON	WILTON RIVER PARK S.C.		2012	91,986	99.0					STOP & SHOP	46,764
DELAWARE											
WILMINGTON	BRANDYWINE COMMONS II		2014	165,792	100.0	BURLINGTON	42,443	RAYMOUR & FLANIGAN FURNITURE	36,000	SHOPRITE	58,236
FLORIDA											
ALTAMONTE SPRINGS	RENAISSANCE CENTRE		1998	192,090	98.1	PGA TOUR SUPERSTORE	38,292	DSW	23,990	WHOLE FOODS MARKET	40,000
BOCA RATON	BOCA LYONS PLAZA		2021	117,597	93.6	ROSS DRESS FOR LESS	33,575	DOLLAR TREE	10,000	AROMA MARKET	16,484
BOCA RATON	CAMINO SQUARE		1967								
BOCA RATON	MISSION BAY PLAZA	R2G	2024	261,476	98.9	DICK'S SPORTING GOODS	45,962	LA FITNESS	38,312	THE FRESH MARKET	21,782
BOYNTON BEACH	BOYNTON WEST S.C.	KIR	1999	195,786	99.3	BEALLS	103,479	BURLINGTON	51,195		
BRANDON	PLAZA AT BRANDON TOWN CENTER	KIR	2001	143,785	99.0	NRG ADVENTURE PARK	40,000	ROSS DRESS FOR LESS	25,106	TARGET (4)	107,648
CAPE CORAL	SHOPS AT SANTA BARBARA		2015	42,030	100.0						
CAPE CORAL	CORAL POINTE S.C.		2015	125,108	100.0	ROSS DRESS FOR LESS	32,265	STAPLES	20,347	PUBLIX	44,684
CLEARWATER	CURLEW CROSSING S.C.		2005	112,188	95.5	EOS FITNESS	49,865	STAPLES	17,055		
CLEARWATER	COUNTRYSIDE CENTRE		2021	248,348	94.2	DICK'S SPORTING GOODS	54,563	TJ MAXX	30,107		
CLEARWATER	SUNSET POINT 19 S.C.		2021	267,819	96.9	HOBBY LOBBY	55,000	SCANDINAVIAN DESIGNS	33,330	SPROUTS FARMERS MARKET	31,998
CLEARWATER	CYPRESS POINT		2024	168,863	100.0	AT HOME	82,136	CHUCK E CHEESE	14,901	THE FRESH MARKET	24,500
CLERMONT	CLERMONT LANDING	OJV	2021	178,301	94.9	ROSS DRESS FOR LESS	30,187	TJ MAXX	26,000		
COCONUT CREEK	CORAL CREEK SHOPS	R2G	2024	112,736	96.5					PUBLIX	42,112
COOPER CITY	EMBASSY LAKES		2021	131,751	77.9	DOLLAR TREE	11,126			BRAVO SUPERMARKET	46,328
CORAL SPRINGS	CORAL SQUARE PROMENADE		1994	55,089	22.6						
CORAL SPRINGS	MAPLEWOOD PLAZA		1997	86,342	82.6	TJ MAXX	29,500	DOLLAR TREE	14,975		
DANIA BEACH	DANIA POINTE		2016	740,669	91.0	BRANDSMART U.S.A	91,347	REGAL CINEMAS	63,531	SPROUTS FARMERS MARKET	29,645
DEERFIELD BEACH	SHOPPES AT DEERFIELD		2021	409,227	96.4	BURLINGTON	35,004	PARAGON THEATERS	32,368	PUBLIX	42,112
DELRAY BEACH	MARKETPLACE OF DELRAY		2024	213,202	89.7	ROSS DRESS FOR LESS	27,625	OFFICE DEPOT	26,500	BJ'S MARKET	53,065
FORT LAUDERDALE	CYPRESS CREEK STATION (3)		2009	260,126	94.1	LA FITNESS	48,479	JUST FOR SPORTS	15,675	TARGET	120,957
HOLLYWOOD	OAKWOOD PLAZA NORTH		2016	964,931	97.3	HOME DEPOT	142,280	BJ'S WHOLESALE CLUB	120,251	NET COST MARKET	24,950
HOLLYWOOD	HOLLYWOOD HILLS PLAZA	OIP	2021	377,543	99.1	TARGET	119,454	CHEWY.COM	100,928	PUBLIX	42,112
HOMESTEAD	HOMESTEAD TOWNE SQUARE	OJV	1972	205,614	96.8	MARSHALLS	29,575	HOMEGOODS	23,500	PUBLIX	56,077
HOMESTEAD	HOMESTEAD-WACHTEL LAND LEASE		1972	3,600	100.0					PUBLIX (4)	56,077
JACKSONVILLE	RIVERPLACE S.C.		2010	257,566	88.0	HOMESENSE	36,000	TJ MAXX	25,200		
JACKSONVILLE	ARGYLE VILLAGE		2021	306,506	99.5	SERVICE MERCHANDISE	50,000	BOB'S DISCOUNT FURNITURE	48,945	PUBLIX	51,420
JACKSONVILLE	ATLANTIC WEST	OJV	2021	92,268	100.0	TJ MAXX	28,000	HOMEGOODS	18,021	WALMART (4)	206,265
JACKSONVILLE	KERNAN VILLAGE	OJV	2021	85,158	90.4	ROSS DRESS FOR LESS	30,187	PETCO	15,000	WALMART (4)	206,265

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
JACKSONVILLE	THE MARKETS AT TOWN CENTER		2025	254,092	95.9	NORDSTROM RACK	35,170	WEST MARINE	30,392	SPROUTS FARMERS MARKET	30,162
JACKSONVILLE	RIVER CITY MARKETPLACE		2024	632,410	98.8	ASHLEY	41,820	BURLINGTON	39,991	BJ'S WHOLESALE CLUB	103,005
JACKSONVILLE	PARKWAY SHOPS		2024	144,114	98.9	HOBBY LOBBY	55,000	DICK'S SPORTING GOODS	45,000	ALDI (5)	26,454
KEY LARGO	TRADEWINDS S.C.	KIR	2000	160,651	94.9	BURLINGTON	23,603	TJ MAXX	23,000	PUBLIX	64,080
LAKELAND	MERCHANTS WALK		2001	236,522	99.5	HOBBY LOBBY	53,271	ROSS DRESS FOR LESS	30,846		
LAND O'LAKES	VILLAGE LAKES S.C.		2024	170,473	98.9	BEALLS OUTLET	25,817	MARSHALLS	24,009		
LARGO	CENTER AT MISSOURI AVENUE		1968	131,067	96.2	OLD TIME POTTERY	58,374	UFC GYM	25,121	ALDI	20,800
LARGO	TRI-CITY PLAZA		1992	221,429	99.3	LA FITNESS	33,490	BURLINGTON	30,302	PUBLIX	42,112
LARGO	LARGO PLAZA		2021	370,071	96.9	BEALLS	35,550	REGAL CINEMAS	29,224	PUBLIX (4)	120,180
LAUDERHILL	FT. LAUDERDALE PLAZA		1974	181,576	93.8	BURLINGTON	44,450	STAPLES	23,500	FESTIVAL SUPERMARKET	22,772
MARATHON	MARATHON S.C.		2013	107,816	100.0	SURF STYLE	55,096			WINN-DIXIE	38,400
MELBOURNE	NASA PLAZA		1968	168,737	91.6	RADIAL	69,900	WALGREENS	15,525		
MIAMI	GROVE GATE S.C.		1968	107,000	100.0	HOME DEPOT	105,154			MILAN'S MARKET	10,947
MIAMI	CORAL WAY PLAZA	OJV	1965	74,148	98.0	YOUFIT HEALTH CLUBS	30,000			FRESCO Y MAS (4)	55,944
MIAMI	CORAL WAY PLAZA	OJV	2003	87,305	100.0	ORCHARD SUPPLY HARDWARE	29,111			FRESCO Y MAS	55,944
MIAMI	MILLER ROAD S.C.		1986	87,069	97.2	WALGREENS	14,468			PUBLIX	46,810
MIAMI	SOUTH MIAMI S.C. (3)		1995	61,927	61.7	PETCO	22,418			SPROUTS FARMERS MARKET	23,262
MIAMI	CORAL WAY PLAZA	OJV	2016	1,615	100.0					FRESCO Y MAS (4)	55,944
MIAMI	KENDALE LAKES PLAZA		2009	284,311	99.3	KMART	114,000	HOBBY LOBBY	40,000		
MIAMI	MILLER WEST PLAZA		2015	63,563	100.0					PUBLIX	44,271
MIAMI	CORSICA SQUARE S.C.		2015	60,280	100.0					PUBLIX	45,600
MIAMI	FLAGLER PARK PLAZA		2007	355,051	99.6	BURLINGTON	29,953	YOUFIT HEALTH CLUBS	24,757	PUBLIX	56,000
MIAMI	PARK HILL PLAZA		2011	110,169	100.0	LITTLE VILLAGE LEARNING CENTER	10,000			FRESCO Y MAS	34,890
MIAMI	WINN DIXIE - MIAMI		2013	61,837	100.0					WINN-DIXIE	61,837
MIAMI	TJ MAXX PLAZA		2021	161,429	99.1	TJ MAXX	32,800	DOLLAR TREE	10,000	FRESCO Y MAS	37,794
MIAMI	PALMS AT TOWN & COUNTRY (3)		2021	654,161	97.4	KOHL'S	88,709	MARSHALLS/HOMEGOODS	50,877	PUBLIX	39,795
MIAMI	TAMIAMI TRAIL SHOPS	OIP	2021	110,952	96.6	CANO HEALTH	11,234	CVS PHARMACY	10,356	PUBLIX	42,112
MIAMI	MARY BRICKELL VILLAGE	R2G	2024	199,541	90.9	LA FITNESS	35,295			PUBLIX	29,203
NORTH MIAMI BEACH	IVES DAIRY CROSSING		1985	108,795	95.9	WALGREENS	15,930			PUBLIX	51,420
OAKLAND PARK	NORTHRIDGE S.C. – OAKLAND PARK	OIP	2021	234,199	93.2	ROSS DRESS FOR LESS	29,561	YOUFIT HEALTH CLUBS	28,752	PUBLIX	44,123
ORLANDO	BAYHILL PLAZA	KIR	2000	189,148	100.0	FITNESS CF	56,000	PGA TOUR SUPERSTORE	50,239	SPROUTS FARMERS MARKET	26,556
ORLANDO	SODO S.C.		2008	179,074	91.4	LA FITNESS	49,875	TJ MAXX	26,843	TARGET (4)	184,782
ORLANDO	MILLENIA PLAZA		2009	156,061	100.0	MARSHALLS	30,027	HOMEGOODS	24,991	TARGET (4)	187,166
ORLANDO	GRAND OAKS VILLAGE		2011	86,269	100.0					THE FRESH MARKET	18,400
ORLANDO	PHILLIPS CROSSING		2021	145,644	95.2	MICHAELS	21,012	GOLF GALAXY	16,375	WHOLE FOODS MARKET	52,549
ORLANDO	COLONIAL PLAZA		2021	491,365	96.6	HOBBY LOBBY	53,065	EOS FITNESS	42,780	SPROUTS FARMERS MARKET	23,000
ORLANDO	THE MARKETPLACE AT DR PHILLIPS	OIP	2021	326,729	96.0	CRUNCH FITNESS	37,080	HOMEGOODS	25,512	PUBLIX	64,850
ORLANDO	WATERFORD LAKES TOWN CENTER		2024	701,941	92.1	REGAL CINEMAS	86,231	BEST BUY	46,094	TARGET (4)	186,600
OVIEDO	RIVERSIDE LANDINGS		2015	78,093	98.2					PUBLIX	44,270
PALM HARBOR	HIGHLAND LAKES PLAZA		2024	79,528	84.6	BARNES & NOBLE	21,943	MICHAELS	18,780	TRADER JOE'S	13,045
PALM HARBOR	EAST LAKE WOODLANDS	R2G	2024	105,111	88.8	WALGREENS	13,000			WALMART NEIGHBORHOOD MARKET	48,758
PEMBROKE PINES	PEMBROKE COMMONS	OIP	2021	305,577	86.0	LA FITNESS	39,850	ROSS DRESS FOR LESS	25,010	PUBLIX	65,537
PEMBROKE PINES	FLAMINGO PINES	OIP	2021	131,664	94.3					PUBLIX	55,000
PENSACOLA	UNIVERSITY TOWN CENTER		2011	101,377	100.0					PUBLIX	61,389
PLANTATION	PLANTATION COMMONS		2017	60,414	97.8					ENSON MARKET	41,440
PLANTATION	VIZCAYA SQUARE		2021	110,081	98.1					WINN-DIXIE	54,307
PLANTATION	WEST BROWARD S.C.		2024	120,732	84.0	DD'S DISCOUNTS	21,965	BADCOCK HOME FURNITURE	21,646	PUBLIX	29,365
POMPANO BEACH	POMPANO POINTE S.C.		2012	77,352	100.0	HOMEGOODS	20,280	ULTA	11,224	WHOLE FOODS MARKET	40,100
ROYAL PALM BEACH	THE CROSSROADS	R2G	2024	128,401	98.1	WALGREENS	13,000	DOLLAR TREE	10,251	PUBLIX	55,454
SARASOTA	TUTTLEBEE PLAZA		2008	100,237	98.2	TJ MAXX	29,825	OFFICEMAX	23,800		
SEA RANCH LAKES	SEA RANCH CENTRE		2021	90,956	98.7	CVS PHARMACY	14,273	DOLLAR TREE	10,000	PUBLIX	28,606
SOUTH PASADENA	SOUTH PASADENA S.C.	R2G	2024	163,746	91.6	BEALLS OUTLET	26,250	CVS PHARMACY	12,000	WALMART NEIGHBORHOOD MARKET	41,884
TALLAHASSEE	VILLAGE COMMONS S.C.		1998	190,811	98.4	TOTAL WINE & MORE	31,920	HOMEGOODS	24,471	THE FRESH MARKET	22,300

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
TAMPA	THE PLAZA AT CITRUS PARK	KIR	2001	337,765	91.4	BEST BUY	46,121	ROSS DRESS FOR LESS	30,187		
TAMPA	CARROLLWOOD COMMONS		1997	206,564	100.0	AMERICAN SIGNATURE	49,106	ROSS DRESS FOR LESS	26,250	SPROUTS FARMERS MARKET	27,000
TAMPA	MISSION BELL S.C.		2004	197,181	99.3	LOWE'S HOME CENTER	167,000				
WELLINGTON	WELLINGTON GREEN COMMONS		2021	125,847	100.0					WHOLE FOODS MARKET	49,979
WELLINGTON	VILLAGE GREEN CENTER		2021	70,240	95.1					TRADER JOE'S	12,500
WEST PALM BEACH	BELMART PLAZA		2014	66,440	91.9					PUBLIX	28,800
WEST PALM BEACH	MCDONALD'S - BELVEDERE PLAZA		1997	3,787	100.0					PUBLIX (4)	28,800
WINTER PARK	WINTER PARK CORNERS		2021	95,211	89.0					SPROUTS FARMERS MARKET	30,348
GEORGIA											
ACWORTH	LAKESIDE MARKETPLACE		2021	137,498	98.6	ROSS DRESS FOR LESS	30,222	MICHAELS	23,921	TARGET (4)	169,120
ATLANTA	EMBRY VILLAGE		2008	206,570	99.4	PLANET FITNESS	19,838	MR. CUE'S BILLIARDS & BURGERS	14,870	KROGER	102,877
ATLANTA	PERIMETER EXPO		2016	175,835	100.0	ONELIFE FITNESS	53,851	MARSHALLS	36,598		
ATLANTA	PERIMETER VILLAGE (3)		2021	311,645	92.1	HOBBY LOBBY	40,000	DSW	19,920	GROCER	116,824
ATLANTA	CAMP CREEK MARKETPLACE II		2021	196,283	99.0	AMERICAN SIGNATURE	50,134	LA FITNESS	45,000		
ATLANTA	PUBLIX AT PRINCETON LAKES	OIP	2021	68,407	100.0					PUBLIX	45,600
DECATUR	NORTH DECATUR STATION	OIP	2021	88,779	100.0					WHOLE FOODS MARKET	35,097
DULUTH	RIVERWALK MARKETPLACE		2015	78,025	100.0					WHOLE FOODS MARKET	70,125
DULUTH	PEACHTREE HILL		2024	89,075	97.1	LA FITNESS	45,000			KROGER (5)	65,625
DULUTH	PROMENADE AT PLEASANT HILL		2024	257,972	96.9	K1 SPEED	55,797	LA FITNESS	40,221	PUBLIX	65,920
GRAYSON	GRAYSON COMMONS		2021	76,581	100.0					KROGER	46,581
JOHNS CREEK	MARKET AT HAYNES BRIDGE		2008	130,390	97.9					KROGER	62,000
LAWRENCEVILLE	LAWRENCEVILLE MARKET		2013	285,656	99.2	HOBBY LOBBY	67,400	AMC THEATRES	65,442	TARGET (4)	116,400
NEWNAN	NEWNAN PAVILION		2024	352,793	99.3	KOHL'S	86,584	ACADEMY SPORTS & OUTDOORS	73,418	ALDI	23,320
PEACHTREE CITY	BRAELINN VILLAGE		2014	270,057	95.3	ALTITUDE TRAMPOLINE PARK	50,531	ACE PICKLEBALL CLUB	40,000	KROGER	108,127
POWDER SPRINGS	BROWNSVILLE COMMONS		2021	27,747	84.5					KROGER (4)	54,166
ROSWELL	ROSWELL CORNERS		2021	145,496	100.0	TJ MAXX	30,000			THE FRESH MARKET	23,923
ROSWELL	ROSWELL CROSSING		2021	191,170	98.6	PIKE FAMILY NURSERIES	45,116	OFFICEMAX	23,500	TRADER JOE'S	11,606
WOODSTOCK	WOODSTOCK SQUARE		2024	218,859	100.0	KOHL'S	86,584	OFFICE DEPOT	23,500	TARGET (4)	188,000
ILLINOIS											
CHAMPAIGN	PINETREE PLAZA	KIR	2001	111,720	100.0	BEST BUY	45,350	ROSS DRESS FOR LESS	30,247		
GLENVIEW	PLAZA DEL PRADO		2017	141,721	98.9					JEWEL OSCO	59,171
PALATINE	DEER GROVE CENTRE		2024	209,220	95.1	HOBBY LOBBY	55,000	TJ MAXX	50,000	ALDI (5)	20,388
SKOKIE	SKOKIE POINTE		1997	62,983	100.0	MARSHALLS	30,406	OLD NAVY	28,049	JEWEL OSCO (4)	70,630
VERNON HILLS	HAWTHORN HILLS SQUARE S.C.		2012	192,636	94.3	DICK'S SPORTING GOODS	54,997	PETSMART	27,518		
INDIANA											
GREENWOOD	GREENWOOD S.C.		1970	217,876	100.0	AUTOZONE	47,000	MARSHALLS/HOMEGOODS	42,000	FRESH THYME FARMERS MARKET	29,979
KENTUCKY											
CRESCENT SPRINGS	BUTTERMILK TOWNE CENTER		2024	183,020	100.0	FIELD & STREAM	50,380	LA FITNESS	45,867	REMKE MARKETS	47,527
LOUISVILLE	FESTIVAL ON JEFFERSON COURT		2021	169,783	90.2	NADIA BEAUTY SUPPLY	19,200			KROGER	59,976
MASSACHUSETTS											
BEDFORD	BEDFORD MARKETPLACE	R2G	2024	153,738	100.0	MARSHALLS	44,790			WHOLE FOODS MARKET	40,175
BRIGHTON	WASHINGTON ST. PLAZA (3)		2014	20,350	100.0					WHOLE FOODS MARKET	20,350
BROOKLINE	BROOKLINE VILLAGE		2024	5,361	100.0						
CAMBRIDGE	MEMORIAL PLAZA		2014	62,555	92.5	MICRO CENTER	41,724			TRADER JOE'S	11,065
CANTON	VILLAGE SHOPPES OF CANTON	R2G	2024	255,059	83.6	MARSHALLS	37,300	CVS PHARMACY	10,125	SHAW'S SUPERMARKET	64,000
CHATHAM	MAIN ST. PLAZA		2014	24,432	100.0	OCEAN STATE JOB LOT	24,432				
DEDHAM	DEDHAM POINTE	R2G	2024	511,097	98.7	AT HOME	93,279	DICK'S SPORTING GOODS	52,046	STOP & SHOP	74,236
DORCHESTER	MORRISSEY PLAZA		2014	84,470	100.0	FLOOR & DECOR	84,470				
EVERETT	GLENDALE SQUARE		2014	41,463	92.3	WALGREENS	14,707			EL VALLE DE LA SULTANA MARKET	10,950
FALMOUTH	FALMOUTH PLAZA		2014	88,894	87.1	STAPLES	24,652	PLANET FITNESS	12,368	ALDI (4)	23,350
FRAMINGHAM	WAVERLY PLAZA		2014	26,482	100.0					AJ SEABRA SUPERMARKET	9,615
HYANNIS	FESTIVAL AT HYANNIS S.C.		2014	231,899	99.3	HOBBY LOBBY	46,932	HOMEGOODS	24,920	SHAW'S SUPERMARKET	54,712
MEDFORD	FELLSWAY @ 630		2014	56,215	100.0	LOWE'S OUTLET (2)	22,478			ALDI	21,952
NORTHBOROUGH	NORTHBOROUGH CROSSING		2024	323,651	98.6	KOHL'S	87,428	MARSHALLS	30,000	WEGMANS (5)	139,449
QUINCY	NORTH QUINCY PLAZA		2014	80,510	100.0	MING SEAFOOD RESTAURANT CORP.	14,247			99 RANCH MARKET	55,087

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
QUINCY	ADAMS PLAZA		2014	24,469	100.0	WALGREENS	12,607				
REVERE	BROADWAY PLAZA		2014	15,272	100.0	WALGREENS	15,272				
SALEM	PARADISE PLAZA		2014	48,587	100.0	STAPLES	17,001				
SWAMPSCOTT	VINNIN SQUARE PLAZA		2014	63,975	100.0	CVS PHARMACY	11,060	PETCO	10,250		
WAKEFIELD	NORTH AVE. PLAZA		2014	15,984	100.0	MG FITNESS	15,984				
WALTHAM	LINDEN PLAZA		2014	24,284	100.0	PETCO	13,650				
WOBURN	WASHINGTON ST. S.C.		2014	123,681	96.3	KOHL'S	93,705	ULTA	10,483		
WORCESTER	MILL ST. PLAZA		2014	66,281	100.0	HARBOR FREIGHT TOOLS	18,859	DOLLAR TREE	10,541	ASIAN SUPERMARKET	21,521
MARYLAND											
BALTIMORE	FULLERTON PLAZA		2014	158,422	100.0	LA FITNESS	34,000			WEIS MARKETS	67,520
BALTIMORE	INGLESIDE S.C.		2014	114,045	97.7	UMI HOT POT & SEAFOOD BUFFET	11,868	DOLLAR TREE	10,000	SAFEWAY	54,200
BALTIMORE	WILKENS BELTWAY PLAZA		2014	100,616	100.0					GIANT FOOD	65,425
BALTIMORE	YORK ROAD PLAZA		2014	90,903	98.7					GIANT FOOD	56,892
BALTIMORE	PUTTY HILL PLAZA		2013	90,777	91.0					GIANT FOOD	43,136
BEL AIR	GREENBRIER S.C.		2014	130,193	96.0	CVS PHARMACY	10,125	DOLLAR TREE	10,000	SAFEWAY	55,032
CLARKSVILLE	RIVER HILL VILLAGE CENTER		2014	105,907	100.0					GIANT FOOD	62,943
COLUMBIA	SNOWDEN SQUARE S.C.		2012	75,000	100.0	MICHAELS	26,706	PETSMART	25,000	BJ'S WHOLESALE CLUB (4)	109,384
COLUMBIA	COLUMBIA CROSSING		2015	404,258	100.0	ASHLEY	63,062	DICK'S SPORTING GOODS	60,840	TARGET (4)	130,604
COLUMBIA	HICKORY RIDGE		2015	100,803	93.5					GIANT FOOD	57,994
COLUMBIA	KINGS CONTRIVANCE		2014	98,399	89.2					HARRIS TEETER	56,905
COLUMBIA	HARPERS CHOICE		2015	91,165	87.3					SAFEWAY	55,164
COLUMBIA	THE SHOPPES AT WILDE LAKE		2002	69,903	98.7	CVS PHARMACY	13,225			GROCERY OUTLET BARGAIN MARKET	15,079
CROFTON	CROFTON CENTRE		2024	252,230	98.8	AT HOME	95,810	GOLD'S GYM	32,859	GIANT FOOD	54,800
DISTRICT HEIGHTS	THE SHOPS AT DISTRICT HEIGHTS		2015	90,865	97.3					GIANT FOOD	64,333
ELLICOTT CITY	DORSEY'S SEARCH VILLAGE CENTER		2015	86,456	100.0					GIANT FOOD	55,000
ELLICOTT CITY	ENCHANTED FOREST S.C.		2014	142,052	100.0	PETCO	12,400			SAFEWAY	50,093
ELLICOTT CITY	LONG GATE S.C.	PRU	2007	429,030	100.0	TARGET	146,773	KOHL'S	106,889	SAFEWAY	55,164
FREDERICK	VILLAGES AT URBANA		2003	111,033	98.1					GIANT FOOD	56,166
GAITHERSBURG	GAITHERSBURG S.C.		1999	88,277	97.7	FLOOR & DECOR	60,102	MATTRESS & FURNITURE MART	10,026		
GAITHERSBURG	KENTLANDS MARKET SQUARE		2016	238,295	96.2	CINEPOLIS LUXURY CINEMAS	34,052	MICHAELS	23,296	WHOLE FOODS MARKET	35,868
HUNT VALLEY	SHAWAN PLAZA		2008	94,653	100.0					GIANT FOOD	55,330
LAUREL	LAUREL PLAZA		1964	162,144	100.0	2A THRIFT	81,550	PLANET FITNESS	21,000		
OWINGS MILLS	MILL STATION DEVELOPMENT		2016	497,946	100.0	COSTCO	148,000	AMC THEATRES	69,322	GIANT FOOD	66,450
PASADENA	PATRIOTS PLAZA	OJV	2003	38,766	97.5	DAVITA	10,496				
PIKESVILLE	CENTRE COURT- RETAIL/BANK		2011	105,223	96.8					GIANT FOOD	63,529
ROCKVILLE	PIKE CENTER		2021	80,869	87.2	LUNA HALL	15,800	GOLFDOM	10,909		
TIMONIUM	TIMONIUM CROSSING		2014	53,914	96.7	AMERICAN RADIOLOGY	14,849				
TIMONIUM	TIMONIUM SQUARE		2003	191,561	93.2	STAPLES	15,000			GIANT FOOD	61,941
TOWSON	RADCLIFFE CENTER		2014	88,405	87.0	CVS PHARMACY	10,125			SAFEWAY	59,180
TOWSON	TOWSON PLACE		2012	630,147	95.9	TARGET	132,608	DICK'S SPORTING GOODS	49,182	WEIS MARKETS	55,452
MICHIGAN											
CLINTON TOWNSHIP	CLINTON POINTE		2024	135,450	97.6	TJ MAXX	24,145	PLANET FITNESS	23,425	TARGET (4)	116,000
NOVI	WEST OAKS S.C.		2024	259,133	100.0	GARDNER WHITE	60,817	NORDSTROM RACK	33,420		
NOVI	WEST OAKS II S.C.		2024	191,015	68.7	BURLINGTON	25,755	MARSHALLS	25,000		
ROCHESTER HILLS	WINCHESTER CENTER		2024	315,856	94.5	DICK'S SPORTING GOODS	60,365	MARSHALLS	50,079		
TROY	TROY MARKETPLACE	R2G	2024	249,483	99.2	LA FITNESS	45,000	NORDSTROM RACK	36,383		
WEST BLOOMFIELD	THE SHOPS AT OLD ORCHARD	R2G	2024	96,807	100.0	WITBECK HOME APPLIANCE MART	10,223			PLUM MARKET	36,044
MINNESOTA											
EDINA	CENTENNIAL SHOPS		2024	85,230	100.0	PINSTRIPES	32,414	THE CONTAINER STORE	22,040		
MAPLE GROVE	ARBOR LAKES RETAIL CENTER	KIR	2001	450,981	89.0	BEST BUY	45,953	BOB'S DISCOUNT FURNITURE	37,019	BYERLY'S	55,043
MAPLE GROVE	THE FOUNTAINS AT ARBOR LAKES		2006	481,032	99.7	LOWE'S HOME CENTER	137,933	DICK'S SPORTING GOODS	51,182	COSTCO (4)	139,262
MINNETONKA	RIDGEDALE FESTIVAL CENTER	KIR	1998	121,066	100.0	HOBBY LOBBY	62,204	TOTAL WINE & MORE	25,775		
WOODBURY	WOODBURY LAKES		2024	357,359	94.6	ALAMO DRAFTHOUSE CINEMA	43,392	PUBLIC LANDS	28,785	TRADER JOE'S (4)	9,800
MISSOURI											
CREVE COEUR	HERITAGE PLACE		2024	270,810	99.5	TJ MAXX	30,025	MARSHALLS	27,550	DIERBERGS MARKETS	74,721
SAINT CHARLES	CENTER POINT S.C.		1998	84,460	100.0	KOHL'S	84,460				
TOWN & COUNTRY	TOWN & COUNTRY CROSSING	R2G	2024	187,984	100.0	REI	23,358	HOMEGOODS	19,672	WHOLE FOODS MARKET	55,012

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
NORTH CAROLINA											
CARY	CENTRUM @ CROSSROADS	KIR	2001	315,977	92.1	KOHL'S	86,584	PETSMART	26,040	BJ'S WHOLESALE CLUB	108,532
CARY	CROSSROADS PLAZA - CARY		2000	586,786	99.2	DICK'S SPORTING GOODS	55,000	BEST BUY	51,259		
CARY	NORTHWOODS S.C.		2021	77,802	97.0					WALMART NEIGHBORHOOD MARKET	39,680
CARY	HIGH HOUSE CROSSING		2021	87,981	98.0	TRIUMPH GYMNASTICS	15,748			GO FRESH 365	34,484
CHARLOTTE	WOODLAWN MARKETPLACE		1968	241,432	100.0	HOME DEPOT	85,600	BURLINGTON	48,000		
CHARLOTTE	TYVOLA SQUARE		1986	228,538	100.0	ROSS DRESS FOR LESS	32,003	K&G FASHION SUPERSTORE	28,109	COMPARE FOODS	24,928
CHARLOTTE	QUAIL CORNERS		2014	106,219	95.0					HARRIS TEETER	51,486
CORNELIUS	JETTON VILLAGE SHOPPES		2011	80,600	100.0					HARRIS TEETER	57,260
DAVIDSON	DAVIDSON COMMONS		2012	83,938	100.0					HARRIS TEETER	48,000
DURHAM	NEW HOPE COMMONS	KIR	2002	408,065	100.0	BEST BUY	45,000	BURLINGTON	31,772	WALMART	149,929
DURHAM	HOPE VALLEY COMMONS		2021	81,327	100.0					HARRIS TEETER	48,505
MOORESVILLE	MOORESVILLE CROSSING		2007	165,798	100.0	BEST BUY	30,000	NORDSTROM RACK	28,000		
MORRISVILLE	PARK PLACE S.C.		2008	169,901	100.0	CARMIKE CINEMAS	60,124	O2 FITNESS CLUBS	36,000	FOOD LION	36,427
RALEIGH	PLEASANT VALLEY PROMENADE (3)		1993	288,654	86.9	GOLF GALAXY	59,719	ROSS DRESS FOR LESS	30,187	GROCER	22,979
RALEIGH	BRENNAN STATION		2011	128,392	98.6	OFFICE DEPOT	22,391	TOWN AND COUNTRY HARDWARE	12,000	TRADER JOE'S	14,679
RALEIGH	FALLS POINTE		2021	109,501	100.0					HARRIS TEETER	54,314
RALEIGH	CAPITAL SQUARE		2021	164,435	96.3	IT'S FASHION METRO	14,694	IBEAUTY	14,000	FOOD LION	39,301
RALEIGH	LEESVILLE TOWNE CENTRE		2021	127,106	97.4	DUKE PRIMARY CARE	12,711			HARRIS TEETER	46,479
RALEIGH	SIX FORKS STATION S.C.		2021	468,314	96.0	HOME DEPOT	117,424	TARGET	113,849	FOOD LION	44,213
RALEIGH	STONEHENGE MARKET		2021	188,623	99.4	PAINTED TREE BOUTIQUES	34,097			HARRIS TEETER	58,000
WINSTON-SALEM	CLOVERDALE PLAZA		1969	132,590	96.5	DOLLAR TREE	14,849			HARRIS TEETER	60,279
NEW HAMPSHIRE											
NASHUA	WEBSTER SQUARE		2014	215,640	95.0	TJ MAXX	25,219	MICHAELS	24,300	TRADER JOE'S	13,800
NEWINGTON	THE CROSSINGS		2024	509,749	100.0	KOHL'S	96,183	REGAL CINEMAS	57,371	ALDI	27,741
SALEM	ROCKINGHAM PLAZA (3)		1994	405,367	100.0	KOHL'S	91,282	BOB'S DISCOUNT FURNITURE	51,507		
NEW JERSEY											
BRIDGEWATER	BRIDGEWATER PROMENADE	KIR	2001	241,884	95.6	BURLINGTON	40,415	MARSHALLS	39,562	TRADER JOE'S	12,820
CHERRY HILL	BRACE ROAD STATION		1985	124,750	100.0					HUNG VUONG SUPERMARKET	62,532
CHERRY HILL	HILLVIEW S.C.		2014	216,219	100.0	KOHL'S	86,770	HOBBY LOBBY	44,675	TARGET (4)	130,915
CHERRY HILL	GARDEN STATE PAVILIONS		2011	380,911	90.7	BURLINGTON	70,500	PGA TOUR SUPERSTORE	39,610	SHOPRITE	86,076
CLARK	CENTRAL CENTER-SHOPRITE		2013	85,000	100.0					SHOPRITE	85,000
CLARK	COMMERCE CENTER EAST		2013	52,812	100.0					BRIXMOR	52,812
CLARK	CENTRAL PLAZA		2013	41,537	100.0	AHS HOSPITAL	28,000	WALGREENS	13,537		
EAST WINDSOR	EAST WINDSOR VILLAGE		2008	248,727	97.1	TARGET	126,200	TJ MAXX	30,000	PATEL BROTHERS	22,310
EDGEWATER	EDGEWATER COMMONS	PRU	2007	426,864	100.0	TARGET	113,156	TJ MAXX	35,000	ACME MARKETS	63,966
HILLSDALE	PLAZA AT HILLSDALE		2014	60,432	100.0	WALGREENS	16,332			KINGS SUPERMARKET	30,811
HOLMDEL	HOLMDEL TOWNE CENTER		2007	299,723	87.5	HOBBY LOBBY	56,021	MARSHALLS/HOMEGOODS	48,833		
HOLMDEL	COMMONS AT HOLMDEL		2007	235,694	98.8	BEST BUY	30,109	MICHAELS	25,482		
MILLBURN	PLAZA AT SHORT HILLS		2014	89,321	98.4	CITYMD	17,139	PET SUPPLIES PLUS	10,158	KINGS SUPERMARKET	40,024
MOORESTOWN	MAPLE SHADE		2009	201,351	100.0	LOWE'S HOME CENTER	135,198	SKY ZONE	42,173		
NORTH BRUNSWICK	NORTH BRUNSWICK PLAZA		1994	429,293	98.4	BURLINGTON	64,676	MARSHALLS	52,440	WALMART	184,648
PISCATAWAY	PISCATAWAY TOWN CENTER		1998	97,134	67.4					PATEL BROTHERS	31,000
RIDGEWOOD	RIDGEWOOD S.C.		1994	24,280	100.0					WHOLE FOODS MARKET	24,280
UNION	UNION CRESCENT PLAZA		2007	98,193	100.0	BURLINGTON	30,225			WHOLE FOODS MARKET	60,000
WAYNE	WILLOWBROOK PLAZA		2009	401,574	100.0	FLOOR & DECOR	93,704	EXTRA SPACE STORAGE	85,063		
WESTMONT	WESTMONT PLAZA		1994	156,613	98.7	TARGET	48,142	DOLLAR TREE	12,000	SPROUTS FARMERS MARKET	22,360
NEW MEXICO											
ALBUQUERQUE	NORTH TOWNE PLAZA - ALBUQUERQUE		2021	118,721	100.0	HOMEGOODS	22,514			WHOLE FOODS MARKET	34,020
NEVADA											
LAS VEGAS	RANCHO TOWNE & COUNTRY		2021	87,243	100.0					SMITH'S	55,096
LAS VEGAS	FRANCISCO CENTER		2021	116,756	95.4	DD'S DISCOUNTS	19,350			LA BONITA	36,800
LAS VEGAS	CHARLESTON COMMONS		2021	330,815	99.5	WALMART	116,792	BURLINGTON	29,442	GROCERY OUTLET BARGAIN MARKET	29,849
NORTH LAS VEGAS	COLLEGE PARK S.C. - N LAS VEGAS		2021	167,160	92.8	CVS PHARMACY	24,100	WSS	14,924	EL SUPER	36,983
RENO	DEL MONTE PLAZA		2006	119,377	96.5	SIERRA TRADING POST	31,000	FIVE BELOW	10,542	WHOLE FOODS MARKET	51,758

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
RENO	REDFIELD PROMENADE		2015	151,737	99.1	NORDSTROM RACK	31,038	BOB'S DISCOUNT FURNITURE	28,788	NATURAL GROCERS	16,198
RENO	MCQUEEN CROSSINGS S.C.		2015	104,319	100.0					RALEY'S	65,519
RENO	GALENA JUNCTION S.C.		2015	120,196	100.0	SHELL OIL	10,000			RALEY'S	61,570
SPARKS	D'ANDREA MARKETPLACE		2007	119,601	99.3	CVS PHARMACY	18,990			SAFEWAY	56,061
SPARKS	SPARKS MERCANTILE		2015	113,759	94.7					RALEY'S	63,476
NEW YORK											
BAY SHORE	MARKET AT BAY SHORE		2006	176,831	100.0	BEST BUY	45,499	BURLINGTON	43,123	ALDI	18,635
BELLMORE	BELLMORE S.C.		2004	15,445	100.0	PETSMART	12,052				
BRIDGEHAMPTON	BRIDGEHAMPTON COMMONS		2009	304,959	99.6	TARGET	89,935	TJ MAXX	26,768	KING KULLEN	61,892
BRONX	CONCOURSE PLAZA	OJV	2013	223,551	90.5	REGAL CINEMAS	58,860	PUREFITNESS	18,119	FOOD BAZAAR	51,680
BROOKLYN	MILL BASIN PLAZA (3)	KIR	2000	69,250	100.0	HOME DEPOT	58,200	WALGREENS	11,050		
BROOKLYN	OCEAN PLAZA		2003	10,000	100.0	MEDEX DIAGNOSTIC AND TREATMENT CENTER	10,000				
BROOKLYN	KINGS HIGHWAY S.C.		2004	29,671	78.8	CENTER FOR ALLIED HEALTH EDUCATION	19,371				
BROOKLYN	RALPH AVENUE PLAZA		2004	40,373	66.8	DUANE READE	15,638	PC RICHARD & SON	11,311		
BROOKLYN HEIGHTS	KEY FOOD - ATLANTIC AVENUE		2012	7,200	100.0					KEY FOOD	7,200
COMMACK	VETERANS MEMORIAL PLAZA		1998	251,254	100.0	HOBBY LOBBY	42,970	BURLINGTON	40,471	WHOLE FOODS MARKET	45,000
COMMACK	BIRCHWOOD PLAZA		2007	24,617	100.0	DOLLAR TREE	14,137				
COPIAGUE	HOME DEPOT PLAZA - COPIAGUE	KIR	1998	135,436	100.0	HOME DEPOT	112,000			TARGET (4)	130,417
EAST NORTHPORT	NORTHPORT CENTER		2012	3,827	100.0						
ELMHURST	THE SHOPPES AT 82ND STREET		2025	59,136	100.0	EMBLEMHEALTH	17,914			TARGET	23,580
ELMONT	ELMONT S.C.		2004	27,078	100.0	TJ MAXX	21,178				
ELMSFORD	ELMSFORD CENTER 2		2013	58,838	100.0	AUTONATION	58,838				
FARMINGDALE	AIRPORT PLAZA		2015	409,489	100.0	HOME DEPOT	116,790	PETSMART	30,235	STEW LEONARD'S	60,000
FLUSHING	KISSENA BLVD S.C.		2007	22,416	100.0					FRUIT VALLEY PRODUCE	17,300
FRANKLIN SQUARE	FRANKLIN SQUARE S.C.		2004	17,789	100.0	PHENIX SALON SUITES	11,857				
FREEPORT	MEADOWBROOK COMMONS	KIR	2000	173,002	100.0	VORNADO REALTY TRUST	37,328	MARSHALLS	27,540	TARGET	46,753
GLEN COVE	NORTH SHORE TRIANGLE	KIR	2000	49,212	95.7	STAPLES	24,880	PETSMART	13,482		
GREAT NECK	THE GARDENS AT GREAT NECK		2022	111,831	62.4	PLANET FITNESS	22,000			ALDI	20,939
GREENVALE	THE GREEN COVE PLAZA		2022	86,446	98.6	TJ MAXX	30,992	EQUINOX FITNESS CLUB	24,000		
HAMPTON BAYS	HAMPTON BAYS PLAZA		1989	70,990	100.0	MACY'S	50,000	PETCO	11,890		
HICKSVILLE	HICKSVILLE PLAZA		2004	35,736	100.0	DOLLAR TREE	10,481			VILLAGER'S FARMER MARKET	12,919
HUNTINGTON STATION	TURNPIKE PLAZA		2011	52,973	79.2					LIDL	30,700
JERICHO	JERICHO COMMONS SOUTH		2007	171,180	100.0	MARSHALLS	33,600	MILLERIDGE	20,466	WHOLE FOODS MARKET	39,504
KEW GARDENS HILLS	FAMILY DOLLAR UNION TURNPIKE		2012	10,790	92.5						
LITTLE NECK	LITTLE NECK PLAZA		2003	48,275	95.4					LITTLE NECK GROCERY	8,750
LONG ISLAND CITY	KEY FOOD - 21ST STREET (3)		2012	-	-						
MANHASSET	MANHASSET CENTER		1999	155,321	100.0	MARSHALLS	40,114	NORDSTROM RACK	34,257	KING KULLEN	37,570
MASPETH	GRAND PLAZA		2004	22,500	100.0					KEY FOOD	22,500
MASSAPEQUA	CARMANS PLAZA		2022	182,081	94.7	PLANET FITNESS	19,870	DMV	19,310	KEY FOOD	32,570
MASSAPEQUA PARK	SOUTHGATE SHOPPING CENTER		2022	111,776	98.1					KING KULLEN	51,283
MERRICK	MERRICK COMMONS	KIR	2000	108,876	90.5	HOMEGOODS	24,836	PLANET FITNESS	15,038	LIDL	31,478
MINEOLA	MINEOLA CROSSINGS		2007	26,747	100.0					NORTH SHORE FARMS	10,000
MUNSEY PARK	MUNSEY PARK PLAZA	KIR	2000	72,748	100.0	THEODORE ALEXANDER	41,393			WHOLE FOODS MARKET	20,000
NESCONSET	SMITHTOWN PLAZA		2009	55,968	100.0	PETSMART	28,916	BOB'S DISCOUNT FURNITURE	27,052	COSTCO (4)	122,475
NORTH MASSAPEQUA	NORTH MASSAPEQUA S.C.		2004	29,599	92.1	DOLLAR TREE	13,965				
PLAINVIEW	MANETTO HILL PLAZA		1969	88,118	82.9	PLANET FITNESS	17,464			AMAZON FRESH (2)	33,342
SELDEN	INDEPENDENCE PLAZA - SELDEN		2014	236,130	93.8	HOME DEPOT	102,220	GUITAR CENTER	11,000	TARGET	52,250
STATEN ISLAND	FOREST AVENUE S.C.	KIR	2000	189,532	99.0	LA FITNESS	34,000	TJ MAXX/HOMEGOODS	26,962	LIDL	19,667

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
STATEN ISLAND	RICHMOND S.C.		1989	268,362	100.0	REGENCY FURNITURE	29,216	HOMEGOODS	26,375	TARGET	139,839
STATEN ISLAND	GREENRIDGE PLAZA		1997	97,959	97.9	LA FITNESS	33,180			ALDI	21,317
STATEN ISLAND	THE BOULEVARD		2006	410,189	98.5	ALAMO DRAFTHOUSE CINEMA	45,485	LA FITNESS	37,583	SHOPRITE	67,868
STATEN ISLAND	FOREST AVENUE PLAZA		2005	46,063	100.0					TARGET	46,063
STATEN ISLAND	2424 HYLAN BOULEVARD		2020	56,500	100.0	ISLAND TOYOTA	56,500				
SYOSSET	SYOSSET S.C.		1967	32,124	100.0	PLANET FITNESS	16,664				
SYOSSET	SYOSSET CORNERS		2022	25,442	95.8						
VALLEY STREAM	KEY FOOD - CENTRAL AVENUE		2012	27,924	100.0					KEY FOOD	27,924
WEST ISLIP	SEQUAMS SHOPPING CENTER		2022	24,149	100.0					SOUTHDOWN MARKET	11,575
WHITE PLAINS	WHITE PLAINS S.C.		2004	14,450	100.0	DOLLAR TREE	14,450				
WOODBURY	WOODBURY COMMON		2022	84,222	87.5					THE FRESH MARKET (2)	19,800
WOODBURY	THE MARKETPLACE		2022	35,737	100.0	ACTION BLACK	15,177	PARTY HOUSE	12,000		
WOODBURY	STOP & SHOP		2022	55,000	100.0					STOP & SHOP	55,000
WOODSIDE	MET FRESH		2012	7,500	100.0					MET FRESH	7,500
YONKERS	SHOPRITE S.C.		1995	43,560	100.0					SHOPRITE	43,560
YONKERS	ROMAINE PLAZA		2005	10,329	100.0	ADVANCE AUTO PARTS	10,329				
OHIO											
COLUMBUS	OLENTANGY PLAZA		2024	252,512	98.9	MICRO CENTER	47,090	MARSHALLS	28,000	DAYOU INTERNATIONAL MARKET	32,563
HAMILTON	BRIDGEWATER FALLS		2024	505,258	96.5	JCPENNEY	98,250	DICK'S SPORTING GOODS	50,000	TARGET (4)	124,544
HOLLAND	SPRING MEADOWS PLACE		2024	314,513	94.5	ASHLEY	36,320	TJ MAXX	32,152	TARGET (4)	104,000
MASON	DEERFIELD TOWNE CENTER		2024	467,513	97.7	REGAL CINEMAS	65,139	DICK'S SPORTING GOODS	48,000	WHOLE FOODS MARKET	28,158
UPPER ARLINGTON	THE SHOPS ON LANE AVENUE	R2G	2024	181,568	78.0	ULTA	12,500	COHATCH	10,733	WHOLE FOODS MARKET	35,709
OREGON											
CLACKAMAS	CLACKAMAS PROMENADE	PRU	2007	235,116	96.6	HOBBY LOBBY	45,461	NORDSTROM RACK	27,766	TARGET (4)	125,923
HAPPY VALLEY	CLACKAMAS SQUARE	OIP	2021	73,951	93.9	TJ MAXX	25,404			WINCO FOODS (4)	64,255
HILLSBORO	TANASBOURNE VILLAGE		2008	206,691	100.0	BURLINGTON	27,465	DSW	19,949	SAFEWAY	53,000
PORTLAND	JANTZEN BEACH CENTER		2017	741,227	96.6	HOME DEPOT	106,500	BURLINGTON	70,501	TARGET	138,700
PORTLAND	RALEIGH HILLS PLAZA	OIP	2021	39,520	100.0	WALGREENS	15,120			NEW SEASONS MARKET	22,822
PENNSYLVANIA											
ARDMORE	SUBURBAN SQUARE		2007	309,274	94.0	LIFE TIME FITNESS	78,363	WEST ELM	10,543	TRADER JOE'S	12,548
BLUE BELL	CENTER SQUARE S.C.		1996	120,211	100.0	KOHL'S	93,444	HOMEGOODS	26,767	MCCAFFREY'S FOOD MARKETS (4)	88,842
CHAMBERSBURG	WAYNE PLAZA		2008	131,623	92.8	WINE & SPIRITS SHOPPE	11,309			GIANT	67,521
DEVON	DEVON VILLAGE		2012	68,935	100.0	WINE & SPIRITS SHOPPE	10,394			WHOLE FOODS MARKET	33,504
EAST NORRITON	NORRITON SQUARE		1984	131,962	90.7	HAIR BUZZ	18,025	FIVE BELOW	10,143	ACME MARKETS	66,506
EAST STROUDSBURG	POCONO PLAZA		1973	143,790	100.0	HOMEGOODS	22,500	WINE & SPIRITS SHOPPE	11,388	GIANT	66,479
EXTON	WHITELAND TOWN CENTER		1996	85,184	100.0	KOHL'S	85,184				
HARRISBURG	HARRISBURG EAST S.C.		1972	192,078	100.0	VALUE CITY FURNITURE	48,884	TOUCH OF COLOR FLOORING	31,167	GIANT	72,251
HAVERTOWN	TOWNSHIP LINE S.C.		1996	80,938	100.0	KOHL'S	80,938				
HORSHAM	HORSHAM POINT		2015	71,737	100.0					GIANT	48,820
MONTGOMERYVILLE	MONTGOMERY SQUARE	KIR	2002	254,432	100.0	DICK'S SPORTING GOODS	60,929	PETSMART	26,340	GIANT	67,179
PHILADELPHIA	CASTOR PLACE	OJV	1983	184,097	100.0	BURLINGTON	70,723	RAYMOUR & FLANIGAN FURNITURE	33,000		
PHILADELPHIA	COTTMAN & BUSTLETON CENTER	OJV	1995	332,812	99.3	TARGET	137,000	PEP BOYS	20,800	ACME MARKETS	66,703
PHILADELPHIA	LINCOLN SQUARE		2017	101,226	97.5	TARGET	36,215	PETSMART	15,360	SPROUTS FARMERS MARKET	32,000
PHILADELPHIA	FISHTOWN CROSSING		2022	135,434	100.0	PEP BOYS	20,615	FIVE BELOW	11,948	IGA SUPERMARKET	40,000
PITTSBURGH	WEXFORD PLAZA		2010	156,295	100.0	ARHAUS FURNITURE	18,500	THE TILE SHOP	16,059	WHOLE FOODS MARKET	45,367
PITTSBURGH	CRANBERRY COMMONS		2016	165,920	100.0	TJ MAXX	30,000	STAPLES	23,884	FRESH THYME FARMERS MARKET	31,296
RICHBORO	CROSSROADS PLAZA - RICHBORO		1986	111,982	100.0					ACME MARKETS	55,537
SHREWSBURY	SHREWSBURY SQUARE S.C.		2014	94,706	96.8					GIANT	61,185
SPRINGFIELD	SPRINGFIELD S.C.		1983	175,068	99.7	STAPLES	26,535	EMPIRE BEAUTY SCHOOL	11,472	GIANT	66,825
WHITEHALL	WHITEHALL CENTER		1996	84,524	100.0	KOHL'S	84,524				
WYNNEWOOD	WHOLE FOODS AT WYNNEWOOD		2014	55,911	100.0					WHOLE FOODS MARKET	45,453
PUERTO RICO											
BAYAMON	REXVILLE TOWN CENTER		2006	185,689	96.2	PLANET FITNESS	18,100	CHUCK E CHEESE	13,600	PUEBLO	35,588

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
CAGUAS	PLAZA CENTRO - COSTCO		2006	599,409	95.3	SAM'S CLUB	138,622	JCPENNEY	98,348	COSTCO	134,881
CAROLINA	LOS COLOBOS		2006	573,790	98.1	HOME DEPOT	109,800	MAX'S	99,577	ECONO RIAL	56,372
MANATI	MANATI VILLA MARIA S.C.		2006	76,685	91.7	PLANET FITNESS	20,350	FARMACIAS SAVIA	11,525		
MAYAGUEZ	WESTERN PLAZA		2006	354,675	100.0	HOME DEPOT	109,800	CARIBBEAN CINEMA	45,126	SAM'S CLUB	100,408
PONCE	PONCE TOWNE CENTER		2006	191,680	100.0	2000 CINEMA CORP.	60,000	GOLDEN CORRAL	13,559	SUPERMERCADOS MAXIMO	35,651
TRUJILLO ALTO	TRUJILLO ALTO PLAZA		2006	194,130	100.0	GRAND STORES	35,000	ME SALVE	22,415	PUEBLO	26,869
SOUTH CAROLINA											
CHARLESTON	ST. ANDREWS CENTER		1978	187,905	96.0	BURLINGTON	35,351	PETCO	15,314	HARRIS TEETER	52,334
CHARLESTON	WESTWOOD PLAZA		1995	180,845	100.0	BARNES & NOBLE	25,389	TJ MAXX	25,240	HARRIS TEETER	53,000
GREENVILLE	WOODRUFF S.C.		2010	118,452	100.0	ACADEMY SPORTS & OUTDOORS	89,510			TRADER JOE'S	12,836
GREENVILLE	FOREST PARK		2012	51,103	100.0					THE FRESH MARKET	20,550
TENNESSEE											
CORDOVA	THE COMMONS AT DEXTER LAKE		2021	228,796	97.8	CRUNCH FITNESS	36,000	MARSHALLS	30,000	KROGER	69,300
MADISON	OLD TOWNE VILLAGE		1978	175,593	95.6	OLD TIME POTTERY	99,400			WALMART NEIGHBORHOOD MARKET	39,687
MEMPHIS	MENDENHALL COMMONS		2021	88,108	100.0					KROGER	74,685
MT. JULIET	PROVIDENCE MARKETPLACE		2024	623,233	100.0	JCPENNEY	98,994	BELK	74,985	KROGER (4)	97,000
NASHVILLE	BELLEVUE PLACE		2024	77,166	97.9	PLANET FITNESS	23,852	HARBOR FREIGHT TOOLS	20,469		
TEXAS											
AMARILLO	WESTGATE PLAZA	KIR	1997	486,662	99.4	HOME DEPOT	109,800	KOHL'S	94,680		
AUSTIN	CENTER OF THE HILLS		1998	136,627	100.0	TESLA	64,310	PETCO	13,108		
AUSTIN	SUNSET VALLEY MARKETFAIR	PRU	2007	213,352	98.2	PAINTED TREE BOUTIQUES	42,098	HOMESENSE	28,730		
AUSTIN	MUELLER REGIONAL RETAIL CENTER		2021	357,087	100.0	HOME DEPOT	113,341	BEST BUY	29,404	SPROUTS FARMERS MARKET	20,171
AUSTIN	LAKEHILLS PLAZA		2024	75,914	94.9	TRUFUSION	12,582			TARGET (4)	102,000
AUSTIN	HOMESTEAD S.C.	OJV	2011	88,824	98.3	BARNES & NOBLE	24,685	PETCO	12,350		
AUSTIN	ROUND ROCK S.C.	OJV	2011	131,039	100.0	GATTI LAND EATER-TAINMENT	31,094	O'REILLY AUTO PARTS	29,678		
AUSTIN	CENTURY SOUTH S.C.	OJV	2011	205,655	95.3	ACADEMY SPORTS & OUTDOORS	61,452	GOLD'S GYM	30,000		
BELLAIRE	BELLAIRE BLVD S.C. (3)		2021	3,623	100.0					GROCER	12,500
BROWNSVILLE	LAS TIENDAS PLAZA		2005	240,770	100.0	BURLINGTON	80,274	TJ MAXX	28,460	NATURAL GROCERS	18,100
BROWNSVILLE	NORTH TOWNE PLAZA - BROWNSVILLE		2021	27,846	100.0	FIRST NATIONAL BANK TEXAS	14,680			GROCER	23,299
BURLESON	GATEWAY STATION		2011	367,552	97.8	KOHL'S	86,584	ROSS DRESS FOR LESS	30,187	ALBERTSONS (4)	54,340
COLLEGE STATION	ROCK PRAIRIE MARKETPLACE		2021	31,603	68.2						
CONROE	CONROE MARKETPLACE		2015	289,322	99.5	ASHLEY	48,000	TJ MAXX	32,000		
DALLAS	CITYPLACE MARKET	KIR	1998	83,868	100.0	ROSS DRESS FOR LESS	28,160	OFFICEMAX	23,500	TARGET (4)	130,715
DALLAS	PRESTON FOREST VILLAGE	PRU	2007	171,143	97.1	CVS PHARMACY	16,799	RALLY HOUSE	10,800	NATURAL GROCERS	15,130
FORT WORTH	MONTGOMERY PLAZA		2015	286,737	97.1	MARSHALLS/HOMEGOODS	38,032	ROSS DRESS FOR LESS	30,079	TARGET (4)	173,890
FRISCO	PRESTON LEBANON CROSSING		2006	241,509	96.9	HOBBY LOBBY / MARDELS	81,392	EOS FITNESS	50,000	SPROUTS FARMERS MARKET	26,043
GALVESTON	GALVESTON PLACE		2021	209,172	92.7	SPEC'S LIQUOR	29,845	BURLINGTON	29,813	RANDALL'S	52,550
GRAND PRAIRIE	LAKE PRAIRIE TOWNE CROSSING		2006	246,440	97.7	EOS FITNESS	30,000	ROSS DRESS FOR LESS	29,931	TARGET (4)	173,890
HOUSTON	CYPRESS TOWNE CENTER		2005	279,210	99.5	TJ MAXX	32,000	ROSS DRESS FOR LESS	30,187	TARGET (4)	125,400
HOUSTON	THE CENTRE AT COPPERFIELD		2015	144,055	100.0	BEST BUY	35,317	HOMEGOODS	31,620		
HOUSTON	COPPERWOOD VILLAGE		2015	350,787	92.0	MARSHALLS	30,382	CRUNCH FITNESS	26,535	FOOD TOWN (4)	57,539
HOUSTON	TOMBALL CROSSING		2013	149,065	98.9	ROSS DRESS FOR LESS	30,176	OLD NAVY	19,222		
HOUSTON	COPPERFIELD VILLAGE		2015	163,648	97.6	ROSS DRESS FOR LESS	26,000	TOTAL WINE & MORE	23,608	SPROUTS FARMERS MARKET	29,582
HOUSTON	RIVER OAKS S.C. WEST		2021	315,177	93.5	BARNES & NOBLE	33,179	RIVER OAKS THEATER	13,779	KROGER	55,670
HOUSTON	HEIGHTS PLAZA		2021	71,277	94.5	GOODWILL INDUSTRIES	24,841			KROGER	32,390
HOUSTON	WESTHILL VILLAGE		2021	130,851	95.6	ROSS DRESS FOR LESS	27,685	BURLINGTON	24,061		
HOUSTON	BLALOCK MARKET		2021	97,277	100.0					99 RANCH MARKET	83,791
HOUSTON	THE CENTRE AT POST OAK		2021	187,327	93.5	MARSHALLS	40,000	NORDSTROM RACK	30,017	GROCER	25,520
HOUSTON	RICHMOND SQUARE		2021	89,822	97.6	BEST BUY	58,321	BURLINGTON	26,941		
HOUSTON	ALABAMA SHEPHERD S.C.		2021	59,120	100.0	PETSMART	22,283	WHOLE EARTH PROVISION CO.	16,218	TRADER JOE'S	14,566
HOUSTON	SHOPPES AT MEMORIAL VILLAGES		2021	166,777	98.0	GULF COAST VETERINARY SPECIALI	82,658				
HOUSTON	HEB - DAIRY ASHFORD & MEMORIAL		2021	36,874	100.0					H-E-B	36,874

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
HOUSTON	OAK FOREST		2021	161,687	100.0	ROSS DRESS FOR LESS	27,955	DOLLAR TREE	15,120	KROGER	65,206
HOUSTON	SHOPS AT HILSHIRE VILLAGE		2021	119,082	100.0	WALGREENS	15,120			KROGER	63,373
HOUSTON	VILLAGE PLAZA AT BUNKER HILL		2021	491,686	99.3	ACADEMY SPORTS & OUTDOORS	86,120	BURLINGTON	40,000	H-E-B	127,983
HOUSTON	WESTCHASE S.C.		2021	223,656	99.3	PAINTED TREE BOUTIQUES	38,800	NORDSTROM RACK	30,400	WHOLE FOODS MARKET	45,489
HOUSTON	SHOPS AT KIRBY DRIVE		2021	10,000	100.0						
HOUSTON	SHOPS AT THREE CORNERS		2021	251,972	96.8	ROSS DRESS FOR LESS	30,187	BURLINGTON	22,050	FIESTA	80,676
HUMBLE	ATASCOCITA COMMONS		2013	316,574	99.0	KOHL'S	88,827	DICK'S SPORTING GOODS	50,530	TARGET (4)	180,000
KINGWOOD	KINGS CROSSING		2021	127,296	93.2	CLUB STUDIO	40,000	ACE HARDWARE	29,199		
LAREDO	INDEPENDENCE PLAZA - LAREDO		2021	347,339	100.0	HOBBY LOBBY	55,000	ROSS DRESS FOR LESS	30,187	H-E-B	147,324
LAREDO	NORTH CREEK PLAZA		2021	240,265	83.7	BEST BUY	45,699	MARSHALLS	40,000	H-E-B (4)	59,840
LAREDO	PLANTATION CENTRE		2021	137,177	93.4					H-E-B	86,536
MCALLEN	TRENTON CROSSING - NORTH MCALLEN		2021	265,566	91.9	HOBBY LOBBY	55,000	ROSS DRESS FOR LESS	30,164	TARGET (4)	123,693
MCALLEN	OLD NAVY - MCALLEN	OJV	2021	15,000	100.0	OLD NAVY	15,000				
MCALLEN	MARKET AT NOLANA	OJV	2021	41,138	88.8					WALMART (4)	205,113
MCALLEN	LAS TIENDAS S.C.	OJV	2021	287,952	92.2	DICK'S SPORTING GOODS	76,100	TOTAL WINE & MORE	33,574		
MCALLEN	NORTHCROSS S.C.	OJV	2021	74,765	73.2	BARNES & NOBLE	24,864				
MCALLEN	MCALLEN CENTER	OJV	2021	103,631	61.4	TRUFIT ATHLETIC CLUB	48,631			NATURAL GROCERS	15,000
MESQUITE	KROGER PLAZA		1974	79,550	97.0					KROGER	51,000
MISSION	NORTH SHARYLAND CROSSING	OJV	2021	1,674	100.0						
MISSION	SHARYLAND TOWNE CROSSING	OJV	2021	360,809	96.9	ROSS DRESS FOR LESS	29,798	TJ MAXX	28,000	H-E-B	148,270
MISSION	MARKET AT SHARYLAND PLACE	OJV	2021	107,912	95.4	KOHL'S	89,912	DOLLAR TREE	10,000	WALMART (4)	186,000
PASADENA	FAIRWAY PLAZA	KIR	1999	410,071	99.2	BEST BUY	36,896	ROSS DRESS FOR LESS	30,187		
PLANO	ACCENT PLAZA		1996	100,598	100.0	PGA TOUR SUPERSTORE	97,798				
RIO GRANDE CITY	STARR PLAZA	OJV	2021	177,703	99.1	ROSS DRESS FOR LESS	26,502	MARSHALLS	24,000	H-E-B	109,121
SAN ANTONIO	FIESTA TRAILS		2021	362,020	95.7	BOB MILLS FURNITURE	96,000	BEST BUY	37,000	H-E-B (4)	78,000
SAN ANTONIO	STEVENS RANCH		2021	32,611	100.0					H-E-B (4)	100,000
SPRING	GRAND PARKWAY MARKETPLACE		2014	590,337	98.0	ACADEMY SPORTS & OUTDOORS	63,182	HOBBY LOBBY	55,000	TARGET (4)	126,844
SUGAR LAND	WOODBRIDGE S.C.		2012	96,623	92.7					KROGER	64,842
TOMBALL	TOMBALL MARKETPLACE		2021	168,733	94.2	ROSS DRESS FOR LESS	25,000	MARSHALLS	25,000		
WEBSTER	CENTER AT BAYBROOK		2006	365,308	99.0	HOBBY LOBBY	100,086	IKEA	93,911		
WEBSTER	BAYBROOK GATEWAY		2021	268,005	100.0	ASHLEY	39,846	BARNES & NOBLE	32,000	SPROUTS FARMERS MARKET	23,800
VIRGINIA											
ALEXANDRIA	HILLTOP VILLAGE CENTER		2021	250,811	98.4	LA FITNESS	35,000			WEGMANS	128,357
ALEXANDRIA	WEST ALEX-RETAIL		2021	97,977	100.0					HARRIS TEETER	61,816
ARLINGTON	CENTRO ARLINGTON		2021	72,367	100.0					HARRIS TEETER (2)	51,518
BURKE	BURKE TOWN PLAZA		2014	124,148	96.8	CVS PHARMACY	12,380			SAFEWAY	53,495
FAIRFAX	COSTCO PLAZA - FAIRFAX	KIR	1998	341,727	100.0	HOME DEPOT	126,290	ONELIFE FITNESS	42,837	COSTCO	139,658
FAIRFAX	MAIN STREET MARKETPLACE	PRU	2007	96,862	100.0	TJ MAXX	27,888	WALGREENS	15,230		
FAIRFAX	OLD TOWN PLAZA		2007	52,946	100.0						
LEESBURG	BATTLEFIELD S.C.	PRU	2007	317,042	99.5	DICK'S SPORTING GOODS	43,149	ROSS DRESS FOR LESS	25,994	SPROUTS FARMERS MARKET	24,770
PENTAGON CITY	PENTAGON CENTRE	CPP	2010	351,660	100.0	MARSHALLS	42,142	BEST BUY	36,532	COSTCO	171,286
STAFFORD	DOC STONE COMMONS		2016	101,042	100.0	STAPLES	23,942	PETCO	12,000	GIANT FOOD	61,500
STAFFORD	STAFFORD MARKETPLACE		2015	417,827	100.0	KOHL'S	87,101	TJ MAXX	30,545	SHOPPERS FOOD	67,995
STERLING	POTOMAC RUN PLAZA		2008	361,110	98.4	REGENCY FURNITURE	45,210	MICHAELS	35,333	TARGET (4)	125,204
STERLING	DULLES TOWN CROSSING		2015	808,442	100.0	WALMART	209,613	LOWE'S HOME CENTER	135,197	SAM'S CLUB	135,193
WOODBRIDGE	GORDON PLAZA (3)		2017	16,530	100.0					ALDI	16,530
WOODBRIDGE	SMOKETOWN STATION	KIR	1998	503,788	99.6	HOBBY LOBBY	63,971	DICK'S SPORTING GOODS	57,437	LIDL	24,510
WOODBRIDGE	STONEBRIDGE AT POTOMAC TOWN CENTER		2023	504,616	98.7	ONELIFE FITNESS	42,401	ALAMO DRAFTHOUSE CINEMA	40,980	WEGMANS	138,500
WASHINGTON											
AUBURN	AUBURN NORTH		2007	172,203	77.5	LA FITNESS	34,500	OFFICE DEPOT	23,070		
BELLEVUE	THE MARKETPLACE AT FACTORIA		2013	508,173	89.6	TARGET	101,495	NORDSTROM RACK	41,258	T&T SUPERMARKET	76,207
COVINGTON	COVINGTON ESPLANADE		2021	187,388	97.2	HOME DEPOT	130,948				
FEDERAL WAY	PAVILIONS CENTRE	KIR	2000	202,322	78.5	BARNES & NOBLE	24,987	PETCO	14,993	H MART	55,069
KENT	CANYON RIDGE PLAZA	PRU	2006	86,909	94.0	ROSS DRESS FOR LESS	27,200	OLD NAVY	12,500	TARGET (4)	115,900
LAKE STEVENS	FRONTIER VILLAGE S.C.		2012	188,259	98.8	MICHAELS	22,389	ROSS DRESS FOR LESS	22,354	SAFEWAY	61,000

LOCATION	BUILDING NAME	PORTFOLIO	YEAR DEVELOPED OR ACQUIRED	LEASABLE AREA (SQ.FT.)	PERCENT LEASED (1)	MAJOR LEASES				GROCER	
						TENANT NAME	GLA	TENANT NAME	GLA	TENANT NAME	GLA
MILL CREEK	GATEWAY S.C.		2016	96,671	100.0	PLANET FITNESS	25,333			SPROUTS FARMERS MARKET	29,942
PUYALLUP	MERIDIAN TOWN CENTER	OIP	2021	77,666	52.6	ACE HARDWARE	20,849			SAFEWAY (4)	65,691
PUYALLUP	SOUTH HILL CENTER	OIP	2021	129,464	98.5	BEST BUY	45,365	ROSS DRESS FOR LESS	30,139		
SEATTLE	JEFFERSON SQUARE	PRU	2006	87,347	93.1	CVS PHARMACY	13,327			SAFEWAY	39,556
SEATTLE	THE WHITTAKER		2021	63,663	100.0					WHOLE FOODS MARKET	41,000
SEATTLE	QUEEN ANNE MARKETPLACE	OIP	2021	80,488	75.7					METROPOLITAN MARKET	48,350
SEATTLE	RAINIER VALLEY SQUARE	OIP	2021	110,803	100.0	ROSS DRESS FOR LESS	25,692			SAFEWAY	64,186
SEATTLE	2200 WESTLAKE RETAIL	OIP	2021	79,873	92.1					WHOLE FOODS MARKET	47,367
SILVERDALE	SILVERDALE PLAZA		2012	170,403	76.5	STAPLES	13,090			SAFEWAY	55,000
SPOKANE	FRANKLIN PARK S.C.		2015	124,954	97.0	ROSS DRESS FOR LESS	25,000	BURLINGTON	22,855	TRADER JOE'S	12,052
TUKWILA	PARKWAY SUPER CENTER	KIR	2003	468,857	95.6	DICK'S SPORTING GOODS	53,545	MACY'S FURNITURE	48,670	LAM'S SEAFOOD MARKET	39,336
TOTAL 572 SHOPPING CENTER PROPERTY INTERESTS (6)				**102,355,375**							

(1) Percent leased information as of December 31, 2025.
(2) Denotes tenants who are Dark & Paying.
(3) Denotes projects which exclude GLA of units being held for redevelopment.
(4) Denotes tenants who are Shadow Anchors.
(5) Denotes tenants under RGMZ Venture REIT.
(6) Does not include 59 properties, primarily through the Company's preferred equity investments, other real estate investments and non-retail properties, totaling approximately 3.2 million square feet of GLA.

CPP Denotes property interest in Canada Pension Plan.
KIR Denotes property interest in Kimco Income REIT.
OIP Denotes property interest in Other Institutional Programs.
OJV Denotes property interest in Other US Joint Ventures.
PRU Denotes property interest in Prudential Investment Program.
R2G Denotes property interest in R2G Venture LLC.


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Stockholder Information

Counsel

Latham & Watkins LLP
Washington, DC

Auditors

PricewaterhouseCoopers LLP
New York, NY

Registrar and Transfer Agent

EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0854
1-866-557-8695
Website: www.shareowneronline.com

Stock Listings

NYSE—Symbols
KIM, KIMprL,
KIMprM, KIMprN


KIM
LISTED
NYSE

Investor Relations

A copy of the Company's Annual Report on Form 10-K may be obtained at no cost to stockholders by writing to:

David F. Bujnicki
Senior Vice President,
Investor Relations & Strategy
Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, NY 11753
1-833-800-4343
E-mail: ir@kimcorealty.com

Annual Meeting of Stockholders

All stockholders are cordially invited to attend the 2026 annual meeting, which will be conducted via a live broadcast on May 21, 2026. The Company has embraced the environmentally-friendly virtual meeting format, which it believes enables increased stockholder attendance and participation. During this virtual meeting, you may ask questions and will be able to vote your shares electronically. You may also submit questions in advance of the 2026 annual meeting by visiting www.virtualshareholdermeeting.com/KIM2026. The Company will respond to as many inquiries at the 2026 annual meeting as time allows.

If you plan to attend the 2026 annual meeting online, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompany your proxy materials. The 2026 annual meeting will begin promptly at 10:00 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

Annual Report to Stockholders

Our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) is included in this 2025 Annual Report and forms our annual report to security holders within the meaning of SEC rules.

Dividend Reinvestment and Common Stock Purchase Plan

The Company's Dividend Reinvestment and Common Stock Purchase Plan provides stockholders with an opportunity to conveniently and economically acquire Kimco common stock. Stockholders may have their dividends automatically directed to our transfer agent to purchase common shares without paying any brokerage commissions. Requests for booklets describing the Plan, enrollment forms and any correspondence or questions regarding the Plan should be directed to:

EQ Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
1-866-557-8695

Holders of Record

Holders of record of the Company's common stock, par value $0.01 per share, totaled 2,548 as of March 23, 2026.

Offices

Executive Offices

500 North Broadway
Suite 201
Jericho, NY 11753
516-869-9000
www.kimcorealty.com

Other Offices

The Company maintains 31 regional and satellite offices throughout the United States.

Corporate Directory

Board of Directors

Ross Cooper
President &
Chief Investment Officer
Kimco Realty Corporation

Philip E. Coviello [1][3]
Former Partner
Latham & Watkins LLP

Conor C. Flynn
Chief Executive Officer
Kimco Realty Corporation

David Jamieson
Executive Vice President &
Chief Operating Officer
Kimco Realty Corporation

Nancy Lashine [1][2]
Founder & Managing Partner
Park Madison Partners

Frank Lourenso [1][2]
Former Executive Vice President
JPMorgan Chase & Co.

Henry Moniz [1][3]
Chief Compliance Officer
Meta

Mary Hogan Preusse [2][3v]
Former Managing Director and
Co-Head of Americas Real Estate
APG Asset Management US Inc.

Valerie Richardson [2v][3]
Former Chief Operating Officer
International Council of
Shopping Centers

Richard B. Saltzman [1v][2][3]
Independent Chairman of the Board
Kimco Realty Corporation
Former CEO and President
Colony Capital

Milton Cooper
Chairman Emeritus
Kimco Realty Corporation

[1] Audit Committee
[2] Executive Compensation Committee
[3] Nominating and Corporate Governance Committee
[v] Chair

Executive and Senior Management

Conor C. Flynn
Chief Executive Officer

Ross Cooper
President &
Chief Investment Officer

Glenn G. Cohen
Executive Vice President &
Chief Financial Officer

David Jamieson
Executive Vice President &
Chief Operating Officer

Raymond Edwards
Executive Vice President
Retailer Services

Leah Landro
Executive Vice President &
Chief Human Resources Officer

Bruce Rubenstein
Executive Vice President,
General Counsel & Secretary

William Teichman
Executive Vice President,
Chief Innovation &
Transformation Officer

Kathleen Thayer
Executive Vice President,
Chief Accounting Officer & Treasurer

David F. Bujnicki
Senior Vice President
Investor Relations & Strategy

Scott Gerber
Senior Vice President
Risk

Geoffrey Glazer
Senior Vice President
National Development & Construction

Brett N. Klein
Senior Vice President
Financial Planning & Analysis

Jennifer Maisch
Senior Vice President
Marketing & Retail Partnerships

Harvey G. Weinreb
Senior Vice President
Tax

Regional Management

Wilbur E. Simmons, III
Regional President

Joshua Weinkranz
Regional President

Corporate Management

Barbara E. Briamonte
Vice President
Legal

Tamara Chernomordik
Vice President
Strategic Projects & Change Management

David Domb
Vice President
Research & Data Analytics

Paul C. Dooley
Vice President
Real Estate Tax & Insurance

Kraig Elliot
Vice President &
Chief Information Security Officer

Kenneth Fisher
Vice President
Chief Technology Officer

Christopher Freeman
Senior Vice President
Property Management

Marissa Garcia
Vice President
Investments

Jason Lee
Vice President
Legal

Heather Medica
Vice President
Human Resources

Jonathon Siswick
Vice President
Lease Administration



KIMCO® REALTY

500 North Broadway, Suite 201, Jericho, NY 11753 | (833) 800-4343

kimcorealty.com